STRATEGIC EDUCATION INC

2025 ANNUAL REPORT

Strategic Education, Inc.
Letter to Shareholders 2025

Dear Fellow Shareholders,

In 2025, your company generated $1.27 billion in revenue, $197 million in adjusted operating income, $145 million in adjusted net income, and $6.21 in adjusted earnings per share. During the year Strategic Education, Inc. (SEI) grew its revenue 4%, while its expenses only increased 1%, leading to a 25% annual increase in both operating income and earnings per share. We educated over 105,000 students at our three Universities in 2025, and served an additional 235,000 students through our Education Technology Services segment. Most importantly, during 2025 our three Universities graduated over 30,000 students with bachelor's, master's, or doctoral degrees. As SEI shareholders, we should all be particularly grateful for that last statistic, because the academic success of our students will always be the most important generator of long-term returns on our invested capital.

In reviewing our 2025 results several important themes stand out. First, notwithstanding our very healthy financial performance, enrollment in all three of our Universities was softer in 2025 than we had planned. Second, and conversely, the performance of our Education Technology Services segment in 2025 was stronger than even our own aggressive expectations. Indeed, our non-university operations have now grown to be a very significant part of SEI's overall enterprise. Third, 2025 marked a watershed in our adoption of Artificial Intelligence (A.I.) tools to significantly improve our productivity and the quality of our academic operations. With very modest capital expenditures we are already seeing significant financial returns. Fourth, based on that improved productivity, coupled with the strength of our diversified set of educational assets, 2025 was our third straight year of greater than 25% growth in adjusted earnings per share. Finally, in terms of capital allocation, in 2025 we were more aggressive than usual in repurchasing our equity shares in the open market.

In this letter I will explore all of these themes, as well as discuss the specific performance in 2025 of our three business units: US Higher Education, Australia/New Zealand, and Education Technology Services. Finally, as is our custom, I have included in an appendix to this letter both an excerpt from Strayer University's 1912 student catalog, as well as an excerpt from my first Letter to Shareholders written in 2001. These two excerpts have been printed in each of our company annual reports since 2001. While our enterprise is now admittedly much larger than just Strayer University, I believe both excerpts remain helpful in understanding SEI's culture, operating model, and most importantly, our immutable priorities.

Our US Higher Education assets include both Strayer University, a 133-year-old institution serving mostly undergraduate students, and Capella University, a 33-year-old institution serving mostly graduate students. Strayer University operates through an extensive physical campus network as well as online, while Capella University operates solely online. These two Universities educated a combined 86,300 students in 2025, down slightly from 87,500 in 2024. Our US Higher Education segment generated $868 million in revenue in 2025 (up from $858 million in 2024) and contributed $102 million in adjusted operating earnings (up from $77 million in 2024).

In 2025 our Australia/New Zealand segment, which is made up of Torrens University, Media Design School, and Think Education, educated roughly 19,200 students, a slight decrease from the previous year. During the year the segment generated revenue of US $257 million, and operating income contribution of US $36 million. Within Australia's Ministry of Education, the governing body of Australia's higher education sector is the Tertiary Education Quality and Standards Agency (TEQSA). Similar to the accrediting bodies in the United States, TEQSA periodically reviews and reregisters all Australian universities to ensure their quality and compliance with academic standards. I am pleased to report that in 2025 Torrens University successfully underwent its periodic review, and received the longest possible reregistration of seven years, signaling TEQSA's high confidence in Torrens University. Rest assured that we will continue to steward Torrens University in a way that merits that confidence.

The 105,000 students we enrolled at our three universities in 2025 was roughly 2,000 less than the prior year. Of course, we recognize and are comfortable with variability in our student enrollment. Nonetheless, there are several specific factors I would highlight in analyzing our 2025 enrollment results. At the macro level, in the United States in 2025 there was a slight deterioration in labor force participation rates, and in employment confidence surveys, both of which tend to underpin the willingness of prospective working adult students to return to university. At the more granular level, Capella University experienced some softness in 2025 in its nursing degrees, which was not too surprising given the very high rates of growth in Capella's nursing programs over the last three years. We also rationalized some programs at Strayer University in 2025, both to better align Strayer with some specific employer demand, as well as to make Strayer's curricula more relevant to general changes in the workplace. And finally, enrollment at Torrens University was limited in 2025 by restrictions which the Australian Government placed on the immigration of foreign students into Australia. Enrollment at Torrens has historically comprised roughly half domestic Australian students and half international students. In 2025 Torrens University actually grew its domestic student enrollment, but the caps on international student visas imposed by the Australian Government during the year specifically limited Torrens' international student enrollment in 2025 to roughly 80% of its 2024 levels.

In 2026 we will anniversary the international student caps in Australia, and expect nursing enrollment at Capella to normalize. In addition, at Strayer University we are adding some highly rated curricula in digital marketing and graphic design from our Media Design School in New Zealand. Strayer University's Jack Welch Management Institute continues to impress and was once again in 2025 rated as one of the top ten online MBA programs globally. Given the quality of the academic offerings at all three of our universities, we are confident that over the long term our total university enrollment will grow in line with our notional model.

Our Education Technology Services segment, the fastest growing and most profitable part of our enterprise, had another very strong year in 2025. This segment contains all of our non-university operations and consists of two main assets: Workforce Edge, a business which structures and manages employer-university partnerships; and Sophia, our self-paced online academic subscription service. In 2025 the segment grew revenue 41% to $148 million, while operating income increased 38% to $59 million.

Workforce Edge generates revenue and operating margin for SEI in three different ways. First, by earning a fee from universities for helping those universities attract students whose tuition is paid by the employers of those students; second, by earning fees from employer clients for managing their tuition reimbursement programs; and third, Workforce Edge helps our own Universities (Capella, Strayer, and Torrens) attract employer-sponsored students. In 2025, Workforce Edge signed four new major corporate clients, and now has over 2.6 million employees on its platform. It remains poised for significant future growth.

Sophia consists of a catalog of over 70 self-paced online courses. Students can access all these courses for a subscription price of $99 per month. The courses cover mostly 100-level general education topics and are designed to replace the large first year survey courses offered at traditional universities. Sophia courses are designed and graded by subject matter experts and university professors. All Sophia courses have been recommended by the American Council on Education for transfer credit to accredited universities. Indeed, Sophia has entered into articulation agreements with over 100 universities which have agreed to accept Sophia credits for transfer. In just four years of operation, Sophia has grown to over 215,000 discrete paying users as of year end 2025.

Sophia and Workforce Edge are similar in size, profitability, and growth rates. They also complement each other, as some Workforce Edge corporate clients require their employees to take Sophia courses first, before enrolling in any traditional university-level courses. Doing so can both hold down the cost of the employee's education as well as improve the employee's academic success. Together, Workforce Edge and Sophia make the Education Technology Services segment a very valuable addition to our university network, and we look forward to the continued contributions from this segment in 2026.

At SEI, as both educators and technologists, we have watched with great interest the accelerating development of A.I. tools over the last decade. Indeed, 2025 proved to be a step change in our adoption of some of these tools into our academic mission, and that adoption generated significant educational and financial benefits during the year. For some time now we have utilized A.I. capabilities to automate and standardize certain academic support functions. We have steadily increased the efficacy of our technology tools, such as Irving at Strayer University, and Ella at Capella University. Some of our A.I. technology suite we have codeveloped with larger technology companies, and some we have acquired off-the-shelf from those companies. Importantly, there was an enormous increase in the sophistication and utility of the A.I. tools available to us in 2025. We took advantage of that increased sophistication to significantly improve our productivity during the year. In fact, we reduced our annual run rate expense base by roughly $30 million, and we expect that we can replicate this performance for several years into the future.

A.I. is also causing us to rethink and modify many of our course offerings. For decades, all three of our Universities have been at the forefront of teaching Computer Science and Information Technology. As academics, our focus at SEI is not just how to use A.I. to improve the productivity of our own enterprise, but more importantly, to understand the effect that A.I. has on the size and make-up of the workforce in the economy as a whole, and how that changes what we need to teach. The positive impact of advancements in A.I. is the ability of institutions to lower costs and increase productivity. However, there is a negative impact in the reduced employment opportunity in those areas where low cost and highly accurate artificial intelligence replaces actual human intelligence. In speaking with our employer partners, it is clear that they are experiencing similar changes as we have in their own workforces, and indeed that these changes are happening across the economies of the entire developed world. Some economists have used the metaphor of a K shaped economy to describe this phenomenon, with one part of the workforce (the upward slant of the K) benefiting from the adoption of A.I., while another part of the workforce (the downward slant of the K) is disrupted and harmed. I believe this metaphor is important, because it highlights that the fulcrum in the K shaped economy is one's educational and technological adaptability to use A.I.

That fulcrum is where SEI excels. We offer academic programs which give our graduates the cognitive skills to ask the right questions, to think critically about the answers to those questions, and most importantly to reach correct conclusions when confronted with competing inputs. Our mission at SEI is to make our graduates effective users of A.I. tools, and not victims of their adoption. With over a century-long track record of academic success in periods of rapid technological change, we are well positioned to accomplish that mission, and we look forward to the challenge.

The beauty of SEI's business model (and our good fortune as its shareholders) is its ability to produce significant value for our students, while at the same time producing robust financial returns. As SEI is a generator of financial capital, it is incumbent on our management team and board of directors to deploy that generated capital wisely. To help you keep score, this is how we did it in 2025. SEI began 2025 with $199 million of cash and marketable securities, no debt, and 24 million shares outstanding. During 2025 SEI generated $247 million of pretax operating cash flow, which was a 14% increase over the prior year. During the year, we used that cash as follows. First, we paid $49 million in local, state, federal and international taxes. Next, we invested $44 million in capital expenditures.

This left us with $154 million in owners' distributable cash flow, or $6.57 per share, which was both a healthy 20% increase over the prior year, and compares very favorably to our $6.21 of adjusted earnings per share. We used $57 million of that cash to pay our $2.40/share annual common dividend, and combined the remaining $97 million with an additional $43 million from our balance sheet to repurchase a total of $140 million of our common stock in the open market. We also used an additional $10 million to net settle restricted shares which vested during the year. Our open market purchases allowed us to reduce SEI share count by 1.7 million shares (or roughly 7 %), at an average price of $81.30 per share. That capital deployment left us at year end 2025 with $153 million of cash and marketable securities on our balance sheet, 22.8 million shares outstanding, no debt, and a US Department of Education financial composite score of 1.9.

Long-term shareholders of SEI will no doubt notice in 2025 a heavier than normal allocation of owner's capital to the repurchase of our own shares, which I believe deserves some explanation. Put simply, we felt in 2025 that the market put our equity on sale, and we were happy to take advantage of the opportunity to be the buyer. The first use of our capital is always to fully fund our organic internal opportunities to invest in our enterprise. These opportunities might include new academic courses and program development, incremental marketing expenditures to build our brand awareness, or expansions of both our physical plant and technology suite. In 2025 we accomplished all of that, and then gave our existing shareholders a 7% bigger share of our enterprise going forward, at what we perceived to be a very attractive valuation.

As a Board of Directors, our capital allocation priorities in 2026 will remain consistent with our history: first, fully funding our academic institutions and their various growth opportunities; second, managing our balance sheet to attain the US Department of Education financial composite score at or near the highest possible level of 3.0; and third, prudently returning any excess distributable cash to our owners, both with our common dividend, and if conditions are appropriate, with opportunistic share repurchases. In 2025, the conditions were very appropriate for share repurchases. In 2026, we shall see. As a Board, we always weigh all uses of capital against the standard of what will create the highest long-term increase in the per share value of our enterprise.

SEI's overall performance in 2025 reinforced five basic characteristics about our enterprise and business model. First, providing high quality post-secondary education creates significant value for its recipients, and done efficiently, can also create significant value for its providers, generating above average returns on the financial capital necessary to support its operations.

Second, high quality post-secondary academic institutions are, and more importantly, are *perceived* to be, a public good. Additionally, our students benefit from very favorable credit terms to finance their education through government supported or issued loans. For both of these reasons, our enterprise is highly regulated, and it is important to manage our operations with that in mind. The regulatory structure may wax and wane based on the ideological and philosophical bents of the powers that be, but it is always there.

Third, at SEI we benefit from a very strong portfolio of complimentary and mutually supporting educational assets. That portfolio provides significant scale which allows us to take advantage of best academic practices to improve student learning outcomes across all of our platforms. It also provides us with the financial strength to constantly explore new opportunities for innovation, investment, and growth. Unlike a number of undercapitalized educational institutions, we can take a very long view of both risks and opportunities, knowing that when one of our assets is challenged for any number of reasons, others of our assets are likely to be outperforming.

Fourth, based on our 2025 results, we remain on track for the notional economic model we put forth at our investor day in November 2023. Specifically, that over a five year cycle, we can grow our revenue at a compounding rate of 4-6%, limit our expense growth to a compounding rate of 2-3%, and therefore compound our cash flow and earnings metrics over that time frame by approximately 20% per annum.

Fifth, all of these observations pale in significance to the overwhelming reality of our enterprise: nothing matters unless we at the most basic level accomplish our mission in the classroom. Everything depends on our students' academic performance. That is how it has been, and how it always will be.

To conclude, on behalf of your entire Board of Directors, I would like to once again thank you for the opportunity to have been the stewards of your invested capital over the last year. As a board (and shareholders ourselves) we are very fortunate to have our enterprise led by a seasoned management team with a long track record of growing and nurturing educational assets. Led by our CEO, Karl McDonnell, who has been with us since 2005, the average tenure at the company of our senior leaders is nearly 20 years. That collective experience brings judgment, and a keen eye for both opportunities and risks. We are well served as shareholders by their leadership.

Karl, Dan Jackson (our CFO), and I all look forward to speaking with you in the upcoming year. We are always available, except during mandatory quiet periods, to answer any questions you may have about our enterprise. In addition, if you have the time, I would urge you to further diligence the fruits of your invested capital by attending a commencement exercise at one of our three Universities in 2026. Information on these events can be found on our website www.strategiceducation.com. The exhilaration and sense of accomplishment which our graduates exhibit upon receiving their degrees is the most eloquent testimony to the value that your capital is creating. It is worth seeing personally.

Sincerely yours,

Robert S. Silberman
Chairman of the Board

OUR HERITAGE

Reprinted from the Strayer Business College
1912 student catalog

This catalog was written with a view of setting before the men and women of this community some of the advantages of a business education, and of acquainting them with the superior facilities of this school for giving high-grade business training.

The courses have been designed and presented to meet the needs of the business office of today. The teachers are men and women who are specialists in their respective subjects. The school rooms have been chosen and equipped with special reference to light, comfort and sanitation, so as to make it an ideal place for study.

We ask that the public, in determining which school it shall attend, to consider the facts in connection with this school, as are outlined in this catalog and supplementary literature. It is twenty years old. It has grown steadily since the beginning. It attributes its growth to correct ideals, careful management and successful, enthusiastic, and rapidly increasing alumni.

While it is essential to its success that a school should give thorough instruction in the subjects that comprise its courses, yet the school that does only this, falls short of its full mission. The development of those traits of character which make for reliability in business and good citizenship are the peculiar province of the school as well as the home. This school, then, has nothing in common, can have nothing in common, with those so-called business schools offering cheap and superficial courses. Such courses, while inexpensive, and possibly of short duration, cannot result in anything but disappointment in the end.

This school, then, stands for high ideals, it courts investigation, welcomes comparison, and stands by its promises. It is a school to which you may attend with the knowledge that you will be in pleasant surroundings, will be accorded fair treatment, and will be given thorough and painstaking instruction.

Finally, in presenting this catalog, we want to thank a discerning public for its support, and assure it that we shall endeavor to continue to merit the bountiful confidence it has heretofore placed in us.



STRAYER BUSINESS COLLEGE
CIRCA 1912

OUR BUSINESS MODEL

Reprinted from SEI's
2001 Letter to Shareholders

Strayer Education, Inc. is an education services holding company whose primary asset is Strayer University, a 110 year old institution of higher learning focused on educating working adults. In this letter, when I use the term "Strayer", I am referring to the company, as opposed to the university. Strayer University, founded in 1892, offers associate, bachelor's, and master's level degree programs in Business Administration, Accounting, and Computer Information Systems. Strayer University serves students at 17 physical campuses in Maryland, the District of Columbia, and Virginia. In addition, Strayer University serves students in all 50 states and 39 foreign countries worldwide on the Internet through Strayer University Online.

Strayer's revenue comes from tuition payments and fees paid by, or on behalf of, Strayer University students. That revenue comes in essentially three forms. Roughly 70% is paid through federal student loans, approximately 20% is paid directly to Strayer by corporations or institutions on behalf of their employees who attend Strayer University, and the remainder is paid by students through their own sources of credit.

Strayer's expenses include salaries paid to the faculty at the University who perform the teaching duties, salaries paid to the administrative and admissions staff who manage the campuses, and salaries paid to the corporate staff who manage the Company's affairs. Expenses also include lease payments for the campus buildings we lease and depreciation for the campus buildings we own, as well as advertising and marketing costs which serve to attract prospective students to Strayer University. Finally, our expenses include supplies; such as books and computers necessary to support the educational process. Some of the furniture and electronic equipment is capitalized on our balance sheet and the expense is recorded as amortization over the period we expect the equipment to last, in accordance with generally accepted accounting principles.

The difference between the revenue we take in and the expenses we pay out is used to first pay taxes and is then added to the after-tax income generated by our financial assets (cash and marketable securities on our balance sheet) to make up our reported net income on a fully diluted basis.

Two of the attractive attributes of our business are that it generates significant after-tax free cash flow from operations, and that it has a high return on invested capital. The required capital expenditures to keep our existing assets functioning are roughly equal to our depreciation expenses. The investment capital required to fund our growth initiatives is not major. This investment capital includes traditional GAAP defined capitalized expenses, as well as increased spending which runs through our income statement. We are therefore in the enviable position of generating almost our entire net income as distributable free cash flow, even after investing in our growth. Some of this cash we do distribute back to our shareholders as dividends (common and preferred). The rest of the cash we intend to maintain as liquidity to either fund new opportunities, or ultimately return to our shareholders in a tax efficient manner. We understand that the redeployment of this cash is crucial to creating shareholder value.

As both shareholders and management, we are excited by this business model because we believe that the value of a college degree is rising with the transition to a knowledge economy, and that working adult students in search of an accredited college degree are underserved. We know that Strayer University's academic quality and convenience make it ideally suited to meet this growing demand. We have the right product, at the right time for a growing market. Our product, a quality college degree, is valued highly both by students and employers.

In 2001, we developed and committed to a new strategic plan, geared to expanding beyond our current regional focus to serve unmet nationwide demand for working adult post-secondary education. This plan consists of:

- Opening new campuses, particularly beyond our current geographic scope.
- Investing in our online university.
- Maintaining strong alliances and outreach to the major employers of our students.
- Carefully screening opportunities to invest capital through acquisitions.

CORPORATE INFORMATION

Executive Officers

Robert S. Silberman
Chairman

Karl McDonnell
Chief Executive Officer

Daniel W. Jackson
Executive Vice President,
Chief Financial Officer and
Chief Administrative Officer

Lizette B. Herraiz
Senior Vice President, Chief
Legal Officer and General
Counsel

Christa E. Hokenson
Senior Vice President and
Chief Human Resources
Officer

Web Sites

Strategic Education, Inc.
www.strategiceducation.com

Strayer University
www.strayer.edu

Capella University
www.capella.edu

Torrens University
www.torrens.edu.au

Media Design School at Strayer
www.mediadesignschool.com

Think Education
www.think.edu.au

Board of Directors

Robert S. Silberman
Chairman

Charlotte F. Beason, Ed.D.
Chairwoman, Strayer
University Board of Trustees

Rita D. Brogley
Former Head of Global
Enterprise Partnerships,
Facebook, Inc.

Gregory W. Cappelli
Chief Executive Officer,
Vanta Global, LLC

Viet D. Dinh
Principal, Palanquin
Advisors, LLC

Robert R. Grusky
Founder and Managing
Member, Hope Capital
Management, LLC

Karl McDonnell
Chief Executive Officer,
Strategic Education, Inc.

Michael A. McRobbie, Ph.D.
University Chancellor,
President Emeritus, University
Professor, Indiana University

Benjamin E. Sasse, Ph.D.
President Emeritus, University of
Florida

William J. Slocum
Founder and Managing
Partner, Presidio Gate Capital

Michael J. Thawley
Former Vice Chairman, Capital
Group International

G. Thomas Waite, III
Former Treasurer and CFO,
Humane Society of the
United States

Corporate Headquarters

2303 Dulles Station Boulevard
Herndon, VA 20171

Annual Meeting

The Annual Meeting of
Stockholders will be held
virtually on April 22, 2026
at 8:00am ET. To register go to
http://viewproxy.com/Strategic
Education/2026/htype.asp

Transfer Agent

Equiniti Trust Company, LLC
48 Wall Street, Floor 23
New York, NY 10005

Stock Listing

Strategic Education, Inc.'s
common stock is traded on the
NASDAQ Global Select
Market under the symbol
"STRA"

Independent Registered Public Accounting Firm

Deloitte & Touche, LLP
7900 Tysons One Place
Suite 800
McLean, VA 22102

Additional Investor Information

Contact the Investor Relations
Department at (612) 977-6331

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to

Commission file number: 0-21039

STRATEGIC EDUCATION, INC.
(Exact name of registrant as specified in its charter)

Maryland	**52-1975978**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
2303 Dulles Station Boulevard Herndon, VA	**20171**
(Address of principal executive offices)	(Zip Code)

REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE: (703) 561-1600

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

COMMON STOCK, $0.01 PAR VALUE	**STRA**	**Nasdaq Global Select Market**
(Title of each class)	(Trading symbol(s))	(Name of each exchange on which registered)

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:
NONE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act: ☒ Yes ☐ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act: ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the last 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act). ☐ Yes ☒ No

The aggregate market value of the voting and non-voting common stock held by non-affiliates (computed by reference to the price at which the common stock was last sold) as of June 30, 2025, the last business day of the registrant's most recently completed second fiscal quarter, was approximately $2.0 billion.

The total number of shares of common stock outstanding as of January 30, 2026 was 22,730,391.

DOCUMENTS INCORPORATED BY REFERENCE

Certain portions of the registrant's Definitive Proxy Statement for its 2026 Annual Meeting of Stockholders (which is expected to be filed with the Commission within 120 days after the end of the registrant's 2025 fiscal year) are incorporated by reference into Part III of this Annual Report.

STRATEGIC EDUCATION, INC.
FORM 10-K
INDEX

PART I

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS:

This document and the documents incorporated by reference herein include "forward-looking statements," within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), including, without limitation, the statements about our plans, strategies, and prospects under the headings "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." We have typically used the words "expect," "estimate," "assume," "believe," "anticipate," "may," "will," "forecast," "outlook," "plan," "project," "potential" and similar expressions in this document and the documents incorporated by reference herein to identify forward-looking statements. We have based these forward-looking statements on our current views with respect to future events and financial performance. Actual results could differ materially from those projected in the forward-looking statements. These forward-looking statements are subject to many risks, uncertainties and assumptions, including, among other things:

- the pace of student enrollment;

- our continued compliance with Title IV of the Higher Education Act of 1965, as amended (the "Higher Education Act" or "HEA"), and the regulations thereunder, as well as other federal laws and regulations, institutional accreditation standards, and state regulatory requirements;

- legislation and other actions by the U.S. Congress, actions by the current administration, rulemaking and other action by the U.S. Department of Education ("Department of Education" or the "Department") or other governmental entities, including without limitation action related to Title IV programs, Department of Education staffing levels, borrower defense to repayment applications, gainful employment or similar measures, 90/10, increased focus by governmental entities on for-profit education institutions, and including actions by governmental entities in Australia and New Zealand;

- competitive factors;

- risks associated with the opening of new campuses;

- risks associated with the offering of new educational programs and adapting to other changes;

- risks associated with the acquisition of other businesses, including existing educational institutions;

- risks related to the timing of regulatory approvals;

- our ability to implement our growth strategy;

- risks associated with the ability of our students to finance their education in a timely manner; and

- general economic and market conditions.

You should not put undue reliance on any forward-looking statements. You should understand that many important factors, including those discussed under the headings "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," could cause our results to differ materially from those expressed or suggested in any forward-looking statements. Further information about these and other relevant risks and uncertainties may be found in *Item 1A. Risk Factors* below and elsewhere in this Annual Report on Form 10-K and in our other filings with the Securities and Exchange Commission ("SEC"). We undertake no obligation to update or revise forward-looking statements, except as required by law.

References to "we," "us," "our," "Strategic Education," "SEI" and the "Company" refer to Strategic Education, Inc., together with our consolidated subsidiaries, unless the context suggests otherwise.

Item 1. Business

Overview

Strategic Education, Inc. ("SEI," "we," "us," "our," or "the Company") is an education services company that provides access to high-quality education through campus-based and online post-secondary education offerings, as well as through programs to develop job-ready skills for high-demand markets. We operate primarily through our wholly-owned subsidiaries, Capella University and Strayer University, both accredited post-secondary institutions of higher education located in the United States, and Torrens University, an accredited post-secondary institution of higher education located in Australia. Our operations also include the Education Technology Services segment, which primarily develops and maintains relationships with employers to build education benefits programs that provide employees access to affordable and industry-relevant training, certificate, and degree programs, including through Workforce Edge, a full-service education benefits administration solution for employers, and Sophia Learning, which offers low-cost online general education-level courses.

We generated revenue of $1.3 billion in 2025. For more information regarding our revenues, profits, and financial condition, please refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements included in this Annual Report on Form 10-K.

As of December 31, 2025, our three reportable segments consisted of U.S. Higher Education, Australia/New Zealand, and Education Technology Services.

U.S. Higher Education ("USHE") Segment

Our USHE segment provides flexible and affordable certificate and degree programs to working adults primarily through Capella University and Strayer University (the "USHE Universities"), including the Jack Welch Management Institute ("JWMI") MBA, which is an offering of Strayer University. USHE also offers non-degree web and mobile application development courses through Hackbright Academy ("Hackbright") and Devmountain, which are offerings of Strayer University.

Student Profile

The following is a breakdown of students by program level enrolled in the USHE Universities as of the 2025 fall term:

Program	Capella University students	Strayer University students	Total USHE students	Percentage of USHE students
Bachelor's	20,475	24,259	44,734	52%
Master's	22,391	6,116	28,507	34%
Doctoral	7,827	—	7,827	9%
Associate's	—	2,928	2,928	3%
Certificate/Other	1,060	250	1,310	2%
Total students	51,753	33,553	85,306	100%

The USHE segment has a very diverse student population. Of the students enrolled in the USHE Universities programs as of the 2025 fall term, approximately 70% were age 31 or older, approximately 72% were engaged in part-time study, approximately 75% of students self-reporting their gender were female, and approximately 61% of students self-reporting their ethnicity were minorities.

The USHE business is seasonal, and as a result, its quarterly results of operations tend to vary within the year due to student enrollment patterns. Enrollment generally is lowest in the third quarter, or summer term.

Capella University

Founded in 1993, Capella University is an online accredited institution of higher education offering a variety of undergraduate and graduate degree programs, as well as certificate programs, in business, information technology, health care administration, counseling, psychology, human services, education, social work, nursing, and health sciences, primarily delivered to working adults. Capella University primarily focuses on master's and doctoral degree offerings, with approximately 58% of its students enrolled in such programs.

Capella University is accredited by the Higher Learning Commission (the "Higher Learning Commission" or "HLC"), a higher education institutional accrediting agency recognized by the Department of Education.

Curriculum

Capella University's educational offerings are competency-based and delivered in two online academic delivery models, known as GuidedPath and FlexPath, both of which are convenient and flexible. Capella University designs its curricula to help working adult students develop specific competencies they can apply in their workplace. The GuidedPath delivery model consists of credit-hour courses offered on a quarterly academic schedule, which coincide with calendar quarters. Capella University also provides new students in most GuidedPath programs the flexibility to begin the first course in their program of study at the beginning of any month. These students then enroll in subsequent courses on a regular quarterly course schedule. Students enroll in one to two courses per quarter depending on the program. Each course has a designated start date, and most courses last for ten weeks.

GuidedPath courses are developed to be asynchronous, allowing students to attend each course according to their weekly schedule. GuidedPath students demonstrate their mastery of competencies through authentic assessments and must participate weekly in discussions and/or respond to questions posed by the instructor and other students. This format provides an interactive experience in which each student is encouraged and required to be actively engaged. Faculty are also required to have substantive engagement in courses each week. Capella University's online format provides a digital record of student interactions for the course instructor to assess students' engagement levels and demonstrate required competencies. The course design also includes an assessment of course competencies.

Capella University also offers courses in a second format called FlexPath. The FlexPath delivery model is a form of competency-based education untethered from the traditional credit hour, called direct assessment. In FlexPath, faculty assess students' mastery of competencies through authentic assessments submitted by students. FlexPath students set their own deadlines, demonstrate competencies via authentic assessment, and move through courses at their speed, allowing them to accelerate or slow down to meet their learning needs and schedule demands.

The primary exceptions to Capella University's online format are programs that require in-person or supervised clinical or practicum experiences to meet licensure, accreditation, or professional practice requirements. These students participate in periodic residencies, year-in-residencies, and supervised practica and internships as part of their programs. Residencies typically last four to 12 days and are required, on average, yearly for students in applicable programs. The program in which the student is enrolled determines the length of the supervised practica and internships.

Capella University also offers certificate programs, consisting of a series of courses focused on a particular area of study, for students who seek to enhance their skills and knowledge. Online certificate courses can be taken to prepare for an undergraduate or graduate degree program, or on a stand-alone basis. Depending on the program, the duration of certificate programs ranges from two quarters to approximately two years.

Faculty

Capella University hires faculty with teaching and/or practitioner experience in their discipline and appropriate academic credentials. The faculty consists of full-time academic administrators as well as core, part-time, and adjunct faculty. The primary responsibilities of full-time academic administrators include monitoring the quality and relevance of curricula, recruiting and managing teaching faculty, and maintaining accreditation standards. School academic leaders supervise faculty. Full-time, part-time, and adjunct faculty teach courses, serve on curriculum or other relevant committees, contribute to curriculum development in their areas of expertise, and serve as comprehensive exam readers and dissertation mentors to doctoral students, along with other assigned responsibilities.

None of Capella University's employees are a party to any collective bargaining or similar agreement with Capella University. Prior to receiving a teaching assignment, Capella University provides significant training to new faculty members, including an online development program focused on the Capella University approach to effective online teaching, its educational philosophy, teaching expectations, and its online platform. In addition, the university offers all faculty members ongoing professional development and training opportunities.

Organization of Capella University

Overall academic and business decisions of Capella University, including review and approval of the annual financial budget, are directed by its Board of Trustees. Capella University's By-Laws prescribe that a majority of members be independent from Capella University and the Company to ensure independent oversight of all academic programs and services. Within the academic, strategic, and financial parameters set by the Board of Trustees, Capella University is managed daily by the Capella University President. The President is responsible for overseeing the implementation of the policies established by the Board of Trustees and is supported in this function by senior administrative officers. Additionally, the Boards of Trustees of Capella University and Strayer University are independent of each other and from the Board of Directors of Torrens University, and have no overlapping members.

Outreach

Capella University engages in a range of relationship-based marketing activities to build the Capella brand, differentiate it from other educational providers, increase awareness and consideration with prospective students, generate inquiries for enrollment, and stimulate referrals from current students and graduates. These marketing activities include online advertising (display, social, mobile, search, and through aggregators), television, email, and direct mail advertising campaigns. Additional marketing efforts include supportive outreach to current students, participation in seminars and trade shows, and the development of key marketing relationships with corporate, healthcare, armed forces, government, and educational organizations.

Student Admissions

Capella University designs its admission process to broaden access for prospective students seeking the benefits of post-secondary education while also providing feedback to students regarding their ability to complete their chosen program successfully. Generally, students must complete an orientation to online education and a skills assessment before beginning their first course, which helps the university understand each students' specific needs and readiness. Students must also successfully complete the first course in their program of study to continue their education.

Students enrolling in bachelor's programs must have a high school diploma or a General Educational Development ("GED") certificate and demonstrate college-readiness during the first course of their program of study. Applicants to undergraduate programs who do not have transferable credits from an accredited higher education institution may meet admission requirements through Capella University's Sophia Admissions Pathway, which allows students to qualify by successfully completing designated no-cost, self-paced online courses prior to enrollment. Students enrolling in graduate programs must have the requisite undergraduate academic degree from an accredited institution and a specified minimum grade point average. In addition to standard admission requirements, Capella University requires applicants to some programs to provide additional application material and information and/or interview with and be approved by faculty.

Tuition and Fees

Capella University's tuition rates vary by discipline, program length, and degree level. Students enrolled in GuidedPath credit hour programs are charged tuition on a per course or per term basis. Students enrolled in select doctoral programs are charged tuition at a fixed quarterly amount, regardless of the number of courses for which the student registers. Tuition for FlexPath bachelor's, master's, and doctoral programs is priced at a flat, fixed amount for each 12-week subscription period. There is no maximum course load during each subscription period; however, a maximum of two FlexPath courses can be taken at any one time. Students in credit hour certificate programs are charged tuition on a per course basis. Tuition rates are reviewed at least annually. Year-over-year tuition adjustments are specific to the program or specialization and depend on market conditions, program differentiation or changes in operating costs that have an impact on price adjustments of individual programs or specializations.

Capella University offers scholarships and tuition discounts, under a variety of different programs, to members of the armed forces and in connection with various corporate, healthcare, federal and educational marketing relationships. Throughout the past several years, Capella University has expanded and refined its offering of student success scholarships under various programs to promote affordability and encourage students to remain enrolled. Eligible students must meet admission requirements, enroll, and apply within specified timeframes to receive the scholarships, which are generally awarded over a period of four to eight consecutive quarters. Capella University has also introduced tuition cap pricing for certain programs, wherein tuition is waived once the student has reached the designated dollar cap threshold for their program, regardless of how many credits the student takes or how long it takes the student to complete their degree.

Career Development Services

Capella University offers career counseling, job search advising, and career management support to all students and alumni. Career counselors communicate with students and alumni via email, telephone, and online seminars to assist with career-related activities such as resume development; curriculum vitae and cover letter development; interview preparation; effective job search strategies; and career advancement efforts. The Career Center's online iGuide resources are available to help students gather occupational information and trends, access job postings and view sample job search documents. Enrollment specialists are available to assist prospective students in selecting the Capella University program and specialization that best suits their professional aspirations.

Strayer University

Founded in 1892, Strayer University is an accredited institution of higher education offering undergraduate and graduate degree programs in business, criminal justice, education, health services, information technology, and public administration, primarily online, but also at physical campuses, predominantly located in the eastern United States. By offering both online and on-campus options, Strayer University provides working adult students with flexible and convenient pathways to completing their degrees. Strayer University also offers an online MBA program through JWMI. JWMI is a Top-10 Princeton Review-ranked online MBA program. Strayer University also offers non-degree web and mobile application development courses through Hackbright and Devmountain.

Strayer University is accredited by the Middle States Commission on Higher Education ("Middle States" or "Middle States Commission"), a higher education institutional accrediting agency recognized by the Department of Education.

On September 8, 2025, Media Design School at Strayer ("MDS") became a wholly owned subsidiary and international additional location of Strayer University and is included within Strayer University's Middle States accreditation. NZQA approved the transaction and MDS continues to operate as a New Zealand private training establishment. A description of the operations and characteristics of MDS appears under *"Australia/New Zealand ("ANZ") Segment"* below because MDS remains part of that segment for financial reporting purposes.

Curriculum

Strayer University offers business, information technology, and professional curricula designed to equip students with specialized and practical knowledge and skills for careers in business, industry, and government. Academic leaders regularly review and revise Strayer University's course offerings to improve its educational programs and respond to competitive changes in job markets. Strayer University evaluates new programs and degrees to stay current with the needs of students and their employers.

Strayer University's academic programs are primarily offered on a quarterly academic schedule, which coincides with calendar quarters. Although most of its programs are offered at campuses and online, Strayer University adapts its course offerings to the demands of the student population at each location. Strayer University students may enroll in courses at more than one campus and take some or all of their courses online. All course modalities have the same academic requirements and content, and are taught by Strayer University faculty. Throughout a course, faculty assess students' performance, respond to inquiries, and interact with students to support their learning efforts.

Strayer University structures its curricula to allow students to advance sequentially from one learning level to another by applying credits earned in one program toward attainment of a more advanced degree. For example, a student originally pursuing an associate's degree in information systems can extend his or her original educational objective by taking additional courses leading to a bachelor's degree in information systems, and ultimately a master's degree in information systems. This curriculum design provides students a level of competency and a measure of attainment in the event they interrupt their education or choose to work in their field of concentration prior to obtaining their final degree.

Faculty

Strayer University hires faculty who hold appropriate academic credentials, are dedicated and active professionals in their fields, and are enthusiastic and committed to teaching working adults. Strayer University's faculty includes both full-time and part-time members. In accordance with Strayer University's educational mission, Strayer University faculty members focus their efforts on teaching and student support, not on research and/or publishing. Certain high-performing faculty have been promoted into what Strayer University refers to as "10x" teaching roles, where they are provided with technology and support resources that enable them to teach much larger class cohorts than was previously possible.

None of Strayer University's employees are a party to any collective bargaining or similar agreement. Strayer University provides financial support for faculty members seeking to enhance their skills and knowledge through a professional development funding program that reimburses eligible faculty and deans for continuing their education and completing courses, seminars, and various programs that enhance their current credentials and knowledge base. Strayer University also conducts annual in-house faculty workshops in each discipline.

Organization of Strayer University

Overall academic and business decisions of Strayer University, including review and approval of the annual financial budget, are directed by its Board of Trustees. Strayer University's By-Laws prescribe that a majority of members be independent from Strayer University and the Company to ensure independent oversight of all academic programs and services. Within the academic, strategic, and financial parameters set by the Board of Trustees, Strayer University is managed daily by the Strayer University President. The President is responsible for overseeing the implementation of the policies established by the Board of Trustees and is supported in this function by senior administrative officers. Additionally, the Boards of Trustees of Capella University and Strayer University are independent of each other and from the Board of Directors of Torrens University, and have no overlapping members.

Outreach

Strayer University engages in a broad range of activities to inform working adults and their employers about its academic programs and to identify potential students. These activities include direct, digital, and social media marketing, marketing to existing students and graduates, print and broadcast advertising, student referrals, and corporate and government outreach activities. Direct response methods (direct, digital, and social media marketing) are used to generate inquiries from potential students. Strayer University maintains booths and information tables at various conferences and expos, as well as at transfer days at community colleges. Recommendations from its alumni network also maintain and enhance Strayer University's reputation and promote its quality education. Its business-to-business outreach efforts include personal telephone calls, distribution of information through corporate intranets and human resource departments, and on-site information meetings. Strayer University records inquiries in its database and tracks them through to application and registration. Additionally, information about new programs is provided to students and alumni to encourage them to return for further education.

Student Admissions

Students attending Strayer University's undergraduate programs must possess a high school diploma or a GED. Students attending Strayer University's graduate programs must have a bachelor's degree from an accredited institution and meet certain other requirements. If a student's undergraduate major varies widely from the student's proposed graduate course of study, certain undergraduate prerequisite courses may also be necessary for admission. To maximize undergraduate students' chances for academic success and to give them the support they need, Strayer University evaluates incoming students' proficiency in fundamental English and math early in their program of study.

International students applying for admission must meet the same admission requirements as other students. Those whose native language is not English must provide evidence that they are able to use the English language with sufficient proficiency to perform college-level work in an English-speaking institution.

Tuition and Fees

Strayer University charges tuition by the course. Tuition rates vary based on degree level and program. In addition, tuition rates may vary in states with specific regulations governing tuition costs. Tuition rates are reviewed at least annually. Year-over-year tuition adjustments are specific to the degree level or program and depend on market conditions, program differentiation, or changes in operating costs associated with the degree level or program.

Strayer University offers scholarships and tuition discounts to students under a variety of programs and through various corporate and government sponsorship and tuition reimbursement arrangements. One such program is the Learn and Earn Scholarship (formerly known as the Graduation Fund), whereby qualifying undergraduate students earn tuition credits that are redeemable in the final year of a student's course of study if he or she successfully remains enrolled in the program. In their final academic year, qualifying students will receive one free course for every three courses that the student successfully completed in prior years. However, students who have more than one consecutive term of non-attendance lose any Learn and Earn Scholarship credits earned to date, but may earn and accumulate new credits if the student is reinstated or readmitted by Strayer University in the future.

Career Development Services

Strayer University actively assists its students and alumni with career-related matters. The focus of the career center is to provide career guidance and resources to help students and alumni reach their educational and professional goals. Services are delivered through various media including online, in person, recorded video, books, periodicals, and telephone. The services provided include career webinars, recorded seminars, career teleconferences, career advising, and resume review.

Australia/New Zealand ("ANZ") Segment

Our ANZ segment is comprised of Torrens University, Think Education, and MDS (collectively the "ANZ Entities").

Founded in 2013, Torrens University is the only investor-funded University in Australia. Torrens University offers undergraduate, graduate, higher degree by research, and specialized degree courses primarily in five fields of study: business, design and creative technology, health, hospitality, and education. Courses are offered both online and at physical campuses. Torrens University is registered with the Tertiary Education Quality and Standards Agency ("TEQSA"), the regulator for higher education providers and universities throughout Australia, as an Australian University that is authorized to self-accredit its courses.

Think Education is a vocational registered training organization and accredited higher education provider in Australia. Think Education delivers education services at several campuses in Sydney, Melbourne, Brisbane, and Adelaide as well as through online study. Think Education and its colleges are accredited in Australia by TEQSA and the Australian Skills Quality Authority ("ASQA"), the regulator for vocational education and training organizations that operate in Australia.

MDS is a private training establishment ("PTE") for creative and technology qualifications in New Zealand. MDS offers industry-endorsed courses in 3D animation and visual effects, game art, game programming, graphic and motion design, digital media, artificial intelligence, and creative advertising. MDS is accredited in New Zealand by the New Zealand Qualifications Authority ("NZQA"), the organization responsible for the quality assurance of non-university tertiary training providers. On September 8, 2025, MDS became a wholly owned subsidiary and international additional location of Strayer University and is included within Strayer University's Middle States accreditation. NZQA approved the transaction and MDS continues to operate as a New Zealand PTE. MDS continues to be part of our ANZ reportable segment.

Student Profile

The following is a breakdown of students by program level enrolled in the ANZ Entities as of December 31, 2025:

Program	Total ANZ students	Percentage of ANZ students
Bachelor's	9,836	50%
Master's	4,193	21%
Doctoral	242	1%
Associate's	8	*
Certificate/Other	5,235	28%
Total Students	19,514	100%

---

* Represents less than 1%.

The ANZ Entities have a diverse student population. Of the students enrolled at the end of 2025, approximately 31% were age 31 or older, approximately 19% were engaged in part-time study, approximately 63% of students self-reporting their gender were female, and approximately 1% were Aboriginal or Torres-Strait Islanders.

Students attending the ANZ Entities primarily consist of recent high school graduates as well as working and non-working adults. The student population includes domestic students, representing citizens or permanent residents of Australia and New Zealand, and international students. Of the students enrolled at the end of 2025, approximately 55% were domestic students, and approximately 45% were international students attending classes in person (typically on a student visa), at a foreign partner campus, or online.

Curriculum

The ANZ Entities offer undergraduate, graduate, higher degree by research, and specialized degree courses as well as vocational programs. The variety of educational programs offered include both accredited and non-accredited courses that are offered online, in person at physical campuses, or a combination of online and in person. The ANZ Entities have strong industry partnerships and design the majority of their courses in collaboration with these industry partners. Further, a significant portion of the teaching staff also work in the industry related to the subject/discipline in which they teach and are therefore industry-connected subject matter experts.

The majority of students enrolled in ANZ Entities enroll in trimesters, lasting 12 weeks and commencing at approximately mid-February, early June and mid-September. Students generally enroll in one to three subjects per trimester, depending on their mode of study, and for international students, depending on minimum load requirements attached to their visa. Students are assessed in full each trimester, and may re-enroll into further subjects in subsequent trimesters.

Courses are offered either in person or online, and students may elect to take a combination thereof. International students are subject to government regulation with respect to the proportion of their study that must be taken face-to-face. Both modes of study are priced consistently, subject to the same admission requirements, policies and procedures and receive the same level of service and support.

The structure of curricula allows students to apply credits earned in one program toward attainment of more advanced qualifications, with an ability to progress from vocational to higher education, from diplomas to bachelor's and then into post-graduate programs. Within Australia this academic credit is transferable across institutions.

Faculty

The faculty at ANZ Entities consists of both full-time and part-time members. In Australia and New Zealand, the primary qualification faculty members must have to teach at an institution of higher education is a degree that is at least one level higher than the relevant discipline they are teaching, in order to demonstrate their advanced skills, knowledge and understanding of the subject matter.

Torrens University is required to maintain a robust and active research agenda in order to maintain its registration as a University. As such, all faculty are expected to be involved in scholarship and/or research programs. Torrens University has an outstanding group of senior research leaders in the disciplines of artificial intelligence and health, and are forming new research groups in business, design, education, and disability. To be accredited as a University in Australia, Torrens University must ensure three of its research areas are at a world class standard and must report regularly on its research outcomes.

All new faculty are required to complete an academic on-boarding program, which includes an introduction to the institution they are joining. The on-boarding program is followed by a rolling schedule of training sessions and symposiums during the year addressing key topics relating to teaching and learning, thus enabling staff to continuously develop their skills and remain up-to-date with new developments. In addition, an Academic Professional Development program is available to all academic staff, which provides opportunities from core competency development to advanced teaching methodologies. These programs are delivered as formal trainings, national symposiums, online facilitated seminars, informal community-based professional learning events and access to a learning and teaching resource repository and network.

Organization of the ANZ Entities

Each ANZ entity has a local Governing Board, as well as an Academic Board that oversees all three entities. The Governing Board meets at least quarterly and provides oversight of the management of the entities, which includes providing input into strategic direction, risk management, academic governance, reporting and disclosure, performance, corporate governance and delegations. The Academic Board, on delegated authority from the Governing Boards, has principal responsibility for quality assurance of all academic activities of the entities, including the maintenance of high standards in teaching and scholarship. The Executive Leadership team oversees the operational leadership and strategic direction of the entities with clear delegations and direction from each of the institution's Governing Boards.

Outreach

Marketing and sales initiatives vary depending on the type of prospective students being targeted. Marketing to international students is primarily delivered through international agents and events that are largely relationship-based while marketing to domestic students is primarily delivered digitally and in high schools. These marketing activities include digital paid campaigns, social media engagement as well as events such as open days for students to come learn about the institutions, seminars or webinars that are offered both in person and virtual, as well as through high school career fairs or agents' career fairs for international students.

Student Admissions

Torrens University and Think Education (Australia)

Torrens University and Think Education admit students in accordance with the principles of academic merit, fairness, transparency, access and equity. Admission decisions are made to ensure applicants have a reasonable prospect of successfully completing their chosen course, recognizing that capability may be demonstrated through a range of pathways. Course admission requirements may include general institutional criteria, course-specific prerequisites, English language proficiency standards, and additional regulatory or professional body requirements. Entry to undergraduate higher education courses may be based on formal qualifications, prior vocational or higher education study, and/or relevant work or life experience. Postgraduate applications are assessed on an individual basis to determine an applicant's capacity to undertake advanced study in the relevant discipline.

Students enrolling in a Vocational Education and Training ("VET") course must meet the minimum admission requirements, including any course-specific entry requirements and applicable English language proficiency standards. Entry requirements for VET courses are informed by the relevant Training Package. Domestic applicants seeking access to VET Student Loans will be assessed to determine their aptitude to successfully complete the qualification and may be required to demonstrate additional core skills or academic readiness in accordance with legislative and regulatory requirements.

MDS (New Zealand)

Students enrolling in undergraduate courses at MDS must have formal academic qualifications from a secondary or tertiary-level school. The specific entry requirements are program-specific and may include interviews, portfolios, work and life experience, informal and non-formal learning, or a combination of these methods. Students enrolling in graduate level courses must demonstrate their capacity to undertake postgraduate studies in their proposed field. The admission requirements are program-specific and may include formal qualifications, extensive relevant professional experience, or a combination of formal qualifications and relevant professional experience. In addition, applicants must provide evidence of meeting the English language proficiency level required by each program.

Tuition and Fees

The ANZ Entities set tuition by course and the tuition is billed by enrolled subject, which varies depending on the discipline, award level, and length of program. Tuition rates are reviewed at least annually, with adjustments influenced by market conditions, changes in operating costs and competitor activity. In addition, the ANZ Entities offer a range of scholarships and discounts to students that are both merit-based and based on specific circumstances. The majority of scholarships are offered to new international students and targeted to particular geographical regions or specific disciplines or courses as a means of enhancing accessibility and affordability.

Career Development Services

Careers Connect is a digital platform available to all students. Careers Connect enables students to access resume and cover letter reviews and apply for jobs, volunteering opportunities, fieldwork placements, internships and other work integrated learning. The platform also provides an online resource library featuring practical templates and guides, virtual mock interviews, and registration for industry events and workshops. In addition, the ANZ Entities work closely with industry partners to offer a wide range of on-campus recruitment events, expos, trade fairs, and professional development opportunities, helping students build industry connections and work readiness.

Education Technology Services ("ETS") Segment

Our ETS segment supports employers and working adult learners through a portfolio of technology-enabled education solutions. These solutions are designed to expand access to affordable, career-relevant learning. ETS initiatives continue to grow in scale, driven by increased employer-affiliated enrollment and broader adoption of our technology platforms.

Employer Partnerships

A core component of our ETS segment is the development and management of strategic employer partnerships. These relationships enable employers to offer education benefits designed to build workforce skills, improve retention, and support internal career mobility. Our employer network continues to grow, with employer-affiliated enrollment now comprising more than 32% of enrollments within our USHE segment. This growth reflects increasing corporate participation in tuition assistance and upskilling programs and has contributed meaningfully to the enrollment channel for Capella University and Strayer University.

These partnerships are structured to meet employers' talent-development objectives, drawing on our experience in employer-focused education solutions and our broad portfolio of degree and non-degree learning options.

Sophia Learning

Sophia Learning is our platform that offers low-cost online general education-level courses recommended by the American Council on Education for credit at other colleges and universities. Following a flexible, intuitive learning model, Sophia enables learners to access courses from nearly any device, on their own schedule. Courses are designed to transfer to more than 100 partner institutions, giving learners a low-friction path to accelerate degree progress while reducing overall educational cost. Sophia is offered through a subscription-based model that provides learners access to a broad catalog of self-paced courses.

Sophia continues to be a significant driver of growth within ETS. Recently, Sophia has seen consistent year-over-year growth in both revenue and subscriber count, reflecting increasing adoption across employers and adult learners seeking affordable pathways to degree completion.

Workforce Edge

Workforce Edge is our education benefits administration platform that enables employers to manage and streamline their education benefits programs. The platform offers a full-service solution with automated workflows, progress tracking, custom reporting capabilities, and dedicated account management support. Workforce Edge also provides access to a curated catalog of degree, certificate, and workforce-aligned programs through a network of education providers, with optional out-of-network access.

Workforce Edge has continued to expand its reach, now supporting a total of 80 employer partners. These partnerships help employers fill skill gaps, build workforce-aligned learning pathways, and reduce administrative complexity, while providing improved transparency, talent-development insights, and measurable outcomes. Workforce Edge also enables employees to access and use education benefits more easily through a single platform.

Industry Background

The United States market for post-secondary education is large, fragmented, and highly competitive. Controversy about the cost of higher education, the time commitment required to obtain a degree, under-employment of many college graduates, and persistent negative media coverage have caused some prospective students to question the value proposition of higher education. At the same time, institutions continue to operate in a dynamic environment influenced by demographic shifts, evolving employer needs, and ongoing public policy debates related to access, affordability, and student outcomes. The industry also remains heavily dependent on the continued availability of funding under Title IV of the Higher Education Act ("Title IV programs"), and concerns about potential reductions in or changes to such funding could negatively affect demand for post-secondary education.

According to estimates released by the National Student Clearinghouse Research Center, total post-secondary enrollment in the fall of 2025 was approximately 19.4 million students, representing a 1.0% year-over-year increase and the third consecutive annual rise in total undergraduate and graduate enrollments across combined higher education sectors. Approximately 0.9 million of these students attended proprietary institutions; however, enrollment at private for-profit institutions declined approximately 1.2% in the fall of 2025, marking the first annual decrease since 2021.

Notwithstanding weaker demand dynamics in recent years, including adverse impact from the COVID-19 pandemic, we believe that over time, demand for post-secondary education among working adults in the United States will continue to grow as a result of demographic, economic, and social trends. According to data published by the U.S. Census Bureau approximately 64.0 million adults over the age of 25 in the United States do not have more than a high school education, and approximately 32.2 million adults over the age of 25 have some college experience but have not completed a college degree. Other trends that could positively influence demand for our programs include:

• increasing employer demand for specific types of professional and skilled workers;

- expansion of employer provided tuition assistance programs as a mechanism to attract and retain employees;

- growth in the number of U.S. high school graduates from approximately 3.4 million in 2010 to an estimated 3.9 million in 2025, according to the Western Interstate Commission for Higher Education;

- the significant and measurable income premium and enhanced employment prospects attributable to post-secondary education;

- a number of initiatives underway to reduce the cost of a post-secondary education;

- growing adoption of and demand for flexible online and hybrid learning models that support working adults; and

- continued demand from working adults for programs offered by accredited institutions.

Prior to the COVID-19 pandemic, the Australian higher education market experienced consistent annual enrollment growth. However, Australia's border closure in early 2020 and subsequent student visa processing delays after borders reopened in early 2022 contributed to total Australian university enrollment declines of 1.3% and 3.2% in 2021 and 2022, respectively, driven largely by declines in international student enrollments. In 2023 and 2024, Australia higher education enrollments rebounded, increasing 3.2% and 4.7%, respectively, largely due to a significant rise in international student enrollments following the reopening of Australia's borders. In response to this strong growth in international students, which contributed to record levels of migration into Australia, the Australian government has implemented measures to limit the number of international students permitted to enroll at an Australia institution. Any enrollment caps or other restrictions intended to manage migration levels could negatively impact the Australian higher education market.

Competition

The post-secondary education market is highly competitive, with no private or public institution holding a significant market share. Capella University, Strayer University, and Torrens University (the "Universities") compete with a broad array of providers, including traditional public and private two- and four-year degree-granting accredited institutions, other proprietary degree-granting accredited schools, vocational education organizations, and alternatives to higher education, such as direct employment and military service. We also face competition from non-traditional, credit-bearing and noncredit-bearing education programs offered by proprietary, public, and not-for-profit providers, including massive open online courses offered worldwide without charge by traditional educational institutions and other direct-to-consumer education services. As a greater number of traditional colleges begin providing alternative learning modalities, we face increasing competition for students from traditional colleges, including colleges with well-established reputations for excellence and colleges in states that offer various forms of "free college" programs. As online learning matures as a modality for education delivery across higher education, we believe that the intensity of the competition we face will continue to increase.

We believe the key factors affecting our competitive position include the quality and relevance of our academic programs, the quality of our student support services, our reputation among students, employers, and the broader marketplace, the cost and perceived value of our offerings, the employment rate and terms of employment for our graduates, the ease of access to our offerings, the quality and reputation of our faculty and other employees, the quality of our campus facilities and online platforms, the time commitment required to complete our programs and obtain a degree, the quality and size of our alumni base, our partnerships with employers, and our relationship with other learning institutions.

Company Strengths

We have a strong track record of providing practical and convenient education programs and solutions for working adults, employers, and recent high school graduates. We believe the following strengths position us to capitalize on the demand for post-secondary education:

- ***Focus on innovation.*** We value innovation and actively invest in the educational experience to improve student success and employment outcomes, while addressing key challenges such as affordability of higher education and meeting the skill requirements of employers. Capella University's competency-based learning infrastructure and direct assessment capabilities through the FlexPath learning model, Strayer University's video, simulation and content and student support capabilities, and Torrens University's virtual career expo are examples of this drive to transform education delivery and learning for working adults. The Universities leverage these transformational capabilities to provide high quality, easily accessible, and affordable educational programs to students.

- *Consistent operating history.* Strayer University, Capella University, and Torrens University have been in continuous operation since 1892, 1993, and 2013, respectively, and all three institutions have demonstrated an ability to operate consistently and grow profitably. As a combined global Company, we have further strengthened this track record through more diversified product offerings, a balanced revenue mix, financial and operational synergies, and greater scale.

- *Practical and diversified programs.* We offer programs in practical areas of adult education. To keep pace with a changing knowledge-based economy, we constantly strive to meet the evolving needs of our students and their current and prospective employers by regularly refining, updating, and adding to our portfolio of educational offerings. We have a diversified program portfolio that includes Strayer University's primarily undergraduate programs in business, criminal justice, and information technology, and an online MBA program offered through JWMI; Capella University's primarily graduate-focused, competency-based programs in healthcare and counseling, including a robust doctoral portfolio; and ANZ's certificate and degree programs offered through Torrens University, Think Education, and MDS, including post-graduate programs in business administration, information systems and public health, Torrens University's Blue Mountains International Hotel Management and Billy Blue Design schools, accredited nursing bachelor's degree, and award-winning creative and digital technology qualifications. This program diversity helps us better meet the educational needs of students in today's workforce.

- *Focus on adults pursuing career-relevant degree and non-degree programs.* We focus on serving adults who are pursuing undergraduate and graduate degrees as well as non-degree certificates and training programs that will help them advance their careers and employment opportunities. We provide high quality student support services such as advising, writing, tutoring and research support; administrative services; library services; financial aid counseling; and career counseling. We leverage data and analytics to create personalized student experiences, which are reflected in our persistence improvements and continued high student satisfaction.

- *Flexible program offerings.* We offer flexible programs that allow students to attend classes and complete coursework during the day, in the evening, and on weekends throughout the calendar year at the student's convenience through our comprehensive online program offerings.

- *Attractive and convenient campus locations.* Strayer University has campuses that are attractive and modern, offer conducive learning environments in convenient locations, and provide many online students with a physical location to study and to meet with admissions officers and academic advisors. These physical campuses are unique in comparison to most online education programs and position Strayer University to support its online learners more effectively. ANZ campuses are located in central business districts of major cities across Australia and New Zealand, with accessibility and proximity to industry partners, and offer a focused and personal learning experience to students.

- *Established brand names and alumni support.* Capella University and Strayer University are established brand names in post-secondary adult education. Their students and graduates are effective ambassadors of both brands through their work at companies across corporate America and, along with our growing alumni networks, foster greater brand awareness and additional referral opportunities for new students. ANZ continues to build the reputation and brand awareness of Torrens University through the success of its students and graduates, its research programs and its relationships with key industry partners, while also leveraging existing strengths in its established college brands, including Think Education and MDS.

Company Strategy

Our goal is to be a leading innovator and provider of career-relevant and meaningful education programs that prepare students for advancement in their careers and professional lives, and promote economic mobility. We have identified the following strategic priorities as key to achieving our goal:

- *Improve student success.* Our success depends on the success of our students. The more we focus on helping our students succeed, the more likely it is that we will succeed. To improve student success, we must continue to hire outstanding faculty, produce high quality and relevant academic content, and employ cutting edge technology that enables us to deploy faculty and content more efficiently and effectively. We also continue to enhance our use of analytics and digital instructional tools to strengthen learning outcomes.

- *Enhance student experience.* Our students are predominantly working adults who are furthering their education in order to advance their careers and professional lives. Our students are busy with work and family responsibilities that leave little time for other endeavors. Thus, we strive to ensure that every interaction with students is productive, and we continually look for ways to serve them better. This initiative includes leveraging technology, including artificial intelligence and automation, to enhance student support in advising, tutoring, registration, campus and online technology, and administration. We measure our performance through student surveys, focus groups, and through metrics such as persistence, continuation, and return on student investment.

- *Address affordability.* Recognizing that affordability is a significant factor in a prospective student's decision to further his or her education, we have implemented various initiatives to make our programs more affordable. For example, Capella University's FlexPath direct assessment model provides opportunity to drive affordability through the potential for lower tuition costs, reduced time to completion, and increased flexibility. Additionally, through the Learn and Earn Scholarship (formerly known as the Graduation Fund) at Strayer University, qualifying students enrolled in a bachelor's degree program are eligible to receive one free course for every three courses successfully completed towards a degree. The free courses earned are redeemable in a student's final academic year. The Universities have also instituted various other tuition reductions and scholarships. Through Sophia Learning, we provide low-cost online general education-level courses recommended by the American Council on Education for credit at other colleges and universities, which can dramatically lower the cost of getting a degree. We continue to monitor and assess the impact of our affordability initiatives and explore other ways to make our offerings as affordable as possible. We are also focused on deploying more robust technology innovations, including artificial intelligence and automation, which enable us to lower our operating costs and thus improve our ability to support lower tuition.

- *Establish new platforms for growth.* We are continuously looking for new ways to leverage our existing resources and capabilities to accelerate growth and expand benefits to our students through our best-in-class processes and practices and through opportunistic business combinations. We are investing in new platforms and channel capabilities to create improved access and value for students and employers. We also continue to develop new programs and concentrations.

- *Build employer relationships.* We are actively building relationships with employers to create employee education benefits programs that provide employees with access to affordable and industry-relevant training, certificate and degree programs. These relationships are an important source of corporate-funded enrollment for Capella University and Strayer University. Our Workforce Edge platform, which provides a full-service education benefits administration solution for employers, is also positioned to drive enrollment in our universities that is less reliant on federal funding.

- *Maintain a high performing, innovative, and adaptable culture.* In order to remain a leading provider of educational services, we must have talented and motivated faculty and employees who are passionate about serving students. We encourage all employees to be innovative in their way of thinking and adaptable to change. We strive to attract the best talent and then develop and retain them. We want to be known as an employer of choice and be a place where one can build a long-term career.

Human Capital Resources

At SEI, we believe our long-term growth and success depend on our ability to attract, develop and retain talented employees and foster a great place to work.

The table below summarizes our full-time and part-time employees (excluding contractors) as of December 31, 2025:

	Total employees worldwide	In the United States	Outside of the United States
Full-time			
Faculty	568	276	292
Non-faculty staff	3,115	2,553	562
Total full-time employees	3,683	2,829	854
Part-time			
Faculty	2,079	1,505	574
Non-faculty staff	372	188	184
Total part-time employees	2,451	1,693	758

SEI is committed to operating transparently and with the highest standards of integrity. Our guiding principles and leadership behaviors ground us as we continue to build a high-performance culture and focus on creating value for our students, employer partners and shareholders every day. The Company embeds the following principles and values in everything we do:

- *Customer Centricity.* We are mission-driven. We are dedicated to helping our working adult students advance their careers and to helping our employer partners tackle evolving skills gaps.

- *High Standards.* We operate with the utmost integrity and strive for excellence and continuous improvement.

- *Global Mindset.* We encourage enterprise thinking and continuously expanding our worldview.

- *Innovative Solutions.* We encourage challenging the status quo and we embrace a broad range of perspectives.

- *Great People Leaders.* We believe every SEI employee has the right to work for a great leader.

- *Inclusive Teamwork.* We thrive on collaboration and believe teamwork fuels innovation and success.

- *Transparency.* We share what we know when we know it and seek and act on employee feedback.

- *Continuous Learning.* We invest in our own development and provide career growth opportunities.

- *Health & Wellbeing.* We believe in work-life flexibility and support physical, mental, and financial wellbeing.

- *Authenticity.* We honor each person's uniqueness and the common threads that connect us.

- *Community Service.* We give back and celebrate those who help make our communities stronger.

We are dedicated to attracting, developing and retaining top talent. SEI offers compensation and benefits that are market-competitive and performance-based (in accordance with Department of Education regulations). The compensation programs and policies reflect the Company's commitment to reward performance that aligns with its values and priorities. SEI offers a comprehensive benefits package focused on ensuring our employees are empowered to maintain a healthy work-life balance, a healthy living lifestyle, and financial wellbeing. SEI's benefits package includes traditional health and wellness benefits, as well as programs to assist employees in accumulating wealth through the Company sponsored 401(k) Plan and Employee Stock Purchase Plan in the United States and through the Company's contributions to the superannuation fund on behalf of employees in Australia. The Company also provides generous paid time off, a wellness plan, paid parental and military leave, as well as giving back and volunteer time.

SEI is committed to fostering an inclusive, collaborative and high-performance culture that fosters innovation and enables our employees to contribute fully and grow their careers. The Company provides opportunities for eligible employees and dependents to attain and enhance their career goals through our Tuition Assistance Program, offering generous financial support for undergraduate and graduate courses at our universities and through our Sophia Learning platform. In addition, the Company provides support for faculty members and employees seeking to enhance their skills and knowledge through professional development opportunities and continuing education. Online learning resources are available that cover a broad range of skills, including Artificial Intelligence and technology skills, leadership and professional development, innovation and problem-solving, customer service and communications. The Company has also prioritized identifying high-performing employees to accelerate their development and foster a strong succession pipeline.

Recurring organization health surveys offer employees a way to share feedback with senior leaders on priorities, leadership culture, and the workplace, and are used to shape Company goals. The executive leadership team hosts frequent Company-wide town hall meetings and mentoring sessions that inform employees about the Company's initiatives and results and provide insight on skills and attributes that drive success. The Company also supports numerous opportunities to strengthen employee engagement, including community and employee network groups which foster community and connection at SEI.

Environmental Responsibilities

The Company maintains physical locations to support our employees and students and is committed to managing our facilities in a way that reduces energy consumption, water usage, and waste generation.

- The Company continues to pursue its goal of reducing the size of its physical footprint, and reduced its overall real estate at the end of 2025 by more than 25% compared to the square footage occupied at the end of 2024, by implementing more efficient workspace design and eliminating underused facilities.

- Capella University and Strayer University offer robust online curriculums, with 100% of instruction delivered online at Capella University and the majority of instruction delivered online at Strayer University. This online curriculum gives students the ability to access and complete coursework online, reducing the need for physical space and commuting, which in turn reduces energy, water usage, and waste generation.

- Much of our workforce is accustomed to working remotely, again reducing the need for physical space and commuting, which in turn reduces energy, water usage, and waste generation.

- Our Minneapolis, Minnesota corporate office is located within a LEED Gold certified building (Leadership in Energy and Environmental Design), which is a U.S. Green Building Council certification.

- Our Herndon, Virginia corporate office is located in a building that is benchmarked within the ENERGY STAR program, which is a joint program of the U.S. Environmental Protection Agency and the U.S. Department of Energy focused on protecting the environment through energy efficient products and practices.

- Our MDS campus in Auckland, New Zealand is located in a 6 Star Green Star rated building, which represents leadership in environmentally sustainable building practices.

- The Company is investing in energy-saving interior design options, including updated lighting packages with more efficient LED lighting; occupancy sensors to reduce energy consumption in areas that are not being used; and programmable heating and cooling systems that will only run during operating hours.

- Within campus locations, many property management teams are equipping spaces with energy-saving features including more efficient LED lighting, motion sensor lighting, and energy efficient HVAC systems.

- Our Herndon, Virginia and Minneapolis, Minnesota corporate offices and many campus locations, including Australia and New Zealand campuses, use water efficient fixtures to decrease the amount of water usage.

- The Company has recycling programs within operations in the U.S., Australia, and New Zealand to encourage employees to recycle products, including a national contract with a document management company which provides corporate and campus locations with shredding bins on-site to allow business materials to be recycled. In 2023, 2024, and 2025 the Company securely recycled approximately 8, 7, and 7 U.S. short tons of paper, respectively.

Information About Our Executive Officers

For a description of Strategic Education, Inc.'s senior management, see the biographical information set forth in Item 10 below, which is incorporated herein by reference.

Intellectual Property

In the ordinary course of business, we develop many kinds of intellectual property that are or will be the subject of copyright, trademark, service mark, patent, trade secret, or other protections. Such intellectual property includes, but is not limited to, our courseware materials for classes taught online or by other distance-learning means, and business know-how and internal processes and procedures developed to respond to the requirements of our operations and various education regulatory agencies. In many instances, our course content is produced for us by faculty and other content experts under work-for-hire agreements pursuant to which we own the course content in return for a fixed development fee. In certain limited cases, we license course content from third parties on a royalty-fee basis.

We also claim rights to certain marks and have obtained or have pending applications in the U.S. and select foreign jurisdictions for registration of the marks, including the marks "CAPELLA" and "STRAYER" for educational services, and certain other distinctive logos, along with various other trademarks, service marks and domain names related to our offerings. In addition, we have the rights to trade names, logos and other intellectual property specific to our international institutions including "Torrens University Australia," "Think Education Group," and "Media Design School at Strayer," in the countries in which those institutions operate.

Regulation

U.S. Regulatory Environment

As institutionally accredited institutions of higher education operating in multiple jurisdictions, Capella University and Strayer University are subject to accreditation rules and varying state licensing and regulatory requirements. In addition, the Higher Education Act and the regulations promulgated thereunder require all higher education institutions that participate in the various Title IV programs, including Capella University and Strayer University, to comply with detailed substantive and reporting requirements and to undergo periodic regulatory scrutiny. The Higher Education Act mandates specific regulatory responsibility for each of the following components of the higher education regulatory triad: (1) the institutional accrediting agencies recognized by the U.S. Secretary of Education ("Secretary of Education"); (2) state education regulatory bodies; and (3) the federal government through the Department of Education. Our business activities are planned and implemented to achieve compliance with the rules and regulations of the state, regional and federal agencies that regulate our activities. We have established regulatory compliance and management systems and processes under the oversight of our Chief Financial Officer and our General Counsel that are designed to meet the requirements of this regulatory environment. The regulations, standards, and policies of these regulatory agencies are subject to frequent change.

We cannot predict the actions that the presidential administration (the "Administration"), Congress, accreditors, or states may take or their effect on Capella University, Strayer University, or the Company. Among other things, Congress may reauthorize the Higher Education Act and adopt, repeal or amend other legislation affecting higher education institutions. Congress or the Administration may also delay, block, modify, or eliminate certain Title IV and other regulations applicable to higher education institutions, or the Administration or states may promulgate new regulations via a negotiated rulemaking process, or otherwise. In addition, the Administration may interpret, apply, and enforce Title IV and other regulations in a manner different from past guidance and practice.

One Big Beautiful Bill Act ("OBBBA")

On July 4, 2025, President Trump signed OBBBA, which includes, among other things, amendments to portions of the Higher Education Act of 1965 and the Internal Revenue Code of 1986, as amended. OBBBA makes a variety of changes to federal student aid programs, including loan limits, accountability measures for programs based on low earning outcomes, loan repayment, Pell Grant eligibility, and regulatory changes.

OBBBA eliminates, effective July 2026, Federal Direct PLUS loans for graduate and professional students, with some limited grandfathering for current graduate and professional student borrowers. The law also sets new annual and aggregate loan limits for such borrowers, with some limited grandfathering. For graduate students, OBBBA maintains existing loan limits of $20,500 annually for unsubsidized loans in the Direct Loan Program; for professional students enrolled on or after July 1, 2026, OBBBA raises the annual limits to $50,000. For graduate students who are not and have not been professional students, the new aggregate graduate loan limit is $100,000, irrespective of any undergraduate borrowing. With respect to graduate students who are or have been professional students, the aggregate graduate loan limit is generally $200,000 minus the amounts borrowed for the professional degree program. With respect to professional students, the aggregate graduate loan limit is generally $200,000 minus certain other previously borrowed amounts, including certain subsidized loans and amounts borrowed as a graduate student, if applicable. OBBBA also created a lifetime maximum aggregate amount for Title IV loans that a student may borrow of $257,500 (other than a loan made to the student as a parent borrower on behalf of a dependent student). OBBBA provides institutions the opportunity to limit the amount of loans a student may borrow in an academic year as long as any such limit is applied consistently to all students enrolled in such program of study. Additionally, OBBBA requires that the amount of loan funds available under a student's annual loan eligibility must be reduced in direct proportion to the degree to which that student is not enrolled on a full-time basis during an academic year. The Department initially indicated in July 2025 that it planned to release a schedule of reductions for public comment later in 2025, which institutions would be required to use for students who enrolled less than full-time for academic years 2026-27 and beyond. However, in connection with negotiated rulemaking, consensus was reached in November 2025 on regulatory text that would establish loan eligibility at the time of disbursement using an agreed calculation for less than full-time students, and proposed regulations were released in January 2026.

OBBBA creates an accountability framework, effective July 2026, that institutions must satisfy at the program level in order for students to continue to receive Federal Direct Loans for such programs. OBBBA requires that an undergraduate program become ineligible for Federal Direct Loans if, in two out of three consecutive years, the median earnings of a cohort of program completers are less than the median earnings of working adults aged 25-34 with only a high school diploma, either in the state where the institution is located or, if fewer than 50% of students at the institution reside in the institution's state, the national average. OBBBA requires that a graduate or professional program become ineligible for Federal Direct Loans if, in two out of three consecutive years, the median earnings of a cohort of program completers are less than the median earnings of working adults aged 25-34 with only a bachelor's degree. Comparator median earnings for graduate or professional programs will be calculated based on Bureau of the Census data for working adults aged 25-34 with only a bachelor's degree, and will be the lesser of: (i) working adults in the same field of study in the state where the institution is located, (ii) working adults in the same field of study in the United States, or (iii) all working adults in the state where the institution is located. If fewer than 50% of students at the institution reside in the institution's state, then the median earnings will be calculated based on the lesser of the national average for (i) all working adults or (ii) working adults in the same field of study. Both the undergraduate and graduate/professional accountability provisions apply to the cohort of students who completed the program four years prior, are working, are not enrolled at any institution, and who received Federal Direct Loan funds for enrollment in the program. If a cohort is less than 30 students, the Secretary of Education may aggregate additional years of programmatic data. If a program fails the earnings test for one year, institutions must notify students that the program is at risk of losing Federal Direct Loan eligibility. OBBBA requires that an institutional appeals process be established by the Secretary of Education, and a program's Federal Direct Loan eligibility will continue during such appeal. Programs that lose eligibility under the accountability framework may reapply for eligibility after two years, consistent with requirements that will be established by the Secretary of Education.

Among other things related to loan repayment plans, OBBBA requires that for new loans issued on or after July 2026, borrowers choose between two plans: a Standard Repayment Plan (with fixed monthly payments and fixed terms ranging from 10-25 years) or a new Income-Based Repayment Assistance Plan ("RAP"). Current borrowers repaying loans under existing repayment options may, depending on the loan repayment type: (i) continue to repay under the selected plan or choose a new plan within a prescribed period; or (ii) be required to select from a limited set of plans as of a date certain. For example, borrowers currently on an Income-Contingent Repayment ("ICR") plan must transition to a different plan by July 1, 2028. OBBBA also eliminates unemployment and economic hardship deferments for loans issued on or after July 1, 2027, and reduces the permitted forbearance period to 9 months per 24-month period. Additionally, borrowers will be permitted to rehabilitate defaulted loans twice beginning July 2027, rather than only once under the current rule.

Effective July 1, 2026, students with a Student Aid Index that equals or exceeds twice the maximum Pell Grant amount will be ineligible for Pell Grants. A student will also be ineligible for a Federal Pell Grant during any period for which the student receives grant aid from a non-federal source (including states, institutional aid, or private sources) in an amount that equals or exceeds the student's cost of attendance. Additionally, OBBBA creates Workforce Pell Grants effective July 2026 for students enrolled in eligible workforce programs. Eligible workforce programs must meet a specific definition, including that they are accredited, short-term, career-focused programs (150 to 600 clock hours of instruction over 8 to 15 weeks), which prepare students to pursue one or more certificate or degree programs. In addition, they must be approved by the state governor, aligned with high-demand, high-skill or high-wage jobs, have at least 70% completion and job placement rates, and tuition must be less than the value-added earnings of graduates who received the Workforce Pell Grant. Workforce Pell Grants may not be combined with a regular Pell grant.

OBBBA amends the Higher Education Act to delay the effective date of the 2022 borrower defense to repayment rules, including the closed school discharge provisions, until July 1, 2035. The 2019 version of those rules, which took effect July 1, 2020, is instead reinstated.

The Department of Education convened two negotiated rulemaking committees to consider regulations to implement provisions of OBBBA and related Trump administration priorities, as detailed in the "Negotiated Rulemaking" section below.

U.S. Department of Education

To be eligible to participate in Title IV programs, Capella University and Strayer University must comply with specific standards and procedures set forth in the Higher Education Act and the regulations issued thereunder by the Department of Education. An institution must, among other things, be authorized to offer its educational programs by each state in which it maintains physical presence, as defined by the state, and maintain institutional accreditation by a recognized accrediting agency, as discussed below. The institution also must be certified by the Department of Education to participate in Title IV programs and follow Department of Education rules regarding the awarding and processing of funds issued under Title IV programs. For purposes of Title IV programs, Capella University is considered a single institution of higher education. Strayer University and all of its campuses are also considered a single institution of higher education, such that Department of Education requirements applicable to an institution of higher education are generally applied to all of Strayer University's campuses in the aggregate rather than on an individual basis. Both Capella University and Strayer University are currently certified to participate in Title IV programs.

U.S. Accreditation

Accreditation is a system for recognizing educational institutions and programs for integrity, educational quality, faculty, physical resources, administrative capability, and financial stability that signifies that they merit the confidence of the educational community and the public. In the United States, this recognition comes primarily through private voluntary associations of institutions and programs of higher education. These associations establish criteria for accreditation, conduct peer-review evaluations of institutions and programs, and publicly designate those institutions and programs that meet their standards. Accredited institutions or programs are subject to periodic review by accrediting bodies to determine whether such institutions or programs continue to maintain the performance, integrity, and quality required for accreditation. If an institution's or program's performance does not meet its accrediting agency's (or possibly other regulators') expectations or applicable standards, then its operations may be conditioned or severely constrained, or the institution's accreditation may be withdrawn, depending on the severity of the noncompliance.

Accreditation is an important attribute of Capella University and Strayer University. Colleges and universities depend on accreditation to evaluate transferability of credit and applications to graduate schools. Employers sometimes rely on the accreditation status of institutions when evaluating a candidate's credentials or considering tuition reimbursement programs. Students rely on accreditation status for assurance that an institution maintains quality educational standards.

In order for institutions to be eligible to participate in federal student financial assistance programs, they must be accredited by an institutional accreditor recognized by the Secretary of Education. On November 1, 2019, after a negotiated rulemaking and public comment process, the Department of Education amended its regulations governing the recognition of accrediting agencies, effective July 1, 2020 (the "State Authorization and Accreditation final rule"). The final regulations revise in some respects the Department's process for recognition and review of accrediting agencies, the criteria used by the Department to recognize accrediting agencies, and the Department's requirements for accrediting agencies in terms of their oversight of accredited institutions and programs. These and other changes may affect the accrediting agencies' treatment of the institutions under their jurisdiction. For example, the rule allows accreditors to have alternative standards, policies, and procedures in the interest of innovation or to address undue hardship to students, provided certain criteria are met. The rule also repeals the strict geographic scope of institutional accreditors. Beginning in January 2024, the Department convened a negotiated rulemaking committee to consider new proposed regulations on accreditation; the Department terminated the negotiated rulemaking process without any regulatory changes in December 2024. On January 26, 2026, the Department announced its intent to establish the Accreditation, Innovation, and Modernization negotiated rulemaking committee to develop proposed regulations on accreditation-related topics; the Department anticipates the committee will convene April-May 2026.

The Higher Education Act charges the National Advisory Committee on Institutional Quality and Integrity ("NACIQI") with recommending to the Secretary of Education which accrediting or state approval agencies should be recognized as reliable authorities for judging the quality of post-secondary institutions and programs. On May 31, 2023, the Department of Education, acting on the recommendation of NACIQI, renewed its recognition of the Higher Learning Commission for a period of five years and required it provide a monitoring report regarding one item of substantial compliance, and continued the current recognition of the Middle States Commission for one year, requiring a compliance report regarding one item of noncompliance. In December 2025, NACIQI voted unanimously to recommend that the Senior Department Official accept the staff recommendation, with recognition continuing for the five-year period to 2028. A final decision is expected by March 2026.

If an institutional accreditor loses recognition by the Secretary of Education, an institution may be allowed to continue its participation in Title IV programs on a provisional basis for a period not to exceed 18 months to allow the institution to seek accreditation from another recognized accrediting agency. An institution that does not become accredited by another recognized accreditor within 18 months will lose Title IV eligibility.

Capella University

Capella University has been institutionally accredited since 1997 by the Higher Learning Commission, a higher education institutional accrediting agency recognized by the Secretary of Education that accredits degree-granting public and private colleges and universities throughout the United States. HLC is the same accrediting agency that accredits such universities as Northwestern University, the University of Chicago, the University of Minnesota and other degree-granting public and private colleges and universities.

On January 13, 2023, HLC communicated that it reaffirmed and continued Capella University's accreditation, with the next reaffirmation of accreditation set for 2032-33. The reaffirmation enables Capella University to continue to participate in Title IV programs.

The Higher Learning Commission is continuously developing new standards and approval processes under which it evaluates programs and institutions. Consistent with that approach, HLC's current policies give HLC discretion to designate institutions to be in "financial distress" or under "government investigation." Receipt of these designations could affect future accreditation status and eligibility for Title IV aid under the Department of Education's "financial responsibility" triggers. In addition, HLC's current policies provide for the collection of student success data, and HLC's interpretation of institutional data can lead to monitoring or other HLC measures. While the Company believes its strong reputation and compliance record, as well as its focus on student outcomes, will continue to place Capella University in favorable standing, there is sufficient breadth and discretion within these policies that government investigation, litigation, financial or other circumstances, or outcomes data could result in an impact to our business from the application of the policies.

In addition to institutional accreditation, Capella University has obtained specialized or programmatic accreditation, or professional recognition, for specific programs including from the following organizations: Commission on Accreditation of the American Psychological Association; Commission on Collegiate Nursing Education; Computing Accreditation Commission of the Accreditation Board for Engineering and Technology; Accreditation Council for Business Schools and Programs; Council for Accreditation of Counseling and Related Educational Programs; Council for the Accreditation of Educator Preparation; Commission on Accreditation for Marriage and Family Therapy Education; Council on Social Work Education; Council for Standards in Human Services Education; National Security Agency and U.S. Department of Homeland Security; Project Management Institute — Global Accreditation Center for Project Management; and Society for Human Resource Management.

Strayer University

Strayer University has been institutionally accredited since 1981 by Middle States, an institutional accrediting agency recognized by the Secretary of Education. Middle States accredits degree-granting public and private colleges and universities throughout the United States, including distance education programs offered by those institutions. Middle States is the same accrediting agency that accredits such universities as Georgetown University, Columbia University, the University of Maryland, and other degree-granting public and private colleges and universities.

Strayer University went through a period of reaffirmation of accreditation that began in 2015 and lasted through June 2017, when Middle States reaffirmed Strayer University's accreditation. Strayer University's next periodic evaluation is currently underway and is scheduled to be completed in 2026.

In 2016, Middle States provided that reaccreditation for all of its institutions will be for a period of eight years (rather than ten, as previously was the case) and that institutions will be required to submit annual reports on student achievement and financial sustainability. Middle States may request supplemental information reports following receipt of an institution's annual report.

All of Strayer University's substantive changes require prior Middle States approval. Such changes include, but are not limited to, educational programs at different levels or different subject areas, certain contractual arrangements with other institutions providing a portion of an educational program, establishment or closure of additional locations and branch campuses, and changes in ownership or control.

In addition to institutional accreditation, Strayer University has obtained specialized or programmatic accreditation, or professional recognition, for specific programs including from the following organizations: Accreditation Council for Business Schools and Programs, Society for Human Resource Management, and the National Security Agency's Committee on National Security Systems.

Shared-Services Agreements

Strategic Education, Inc. has entered into shared-services agreements with both Capella University and Strayer University to provide certain services, including but not limited to finance, legal, human resources, information technology, financial aid, and marketing. The services are governed by Master Services Agreements, which provide, among other things, for oversight of the services by the governing board of each university. The Company continues to look for additional opportunities to provide shared services to the two universities, and believes that the agreements meet all regulatory and accreditation standards.

U.S. State Education Licensure

Licensure of Physical Campuses

The Higher Education Act and certain state laws require Capella University and Strayer University to be legally authorized to provide educational programs in the states and countries in which the universities are physically located or otherwise have a physical presence as defined by the jurisdiction.

Capella University is registered as a private institution with the Minnesota Office of Higher Education pursuant to Minnesota Statute sections 136A.61-131A.71, as required for most post-secondary private institutions that grant degrees at the associate level or above in Minnesota, and as required by the Higher Education Act to participate in Title IV programs. Capella University is also authorized to operate in Florida.

Strayer University is authorized to offer programs by the applicable educational regulatory agencies in all states where Strayer University's physical campuses are located. Strayer University is dependent upon the authorization of each state where Strayer is physically located to allow the University to operate and to grant degrees, diplomas, or certificates to students in those states. Strayer University is subject to extensive regulation in each jurisdiction in which campuses are located, including in 2025: Alabama, Arkansas, Delaware, Florida, Georgia, Maryland, Mississippi, New Jersey, North Carolina, Oklahoma, Pennsylvania, South Carolina, Tennessee, Texas, Utah, Virginia, West Virginia, Washington, D.C., and Auckland, New Zealand.

Capella University and Strayer University will be subject to similar extensive regulation in those additional states in which we may physically expand our operations in the future. State laws and regulations affect our operations and may limit our ability to introduce new and existing educational programs or establish new campuses.

On October 29, 2010, the Department of Education adopted regulations, effective July 1, 2011, that set requirements on states for their authorization of schools for purposes of Title IV eligibility. We believe that every state and region above in which Capella University and Strayer University are authorized has processes in place that comply with these requirements.

Authorization of Online Programs

The increasing popularity and use of the internet and other technology for the delivery of education has led, and may continue to lead, to the adoption of new laws and regulatory practices in the United States or foreign countries or to the interpretation of existing laws and regulations to apply to such services. These new laws and interpretations may relate to issues such as the requirement that online education institutions be licensed as a school in one or more jurisdictions even where they have no physical location. New laws, regulations, or interpretations related to doing business over the internet could increase Capella and/or Strayer University's cost of doing business, affect Capella and/or Strayer University's ability to increase enrollments and revenues, or otherwise have a material adverse effect on our business.

Various regulations regarding state authorization of distance education have been issued in recent years. On December 19, 2016, the Department issued final regulations addressing state authorization of distance education, which became effective on May 26, 2019 (the "2016 Rule"). These regulations included, among other things, the requirement that an institution offering Title IV-eligible distance education or correspondence courses be authorized by each state in which enrolled students reside, if such authorization is required by the state. Institutions could obtain such authorization directly from the state or (except in California) through a state authorization reciprocity agreement. The regulations defined a state authorization reciprocity agreement as an agreement between two or more states that authorizes an institution located and legally authorized in a state covered by the agreement to provide post-secondary education through distance education or correspondence courses to students in other states covered by the agreement and does not prohibit a participating state from enforcing its own laws with respect to higher education. The regulations also required institutions to document the state process for resolving complaints from students enrolled in programs offered through distance education or correspondence courses for each state in which such students reside.

In addition, the regulations required an institution to provide public and individualized disclosures to enrolled and prospective students regarding its programs offered solely through distance education or correspondence courses. The public disclosures include state authorization for the program or course, the process for submitting complaints to relevant states, any adverse actions by a state or accrediting agency related to the distance education program or correspondence course within the past five years, refund policies specific to the state, and applicable licensure or certification requirements for a career that the program prepares a student to enter. An institution was required to disclose directly to all prospective students if a distance education or correspondence course did not meet the licensure or certification requirements for a state. An institution was also required to disclose to each current and prospective student when an adverse action was taken against a distance education or correspondence program and any determination that a program ceased to meet licensure or certification requirements.

If an institution's distance education program was found not to be in compliance with the regulations, the institution could lose its ability to award Title IV funds for that distance education program.

On November 1, 2019, the Department released final regulations on accreditation and state authorization of distance education, which became effective July 1, 2020 (the "2019 Rule"). The rules maintain the requirement from the 2016 Rule that institutions offering post-secondary education through distance education or correspondence courses to students located in a state in which the institution is not located meet state requirements in that state or participate in a state authorization reciprocity agreement. In addition, an institution must make disclosures readily available to enrolled and prospective students regarding whether programs leading to professional licensure or certification meet state educational requirements. An institution must also provide a direct disclosure to students in writing if the program leading to professional licensure or certification does not meet state educational requirements in the state in which the student is located, or if the institution has not determined whether the program meets such requirements for a given state. Whereas the disclosure requirements in the 2016 Rule apply only to distance education programs, the disclosure requirements in the 2019 Rule apply to both campus-based and online programs. The disclosure rules have been modified by Department of Education regulations effective July 1, 2024, as described below.

On August 24, 2020, the Department released final regulations on distance education and innovation. The rules granted institutions more flexibility to offer distance education and competency-based education direct assessment programs. Additionally, the rules created new definitions for certain terms including "academic engagement" and "regular and substantive interaction" to provide more clarity regarding Title IV requirements for distance education programs. The final rule became effective July 1, 2021, with the option for early implementation. Both Capella University and Strayer University opted to early implement the final rules in December 2020.

Beginning July 1, 2017, California required out-of-state private post-secondary educational institutions that offer distance education to California residents to register with the state's Bureau for Private Postsecondary Education ("BPPE"). Capella University and Strayer University have filed BPPE registration applications and received confirmation of the registration.

State Authorization Reciprocity Agreement

Varying state regulations, fees, and paperwork embedded in the many different state approaches to regulation of post-secondary institutions have historically limited the ability to grow across state lines to offer students high-quality choices for education and have hindered national workforce initiatives. As a solution to the ever-growing complexity of the regulatory oversight of institutions of higher education on a state-by-state basis, the State Authorization Reciprocity Agreement ("SARA") has emerged to aid in the advancement of distance education. SARA's coordinating entity is the National Council for State Authorization Reciprocity Agreements ("NC-SARA").

SARA is intended to make it easier for students to take online courses offered by post-secondary institutions based in another state, while also facilitating more effective and efficient oversight and monitoring processes nationally for the benefit of states and institutions. On March 6, 2015 and December 2, 2016, respectively, Capella and Strayer Universities became participants in SARA. As participants in SARA, the universities may offer online courses and other forms of distance education to students in any participating

SARA state in which the universities do not have a physical location or a physical presence as defined by the state without having to seek any new state institutional approval beyond their home states (Minnesota and Washington, D.C., respectively). The universities' home states, in turn, will continually monitor the institutions' compliance with SARA standards. With this initiative, the universities are able to expand distance education offerings with increased consistency and ease. The only state that does not currently participate in SARA is California.

SARA does not affect university operations that constitute a physical presence in a particular state, and Capella University and Strayer University will continue to follow individual state regulations for on-ground campuses and activities. At this time, SARA does not deal with professional licensing board approval for programs leading to state licensing in fields such as nursing, teacher education, psychology, and the like, and Capella University and Strayer University must seek such approvals on a state-by-state basis, as needed.

Regulations that took effect on July 1, 2024, require NC-SARA-participating institutions to comply in all states in which it enrolls students with all applicable state laws related to closure, including record retention, teach-out plans or agreements, and tuition recovery funds or surety bonds.

Beginning in January 2024, the Department convened a negotiated rulemaking committee to consider new proposed regulations on, among other things, state authorization (including state authorization reciprocity agreements) and distance education. In December 2024, the Department released final distance education regulations that define "distance education course" and establish new reporting requirements. The Department also terminated, without any regulatory changes, the state authorization negotiated rulemaking process.

State Professional Licensure

States have specific requirements that an individual must satisfy in order to be licensed as a professional in a specified field. Capella University graduates often seek to obtain professional licensure in their chosen fields following graduation because it will enhance employment opportunities or they are legally required to do so for employment purposes. Their success in obtaining licensure depends on several factors, including each individual's personal and professional qualifications as well as other factors related to the degree or program completed, such as:

- Whether the institution and the program were approved by the state in which the graduate seeks licensure, or by a professional association;

- Whether the program from which the student graduated and the curriculum completed meets all state requirements; and

- Whether the institution and/or the specific program is accredited.

Professional licensure requirements vary by state and may change over time. Capella University has a team dedicated to professional licensure that works directly with students. The licensure team develops and maintains extensive resources to inform students of unique state licensing requirements prior to enrollment and throughout their program, including delivering direct disclosures to students in licensure-track programs as required by the Department of Education. Capella University's catalog and websites also describe the requirements for obtaining professional licensure, paired with specific disclaimers that reiterate student responsibility for licensure outcomes.

Pursuant to new Department of Education administrative capability regulations, that took effect July 1, 2024, in each state where an institution is located, students enrolled by the institution are located, or students attest that they intend to seek employment, the institution must determine that each program eligible for Title IV: (i) is programmatically accredited if the state or a Federal agency requires such accreditation, including as a condition for employment in the occupation for which the program prepares the student; (ii) satisfies the applicable educational requirements for professional licensure or certification requirements in the state so that a student who enrolls in the program, and seeks employment in that state after completing the program, qualifies to take any licensure or certification exam that is needed for the student to practice or find employment in an occupation that the program prepares students to enter; and

(iii) complies with all state laws related to closure, including those concerning record retention, teach-out plans, and tuition recovery funds or surety bonds. Institutions may not enroll for Title IV purposes a student located in a state in which the program does not meet such requirements, unless at the time of initial enrollment the student attests their intent to seek employment in another state that would satisfy such requirements. In addition, institutions must provide students within 45 days of successful completion of required coursework, geographically accessible clinical or externship opportunities related to and required for completion of the credential or licensure.

Capella University and Strayer University must determine whether, in each state where either university or a student is located in which either university offers a program leading to employment in an occupation that requires programmatic accreditation or licensure or certification, that such program meets the accreditation and professional licensure educational requirements necessary to support a student's application for licensure in such state. The universities may not enroll a student for Title IV purposes in a state in which the program does not meet such requirements unless at the time of initial enrollment the student attests their intent to seek employment in another state in which the program would satisfy such requirements.

Capella University's licensure team works directly with licensing authorities to try to resolve barriers to licensure for its alumni. The team also assists alumni with exploring alternative options to achieve licensure, including completing additional coursework at Capella or at another institution. As requirements for professional licensure or certification vary by state and are not restricted to the educational component provided by Capella University, Capella University makes no representation, warranty or guarantee that successful completion of the course of study will result in the student obtaining the necessary licensure or certification.

Other U.S. Approvals

Capella University and Strayer University are approved by appropriate authorities for the education of active duty military personnel and qualifying family members, veterans and members of the selected reserve and their spouses and dependents, as well as for the rehabilitation of veterans. In addition, Strayer University is authorized by the U.S. Department of Homeland Security to admit foreign students for study in the United States subject to applicable requirements. The U.S. Department of Homeland Security, working with the U.S. Department of State, has implemented a mandatory electronic reporting system for schools that enroll foreign students and exchange visitors. Strayer University is also authorized to participate in state financial aid programs in Pennsylvania, Florida, and Vermont. Capella University is authorized to participate in the Minnesota GI Bill and the Minnesota Indian Scholarship programs.

Financing Student Education

Students at Capella University and Strayer University finance their education in a variety of ways, and historically a majority of our students have participated in one or more financial aid program provided through Title IV of the Higher Education Act. Many financial aid programs are designed to assist eligible students whose financial resources are inadequate to meet the cost of education. With these programs, financial aid is awarded on the basis of financial need, generally defined under the Higher Education Act as the difference between the cost of attending a program of study and the amount a student reasonably can be expected to contribute to those expenses. All recipients of federal student financial aid must maintain a satisfactory grade point average and progress in a timely manner toward completion of a program of study.

In addition, many of our working adult students finance their own education or receive full or partial tuition reimbursement from their employers. Congress has enacted several tax credits for students pursuing higher education and has provided for a tax deduction for interest on student loans and exclusions from income of certain tuition reimbursement amounts. Eligible students at Capella University or Strayer University may participate in educational assistance programs administered by the U.S. Department of Veterans Affairs ("VA") (and related state agencies), the U.S. Department of Defense ("DOD"), and various private organizations. Some Capella University students may qualify to participate in the Minnesota GI Bill program or the Minnesota Indian Scholarship program. Eligible students at Strayer University may also participate in educational assistance programs administered by the Commonwealth of Pennsylvania, the State of Florida, and the State of Vermont.

Under the Post-9/11 Veterans Educational Assistance Act of 2008 (as amended), sometimes referred to as the "New GI Bill," eligible veterans may receive, among other benefits, tuition benefits up to the net cost to the student (after accounting for state and federal aid, scholarships, institutional aid, fee waivers, and similar assistance), subject to a cap of approximately $29,921 for non-public domestic institutions for 2025-2026. In addition, eligible students pursuing an educational program solely through distance learning are eligible to receive a housing stipend of approximately $1,169 per month, half the national average amount available to students attending certain classroom-based programs or programs that combine classroom learning and distance learning.

The Harry W. Colmery Veterans Educational Assistance Act of 2017, commonly known as the "Forever GI Bill," made several changes to the administration of VA education benefits. Among other things, for service members who left the military after January 1, 2013, the bill removes the requirement that they use their Post-9/11 GI Bill benefits within 15 years after their last 90-day period of active-duty service. The law also alters the way the VA calculates eligibility for VA education benefits by providing additional benefits to service members with at least 90 days but less than six months of active-duty service. Additionally, the bill restores VA education benefits to students who were enrolled in schools that closed after January 2015 if their credits did not transfer.

On January 5, 2021, the Veterans Health Care and Benefits Improvement Act of 2020 became law, which expanded student veterans' protections. Among other things, the legislation requires a risk-based review of schools if an institution is operating under Heightened Cash Monitoring 2, under provisional approval status by the Department of Education, subject to any punitive action by a federal or state entity, facing the loss or risk of loss of accreditation, or has converted from for-profit to non-profit status. The legislation also restores veterans benefits to students whose school closed, as long as the student transferred fewer than 12 credits; protects students from debt collection by the Department of Veterans Affairs for overpaid tuition benefits; and establishes a number of institutional requirements, including: providing clear disclosures about cost, loan debt, graduation and job placement rates, and acceptance of transfer credit; ensuring institutions are accommodating short absences due to service; prohibiting same-day recruitment and registration; and prohibiting more than three unsolicited recruiting contacts. In 2021, Congress also passed, and the President signed into law, two related technical corrections bills that amended certain provisions of the Veterans Health Care and Benefits Improvement Act of 2020: the Training in High-demand Roles to Improve Veteran Employment ("THRIVE") Act and the Responsible Education Mitigating Options and Technical Extensions ("REMOTE") Act.

Capella University and Strayer University participate in DOD military tuition assistance programs under Memoranda of Understanding ("MOU"). Strayer University's current MOU was executed on September 4, 2024 for a five-year period. Capella University's current MOU was executed on September 26, 2024 for a five-year period. Service members of the United States Armed Forces are eligible to receive tuition assistance from their branch of service through the DOD military tuition assistance programs. Under the Memorandum of Understanding, Capella University and Strayer University agree to comply with DOD rules and procedures regarding the receipt of tuition assistance on behalf of active duty military personnel (and qualifying family members) in attendance at the University.

Title IV Programs

Capella University and Strayer University maintain eligibility for their students to participate in the following Title IV programs:

- *Federal Grants.* Grants under the Federal Pell Grant program are available to eligible students based on financial need and other factors.

- *Campus-Based Programs.* The campus-based Title IV programs include the Federal Supplemental Educational Opportunity Grant program, the Federal Perkins Loan, and the Federal Work-Study Program. Neither Capella University nor Strayer University actively participates in the Federal Perkins Loan program, which expired on September 30, 2017. In addition, Strayer University does not actively participate in the Federal Work-Study Program.

- *Federal Direct Student Loans.* Under the William D. Ford Federal Direct Loan Program, the Department of Education makes loans directly to students and their parents. Undergraduate students who demonstrate financial need may qualify for a subsidized loan. The federal government pays the interest on a subsidized loan while the student is in school and during any approved periods of deferment, after which the student's obligation to repay the loan begins. Unsubsidized loans are available to undergraduate students who do not qualify for a subsidized loan or, in some cases, in addition to a subsidized loan, as well as graduate students (subject to certain limitations).

Federal Financial Aid Regulation

To be eligible to participate in Title IV programs, Capella University and Strayer University must comply with specific standards and procedures set forth in the Higher Education Act and the regulations issued thereunder by the Department of Education. As part of those participation standards, the Department of Education determines whether, among other things, the institution meets certain standards of administrative capability and financial responsibility. The institutions must also follow extensive Department of Education rules regarding the awarding and processing of funds issued under Title IV programs. Some of the key provisions regarding institutional eligibility and processing federal financial aid are described below.

Program Participation Agreement ("PPA")

Each institution participating in Title IV programs must enter into a PPA with the Department of Education. Under the agreement, the institution agrees to follow the Department's rules and regulations governing Title IV programs. On December 13, 2021, the Department and Strayer University executed a new Program Participation Agreement, approving Strayer University's continued participation in Title IV programs with full certification through September 30, 2025. On April 18, 2023, the Department and Capella University executed a new Program Participation Agreement, approving Capella University's continued participation in Title IV programs with full certification through September 30, 2025. Capella University and Strayer University both timely submitted applications for PPA recertification and, per Department of Education guidance, continue to operate under full certification until which time the Department processes each institution's application.

Regulations effective July 1, 2024 require PPA signatures from entities that have direct or indirect ownership of an institution if such entities have the power to exercise control over the institution. Co-signers agree that they are jointly and severally liable for the participating institution's Title IV liabilities. On January 16, 2026, the Department of Education announced that in response to a legal challenge, it would not enforce the co-signature requirement as reflected in the regulations. Instead, the Department will consider whether co-signatures are required on a case-by-case basis when the Secretary determines that such signatures are necessary to protect the financial interest of the United States, consistent with the statutory requirement.

Provisional Certification

In certain circumstances, the Department of Education may certify an institution's continuing eligibility to participate in Title IV programs on a provisional basis for up to three complete award years (July 1 — June 30) from the date of provisional certification. During the period of provisional certification, the institution must comply with any additional conditions included in its PPA, which typically require, among other things, approval by the Department of Education for establishment of an additional location, increase in the level of academic offering, and addition of any educational program (including degree, non-degree, or short-term training programs) before awarding or disbursing Title IV aid to students enrolled at such a location or in such a program. If the Department of Education determines that a provisionally certified institution is unable to meet its responsibilities under its PPA, it may revoke or further condition the institution's certification to participate in Title IV programs with fewer due process protections for the institution than if it were fully certified. Should the Department of Education revoke eligibility during the provisional period, the institution may request reconsideration, and the Secretary of Education's decision whether or not revocation is warranted constitutes final agency action.

Pursuant to regulations effective July 1, 2024, the Department's certification procedures provide for heightened scrutiny of institutions that the Department believes may pose a risk to taxpayers. The regulations also add conditions that institutions will agree to when signing PPAs and establish additional circumstances for which the Department may place an institution on provisional certification, including, without limitation, failing the 90/10 Rule and triggering financial responsibility events that result in a financial protection requirement.

Capella University and Strayer University are currently operating under full certification.

Administrative Capability

Department of Education regulations specify extensive criteria by which an institution must establish that it has the requisite administrative capability to participate in Title IV programs. To meet the administrative capability standards, an institution, among other things, must: (1) comply with all applicable Title IV program regulations; (2) have cohort default rates below specified levels; (3) have acceptable methods for defining and measuring the satisfactory academic progress of its students; (4) have various procedures in place for safeguarding federal funds; (5) not be, and not have any principal or affiliate who is, debarred or suspended from federal contracting or engaging in activity that is cause for debarment or suspension; (6) submit in a timely manner all reports and financial statements required by the regulations; and (7) not otherwise appear to lack administrative capability.

If an institution fails to satisfy any of these criteria or any other Department of Education regulation, the Department of Education may:

- Require the repayment of Title IV funds;

- Transfer the institution from the Department of Education's advance system of receiving Title IV program funds to a cash monitoring or reimbursement system, under which an institution must disburse its own funds to students and document the students' eligibility for Title IV program funds before receiving such funds from the Department of Education;

- Place the institution on provisional certification status; or

- Commence a proceeding to impose a fine or to limit, suspend or terminate the participation of the institution in Title IV programs.

Under administrative capability regulations effective July 1, 2024, among other things, institutions are required to offer adequate services to students, including financial aid counseling and career services support. The regulations also include, among other requirements, a new requirement that institutions provide students with geographically accessible clinical or externship opportunities as required for licensure and that at least half of an institution's total Title IV, HEA funds from the most recent award year must not be from programs that are "failing" under the Gainful Employment Rules (described below).

Financial Responsibility

The Higher Education Act and Department of Education regulations establish extensive standards of financial responsibility that institutions such as Capella University and Strayer University must satisfy in order to participate in Title IV programs. These standards generally require that an institution provide the services described in its official publications and statements, properly administer Title IV programs in which it participates, and meet all of its financial obligations, including required refunds and any repayments to the Department of Education for debts and liabilities incurred in programs administered by the Department of Education.

Department of Education standards utilize a complex formula to assess financial responsibility. The standards focus on three financial ratios: (1) equity ratio (which measures the institution's capital resources and ability to borrow); (2) primary reserve ratio (which measures the institution's financial viability and liquidity); and (3) net income ratio (which measures the institution's ability to operate at a profit or within its means). An institution's financial ratios must yield a composite score of at least 1.5 for the institution to be deemed financially responsible without alternative measures and further federal oversight. For Capella University and Strayer University, the Department evaluates financial responsibility at the parent level, based on review of SEI's financial statements. We have applied the financial responsibility standards to our financial statements as of and for the year ended December 31, 2025, and based on our calculated composite score and other relevant factors, we believe we meet the Department of Education's financial responsibility standards.

On November 1, 2016, the Department of Education released a new regulation, which after a series of delays became effective as of October 16, 2018, under which an institution may no longer be considered financially responsible if one or more of a list of triggering events occurs. The Department of Education will automatically determine that an institution is not financially responsible if a "mandatory" triggering event occurs, which includes, among other things, the institution receives certain warnings from the SEC, fails to file required reports in a timely manner, or has a cohort default rate of 30% or greater for each of the two most recent official calculations. The Department of Education will also determine that an institution is not financially responsible if certain triggering events, such as a lawsuit against the institution, an accrediting agency's requirement that the institution submit a teach-out plan, or potential loss of Title IV eligibility for gainful employment programs, result in the institution's recalculated composite score to be less than 1.0. The Department of Education may also invoke certain "discretionary" triggering events, such as citation by a state agency or accrediting agency for failure to satisfy the agency's standards, to determine that an institution is not financially responsible. An institution determined not to be financially responsible because of one or more triggering events may be required to issue an irrevocable letter of credit for not less than 10% of the Title IV funds received by the school for the most recently completed fiscal year and/or will be issued a Provisional Program Participation Agreement.

On August 30, 2019, as part of the final Borrower Defense to Repayment ("BDTR") regulations, the Department of Education made changes to the financial responsibility requirements, including establishing a more limited set, as compared to the 2016 rule, of mandatory and discretionary triggering events that have, or could have, a materially adverse impact on the institution's financial condition and therefore warrant financial protection. The 2019 rule left intact the consequences of the triggering events under the 2016 rule. The 2019 rule further updates the definitions of terms used to calculate an institution's composite score and otherwise amends the composite score methodology to reflect changes in Financial Accounting Standards Board accounting standards pertaining to new leases. The financial responsibility changes became effective July 1, 2020.

On October 23, 2023, the Department released final rules on financial responsibility. Pursuant to regulations effective July 1, 2024, the Department adopted new mandatory and discretionary triggers and new reporting requirements. New mandatory triggers include but are not limited to failing the 90/10 Rule; receiving at least 50% of Title IV funds from programs that fail gainful employment requirements; certain SEC or exchange actions; and certain actions that result in an institution's recalculated composite score to fall below 1.0, including being subject to a Department action to recover losses from approved BDTR claims. All of the mandatory triggers constitute an automatic failure of the financial responsibility requirements and would enable the Department to seek financial protection. The rules also establish new discretionary triggers that permit the Department to conduct a case-by-case analysis to determine if additional financial protection is needed. Such discretionary triggers include accrediting agency and government agency actions; certain defaults or creditor events; high annual dropout rates; elimination of programs or locations that enroll more than 25% of the institution's Title IV students; and pending BDTR claims, among other things. In general, institutions will be required to report triggering events within 21 days of occurrence. According to the regulation, such triggering events may result in a financial protection requirement that would most likely take the form of a letter of credit or cash escrow and provisional certification to participate in Title IV. The amount of financial protection can range from 10% up to 50% of prior year Title IV funds per triggering event, and the Department may "stack" financial protection requirements if more than one mandatory or discretionary trigger is present.

Student Loan Defaults

The Department of Education calculates a rate of student defaults (known as a cohort default rate) for each institution with 30 or more borrowers entering repayment in a given federal fiscal year. The Department of Education includes in the cohort all student borrowers at the institution who entered repayment on any Direct or Federal Family Education Loan Program loan during that fiscal year. The cohort default rate is the percentage of those borrowers who become subject to their repayment obligation in the relevant

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federal fiscal year and default by the end of the second federal fiscal year following that fiscal year, resulting in a three-year cohort default rate. Because of the need to collect data on defaults, the Department of Education publishes cohort default rates three years in arrears; for example, in the fall of 2025, the Department of Education issued cohort default rates for federal fiscal year 2022.

The Department of Education may take adverse action against an institution if it has excessive cohort default rates, including without limitation the following:

- If an institution's cohort default rate is 30% or more in a given fiscal year, the institution will be required to assemble a "default prevention task force" and submit to the Department of Education a default improvement plan.

- If an institution's cohort default rate exceeds 30% for two consecutive years, the institution will be required to review, revise, and resubmit its default improvement plan.

- If an institution's cohort default rate exceeds 30% for two out of three consecutive years, the Department of Education may subject the institution to provisional certification.

- If an institution's cohort default rate is equal to or greater than 30% for each of the three most recent federal fiscal years for which data are available, the institution will be ineligible to participate in the Direct Loan Program and Federal Pell Grant Program.

An institution generally loses eligibility to participate in Title IV programs if its most recent cohort default rate is greater than 40%. Institutions with a cohort default rate equal to or greater than 15% for any of the three most recent fiscal years for which data are available are subject to a 30-day delayed disbursement period for first-year, first-time undergraduate borrowers.

National and institutional cohort default rates for cohort years 2020, 2021, and 2022 have been impacted by the COVID-19 repayment pause. Capella University's and Strayer University's official three-year cohort default rates for 2020, 2021, and 2022, as well as the average official three-year cohort default rates for proprietary institutions nationally, were as follows:

Cohort Year	Capella University	Strayer University	National Average Proprietary Institutions
2020	0.0%	0.0%	0.0%
2021	0.0%	0.0%	0.0%
2022	0.0%	0.0%	0.0%

As part of the compliance programs related to the cohort default rate, Capella University and Strayer University provide entrance and exit counseling to their students and engage the services of third parties to counsel students once they are in repayment status regarding their repayment obligations.

On March 27, 2020, Congress passed the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act"), which included a provision that established a federal student loan administrative forbearance period, pause in interest accrual, and suspension of collections activity. In June 2023, the Department of Education announced that student loan interest would begin to accrue on September 1, 2023, and student loan repayment resumed in October 2023.

On July 10, 2023, the Department issued final regulations to create a new income-driven repayment plan to reduce future monthly payments for lower- and middle-income borrowers. Among other things, this new regulation — known as the Saving on a Valuable Education (SAVE) Plan — revised the Revised Pay As You Earn (REPAYE) regulations, eliminated negative amortization, and offered $0 monthly payments for any individual borrower who makes less than roughly $32,800 annually and any borrower in a family of four who makes less than about $67,500 annually (using the 2023 Federal poverty guidelines). The SAVE Plan was scheduled to be fully implemented in July 2024, but a federal appeals court paused implementation of the entire SAVE Plan pending resolution of legal challenges brought by several states. Meanwhile, the Department published an interim final rule to allow borrowers to enroll in the Income-Contingent Repayment (ICR) and Pay As You Earn (PAYE) repayment plans, designated for early implementation on December 16,

2024, through July 1, 2027. On December 9, 2025, the Department announced a proposed joint settlement to resolve the legal challenges, resulting in termination of the SAVE Plan; the settlement is pending court approval.

The 90/10 Rule

A requirement of the Higher Education Act, commonly referred to as the 90/10 Rule, applies only to proprietary institutions of higher education, which include Capella University and Strayer University. Under this rule, a proprietary institution is prohibited from deriving more than 90% of its revenues (as revenues are computed under the Department of Education's methodology) from federal funds on a cash accounting basis (except for certain institutional loans) for any fiscal year. Historically, by statute, only Title IV funds have been considered within the 90% metric; however, as described below, that changed for fiscal years beginning on or after January 1, 2023.

A proprietary institution of higher education that violates the 90/10 Rule for any fiscal year will be placed on provisional certification for up to two fiscal years. Proprietary institutions of higher education that violate the 90/10 Rule for two consecutive fiscal years will become ineligible to participate in Title IV programs for at least two fiscal years and will be required to demonstrate compliance with Title IV eligibility and certification requirements for at least two fiscal years prior to resuming Title IV program participation. In addition, the Department of Education discloses on its website any proprietary institution of higher education that fails to meet the 90/10 requirement and reports annually to Congress the relevant ratios for each proprietary institution of higher education.

Using the statutory formula, Capella University derived approximately 67.88% of its cash-basis revenues from federal funds in fiscal year 2024. Strayer University derived approximately 89.64% of its cash-basis revenues from federal funds in fiscal year 2024. Our computation for 2025 has not yet been finalized and audited; however, we believe we will remain in compliance with the 90/10 Rule requirement.

The key components of non-federal revenue for Capella University and Strayer University are individual student payments, employer tuition reimbursement payments, private loans, state grants, and scholarships.

On March 11, 2021, President Biden signed the American Rescue Plan Act of 2021, which included a change to the 90/10 methodology to include all federal funding. The Department of Education promulgated new regulations regarding, among other things, the 90/10 rule as part of the Institutional and Programmatic Eligibility negotiated rulemaking and the committee reached consensus on the topic in March 2022. The Department released final regulations on October 27, 2022. The regulatory changes require proprietary institutions to count all "federal education assistance funds" as federal revenue in the 90/10 calculation for fiscal years beginning on or after January 1, 2023. The preamble to the final rule and subsequent sub-regulatory guidance prohibited the inclusion of non-Title IV eligible programs offered in part or in full through distance education or at unapproved locations in the 10% calculation, but this language was effectively rescinded by new interpretive guidance published by the Department on July 7, 2025. On December 21, 2022, the Department released a list of federal agencies and federal education assistance programs that must be included as federal revenue in the 90/10 calculation. Such agencies include the DOD (military tuition assistance) and the VA (veterans education benefits). The Department indicated that it will publish periodic updates to the list as needed.

In addition, from time to time certain members of Congress have proposed to revise the 90/10 Rule to reduce the limit on federal funding to 85% of total revenue. In the context of Higher Education Act reauthorization, defense bills and appropriations bills, other members of Congress have proposed legislation that would eliminate the 90/10 Rule. We cannot predict whether or how legislative or regulatory changes will affect the 90/10 Rule.

Restrictions on Incentive Compensation

As a part of an institution's program participation agreement with the Department of Education and in accordance with the Higher Education Act and Title IV regulations, the institution may not provide any commission, bonus, or other incentive payment based in any part, directly or indirectly, upon success in securing enrollments or awarding financial aid to any person or entity engaged in any student recruitment, admissions, or financial aid-awarding activity. The rule applies to all institutional employees and service providers who are engaged in or responsible for any student recruitment or admission activity or making decisions regarding the award of financial aid. The Department of Education has interpreted the regulation not to apply to employees who are involved only in the development of policy and do not engage in individual student contact. Merit-based adjustments to covered employees' compensation may be made if they are not based in any part, directly or indirectly, upon success in securing enrollments or the award of financial aid.

Failure to comply with the incentive payment rule could result in loss of certification to participate in federal student financial aid programs, limitations on participation in the federal student financial aid programs, False Claims Act litigation, or financial penalties. In June 2015, the Department of Education announced in a memorandum that it would revise its approach to measuring damages for noncompliance with the incentive payment prohibition. The memorandum stated that the Department of Education would calculate the amount of institutional liability based on the cost to the Department of the Title IV funds improperly received by the institution, including the cost to the Department of all Title IV funds received by the institution over a period of time if those funds were obtained through implementation of a policy or practice in which students were recruited in violation of the incentive payment prohibition. We believe we are in compliance with the regulation.

Gainful Employment

Under the Higher Education Act, a proprietary institution offering programs of study other than a baccalaureate degree in liberal arts (for which there is a limited statutory exception) must prepare students for gainful employment in a recognized occupation. On October 31, 2014, the Department of Education published final regulations related to gainful employment. The regulation went into effect on July 1, 2015 ("2015 Regulations"), with the exception of new disclosure requirements, which generally went into effect January 1, 2017, although some portions of those requirements were delayed until July 1, 2019.

The 2015 Regulations included two debt-to-earnings measures, consisting of an annual income rate and a discretionary income rate. The annual income rate measured student debt in relation to earnings, and the discretionary income rate measured student debt in relation to discretionary income. A program passed if the program's graduates:

- have an annual income rate ratio that does not exceed 8%; **or**

- have a discretionary income rate that does not exceed 20%.

In addition, a program that did not pass either of the debt-to-earnings metrics and had an annual income rate between 8% and 12% or a discretionary income rate between 20% and 30% was considered to be in a warning zone. A program failed if the program's graduates had an annual income rate of 12% or greater and a discretionary income rate of 30% or greater. A program became Title IV-ineligible for three years if it failed both metrics for two out of three consecutive years or failed to pass at least one metric for four consecutive award years.

On January 8, 2017, Capella University and Strayer University received their final 2015 debt-to-earnings measures. None of their programs failed the debt-to-earnings metrics. One active Capella University program, the Masters of Science in Marriage and Family Counseling/Therapy, was "in the zone" and two active Strayer University programs, the Associate in Arts in Accounting and Associate in Arts in Business Administration, were "in the zone." Each of those three programs remained fully eligible. The Department has not released any subsequent debt-to-earnings measures under the 2015 Regulations.

On July 1, 2019, the Department of Education released final gainful employment regulations, which contain a full repeal of the 2015 Regulations, including all debt measures, reporting, disclosure, and certification requirements, effective July 1, 2020.

On September 27, 2023, the Department released final regulations on financial value transparency and gainful employment. The gainful employment final rule establishes two independent metrics, both of which must be passed by a gainful employment program subject to the rule in order to maintain Title IV eligibility. Any gainful employment program that fails either or both metrics in a single year would be required to provide a disclosure to current and prospective students, and any such program that fails the same metric in two out of three consecutive years for which the program's metrics are calculated would lose its access to federal financial aid. The two metrics are 1) a debt-to-earnings ratio that compares the median earnings of graduates who received federal financial aid to the median annual payments on loan debt borrowed for the program, which must be less than or equal to 8% of annual earnings or 20% of discretionary earnings, and 2) an earnings premium test that measures whether the typical graduates from a program that received federal financial aid earn more than a typical high school graduate in their state (or, in some cases, nationally) and within a certain age range in the labor force. A program that fails in two out of three consecutive years, or is voluntarily discontinued by the institution, would not be eligible to have Title IV reinstated for the program or launch and receive Title IV for a "substantially similar program" (generally defined as a program with the same four-digit CIP code) for a minimum of three years. The final rule describes that the Department will now measure earnings six years after graduation (instead of the proposed rule's three years after graduation) for certain qualifying graduate programs such as clinical psychology, marriage and family therapy, clinical social work, and clinical counseling. The final rule also includes the requirement that, beginning July 1, 2026, all schools provide a link to a Department of Education-hosted website that includes information on cost, earnings, and licensure information, and the gainful employment metrics. The final gainful employment regulations took effect July 1, 2024. The Department initially indicated that it will release metrics beginning in the 2025 financial aid award year. Based on that timeline, beginning July 1, 2026, if a program fails a metric, an institution must provide warnings to students and prospective students meeting certain minimum requirements to be specified by the Department; programs that fail the same metric in the first two years the rates are issued will lose eligibility in 2026. On December 22, 2023, a lawsuit was filed against the Department in the United States District Court for the Northern District of Texas alleging that the rulemaking process and final rule were based on arbitrary and capricious decisions made by the Department, and that the rule violates constitutional rights related to speech, equal protection, and due process. On March 20, 2024, another lawsuit was filed against the Department in the United States District Court for the Northern District of Texas seeking a preliminary and permanent injunction enjoining the Department from enforcing the final rule on the grounds that the rule exceeds the Department's statutory authority, and is arbitrary, capricious, an abuse of discretion, and otherwise is not in accordance with law, and the motion for preliminary injunction was denied on June 20, 2024. On July 2, 2024, the court consolidated the two Gainful Employment cases into one, and in October 2025, the court granted summary judgment in favor of the Department, upholding the rule. Plaintiffs filed a notice of appeal in November 2025. Capella University and Strayer University are not parties to the lawsuit. The Company is unable to predict the ultimate outcome of the litigation.

In a March 29, 2024 Electronic Announcement (GE-24-01), the Department released additional information and updates to help institutions prepare for complying with the Financial Value Transparency ("FVT") and Gainful Employment ("GE") Regulations, including that the deadline for initial institutional data reporting was extended from July 31, 2024 to October 1, 2024. The Department indicated that in early 2025, it plans to publish the FVT/GE metrics and notify institutions of failing GE programs, as well as provide additional information on the program eligibility effects of the metrics on failing GE programs. In a September 13, 2024 Electronic Announcement (GE-24-08), the Department announced the deadline for initial institutional data reporting was further extended from October 1, 2024 to January 15, 2025. Capella University and Strayer University submitted the appropriate data ahead of the extended deadline. On January 17, 2025, the Department reopened the reporting process for debt reporting until February 18, 2025. On February 14, 2025, the Department announced that it would further extend the deadline for all reporting data associated with FVT/GE to September 30, 2025; it does not plan to produce any FVT/GE metrics prior to the new deadline and will take no enforcement or other punitive actions against institutions that had not completed reporting to date; and it anticipates that there will be no additional extensions of the reporting deadline beyond September 30, 2025.

On January 9, 2026 the negotiated rulemaking committee reached consensus on changes to the current gainful employment regulation. The consensus language includes, among other things, elimination of the debt-to-earnings ratio as an accountability metric for gainful employment programs, changes to generally align the gainful employment earnings premium test with the accountability measure codified in OBBBA, and changes to the reporting requirements that currently exist under the gainful employment regulation. The Department's proposed changes to gainful employment will be subject to public comment and are expected to be effective as early as July 1, 2027.

Return of Federal Funds ("R2T4")

Under the Higher Education Act's return-of-funds provision, an institution must return Title IV funds to a Title IV program in a timely manner if a student received funds from that program, but did not earn them due to the student's withdrawal from the institution. In order to determine if funds should be returned, the institution must first determine the amount of Title IV program funds that the student earned. If the student attends the institution, but withdraws during the first 60% of any period of enrollment or payment period, the amount of Title IV program funds that the student earned is equal to a pro rata portion of the funds for which the student would otherwise be eligible. If the student withdraws after the 60% point, then the student has earned 100% of the Title IV program funds. Capella University and Strayer University are required to measure the last day of attendance based on official attendance records, and "attendance" for online classes must include participation in an academically-related activity. Capella University's and Strayer University's systems allow for measurement on this basis. The institution must return to the appropriate Title IV programs, in a specified order, the lesser of the unearned Title IV program funds or the institutional charges incurred by the student for the period multiplied by the percentage of unearned Title IV program funds. An institution must return the funds no later than 45 days after the date that the institution determines that a student withdrew.

If the Title IV funds are not returned in a timely manner, an institution may be subject to adverse action, including being required to submit an irrevocable letter of credit equal to 25% of the funds the institution should have returned in its most recently completed fiscal year. If late returns of Title IV program funds constitute 5% or more of students sampled in the institution's annual compliance audit for either of its two most recently completed fiscal years, an institution generally must submit such a letter of credit payable to the Secretary of Education. Beginning in January 2024, the Department convened a negotiated rulemaking committee to consider new proposed regulations on, among other things, return of Title IV funds. In December 2024, the Department released final regulations regarding R2T4, which codify longstanding policies into regulation and address unique circumstances for what constitutes a withdrawal. The new rules are effective July 1, 2026.

Misrepresentation

Under the Higher Education Act, the Department of Education may impose various sanctions, including a fine or suspension or termination of an institution's participation in Title IV programs, if it engages in substantial misrepresentation of the nature of its educational program, its financial charges, or the employability of its graduates. The Department's related regulations, which took effect July 1, 2011, set forth the types of activities that constitute misrepresentation and describe the adverse actions that the Department of Education may take if it finds that an institution or a third party that provides educational programs, marketing, advertising, recruiting, or admissions services to the institution engaged in substantial misrepresentation. The rule specifies the types of statements that can subject the institution to liability for misrepresentation, as well as the nature and form of misleading statements.

As part of the Department's 2016 promulgation of the BDTR regulation, the Department changed the definition of misrepresentation for Title IV regulations to include any statement that "has the likelihood or tendency to mislead under the circumstances." The expanded definition included "any statement that omits information in such a way as to make the statement false, erroneous, or misleading." This regulation was published on November 1, 2016 and, after a series of delays, went into effect as of October 16, 2018.

On August 30, 2019, the Department released final BDTR regulations that included a new definition of "misrepresentation," which became effective July 1, 2020. The final rule defines a "misrepresentation" as: a statement, act, or omission by an eligible school to a borrower (a) that is false, misleading, or deceptive, (b) that was made with knowledge of its false, misleading, or deceptive nature or with a reckless disregard for the truth, and (c) that directly and clearly relates to either (1) enrollment or continuing enrollment at the institution, or (2) the provision of educational services for which the loan was made.

On October 31, 2022, the Department released final BDTR regulations, which include among other defenses to repayment substantial misrepresentation, with a significantly expanded definition of misrepresentation. The final rule's definition of misrepresentation includes any false, erroneous or misleading statement made by the institution or its representatives, or its marketing, advertising, recruiting or admissions agents, as well as any omission of fact that a reasonable person would have considered in deciding to enroll in or continue attendance at the institution. A statement is deemed misleading if it has the likelihood or tendency to mislead under the circumstances. A misrepresentation includes statements and omissions made in any medium, whether directly or indirectly, to a student, prospective student or any member of the public, or to an accrediting agency, to a State agency, or to the Secretary of Education. Misrepresentation also includes the dissemination of a student endorsement or testimonial that a student gives either under duress or because the institution required such an endorsement or testimonial to participate in a program.

On September 25, 2024, the Department issued a Federal Student Aid Enforcement Bulletin (Electronic Announcement GENERAL-24-115) with examples of "conduct that creates a risk of engaging in a substantial misrepresentation" which could form the basis of a BDTR complaint or otherwise result in adverse administrative action by the Department, including a fine or limitation of an institution's participation in the Title IV programs. Topics identified included certain claims related to general salary information (including use of Bureau of Labor Statistics salary data), job placement rates, rankings, licensure, faculty qualifications, for- or non-profit status, and cost of attendance or price.

Borrower Defenses to Repayment

Pursuant to the Higher Education Act and following negotiated rulemaking, on November 1, 2016, the Department of Education released a final regulation specifying the acts or omissions of an institution that a borrower may assert as a defense to repayment of a loan made under the Direct Loan Program and the consequences of such borrower defenses for borrowers, institutions, and the Secretary of Education (the "2016 BDTR Rule"). Under the 2016 BDTR Rule, for Direct Loans disbursed after July 1, 2017, a student borrower may assert a defense to repayment if: (1) the student borrower obtained a state or federal court judgment against the institution; (2) the institution failed to perform on a contract with the student; and/or (3) the institution committed a "substantial misrepresentation" on which the borrower reasonably relied to his or her detriment.

These defenses are asserted through claims submitted to the Department of Education, and the Department has the authority to issue a final decision. In addition, the regulation permits the Department to grant relief to an individual or group of individuals, including individuals who have not applied to the Department seeking relief. If a defense is successfully raised, the Department has discretion to initiate action to collect from an institution the amount of losses incurred based on the borrower defense. The 2016 BDTR Rule also amends the rules concerning discharge of federal student loans when a school or campus closes and prohibits pre-dispute arbitration agreements and class action waivers for borrower defense-type claims. On January 19, 2017, the Department of Education issued a final rule, updating the hearing procedures for actions to establish liability against an institution of higher education and establishing procedures for recovery proceedings under the borrower defense regulations. Several times between June 2017 and February 2018, the Department of Education announced delays until July 1, 2019 of implementation of certain portions of the 2016 BDTR Rule, including those portions of the regulations that establish a new federal standard and a process for determining whether a Direct Loan borrower has a defense to repayment of a Direct Loan based on an act or omission of an institution. However, in October 2018, a judge denied a request to delay implementation of portions of the regulations, and as a result the 2016 BDTR Rule went into effect as of October 16, 2018.

On September 23, 2019, the Department published final BDTR regulations (the "2019 BDTR Rule"), which governs borrower defense to repayment claims in connection with loans first disbursed on or after July 1, 2020. Under the 2019 BDTR Rule, an individual borrower can assert a defense to repayment and be eligible for relief if she or he establishes, by a preponderance of the evidence, that (1) the institution at which the borrower enrolled made a misrepresentation of material fact upon which the borrower reasonably relied in deciding to obtain a Direct Loan or a loan repaid by a Direct Consolidation Loan; (2) the misrepresentation directly and clearly related to the borrower's enrollment or continuing enrollment at the institution or the institution's provision of education services for which the loan was made; and (3) the borrower was financially harmed by the misrepresentation. The Department will grant forbearance on all loans related to a claim at the time the claim is made.

The 2019 BDTR Rule defines "financial harm" as the amount of monetary loss that a borrower incurs as a consequence of a misrepresentation. The Department will determine financial harm based upon individual earnings and circumstances, which must include consideration of the individual borrower's career experience subsequent to enrollment and may include, among other factors, evidence of program-level median or mean earnings. "Financial harm" does not include damages for nonmonetary loss, and the act of taking out a Direct Loan, alone, does not constitute evidence of financial harm. Financial harm also cannot be predominantly due to intervening local, regional, national economic or labor market conditions, nor can it arise from the borrower's voluntary change in occupation or decision to pursue less than full-time work or decision not to work. The 2019 BDTR Rule contains certain limitations and procedural protections. Among the most prominent of these restrictions, the regulation contains a three-year limitation period of claims, measured from the student's separation from the institution, does not permit claims to be filed on behalf of groups, and requires that institutions receive access to any evidence in the Department's possession to inform its response. The 2019 BDTR Rule permits the usage of pre-dispute arbitration agreements as a condition of enrollment, so long as the institution provides plain-language disclosures to students and the disclosure is placed on the institution's website. The regulations also allow for a borrower to choose whether to apply for a closed school loan discharge or accept a teach-out opportunity. In addition, the closed school discharge window is expanded from 120 days to 180 days prior to the school's closure, though the final rule does not allow for an automatic closed school loan discharge.

Institutions are required to accept responsibility for the repayment of amounts discharged by the Secretary pursuant to the borrower defense to repayment, closed school discharge (associated with closure of a school or an additional location or branch campus), false certification discharge, and unpaid refund discharge regulations. If the Secretary discharges a loan in whole or in part, the Department of Education may require the school to repay the amount of the discharged loan.

The Department published a final BDTR rule on October 31, 2022 (the "2022 BDTR Rule"). Among other things, the 2022 BDTR Rule sets a single standard and streamlined process for relief that will apply to all future and pending BDTR claims as of July 1, 2023, regardless of the date of a borrower's loan disbursement; defines the types of misconduct that could lead to borrower defense discharges, including substantial misrepresentations, substantial omissions of fact, breaches of contract, aggressive and deceptive recruitment, and state or federal judgments or final Department of Education actions that could give rise to a BDTR claim; establishes a presumption that borrowers reasonably relied upon misrepresentations or omissions; establishes a reconsideration process for borrowers whose claims are not approved for a full discharge, including based on a state law standard; and creates a process for the adjudication of group claims based on common facts. The 2022 BDTR Rule permits nonprofit legal assistance organizations to request group claims. The 2022 BDTR Rule also establishes a recoupment process separate from the approval of Borrower Defense to Repayment claims. In addition, the 2022 BDTR Rule prohibits institutions from requiring borrowers to sign mandatory pre-dispute arbitration agreements or class action waivers for claims related to the making of a Federal Direct Loan or the provision of educational services for which the loan was obtained. The 2022 BDTR Rule also modified the closed school discharge rule to provide an automatic discharge one year after an institution or location's closure date for borrowers who were enrolled at the time of closure or left 180 days before closure and who do not accept an approved teach-out agreement or continuation of the program at another location of the school; those who accept but do not complete a teach-out agreement or program continuation will receive a discharge one year after their last date of attendance. The 2022 BDTR Rule became effective July 1, 2023.

On August 7, 2023, in the matter of *Career Colleges and Schs. of Tex. vs. U.S. Dep't of Educ., et al.* (No. 23-50491), the U.S. Court of Appeals for the Fifth Circuit granted a nationwide emergency injunction preventing the Department of Education's enforcement of the 2022 BDTR Rule. On April 4, 2024, the Fifth Circuit reversed the underlying district court decision denying injunctive relief and remanded the case to the district court with instructions to enjoin and postpone the effective date of the 2022 BDTR Rule pending final judgment. On October 10, 2024, the Department timely filed a petition for a writ of certiorari, seeking review by the Supreme Court of the United States. On August 8, 2025, on the parties' joint stipulation, the U.S. Supreme Court dismissed the Department's appeal. In stipulating to dismissal of the appeal, the Department referenced the effect of OBBBA, further detailed below. The case remains with the federal district court on remand.

The OBBBA, signed into law on July 4, 2025, amends the Higher Education Act to delay the effective date of the 2022 BDTR rules, including their closed school discharge provisions, until July 1, 2035. The OBBBA reinstated the 2019 version of those rules, which took effect July 1, 2020. In connection with litigation challenging the 2022 BDTR rules that resulted in an injunction delaying its effective date, the Department indicated it would not adjudicate BDTR applications under the 2022 BDTR rule unless the rule was reinstated.

Third-Party Servicers

Department of Education regulations permit an institution to enter into a written contract with a third-party servicer for the administration of any aspect of the institution's participation in Title IV programs. The third-party servicer must, among other obligations, comply with Title IV requirements and be jointly and severally liable with the institution to the Secretary of Education for any violation by the servicer of any Title IV provision. An institution must report to the Department of Education new contracts or any significant modifications to contracts with third-party servicers as well as other matters related to third-party servicers. Capella University and Strayer University have written contracts with third-party servicers to perform activities related to Capella University's and Strayer University's participation in Title IV programs. On February 15, 2023, the Department released a Dear Colleague Letter ("DCL") (GEN 23-03) with updated guidance expanding the definition of third-party servicers and covered activities to include vendors providing student recruitment and retention services, software products and services related to Title IV administration activities, and educational content and instruction, initially requiring institutions to be in compliance with the new guidance by May 1, 2023. On February 28, 2023, the Department extended the effective date of the updated guidance and reporting requirements from May 1, 2023 to September 1, 2023. On March 24, 2023 the Department announced that it planned to convene one or more negotiated rulemakings to address, among other things, third-party servicers and related issues. On April 11, 2023, the Department again delayed the effective date until six months after the Department publishes a new, revised final guidance letter on the topic, and on May 16, 2023, the Department formally rescinded its 2023 and prior guidance (DCL GEN-16-15 and the March 8, 2017 Electronic Announcement) prohibiting contracts between colleges and foreign-owned or operated servicers. On November 14, 2024, the Department formally rescinded the 2023 DCL (GEN 23-03) in its entirety.

Lender Relationships

As part of an institution's program participation agreement with the Department of Education, the institution must adopt a code of conduct pertaining to student loans. Capella University and Strayer University have a code of conduct that we believe complies with the provisions of the Higher Education Act in all material respects. Additionally, Strayer University complies with all private lender requirements. In addition to the code of conduct requirements that apply to institutions, the Higher Education Act contains provisions that apply to lenders, prohibiting lenders from engaging in certain activities as they interact with institutions.

Restrictions on Adding Locations and Educational Programs

State requirements and accrediting agency standards can limit, slow, or halt the ability of Capella University and Strayer University to establish legally authorized additional locations and programs. Most states require approval before institutions can add new programs, campuses, or teaching locations. Middle States requires its accredited institutions to notify it in advance of implementing new programs or additional locations as defined by Middle States, which may require additional approval. At its discretion, Middle States may also conduct site visits to additional locations to evaluate whether accredited institutions that experience rapid growth in the number of additional locations, among other reasons, maintain educational quality. All new Strayer University locations require Middle States approval before students are enrolled, and the Higher Education Act requires Middle States to monitor institutions with significant enrollment growth. The Higher Learning Commission, the Minnesota Office of Higher Education, and other state educational regulatory agencies that license or authorize Capella University and its degree programs require institutions to notify them in advance of implementing new programs and, upon notification, may undertake a review of the institution's licensure, authorization or accreditation.

The Higher Education Act requires proprietary institutions of higher education to be in full operation for two years before qualifying to participate in Title IV programs. However, the applicable regulations in many circumstances permit an institution that is already qualified to participate in Title IV programs to establish additional locations that are exempt from the two-year rule. These additional locations generally may qualify immediately for participation in Title IV programs, unless the location was acquired from another institution that has ceased offering educational programs at that location and has Title IV liabilities that it is not repaying in accordance with an agreement to do so, and the acquiring institution does not agree, among other matters, to be responsible for certain liabilities of the acquired institution. The new location must satisfy all other applicable requirements for institutional eligibility, including approval of the additional location by the relevant state authorizing agency and the institution's accrediting agency. Any Capella University or Strayer University expansion plans assume its continued ability to establish new campuses as additional locations under such applicable regulations and thereby avoid incurring the two-year delay in participation in Title IV programs.

Department of Education regulations require institutions to report to the Department of Education a new additional location at which at least 50% of an eligible program may be offered, if the institution wants to disburse Title IV program funds to students enrolled at that location. Under their PPAs with the Department of Education, Capella University and Strayer University must notify the Department of the addition of any such location within ten days of opening, but generally need not seek prior approval. Institutions are responsible for knowing whether they need approval, and institutions that add locations and disburse Title IV program funds without having obtained any necessary approval may be subject to administrative repayments and other sanctions. The loss of state authorization or accreditation of a university or an existing campus, or the failure of a university or a new campus to obtain state authorization or accreditation, would render the university ineligible to participate in Title IV programs, at least in that state or at that location.

Credit Hours

The Higher Education Act and regulations use the term "credit hour" to define an eligible program and an academic year and to determine enrollment status and the amount of Title IV program funds an institution may disburse during a payment period. The regulations define the term "credit hour" and require accrediting agencies to review the reliability and accuracy of an institution's credit hour assignments. If an accreditor does not comply with this requirement, its recognition by the Department could be jeopardized. If an accreditor identifies systematic or significant noncompliance in one or more of an institution's programs, the accreditor must notify the Department. If the Department determines that an institution is out of compliance with the credit hour definition, the Department could impose liabilities or other sanctions. We believe that both Capella University and Strayer University are in compliance with the credit hour rules.

In addition to the credit hour model, the Department has granted approvals for a small number of institutions to operate direct assessment academic programs. Instead of measuring student progress through the number of credit hours spent in the course, these direct assessment programs allow students to progress through courses by showing mastery over material through the completion of assessments. These programs sometimes allow students to finish courses in less time than it would take to complete a course under a credit hour model. The Department of Education approved Capella University to operate direct assessment courses, and Capella University has been doing so under its FlexPath programs.

Other Regulations Governing Title IV Programs

The Department of Education has enacted a comprehensive set of regulations governing an institution's participation in Title IV programs. If either Capella University or Strayer University were not to continue to comply with these regulations, such noncompliance might affect the operations of the University and its ability to participate in Title IV programs.

The Clery Act and Title IX

Capella University and Strayer University must comply with the campus safety and security reporting requirements as well as other requirements in the Jeanne Clery Disclosure of Campus Security Policy and Campus Crime Statistics Act (the "Clery Act"). In addition, the Department has interpreted Title IX of the Education Amendments of 1972 ("Title IX") to categorize sexual violence as a form of prohibited sex discrimination and to require institutions to follow certain disciplinary procedures with respect to such offenses. Failure by the universities to comply with the Clery Act or Title IX requirements or regulations thereunder could result in action by the Department fining the universities, or limiting or suspending their participation in Title IV programs, could lead to litigation, and could harm the universities' reputations. We believe that Capella University and Strayer University are in compliance with these requirements.

On May 6, 2020, the Department of Education published final rules related to implementation of Title IX, which prohibits discrimination on the basis of sex in education programs that receive funding from the federal government (the "2020 Title IX Rule"). The 2020 Title IX Rule defines what constitutes sexual harassment for purposes of Title IX in the administrative enforcement context, describes what actions trigger an institution's obligation to respond to incidents of alleged sexual harassment, and specifies how an institution must respond to allegations of sexual harassment. Among other things, the 2020 Title IX Rule includes a requirement for live hearings on Title IX sexual harassment claims, which includes direct and cross-examination of parties, university-provided advisors (in the event a student or party does not provide an advisor), rulings on questions of relevance by decision-makers, and the creation and maintenance of a record of the live hearing proceedings. The 2020 Title IX Rule became effective August 14, 2020.

On August 24, 2021, the Department of Education Office for Civil Rights ("OCR") issued guidance indicating it would cease enforcement of the 2020 Title IX Rule's prohibition against consideration of statements made by individuals failing to submit to cross-examination at a live hearing.

On October 4, 2022, the OCR released a resource document for students and institutions in which it reinforced that the 2020 Title IX Rule prohibits discrimination based on pregnancy, childbirth, false pregnancy, termination of pregnancy or recovery therefrom. The resource document further emphasized that Title IX requires institutions to treat pregnancy, childbirth, false pregnancy, termination of pregnancy and recovery therefrom the same as other temporary disabilities with respect to medical benefits, services, plans, and policies, and detailed requirements for leave and reinstatement for both students and employees.

On April 19, 2024, the U.S. Department of Education released its final rule regarding the implementation of Title IX (the "2024 Title IX Rule"). The 2024 Title IX Rule applies to all forms of sex-based harassment (not only sexual harassment); clarifies that Title IX's prohibition against sex discrimination includes discrimination on the basis of sex stereotypes, sex characteristics, pregnancy or related conditions, sexual orientation, and gender identity; and eliminates the requirement for live hearings with an opportunity for cross-examination at the post-secondary level. Multiple states joined lawsuits against the Department challenging the 2024 Title IX Rule, and federal district courts granted preliminary injunctions enjoining the Department from enforcing the rule in Alabama, Alaska, Arkansas, Florida, Georgia, Idaho, Indiana, Iowa, Kansas, Kentucky, Louisiana, Mississippi, Missouri, Montana, Nebraska, North Dakota, Ohio, Oklahoma, South Carolina, South Dakota, Tennessee, Texas, Utah, Virginia, West Virginia, and Wyoming. Certain courts issued orders expanding the injunction to named schools, irrespective of where those schools are located; Capella University and Strayer University were named among nearly 700 schools in one such order on July 15, 2024. *Kansas v. U.S. Dep't of Educ.*, No. 5:24-cv-4041 (D. Kan. 2024). Except where enjoined, the 2024 Title IX Rule otherwise became effective on August 1, 2024. On January 9, 2025, in *State of Tennessee et al v. Cardona*, 2:24-cv-00072, the U.S. District Court for the Eastern District of Kentucky granted summary judgment against the Department of Education, vacating the 2024 Title IX Rule as unlawful nationwide. On February 4, 2025, the Department's Office for Civil Rights issued a DCL confirming that it will enforce Title IX under the 2020 Title IX Rule, and that open investigations initiated under the 2024 Title IX Rule should be reevaluated for consistency with the 2020 Title IX Rule.

On January 20, 2025, President Trump issued Executive Order 14168 "Defending Women From Gender Ideology Extremism and Restoring Biological Truth to the Federal Government" ordering, among other matters, all agencies to enforce laws governing sex-based rights, protections, opportunities, and accommodations consistent with definitions provided in the executive order. The executive order defines "sex" as a binary classification that does not include "gender identity" and requires agencies to take various actions consistent with that position.

On April 4, 2025, the Department and the U.S. Department of Justice jointly announced a "Title IX Special Investigations Team" (the "Title IX SIT") in response to what the agencies describe as a "staggering" volume of Title IX complaints. The Title IX SIT is intended to streamline Title IX investigations conducted by the federal government by leveraging teams with personnel from both agencies to coordinate on investigation and enforcement.

Title VI

Under Title VI of the Civil Rights Act of 1964, institutions receiving federal financial assistance are prohibited from discriminating on the basis of race, color, or national origin. On January 21, 2025, President Trump issued Executive Order 14173 "Ending Illegal Discrimination and Restoring Merit-Based Opportunity" ordering, among other matters, all agencies to enforce civil rights laws and combat illegal private sector Diversity, Equity, and Inclusion ("DEI") preferences, mandates, policies, programs and activities. The executive order further directed the U.S. Attorney General and the Secretary of Education to issue guidance to all institutions of higher education that receive federal financial assistance regarding measures and practices required to comply with the U.S. Supreme Court's decision in *Students for Fair Admissions, Inc. v. President and Fellows of Harvard College*, 600 U.S. 181 (2023) ("SFFA"), in which the Court significantly altered the existing legal framework relevant to race-conscious admissions to achieve student body diversity. On February 5, 2025, the U.S. Attorney General issued a memorandum to all Department of Justice employees stating that the Department of Justice's Civil Rights Division will investigate, eliminate, and penalize illegal DEI as well as diversity, equity, inclusion and accessibility ("DEIA") preferences, mandates, policies, programs and activities in the private sector and educational institutions that receive federal funds. The Attorney General further stated that by March 1, 2025, the Civil Rights Division and Office of Legal Policy would jointly prepare a report containing recommendations for enforcement and address: key sectors of concern within the Department of Justice's jurisdiction; the most egregious illegal DEI/DEIA practitioners in each sector of concern; plans to deter the use of illegal DEI/DEIA, including proposals for criminal investigations and up to nine potential civil compliance investigations of publicly traded corporations and certain other organizations; potential litigation activities, regulatory actions, and sub-regulatory guidance; and other strategies to end illegal DEI and DEIA discrimination and preferences and ensure compliance with federal civil rights laws. On July 29, 2025, the Attorney General released "Guidance for Recipients of Federal Funding Regarding Unlawful Discrimination," which describes "the significant legal risks of initiatives that involve discrimination based on protected characteristics" and provides "non-binding best practices to help entities avoid the risk of violations." Various litigation challenging Executive Order 14173 was brought in federal district court; after a preliminary injunction was granted by a Maryland district court enjoining portions of the executive order, the appeals court stayed the injunction pending appeal.

On February 14, 2025, the Department of Education issued a DCL setting forth the anti-discrimination obligations of institutions that receive federal financial assistance. The DCL asserts that the SFFA decision applies more broadly to prohibit using race in decisions related to admissions, hiring, promotion, compensation, financial aid, scholarships, prizes, administrative support, discipline, housing, graduation ceremonies, and all other aspects of student, academic, and campus life. The DCL further states that programs and activities that treat students differently on the basis of race to achieve "nebulous" diversity, racial balancing, social justice, or equity goals are illegal. The Department informed institutions that the Department intended to take appropriate measures to assess compliance with the applicable statutes and regulations beginning February 28, 2025. The DCL further noted that institutions that fail to comply with federal civil rights law may, consistent with applicable law, face potential loss of federal funding. On February 28, 2025, the Department issued additional guidance in a Frequently Asked Questions ("FAQs") document clarifying aspects of the DCL. Multiple lawsuits were filed seeking to enjoin and vacate the DCL and FAQs alleging that they are unconstitutional, violate the Administrative Procedure Act, and are vague and disrupt educational practices, including by limiting academic freedom. Capella University and Strayer University are not parties to the lawsuits. In August 2025, the U.S. District Court for the District of Maryland vacated the DCL, FAQs, and a related certification requirement. The Department subsequently confirmed it would not take any enforcement action or otherwise implement the guidance until further notice. On October 15, 2025, the Department filed a notice of appeal to the U.S. Court of Appeals for the Fourth Circuit; and on January 21, 2026, the parties filed a joint motion to dismiss the appeal.

On March 14, 2025, the Department announced that its Office for Civil Rights has opened investigations into dozens of higher education institutions for alleged Title VI violations; the Department has continued to initiate additional Title VI investigations.

Students with Disabilities

Federal agencies, including the Department of Education and the Department of Justice, have considered or are considering how electronic and information technology should be made accessible to persons with disabilities. For example, Section 504 of the Rehabilitation Act of 1973 ("Section 504") prohibits discrimination against a person with a disability by any organization that receives federal financial assistance. The Americans with Disabilities Act ("ADA") prohibits discrimination based on disability in several areas, including public accommodations. In 2010, the Department of Education's Office for Civil Rights, which enforces Section 504, together with the Department of Justice, which enforces the ADA, asserted that requiring the use of technology in a classroom environment when such technology is inaccessible to individuals with disabilities violates Section 504, unless those individuals are provided accommodations or modifications that permit them to receive all the educational benefits provided by the technology in an equally effective and integrated manner. In recent years, the Department of Education's Office for Civil Rights and third parties have brought enforcement actions against institutions related to website accessibility of online course material. As a result of such enforcement action or as a result of new laws and regulations that require greater accessibility, the Department of Education or the Department of Justice may require an institution to modify its online classrooms and other uses of technology to satisfy applicable requirements. In 2022, the Department of Justice issued guidance emphasizing that although businesses have flexibility in how they comply with the ADA's general requirements of nondiscrimination and effective communication, they have an obligation to confirm that the programs, services, and good provided to the public — including online — are accessible to people with disabilities. The Department of Justice also noted that the Department is "committed to using its enforcement authority to ensure website accessibility for people with disabilities and to ensure that the goods, services, programs, and activities that businesses and state and local governments make available to the public are accessible." As with all nondiscrimination laws that apply to recipients of federal financial assistance, an institution may lose access to certain federal financial assistance if it does not comply with Section 504 requirements. In addition, private parties may file or threaten to file lawsuits alleging failure to comply with laws that prohibit discrimination on the basis of disability, such as Section 504 and the ADA, and seeking monetary damages and correction of the alleged violations.

Compliance Reviews

Capella University and Strayer University are subject to announced and unannounced compliance reviews and audits by various external agencies, including the Department of Education, its Office of Inspector General, state licensing agencies, guaranty agencies, and accrediting agencies. The Higher Education Act and Department of Education regulations also require an institution to submit annually to the Secretary of Education a compliance audit of its administration of Title IV programs conducted by an independent certified public accountant in accordance with Generally Accepted Government Auditing Standards and applicable audit guides of the Department of Education's Office of Inspector General ("ED OIG"). For fiscal years beginning after June 30, 2023, Capella University and Strayer University must submit such audits that have been conducted in accordance with a guide for audits of proprietary schools that was issued by ED OIG in March 2023. The 2023 audit guide includes a number of updates, including related to the new 90/10 rule. In addition, to enable the Secretary of Education to make a determination of financial responsibility, an institution must submit annually to the Secretary of Education audited financial statements prepared in accordance with Department of Education regulations. For Capella University and Strayer University, financial responsibility is determined at the SEI parent level.

In June 2019, the Department conducted an announced, on-site program review at Capella University, focused on Capella University's FlexPath program. The review covered the 2017-2018 and 2018-2019 federal financial aid years. The Department issued its preliminary program report on November 13, 2020, and Capella University responded to the report. On February 9, 2021, Capella University received the Department's Final Program Review Determination, which closed the Program Review without further action required on the part of Capella University.

On March 17, 2021, the Department informed Strayer University that it planned to conduct an announced, remote program review. The review commenced on April 19, 2021 and covered the 2019-2020 and 2020-2021 federal student financial aid years. On September 21, 2021, Strayer University received the

Department's Final Program Review Determination, which closed the Program Review without further action required on the part of Strayer University.

On October 8, 2021, the Department of Education announced establishment of an Office of Enforcement within the Department's Office of Federal Student Aid, designed to strengthen oversight over and enforcement against post-secondary schools that participate in federal student loan, grant, and work-study programs. The Office of Enforcement restores an office first established by the Department in 2016. The Office of Enforcement is comprised of four existing divisions: Administrative Actions and Appeals Services Group, Borrower Defense Group, Investigations Group, and Resolution and Referral Management Group. The Department intends the Office of Enforcement to coordinate with other state and federal partners, including the Department of Justice, Consumer Financial Protection Bureau, Federal Trade Commission, and state attorneys general.

Potential Effect of Regulatory Violations

If either Capella University or Strayer University fails to comply with the regulatory standards governing Title IV programs, the Department of Education could impose one or more sanctions, including transferring the university from the advance payment method to the reimbursement or cash monitoring system of payment, provisional certification, seeking to require repayment of certain Title IV funds, requiring the university to post a letter of credit in favor of the Department of Education as a condition for continued Title IV certification, taking emergency action against the university, or referring the matter for criminal prosecution or initiating proceedings to impose a fine or to limit, condition, suspend, or terminate the university's participation in Title IV programs. Although there are no such sanctions currently in force against Capella University or Strayer University, if such sanctions or proceedings were imposed and resulted in a substantial curtailment, or termination, of that university's participation in Title IV programs or resulted in substantial fines or monetary liabilities, that university and the Company could be materially and adversely affected.

If Capella University or Strayer University lost its eligibility to participate in Title IV programs, or if Congress reduced the amount of available federal student financial aid, the university would seek to arrange or provide alternative sources of revenue or financial aid for students. Although the universities believe that one or more private organizations would be willing to provide financial assistance to students attending the universities, there is no assurance that this would be the case, and the interest rate and other terms of such student financial aid are unlikely to be as favorable as those for Title IV program funds. The universities may be required to guarantee all or part of such alternative assistance in a manner that complies with rules governing schools' relationships with lenders or might incur other additional costs in connection with securing alternative sources of financial aid. Accordingly, the loss of eligibility of Capella University or Strayer University to participate in Title IV programs, or a reduction in the amount of available federal student financial aid, would be expected to have a material adverse effect on Capella University or Strayer University, even if it could arrange or provide alternative sources of revenue or student financial aid.

In addition to the actions that may be brought against us as a result of our participation in Title IV programs, we also may be subject, from time to time, to complaints and lawsuits relating to regulatory compliance brought not only by our regulatory agencies, but also by other government agencies and third parties.

Acquisitions of Other Institutions

When a company, partnership or any other entity or individual acquires an institution that is eligible to participate in Title IV programs, that institution undergoes a change of ownership resulting in a change of control as defined by the Department of Education. Upon such a change of control, an institution's eligibility to participate in Title IV programs is generally suspended until it has applied for recertification by the Department of Education as an eligible institution under its new ownership, which requires that the institution also re-establish its state authorization and accreditation.

The Department of Education may also temporarily and provisionally certify an institution seeking approval of a change of ownership under certain circumstances while the Department of Education reviews the institution's application. The time required for the Department of Education to act on such an application may vary substantially. The Department of Education's recertification of an institution following a change of control will be on a provisional basis.

On October 27, 2022, the Department released final regulations, effective July 1, 2023, related to change of ownership and change in control of institutions of higher education. The ownership interest threshold for publicly traded corporations remains at 25%, as described below. Among other things, the final rule lowered the threshold for reportable changes in ownership percentages from 25% to 5% for changes in ownership that do not result in a change in control, introduced a new timeline for reporting such changes, and created a requirement that for a planned change in ownership that results in a change in control, an institution is now required to notify students at least 90 days prior to the anticipated transaction date.

Change in Ownership Resulting in a Change of Control

Many states and accrediting agencies require institutions of higher education to report or obtain approval of certain changes in ownership or other aspects of institutional status, but the types of and triggers for such reporting or approval vary among states and accrediting agencies. Both Capella University's accrediting agency, the Higher Learning Commission, and Strayer University's accrediting agency, Middle States, require institutions that they accredit to inform them in advance of any substantive change, including a change that significantly alters the ownership or control of the institution. Examples of substantive changes requiring advance notice to, and approval by, the agency include changes in the legal status, ownership, or form of control of the institution, such as the sale of a proprietary institution. Both agencies must approve a substantive change in advance in order to include the change in the institution's accreditation status. Additionally, both the Higher Learning Commission and Middle States will undertake a site visit to an institution that has undergone a change in ownership or control no later than six months after the change. Each state in which the institution operates may also have its own change in ownership approval processes. Additionally, SARA and its affiliated state portal agencies may require certain notifications or applications in relation to a change in ownership.

Federal agencies also regulate changes in ownership and control. The Higher Education Act provides that an institution that undergoes a change in ownership resulting in a change of control loses its eligibility to participate in Title IV programs and must apply to the Department of Education in order to reestablish such eligibility. An institution is ineligible to receive Title IV program funds during the period from the change of ownership and control until recertification. The Higher Education Act provides that the Department of Education may also temporarily, provisionally certify an institution seeking approval of a change of ownership and control based on preliminary review by the Department of Education of a materially complete application received by the Department of Education within ten business days after the transaction. The Department of Education may continue such temporary, provisional certification on a month-to-month basis until it has rendered a final decision on the institution's application. If the Department of Education approves the application after a change in ownership and control, it issues a provisional certification, which extends for a period expiring not later than the end of the third complete award year following the date of provisional certification. The Higher Education Act defines one of the events that would trigger a change in ownership resulting in a change of control as the transfer of the controlling interest of the stock of the institution or its parent corporation. For a publicly traded corporation such as Strategic Education, Inc., the Department of Education regulations define a change of control as occurring when a person or entity acquires ownership and control of a corporation, such that the corporation is required to file a Form 8-K with the SEC publicly disclosing the change of control. The regulations also provide that a change in ownership and control of a publicly traded corporation occurs if a person or entity who is a controlling stockholder of the corporation ceases to be a controlling stockholder. A controlling stockholder is a stockholder who holds, or controls through agreement, at least 25% of the total outstanding voting stock of the corporation and more shares of voting stock than any other stockholder. Institutions must notify the Department of Education and students of a planned change in ownership that results in a change in control at least 90 days in advance. Additionally, the Department of Education regulations require institutions to make certain notice filings with the agency should a shareholder acquire 5% or more ownership interest (direct or indirect).

The U.S. Department of Homeland Security, working with the U.S. Department of State, has implemented a mandatory electronic reporting system for schools that enroll foreign students and exchange visitors. Strayer University currently is authorized by the U.S. Department of Homeland Security to admit foreign students for study in the United States subject to applicable requirements (because Capella University is online only, and foreign students must take a portion of their classes on-ground, Capella University does participate). In certain circumstances, the U.S. Department of Homeland Security may require an institution to obtain approval for a change in ownership and control.

Pursuant to federal law providing benefits for veterans and reservists, some of the programs offered by Capella University and Strayer University are approved by state approving agencies for the enrollment of persons eligible to receive U.S. Department of Veterans Affairs educational benefits. In 2025, Capella University had such approval in Minnesota, and because all of its programs are online only, this approval allows it to extend VA education benefits to students in all states and abroad. In 2025, Strayer University had such approval in Delaware, Florida, Georgia, Maryland, Mississippi, New Jersey, North Carolina, Pennsylvania, South Carolina, Tennessee, Texas, Virginia, West Virginia, and Washington, D.C. In certain circumstances, state approving agencies may require an institution to obtain approval for a change in ownership and control.

If Capella University or Strayer University underwent a change of control that required approval by any state authority, accrediting agency, or any federal agency, and such approval were significantly delayed, limited, or denied, there could be a material adverse effect on the university's ability to offer certain educational programs, award certain degrees, diplomas, or certificates, operate one or more of its locations, admit certain students, or participate in Title IV programs, which in turn, could materially and adversely affect the university's operations. A change that required approval by a state regulatory authority, an accrediting agency, or a federal agency could also delay the university's ability to establish new campuses or educational programs and may have other adverse regulatory effects. Furthermore, the suspension from Title IV programs and the necessity of obtaining regulatory approvals in connection with a change of control could materially limit the university's flexibility in future financing or acquisition transactions.

Legislative and Regulatory Activity

Congress, from time to time, considers legislation that would make changes in the Higher Education Act and other education-related federal laws. The Department of Education and other federal agencies similarly consider new regulations and regulatory amendments. State legislatures and agencies and accreditors likewise periodically change their laws, regulations, and standards. Such activity may adversely affect enrollment in for-profit educational institutions. Although legislative and regulatory activity in recent years has had a negative impact on the for-profit post-secondary education industry as a whole, we cannot predict the impact of recent, pending, or possible future legislative or regulatory changes, if any, on our long-term business model.

Congress

Congress historically has reauthorized the Higher Education Act approximately every five to six years. In 2008, Congress reauthorized the HEA through the end of 2013. Congress has held hearings regarding the reauthorization of the HEA and continued to consider new legislation regarding the passage thereof. It is currently unclear when Congress will reauthorize the Higher Education Act. The most recent reauthorized Higher Education Act continued all of the Title IV programs in which we participate, but made many revisions to the requirements governing the Title IV programs, including provisions relating to the relationships between institutions and lenders that make student loans, student loan default rates, and the formula for revenue that institutions are permitted to derive from the Title IV programs. Notwithstanding the lack of a full HEA reauthorization, Congress has annually appropriated funds for the existing Title IV programs under the HEA. In addition, further rulemaking by the Department of Education may impose additional requirements on institutions that participate in Title IV programs. Existing programs and participation requirements are subject to change based on HEA reauthorization. Additionally, funding for the student financial assistance programs may be affected during appropriations and budget actions.

Appropriations

Congress reviews and determines appropriations for Title IV programs on an annual basis. On February 3, 2026, the President signed the "*Consolidated Appropriations Act, 2026,*" which provides fiscal year 2026 appropriations to the Department of Education and certain other Federal agencies through September 30, 2026 (the end of the fiscal year). A future government shutdown, particularly one that includes the Department of Education or appropriations for Title IV programs, could have a material adverse effect on our operations and financial condition.

An elimination of certain Title IV programs, a reduction in federal funding levels of such programs, material changes in the requirements for or terms and conditions of participation in such programs, or the substitution of materially different programs could reduce the ability of certain students to finance their education. Such reductions, in turn, could lead to lower enrollments at Capella University or Strayer University or require us to increase our reliance upon alternative sources of student financial aid. Given the significant percentage of our revenues that are derived indirectly from Title IV programs, the loss of, or a significant reduction in, Title IV program funds available to our students could have a material adverse effect on Capella University, Strayer University, and the Company.

Consumer Financial Protection Bureau

The Consumer Financial Protection Bureau ("CFPB") has pursued enforcement actions against certain proprietary institutions of higher education and has released several reports that directly address issues related to institutions of higher education. In January 2026, the CFPB Student Loan Ombudsman released its annual report analyzing a sample set of approximately 4,500 private student loan complaints the CFPB received from private student loan borrowers between July 1, 2024 and June 30, 2025 and more than 18,400 federal student loan complaints the CFPB received from federal student loan borrowers. We do not know what steps the CFPB or Congress may take in response to these actions and whether such actions, if any, will have an adverse effect on our business or results of operations.

In addition, in February 2025, the Administration ordered the CFPB to cease nearly all of its activities, including enforcement activities; several lawsuits challenging the Administration's actions were filed in response. On February 14, 2025, in *National Treasury Employees Union v. Vought, et al.*, the U.S. District Court for the District of Columbia entered a temporary order to prevent certain actions by the Administration. On April 11, 2025, the U.S. Court of Appeals for the District of Columbia Circuit partially stayed the district court's injunction and subsequently, on August 15, 2025, the appellate court concluded that the district court improperly blocked the Administration's CFPB layoffs and vacated the injunction. On September 29, 2025, the plaintiffs filed a petition for a rehearing, which the court granted on December 17, 2025. The court's August 15 order has been vacated, and a rehearing by the entire appellate court is scheduled for February 24, 2026.

U.S. Department of Education

Title IV regulations applicable to Capella University and Strayer University have been subject to frequent revisions, many of which have increased the level of scrutiny to which higher education institutions are subjected and have raised applicable standards.

Negotiated Rulemaking

On April 4, 2025, the Department announced its intention to host public hearings and convene one or more negotiated rulemaking committees to prepare proposed Title IV regulations. The Department hosted public hearings on April 29, 2025 and May 1, 2025 and accepted written comments through May 5, 2025. The Department held negotiated rulemaking on proposed changes to the Public Service Loan Forgiveness program June 30 through July 2, 2025. The negotiating committee did not reach consensus on changes. As a result the Department proposed its own regulatory language on August 18, 2025, and issued final regulations on October 31, 2025 which, among other things, amends the definition of a "qualifying employer" to exclude employers that engage in activities that have a "substantial illegal purpose" as described in the regulation.

On July 24, 2025, the Department of Education announced its intention to establish two negotiated rulemaking committees to prepare proposed regulations implementing OBBBA and related Trump administration priorities. One committee, the Reimagining and Improving Student Education (RISE) Committee, addressed federal student loan-related changes and met for two multi-day sessions between September 2025 and November 2025. The committee reached consensus on draft regulatory language, and the Department released proposed regulations on January 29, 2026 consistent with the consensus language. Specifically, the proposed regulations implement the statutory loan-related changes reflected in OBBBA (described in the OBBBA section above) which among other things includes, with limited grandfathering, new annual, aggregate and lifetime loan limits for graduate students and professional students, proportional adjustment of annual loan limits for students enrolled less than full time, and the phasing out of Federal Direct PLUS loans for graduate students and professional students. The proposed regulations define "graduate student" and "professional student" for purposes of such changes. "Graduate student" is defined as "[a] student enrolled in a program of study that is above the baccalaureate level and awards a graduate credential (other than a professional degree) upon completion of the program." "Professional student" is defined as "[a] student enrolled in a program of study that awards a professional degree upon completion of the program," and the proposed regulations clarify that a professional degree is a degree that: (1) signifies both completion of the academic requirements for beginning practice in a given profession and a level of professional skill beyond that normally required for a bachelor's degree; (2) is generally at the doctoral level, and that requires at least six academic years of postsecondary education coursework for completion, including at least two years of post-baccalaureate level coursework; (3) generally requires professional licensure to begin practice; and (4) includes a four-digit program CIP code in certain specified fields (pharmacy, dentistry, veterinary medicine, chiropractic, law, medicine, optometry, osteopathic medicine, podiatry, theology, and clinical psychology). The Department is accepting public comment on the proposed rule through March 2, 2026.

A second committee, the Accountability in Higher Education and Access through Demand-driven Workforce Pell (AHEAD) Committee, addressed Workforce Pell, institutional and programmatic accountability, and other issues, and met for two multi-day sessions between December 2025 and January 2026; the committee reached consensus on the Workforce Pell and accountability packages. Because the committees reached consensus, the Department must publish a notice of proposed rulemaking that generally aligns with the consensus language.

Notwithstanding consensus on draft regulatory language, the Company is unable to predict the ultimate outcome of the rulemaking process or what guidance the Department may issue regarding how schools are to implement OBBBA's legislative changes.

On January 26, 2026, the Department announced its intent to establish the Accreditation, Innovation, and Modernization negotiated rulemaking committee to develop proposed regulations on accreditation-related topics; the Department anticipates the committee will convene April-May 2026.

College Affordability and Transparency Lists

The Department of Education publishes on its website lists of the top 5% of institutions, in each of four categories, with (1) the highest tuition and fees for the most recent academic year, (2) the highest "net price" for the most recent academic year, (3) the largest percentage increase in tuition and fees for the most recent three academic years, and (4) the largest percentage increase in net price for the most recent three academic years. An institution that is placed on a list for high percentage increases in either tuition and fees or in net price must submit a report to the Department of Education explaining the increases and the steps that it intends to take to reduce costs. The Department of Education will report annually to Congress on these institutions and will publish their reports on its website. The Department of Education also posts lists of the top 10% of institutions in each of the four categories with lowest tuition and fees or the lowest net price for the most recent academic year. Under the Higher Education Act, net price means average yearly price actually charged to first-time, full-time undergraduate students who receive student aid at a higher education institution after such aid is deducted.

On January 11, 2023, the Department published a request for information regarding how to best identify low-financial-value educational programs. As part of the announcement, the Department indicated its intention is to publish a list of the programs at all types of colleges and universities that provide the least financial value to students. Once the list is published, institutions with programs on this list would be asked to submit improvement plans to the Department. On December 8, 2025, the Department announced a "lower earnings indicator" tool through the Free Application for Federal Student Aid (FAFSA) form that identifies schools where graduates' median earnings are lower than those of typical high school graduates in the same state, or lower than those of typical high school graduates nationally if the school services

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primarily out of state students. Neither Capella University nor Strayer University is identified by the Department as a "lower earnings" institution.

College Scorecard

In September 2015, the Department of Education publicly released its "College Scorecard" website. Among other characteristics, the College Scorecard allows users to search for schools based upon programs offered, location, size, tax status, mission, and religious affiliation. In October 2017, the Department of Education announced that its Integrated Post-secondary Education Data System would publish for the first time completion data for part-time and non-first-time students, which provides additional information about institutions' performance. The Department of Education updates the data available on the College Scorecard on a periodic basis. In 2019, the Department of Education added new metrics to the College Scorecard, including information on non-degree institutions and data concerning student outcomes, including salary, at the program level. The Department of Education continues to update data, metrics, and functionality of the College Scorecard.

Privacy and Data Security

The Family Educational Rights and Privacy Act of 1974 ("FERPA") and its implementing regulations apply to all educational institutions that receive funding from the Department of Education. FERPA requires institutions to protect the privacy of personally identifiable information in education records maintained by the institution. Among other provisions, FERPA requires that institutions limit disclosure of personally identifiable information and provide students access to their educational records. The Department of Education enforces FERPA by initiating corrective actions against noncompliant institutions, which could lead to the loss of federal funding. Institutions that participate in Title IV also agree to comply with the Gramm-Leach-Bliley Act Safeguards Rule. On June 9, 2023, amendments to the Safeguards Rule took effect, which updated certain definitions and amended certain requirements.

Recently, legislatures in a number of states have sought to enact privacy bills. These bills would protect consumer information in a variety of contexts and, unlike most federal privacy legislation, would not apply only within a specific sector. The most prominent of these bills is the California Consumer Privacy Act ("CCPA"), which took effect in January 2020. The CCPA seeks to protect the personal information of California residents by giving those residents control over how the information is collected, used, and shared. These rights include the right to request details about the personal information a company has collected or shared and the ability to obtain copies of the personal information collected by the company, the ability to opt out of certain personal information sharing between companies, and the right to require that a company delete the personal information it maintains about the requesting individual. The California Attorney General oversees civil enforcement of the CCPA, which allows for civil penalties of up to $2,500 for each violation and up to $7,500 for each intentional violation. In addition, the CCPA imposes on companies an obligation to maintain reasonable security procedures and empowers individuals to bring private actions to recover damages if their personal information is subject to a security breach as a result of a company's failure to maintain reasonable security practices. The California Privacy Rights Act, expanding the CCPA's requirements, became effective on January 1, 2023.

Collection of personal information outside the United States may subject companies to global privacy and data security laws. For example, the European Union General Data Protection Regulation ("GDPR"), which came into effect May 25, 2018, contains significant requirements to provide individuals with information about data collection, use, and sharing practices. The GDPR also provides individuals with rights to control how information about them is collected, used, and shared. It also requires that companies notify European regulators within 72 hours of a data breach. These measures generally exceed the requirements of U.S. state and federal privacy and data security laws. The GDPR applies to entities that process personal information (1) in the context of the activities of an establishment of the entity in the European Union ("EU"), regardless of whether the processing takes place in the EU or not, or (2) of individuals who are in the EU, where the processing activities are related to (a) targeting of individuals in the EU in its offering of goods or services, or (b) the monitoring of the behavior of individuals in the EU as far as that behavior takes place within the EU. Noncompliance with the GDPR can result in administrative, civil, or criminal liability.

Australian and New Zealand Regulation

We operate two post-secondary educational institutions in Australia, Torrens University Australia Limited ("Torrens") and Think: Colleges Pty Ltd ("Think"). In Australia, a distinction is made between higher education and vocational education organizations.

Higher education providers consist of public and private universities, Australian branches of overseas universities and other higher education providers. Higher education qualifications consist of undergraduate awards (bachelor's degrees, associate degrees and diplomas) and postgraduate awards (graduate certificates and diplomas, master's degrees and doctoral degrees). The regulation of higher education providers is undertaken at a national level by the Tertiary Education Quality and Standards Agency ("TEQSA"). All organizations that offer higher education qualifications in or from Australia must be registered by TEQSA. Higher education providers that have not been granted self-accrediting status must also have their courses of study accredited by TEQSA. Registration as a higher education provider is for a fixed period of up to seven years. TEQSA regularly reviews the conduct and operation of accredited higher education providers.

The vocational education and training ("VET") sector consists of technical and further education institutes, agricultural colleges, adult and community education providers, community organizations, industry skill centers and private providers. VET qualifications include certificates, diplomas and advanced diplomas. The regulation of VET providers is undertaken at a national level by the Australian Skills Quality Authority ("ASQA"). Organizations providing VET courses in Australia must be registered by ASQA as a Registered Training Organisation ("RTO"). Courses offered by RTOs need to be accredited by ASQA. Registration as an RTO is for a fixed period of up to seven years. ASQA regularly reviews the conduct and operations of RTOs.

Torrens is one of 44 universities in Australia. It is a private, for-profit entity and is registered with TEQSA. As a self-accrediting university, it is not required to have its individual courses of study accredited by TEQSA. Torrens is also registered with ASQA as an RTO and is thus entitled to offer vocational and training courses. On September 3, 2025, Torrens completed its re-registration process with TEQSA and received a registration renewal from TEQSA for the maximum period of seven years, with two conditions.

Think is one of approximately 5,000 RTOs in Australia and in that capacity is regulated by ASQA. It is also registered as a higher education provider with TEQSA. Its higher education courses require, and have received, accreditation by TEQSA.

Australia also maintains a Commonwealth Register of Institutions and Courses for Overseas Students ("CRICOS") for Australian education providers that recruit, enroll and teach overseas students. Registration on CRICOS allows providers to offer courses to overseas students studying on Australian student visas. Both Torrens and Think are so registered.

The Commonwealth government has established income-contingent loan schemes that assist eligible fee-paying students to pay all or part of their tuition fees (separate but similar schemes exist for higher education and vocational courses). Under the schemes, the relevant fees are paid directly to the institutions by the Commonwealth government on behalf of the student. A corresponding obligation then exists from the participating student to the Commonwealth government, which is addressed by adding a levy to that student's income tax until the loan amount has been repaid. Neither Torrens nor Think have any responsibility in connection with the repayment of these loans by students and, generally, this assistance is not available to international students. Both Torrens and Think are registered for the purposes of these plans (a precondition to their students being eligible to receive such loans).

On December 19, 2024, the Australian Federal Government introduced Ministerial Direction 111, which seeks to limit the number of international students, and was expected to draw student allocations determined by the Government on a prioritization approach. On August 4, 2025, the Australian Federal Government announced that the National Planning Level for international students for 2026 would be increased over 2025, contingent upon institutions fulfilling certain conditions, and that Ministerial Direction 111 would be replaced with an updated ministerial direction to reflect 2026 arrangements. On October 9, 2025, the *Education Legislation Amendment (Integrity and Other Measures) Bill 2025* was introduced into the House of Representatives of the Australian Parliament and passed both houses of Parliament on November 28, 2025. The legislation, which does not include numerical limits on international students,

contains several measures to reform key legislative frameworks for education providers and aims to strengthen the integrity and regulation of the international education sector within Australia as well as transnational education and offshore delivery.

Strayer University operates a PTE in New Zealand, Media Design School at Strayer. MDS is a globally renowned and specialist provider of design and creative technology education with qualifications ranging from diplomas to postgraduate degrees. MDS also has access to New Zealand Government student finance where study loans are offered to students who are New Zealand citizens or ordinarily resident in New Zealand, subject to certain conditions.

Privacy and Data Security

Privacy laws and regulations in other countries where the Company has significant international presence, including Australia's Federal Privacy Act and Australian Privacy Principles and New Zealand's Privacy Act, may also impact the manner in which the Company's foreign subsidiaries are able to transfer and process personal information.

Additional Information

We maintain a website at *www.strategiceducation.com*. The information on our website is not incorporated by reference in this Annual Report on Form 10-K and our web address is included as an inactive textual reference only. We make available free of charge on our website our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

The SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC; the website address is *www.sec.gov*.

Item 1A.   Risk Factors

Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors and all other information contained in this Annual Report on Form 10-K or in the documents incorporated by reference herein before making an investment decision. The occurrence of any of the following risks could materially harm our business, adversely affect the market price of our common stock and could cause you to suffer a partial or complete loss of your investment. Additional risks not presently known to us or that we currently deem immaterial may also materially harm our business and operations. See "Cautionary Notice Regarding Forward-Looking Statements."

Risks Related to Extensive Regulation of Our U.S. Business

If Capella University and Strayer University fail to comply with the extensive legal and regulatory requirements for higher education institutions, they could face significant monetary or other liabilities and penalties, including loss of access to federal student loans and grants for their students.

As providers of higher education, Capella University and Strayer University are subject to extensive laws and regulation on both the federal and state levels and by accrediting agencies. In particular, the Higher Education Act and related regulations subject Capella University, Strayer University, and all other higher education institutions that participate in the various Title IV programs to significant regulatory scrutiny.

The Higher Education Act mandates specific regulatory responsibilities for each of the following components of the higher education regulatory triad: (1) the federal government through the Department of Education; (2) the accrediting agencies recognized by the Secretary of Education; and (3) state education regulatory bodies (and foreign equivalents).

In addition, other federal agencies such as the CFPB, Federal Trade Commission ("FTC"), and Federal Communications Commission and various state agencies and state attorneys general enforce consumer protection, calling and texting, marketing, privacy and data security, and other laws applicable to post-secondary educational institutions. Findings of noncompliance could result in monetary damages, fines, penalties, injunctions, or restrictions or obligations that could have a material adverse effect on our business. Some of these laws also include private rights of action. The Department of Education has indicated that it may coordinate with other state and federal partners, including the U.S. Department of Justice, CFPB, FTC, state attorneys general, and others, to ensure compliance by institutions that participate in Title IV programs.

On October 7, 2021, the FTC issued an informational notice to Capella University, Strayer University, and dozens of other for-profit schools (based on enrollment and revenues) that included a list of acts and practices that the FTC has determined are unfair or deceptive, including but not limited to acts relating to misrepresentation of employment opportunities and other benefits, together with citation to various prior determinations from cases previously litigated by the FTC. The notices were intended to establish actual knowledge and create a pathway for penalties in the event of post-notice acts or practices under the Penalty Offense Authority under Section 5(m) of the FTC Act (the "Act"). The notices did not reflect any assessment by the FTC as to whether Capella University or Strayer University has engaged in deceptive or unfair conduct.

On April 4, 2022, the Company received correspondence from the CFPB, in which the CFPB took the position that it has supervisory authority over the Company as a covered person that offers or provides private education loans pursuant to 12 U.S.C. 5514(a)(1)(D) and further indicated the CFPB is considering whether to cite violations based on preliminary findings that the Company may have violated the Dodd-Frank Wall Street Reform and Consumer Protection Act, 12 U.S.C. 5301 et seq., due to alleged student loan servicing and collections practices or policies. Specifically, the CFPB referred to Capella University and Strayer University's historical practice of withholding official transcripts from students who were delinquent in paying amounts due, a practice which both universities discontinued prior to receipt of the correspondence. While the Company disagrees with CFPB's position as to its supervisory authority and disputes any alleged legal or regulatory violations, the Company cooperated with CFPB's inquiry and responded to CFPB as requested on April 25, 2022. The CFPB subsequently sent a letter on July 8, 2022, indicating that it believed the withholding of transcripts was a violation, and requiring the Company to cease withholding transcripts for those with an outstanding balance and to take other remedial actions. The Company had already discontinued its historical practice prior to the CFPB's notice, and informed the CFPB that it completed the remedial actions in the allotted 30 days. On April 26, 2022, the CFPB informed the Company that it intended to conduct an announced education loan exam in June 2022. The examination started on June 13, 2022 and fieldwork concluded on August 5, 2022. On September 12, 2022, the CFPB informed the Company of a preliminary finding related to a product that is no longer utilized, and invited the Company's response. The Company timely responded to the CFPB's letter, disagreeing with the preliminary finding and noting that the product to which it related is no longer utilized. On November 29, 2022, the CFPB informed the Company that, within 90 days, it should remediate the finding for any impacted students, and it also identified areas for the Company to address to ensure regulatory compliance. The Company took remedial action and responded to the CFPB within the 90-day deadline. On December 15, 2023, the Company provided answers to questions from the CFPB in the first of two annual telephone conversations as part of the CFPB's periodic monitoring practice. On October 25, 2024, CFPB notified the Company that it would be conducting a review of the Company's remediation efforts and, upon completion, will determine whether it will close the 2022 exam.

The laws, regulations, standards, and policies applicable to our business frequently change, and changes in, or new interpretations of, applicable laws, regulations, standards, or policies could have a material adverse effect on our accreditation, authorization to operate in various jurisdictions, permissible activities, ability to communicate with prospective students, receipt of funds under Title IV programs, or costs of doing business. The Department of Education periodically engages in negotiated rulemaking sessions to revise regulations that govern the federal Title IV student financial aid programs. Certain proposals or new rules related to these issues could raise the cost of compliance for Capella University or Strayer University or require changes in the educational programs offered by Capella University and Strayer University. We cannot predict whether the Department will promulgate any regulations that would negatively affect Capella University or Strayer University.

Title IV requirements are enforced by the Department and, in some instances, by private plaintiffs or other third parties. If Capella University and Strayer University are found not to be in compliance with these laws, regulations, standards, or policies, they could lose access to Title IV program funds and face related monetary liability, which would have a material adverse effect on the Company.

Congressional examination of for-profit post-secondary education could lead to legislation or other governmental action that may negatively affect the industry.

Since 2010, Congress has increased its focus on for-profit higher education institutions, including regarding participation in Title IV programs and oversight by the DOD of tuition assistance and by the VA of veterans education benefits for military service members and veterans, respectively, attending for-profit colleges. The Senate Committee on Health, Education, Labor and Pensions and other congressional committees have held hearings into, among other things, the proprietary education sector and its participation in Title IV programs, the standards and procedures of accrediting agencies, credit hours and program length, the portion of federal student financial aid going to proprietary institutions, and the receipt of military tuition assistance and veterans education benefits by students enrolled at proprietary institutions. Capella University and Strayer University have cooperated with these inquiries. A number of legislators have variously requested the Government Accountability Office to review and make recommendations regarding, among other things, recruitment practices, educational quality, student outcomes, the sufficiency of integrity safeguards against waste, fraud, and abuse in Title IV programs, and the percentage of proprietary institutions' revenue coming from Title IV and other federal funding sources.

This activity may result in legislation, further rulemaking affecting participation in Title IV programs, and other governmental actions. In addition, concerns generated by congressional activity may adversely affect enrollment in, and revenues of, for-profit educational institutions. Limitations on the amount of federal student financial aid for which our students are eligible under Title IV could materially and adversely affect our business.

Capella University and Strayer University are dependent on the renewal and maintenance of Title IV programs.

The Higher Education Act is subject to periodic reauthorization. Congress completed the most recent reauthorization through multiple pieces of legislation and may reauthorize the HEA in a piecemeal manner in the future. Additionally, Congress determines the funding level for each Title IV program on an annual basis. Any action or inaction by Congress that significantly reduces funding for Title IV programs or the ability of Capella University, Strayer University, or their students to participate in these programs, or otherwise significantly changes the terms and conditions of participation in Title IV programs, could materially harm our business. A reduction in government funding levels could lead to lower enrollments at our schools and require us to arrange for alternative sources of financial aid for our students. Lower student enrollments or our inability to arrange such alternative sources of funding could adversely affect our business.

In addition, Capella University's and Strayer University's ability to conduct their business, including obtaining necessary approvals from the Department of Education, may be affected by staffing levels or review procedures at the Department and the volume of applications and other requests to the Department. If the Department lacks adequate personnel or adopts time-consuming procedures or the Department's workload exceeds its capacity, action by the Department on requests by Capella University and Strayer University could be significantly delayed, and such delays could have a material adverse effect on the universities and our business.

Capella University and Strayer University are subject to compliance reviews, which, if they result in a material finding of noncompliance, could affect their ability to participate in Title IV programs.

Because Capella University and Strayer University operate in a highly regulated industry, they are subject to compliance reviews and claims of noncompliance and related lawsuits by government agencies, accrediting agencies, and third parties, including claims brought by third parties on behalf of the federal government. For example, the Department of Education regularly conducts program reviews of institutions that participate in Title IV programs. The Office of Inspector General of the Department also regularly conducts audits and investigations of Title IV institutions. The Department could limit, suspend, or terminate our participation in Title IV programs or impose other penalties such as requiring our universities to make refunds, pay liabilities, or pay an administrative fine upon a material finding of noncompliance.

If either Capella University or Strayer University fails to maintain its institutional accreditation or if its institutional accrediting body loses recognition by the Department of Education, the University would lose its ability to participate in Title IV programs.

The loss of Capella University's institutional accreditation by the Higher Learning Commission or the Higher Learning Commission's loss of recognition by the Department of Education would render Capella University ineligible to participate in Title IV programs and would have a material adverse effect on our business. Similarly, the loss of Strayer University's accreditation by Middle States or Middle States' loss of recognition by the Department would render Strayer University ineligible to participate in Title IV programs and would have a material adverse effect on our business. In addition, an adverse action by the Higher Learning Commission or Middle States other than loss of accreditation, such as issuance of a warning, could have a material adverse effect on our business.

Increased scrutiny of accreditors in connection with the Department's recognition process, including with respect to the Department's January 2026 announcement of its intention to establish a negotiated rulemaking committee on accreditation topics, may result in increased scrutiny of institutions by accreditors or have other adverse consequences.

If either Capella University or Strayer University fails to maintain any of its state or foreign authorizations, the University would lose its ability to operate in the relevant jurisdiction and to participate in Title IV programs there.

Capella University is registered as a private institution with the Minnesota Office of Higher Education, as required for most post-secondary private institutions granting associate-level or higher degrees in Minnesota and as required to participate in Title IV programs. Loss of state authorization would limit Capella University's ability to operate in that state, render it ineligible for Title IV programs, and could have a material adverse effect on our business.

Each Strayer University campus is authorized to operate and grant degrees, diplomas, or certificates by the applicable education agency or agencies of the state where the campus is located. This authorization is required for students at the campus to participate in Title IV programs. Loss of state authorization would limit Strayer University's operations in that state, render it ineligible for Title IV programs at least at those state campus locations, and could have a material adverse effect on our business.

On December 19, 2016, the Department of Education issued final regulations, effective May 26, 2019, requiring institutions offering distance education programs to be authorized by each state in which the institution enrolls students (other than the state(s) in which the institution is physically located), if such authorization is required by the state, in order to award Title IV aid to such students. Authorization can be obtained directly from the state or (except in California) through a state authorization reciprocity agreement. Failure to maintain required authorization for distance education in a state in which the institution is not physically located could result in loss of the ability to offer distance education there and award Title IV aid to online students in that state. The 2016 rule, and rules issued on November 1, 2019 and effective July 1, 2020, require disclosures of state licensure prerequisites for professional programs and whether programs meet them in each state where students are located, with direct disclosures to students/prospective students if a program does not meet requirements (or general public disclosure if no determination has been made), and notification to students within 14 days of determining that a program does not meet a state's requirements. Noncompliance could lead the Department to limit, suspend, or terminate Title IV participation or impose penalties such as refunds, liabilities, or fines.

Pursuant to Department regulations effective July 1, 2024, in each state where an institution is located, students are located, or students attest that they intend to seek employment, the institution must determine that each Title IV-eligible program: (i) is programmatically accredited if required by the state or a federal agency (including for employment in the prepared occupation); (ii) satisfies applicable educational requirements for professional licensure/certification so graduates qualify to take required exams for relevant practice or employment in that state; and (iii) complies with all state laws related to closure, including record retention, teach-out plans/agreements, and tuition recovery funds/surety bonds. Institutions may not enroll Title IV students in a state where the program fails these requirements unless the student attests at initial enrollment to seeking employment in another state that satisfies them.

Capella University and Strayer University participate in SARA, enabling enrollment of distance education students in SARA member states. The Universities apply separately to non-SARA states (e.g., California) for required authorization. Failure to comply with SARA requirements or state licensing for distance education in non-SARA states could result in loss of SARA participation or state authorization for distance education there.

The National Council for State Authorization Reciprocity Agreements ("NC-SARA") considers potential policy changes each year. Past proposals, including more stringent standards for participation of for-profit institutions or exclusion of for-profit institutions from participation, were not adopted, but illustrate the risk that future changes could materially adversely affect Capella University, Strayer University, and the Company. For example, exclusion from SARA would require seeking authorization in each state, increasing costs and risking denials in some jurisdictions. NC-SARA began its 2025 policy modification process in January 2025 with a call for proposals. In September 2025, NC-SARA announced approval of nine policy changes by all four regional compacts, later adopted by the NC-SARA board. The next modification process is expected to begin in January 2026. Adoption of proposals affecting institutional participation could have a material adverse effect on Capella University, Strayer University, and the Company.

If either Capella University or Strayer University fails to obtain recertification by the Department of Education when required, that University would lose its ability to participate in Title IV programs.

An institution generally must seek recertification from the Department of Education at least every six years and possibly more frequently depending on various factors, such as whether it is provisionally certified. The Department may also review an institution's continued eligibility and certification to participate in Title IV programs, or scope of eligibility and certification, in the event the institution undergoes a change in ownership resulting in a change of control or expands its activities in certain ways, such as the addition of certain types of new programs, or, in certain cases, changes to the academic credentials that it offers. In certain circumstances, the Department must provisionally certify an institution. The Department may withdraw either university's certification if the Department determines that the university is not fulfilling material requirements for continued participation in Title IV programs. Both Capella University and Strayer University currently participate in Title IV programs under full certification and are undergoing the recertification process. If the Department does not renew or withdraws either university's certification to participate in Title IV programs, its students would no longer be able to receive Title IV program funds. Such a loss would have a material adverse effect on our business.

A failure to demonstrate financial responsibility or administrative capability may result in the loss of eligibility to participate in Title IV programs.

To be eligible to participate in Title IV programs, Capella University and Strayer University must comply with specific standards and procedures set forth in the Higher Education Act and the regulations issued thereunder by the Department of Education, including, among other things, certain standards of financial responsibility and administrative capability. If one of the universities fails to demonstrate financial responsibility or maintain administrative capability under the Department's regulations, the university could lose its eligibility to participate in Title IV programs or have that eligibility adversely conditioned. Such developments could have a material adverse effect on our business.

Student loan defaults in the U.S. could result in the loss of eligibility to participate in Title IV programs.

In general, under the Higher Education Act, an educational institution may lose its eligibility to participate in some or all Title IV programs if, for three consecutive federal fiscal years, 30% or more of its students who were required to begin repaying their student loans in the relevant federal fiscal year default on their payment by the end of the second federal fiscal year following that fiscal year. Institutions with a cohort default rate equal to or greater than 15% for any of the three most recent fiscal years for which data are available are subject to a 30-day delayed disbursement period for first-year, first-time borrowers. In addition, an institution may lose its eligibility to participate in some or all Title IV programs if its default rate for a federal fiscal year was greater than 40%.

If Capella University or Strayer University loses eligibility to participate in Title IV programs because of high student loan default rates, the loss would have a material adverse effect on our business. Because of

Covid-era loan forbearance, Capella University's, Strayer University's, and the average official cohort default rates for proprietary institutions nationally were 0.0%, 0.0%, and 0.0% for federal fiscal years 2020, 2021, and 2022, respectively. The federal government's cessation of the pause on federal student loan payments could result in an increase in the number of borrowers defaulting on their student loans, including among our graduates.

The One Big Beautiful Bill Act was signed into law on July 4, 2025 and makes changes to federal student loan repayment plans, among other things. Between September 2025 and November 2025, a negotiated rulemaking committee met and reached consensus on proposed Department regulations to implement the OBBBA's federal student loan-related changes, and the Department released proposed regulations on January 29, 2026 for public comment through March 2, 2026. OBBBA and regulatory provisions that change repayment plans could affect borrowers' ability to repay their student loans and could result in an increased number of borrowers defaulting on their student loans, including among our graduates.

Capella University or Strayer University could lose its eligibility to participate in federal student financial aid programs or be provisionally certified with respect to such participation if the percentage of its revenues derived from those programs were too high, or could be restricted from enrolling students in certain states if the percentage of the University's revenues from federal or state programs were too high.

A proprietary institution may lose its eligibility to participate in the federal Title IV student financial aid program if it derives more than 90% of its revenues, on a cash basis, from "federal education assistance" (i.e., all federal funds, including DOD military tuition assistance and VA veterans education benefits funds) for two consecutive fiscal years. A proprietary institution of higher education that violates the 90/10 Rule for any fiscal year will be placed on provisional status for up to two fiscal years. For fiscal year 2024, Capella University derived approximately 67.88% of its cash-basis revenues from federal education assistance. For fiscal year 2024, Strayer University derived approximately 89.64% of its cash-basis revenues from federal education assistance. From time to time, legislation has been introduced in both chambers of Congress that seeks to modify or eliminate the 90/10 Rule. We cannot predict whether Congress will pass any of these legislative proposals. Violation of the 90/10 Rule may result in the loss of eligibility to participate in Title IV programs, which would have a material adverse effect on our business. Certain states have also proposed legislation that would prohibit enrollment of their residents based on a state and federal funding threshold that is more restrictive than the federal 90/10 Rule. If such legislation were to be enacted, and Capella University or Strayer University were unable to meet the threshold, loss of eligibility to enroll students in certain states would have a material adverse effect on our business.

The failure by Capella University or Strayer University to comply with the Department of Education's incentive compensation rules could result in sanctions and other liability.

If Capella University or Strayer University pays a bonus, commission, or other incentive payment in violation of applicable Department of Education rules or if the Department or other third parties interpret a university's compensation practices as noncompliant, the university could be subject to sanctions or other liability. Such penalties could have a material adverse effect on our business.

The failure by Capella University or Strayer University to comply with the Department of Education's misrepresentation rules could result in sanctions and other liability.

The Higher Education Act prohibits an institution that participates in Title IV programs from engaging in "substantial misrepresentation" of the nature of its educational program, its financial charges, or the employability of its graduates. The Department of Education has issued various regulations over the years that defined misrepresentation, including as it relates to BDTR claims.

In the event of substantial misrepresentation, the Department of Education may revoke or terminate an institution's program participation agreement, limit the institution's participation in Title IV programs, deny applications from the institution, such as to add new programs or locations, initiate proceedings to fine the institution or limit, suspend, or terminate its eligibility to participate in Title IV programs; relieve the borrower of the obligation to repay federal education loans in whole or in part under the BDTR Rule and require the institution to reimburse the Department for those amounts. If the Department or other third parties interpret statements made by one of the universities or on the university's behalf to be in violation of the new regulations, the university could be subject to sanctions and other liability, which could have a material adverse effect on our business. As described in Note 21, Litigation, and in the consolidated financial statements appearing in Part II, Item 8 of this report, the Department of Education has begun to adjudicate BDTR claims and in some cases may seek recoupment of discharged claims from institutions. On January 25, 2024, Capella University received notice from the Department of BDTR applications, and on February 1, 2024, Strayer University received notice from the Department of BDTR applications.

Our failure to comply with the Department of Education's gainful employment regulations effective July 1, 2024, as well as Congressionally legislated accountability metrics effective July 2026, could result in heightened disclosure requirements and loss of Title IV eligibility.

To be eligible for Title IV funding, academic programs at proprietary institutions generally must prepare students for gainful employment in a recognized occupation.

On September 27, 2023, the Department of Education issued final gainful employment regulations, effective July 1, 2024 (the "2023 Gainful Employment Rule"). The rule requires programs to pass two independent metrics to maintain Title IV eligibility: (1) a debt-to-earnings ratio, where annual debt payments must not exceed 8% of median annual earnings or 20% of median discretionary earnings of graduates who received federal aid; and (2) an earnings premium test, where median earnings of such graduates must exceed a threshold based on typical high school graduates in the state (or nationally in some cases) within a specified age range.

On October 2, 2025, the U.S. District Court for the Northern District of Texas upheld the 2023 Gainful Employment Rule, rejecting challenges from plaintiff cosmetology schools and associations. Accordingly, the 2023 Gainful Employment Rule remains in effect; programs failing the metrics for two of three consecutive years risk losing federal student aid. Plaintiffs filed a notice to appeal in November 2025.

Starting July 1, 2026, programs failing either metric in a single year must issue warnings to current and prospective students, detailing the failure and potential loss of Title IV eligibility. Programs failing the same metric in two of three consecutive years will lose Title IV funding. The Department had indicated that it would release metrics starting in the 2025 award year; if so, the earliest a program could lose eligibility is 2026.

The OBBBA establishes a separate accountability framework, effective July 2026, for Federal Direct Loan eligibility at the program level. Undergraduate programs become ineligible if, in two of three consecutive years, median earnings of completers (from a cohort four years prior, working, not enrolled, and who received Direct Loans) fall below those of state (or national) working adults aged 25-34 with only a high school diploma. Graduate/professional programs become ineligible if completers' median earnings fall below those of working adults aged 25-34 with only a bachelor's degree, using Census data and the lesser of state or national comparators in the field or overall (with national fallback if fewer than 50% of students are in-state). Small cohorts (less than 30) may be aggregated. One-year failures trigger risk notifications; an appeals process is required, with eligibility continuing during appeals. Ineligible programs may reapply after two years per Secretary-established rules.

In January 2026, the Department convened a negotiated rulemaking committee to consider, among other things, institutional and programmatic accountability (including with respect to low earnings outcomes, gainful employment, and financial value transparency); the committee reached consensus on the accountability package. The Department intends to publish final rules effective July 2026 (for OBBBA-related provisions) and July 2027 (for gainful employment-related provisions).

The requirements associated with the gainful employment regulations and OBBBA's accountability framework (which is distinct from and in addition to the gainful employment regulations) may substantially increase our administrative burdens and could affect our program offerings, student enrollment, persistence and retention. It is difficult to predict whether our programs will satisfy the gainful employment metrics or OBBBA accountability metrics. Further, the continuing eligibility of our academic programs will be affected by factors beyond management's control such as changes in our graduates' employment and income levels, changes in student borrowing levels, increases in interest rates, and various other factors. Even if we were able to correct any deficiency in the gainful employment or OBBBA accountability metrics in a timely manner, the disclosure requirements associated with a program's failure to meet at least one metric may adversely affect student enrollments in that program and may adversely affect the reputation of our institution.

The failure by Capella University or Strayer University to comply with the Department of Education's credit hour or direct assessment rules could result in sanctions and other liability.

Title IV regulations define the term "credit hour" and require accrediting agencies and state authorization agencies to review the reliability and accuracy of an institution's credit hour assignments. If an accreditor does not comply with this requirement, its recognition by the Department could be jeopardized. If an accreditor identifies systematic or significant noncompliance in one or more of an institution's programs, the accreditor must notify the Secretary of Education. In addition to the credit hour model, the Department of Education has granted approvals for a small number of institutions, including Capella University, to operate direct assessment academic programs. Instead of measuring student progress through the number of credit hours spent in the course, these direct assessment programs allow students to progress through courses by showing mastery over material through the completion of assessments, sometimes in less time than it would take to complete a course under a credit hour model. If the Department determines that an institution is out of compliance with the credit hour definition or direct assessment requirements, the Department could impose liabilities or other sanctions. Such penalties could have a material adverse effect on our business.

The failure by Capella University or Strayer University to comply with Federal civil rights laws could result in sanctions and other liability.

Capella University and Strayer University must comply with various Federal civil rights laws, including Title VI, Title IX, Section 504, and the Americans with Disabilities Act, as well as the campus safety and security reporting requirements and other requirements in the Clery Act. Failure to comply with such requirements could result in action by the Department to require corrective action, fine the University, or limit or suspend its participation in Title IV programs, which could lead to litigation and could harm the University's reputation. In addition, private litigation is available under Federal civil rights laws. Any such actions could have a material adverse effect on our business.

Capella University and Strayer University are subject to sanctions if they fail to calculate accurately and make timely payment of refunds of Title IV program funds for students who withdraw before completing their educational program.

The Higher Education Act and Department regulations require Capella University and Strayer University to calculate refunds of unearned Title IV program funds disbursed to students who withdraw from their educational program before completing it. If refunds are not properly calculated or timely paid, the university may be required to post a letter of credit with the Department of Education or be subject to sanctions or other adverse actions by the Department. Such consequences could have a material adverse effect on our business.

Investigations, legislative and regulatory developments, and general credit market conditions related to the student loan industry may result in fewer lenders and loan products and increased regulatory burdens and costs in the U.S.

The Higher Education Act regulates relationships between lenders to students and post-secondary education institutions. In 2009, the Department of Education promulgated regulations that address these relationships, and state legislators have also passed or may be considering legislation related to relationships between lenders and institutions. In addition, CFPB activity creates uncertainty about whether Congress will impose new burdens on private student lenders. These developments, as well as legislative and regulatory changes, such as those relating to gainful employment and repayment rates, create uncertainty in the industry, and general credit market conditions may cause some lenders to decide not to provide certain loan products and may impose increased administrative and regulatory costs. Such actions could reduce demand for and/or availability of private education loans, decrease Capella University's or Strayer University's non-Title IV revenue, and thereby increase Capella University's or Strayer University's 90/10 ratio, and have a material adverse effect on our business.

We rely on third parties for software and services necessary to administer our participation in Title IV programs and failure of such a third party to provide compliant software and services, or by us in our use of the software, could cause Capella University or Strayer University to lose eligibility to participate in Title IV programs.

Because each of Capella University and Strayer University is jointly and severally liable to the Department of Education for the actions of third-party Title IV processing software providers, failure of such providers to comply with applicable regulations could have a material adverse effect on the Company, including loss of Title IV eligibility. If any of the third-party servicers discontinue providing software and services to one or both of the universities, we may not be able to replace them in a timely, cost-efficient, or effective manner, or at all, and the universities could lose their ability to comply with Title IV requirements. Such developments could adversely affect our enrollment, revenues, and results of operations.

Our business could be harmed if Capella University or Strayer University experience a disruption in their ability to process student loans under the Federal Direct Loan Program.

Each of Capella University and Strayer University collected the majority of its fiscal year 2025 total consolidated net revenue from receipt of Title IV financial aid program funds, principally from federal student loans under the Federal Direct Loan Program. Any processing disruptions by the Department of Education may affect our students' ability to obtain student loans on a timely basis. If either of the universities experiences a disruption in its ability to process student loans through the Federal Direct Loan Program, either because of administrative challenges on the part of the university or the inability of the Department to process the volume of direct loans on a timely basis, our business, financial condition, results of operations, and cash flows could be adversely and materially affected.

Our business could be harmed if Congress makes changes to the availability of Title IV funds.

Each of Capella University and Strayer University collected the majority of its fiscal year 2025 total consolidated net revenue from receipt of Title IV financial aid program funds, principally from federal student loans under the Federal Direct Loan Program. Changes in the availability of these funds or a reduction in the amount of funds disbursed may have a material adverse effect on our enrollment, financial condition, results of operations, and cash flows.

OBBBA eliminates, effective July 2026, Federal Direct PLUS loans for graduate and professional students, with some limited grandfathering for current graduate and professional student borrowers. The law also sets new annual and aggregate loan limits for such borrowers, with some limited grandfathering. For graduate students, OBBBA maintains existing loan limits of $20,500 annually for unsubsidized loans in the Direct Loan Program; for professional students enrolled on or after July 1, 2026, OBBBA raises the annual limits to $50,000. For graduate students who are not and have not been professional students, the new aggregate graduate loan limit is $100,000, irrespective of any undergraduate borrowing. With respect to graduate students who are or have been professional students, the aggregate graduate loan limit is generally $200,000 minus the amounts borrowed for the professional degree program. With respect to professional students, the aggregate graduate loan limit is generally $200,000 minus certain other previously borrowed amounts, including certain subsidized loans and amounts borrowed as a graduate student, if applicable. OBBBA also created a lifetime maximum aggregate amount for Title IV loans that a student may borrow of $257,500 (other than a loan made to the student as a parent borrower on behalf of a dependent student). OBBBA provides institutions the opportunity to limit the amount of loans a student may borrow in an academic year as long as any such limit is applied consistently to all students enrolled in such program of study. Additionally, OBBBA requires that the amount of loan funds available under a student's annual loan eligibility must be reduced in direct proportion to the degree to which that student is not enrolled on a full-time basis during an academic year; the Department initially indicated in July 2025 that it planned to release a schedule of reductions for public comment later in 2025, which institutions would be required to use for students who enrolled less than full-time for academic years 2026-27 and beyond. However, in connection with negotiated rulemaking, consensus was reached in November 2025 on regulatory text that would establish loan eligibility at the time of disbursement using an agreed calculation for less than full-time students, and proposed regulations were released in January 2026.

Effective July 2026, students with a Student Aid Index that equals or exceeds twice the maximum Pell Grant amount will be ineligible for Pell Grants. A student will also be ineligible for a Federal Pell Grant during any period for which the student receives grant aid from a non-federal source (including states, institutional aid, or private sources) in an amount that equals or exceeds the student's cost of attendance. Additionally, OBBBA creates Workforce Pell Grants effective July 2026 for students enrolled in eligible workforce programs. Eligible workforce programs must meet a specific definition, including that they are accredited, short-term, career-focused programs (150 to 600 clock hours of instruction over 8 to 15 weeks), which prepare students to pursue one or more certificate or degree programs. In addition, they must be approved by the state governor, aligned with high-demand, high-skill or high-wage jobs, have at least 70% completion and job placement rates, and tuition must be less than the value-added earnings of graduates who received the Workforce Pell Grant. Workforce Pell Grants may not be combined with a regular Pell grant.

Changes in the availability of Title IV funds could affect students' ability to fund their education and thus may have a material adverse effect on our enrollment, financial condition, results of operations, and cash flows.

As enforcement of laws related to the accessibility of technology continues to evolve in the U.S., information technology development costs and compliance risks could increase.

Capella University's and Strayer University's online education programs are made available to students through personal computers and other technological devices. For each of these programs, the curriculum makes use of a combination of graphics, pictures, videos, animations, sounds, and interactive content. Federal agencies, including the Department of Education and the Department of Justice, have considered or are considering how electronic and information technology should be made accessible to persons with disabilities. For example, Section 504 of the Rehabilitation Act of 1973 ("Section 504"), prohibits discrimination against a person with a disability by any organization that receives federal financial assistance. The Americans with Disabilities Act ("ADA") prohibits discrimination based on disability in several areas, including public accommodations. In 2010, the Department's Office for Civil Rights, which enforces Section 504, together with the Department of Justice, which enforces the ADA, asserted that requiring the use of technology in a classroom environment when such technology is inaccessible to individuals with disabilities violates Section 504 and the ADA, unless those individuals are provided accommodations or modifications that permit them to receive all the educational benefits provided by the technology in an equally effective and integrated manner. In recent years, the Department's OCR and third parties have brought enforcement actions against institutions related to website accessibility of online course material. If Capella University or Strayer University is found to have violated Section 504 or the ADA, it may be required to modify existing content and functionality of its online classroom or other uses of technology, including through adoption of specific technical standards. As a result of such enforcement action, or as a result of new laws and regulations that require greater accessibility, Capella University or Strayer University may have to modify its online classrooms and other uses of technology to satisfy applicable requirements at potentially substantial cost. As with all nondiscrimination laws that apply to recipients of federal financial assistance, an institution may lose access to certain federal financial assistance if it does not comply with Section 504 requirements. In addition, private parties may file or threaten to file lawsuits alleging failure to comply with laws that prohibit discrimination on the basis of disability, such as Section 504 and the ADA, and defending against and resolving such actions may require Capella University or Strayer University to incur costs of litigation and costs to modify its online classrooms and other uses of technology.

Risks Related to Our Business

Our enrollment rate is uncertain, and we may not be able to estimate our future enrollments effectively.

Our ability to grow enrollment depends on a number of factors, including U.S. and global macroeconomic factors like unemployment and the resulting lower confidence in job prospects, and the legislative uncertainty and regulatory risks in the U.S. and Australia discussed above. It is likely that such uncertainties will continue, making it difficult to assess our long-term growth prospects. Since 2013, we have selectively closed physical locations of Strayer University to align our resources in keeping with the increasing preference of our current students for online course delivery. Although we plan to continue investing selectively in new campus facilities, and to pursue other growth opportunities in the future, there can be no assurance as to what our growth rate will be or as to the steps we may need to take to adapt to the changing regulatory, legislative, and economic conditions.

In 2024, legislation was introduced into the House of Representatives and the Senate of the Australian Parliament containing several measures that would authorize the Minister for Education to regulate the provision of education to overseas students, including, among other things, by limiting the enrollments of overseas students. These limits would apply to Torrens and to Think. The Bill has not passed the Senate; however, on December 19, 2024, the Australian Federal Government introduced Ministerial Direction 111, which like the Bill, seeks to limit the number of international students, and is expected to draw student allocations determined by the Government on a prioritization approach. We are unable to predict the final specific limits or their effect at this time. Limitations on the number of enrollments of oversees students could materially and adversely affect our business.

Adding new locations, programs, and services is dependent on our forecast of the demand for those locations, programs, and services and on regulatory approvals.

Adding new locations, programs, and services require us to expend significant resources, including making human capital and financial capital investments, incurring marketing expenses, and reallocating other resources. To open a new location, we are required to obtain appropriate federal, state, and accrediting agency approvals, which may be conditioned, delayed, or halted in a manner that could significantly affect our growth plans. We cannot assure investors that we will open new locations or add new programs or services in the future, or that any new locations, programs or services will be successful.

Our future success depends in part upon our ability to recruit and retain key personnel.

Our success to date has been, and our continuing success will be, substantially dependent upon our ability to attract and retain highly qualified executive officers, faculty, administrators, and other key personnel. If we cease to employ any of these integral personnel or fail to manage a smooth transition to new personnel, our business could suffer.

Our success depends in part on our ability to update and expand the content of existing academic programs and develop new programs in a cost-effective and timely manner.

Our success depends in part on our ability to update and expand the content of our academic programs, develop new programs in a cost-effective manner, and meet students' needs in a timely manner. Prospective employers of our graduates increasingly demand that their employees possess appropriate technological and other skills. The update and expansion of our existing programs and the development of new programs may not be received favorably by students, prospective employers, or the online education market. If we cannot respond to changes in industry requirements, our business may be adversely affected. Even if we are able to develop acceptable new programs, we may not be able to introduce these new programs at all, or as quickly as students require, due to regulatory constraints or as quickly as our competitors introduce competing new programs.

Our financial performance depends in part on our ability to continue to increase awareness of the academic programs we offer among working adult students. Awareness of the academic programs we offer among working adult students in the U.S. is critical to the continued acceptance and growth of our programs. Our inability to increase awareness of the programs we offer through effective marketing and advertising could limit our enrollments and negatively affect our business. The following are some of the factors that could prevent us from successfully marketing our programs: the emergence of more successful competitors; customer dissatisfaction with our services and programs; performance problems with our online systems; and our failure to maintain or expand our brand or other factors related to our marketing.

Congressional and other governmental activities in the U.S. could damage the reputation of Capella University or Strayer University and limit our ability to attract and retain students.

In recent years, Congress increased its focus on proprietary educational institutions, including administration of Title IV programs, military tuition assistance, veterans education benefits, and other federal programs. During a prior Administration, the Department of Education indicated to Congress that it intended to increase its regulation of and attention to proprietary educational institutions, and the Government Accountability Office released several reports of investigations into proprietary educational institutions. Several state Attorneys General have also undertaken extensive investigations of proprietary educational institutions. These and other governmental activities, including potential new regulations on program integrity and gainful employment, even if resulting in no adverse findings or actions against Capella University or Strayer University, singly or cumulatively could affect public perception of proprietary higher education, damage the reputation of Capella University or Strayer University, and limit our ability to attract and retain students.

We face strong competition in the post-secondary education market, including in the online education market, which is subject to rapid technological changes.

Post-secondary education is highly competitive and online education is subject to rapid technological change. We compete with traditional public and private two-year and four-year colleges, many of which have some form of online education programs, other for-profit schools, vocational education organizations, and other alternatives to higher education, such as employment and military service. Public colleges may offer programs similar to those of our universities without tuition or at a lower tuition level as a result of government subsidies (including various "free college" programs), government and foundation grants, tax-deductible contributions, and other financial sources not available to proprietary institutions. We expect the online education and training market to be subject to rapid changes in technologies. Our universities' success will depend on their ability to adapt to these changing technologies. Some of our competitors in both the public and private sectors have substantially greater financial and other resources than we do. While we believe that our universities provide valuable education to their students, we may not always accurately predict the drivers of a student or potential students' decisions to choose among the range of educational and other options available to them. This strong competition could adversely affect our business.

The Company relies on exclusive proprietary rights and intellectual property, and competitors may attempt to duplicate our programs and methods.

Third parties may attempt to develop competing programs or duplicate or copy aspects of our curriculum, online library, quality management, and other proprietary content. Any such attempt, if successful, could adversely affect our business. We develop intellectual property of many kinds that is or will be the subject of copyright, trademark, service mark, patent, trade secret, or other protections, including courseware materials for classes taught online and on-ground, and business know-how and internal processes and procedures developed to respond to the requirements of education regulatory agencies.

Seasonal and other fluctuations in our operating results could adversely affect the trading price of our common stock.

Our business is subject to seasonal fluctuations, which cause our operating results to fluctuate from quarter to quarter. We experience, and expect to continue to experience, seasonal fluctuations in our revenue. Historically, our quarterly revenues and income from U.S. operations have been lowest in the third quarter (July through September) because fewer students are enrolled during the summer months. ANZ's quarterly revenues and income from operations have been lowest in the first quarter (January through March) because fewer students are enrolled during the summer season in Australia and New Zealand. We also incur significant expenses in the third quarter in preparing for our peak enrollment in the U.S. in the fourth quarter (October through December), including investing in online and campus infrastructure necessary to support increased usage. These investments result in fluctuations in our operating results which could result in volatility or have an adverse effect on the market price of our common stock.

Regulatory requirements in the U.S. may make it more difficult to acquire us.

A change in ownership resulting in a change of control of Capella University or Strayer University (or of the Company) would trigger a requirement for recertification of the university (or the universities) by the Department of Education for purposes of participation in federal student financial aid programs, a review of the university's accreditation by its institutional accrediting agency, and reauthorization of the university (or the universities) by certain state licensing and other regulatory agencies. If such regulatory approval were significantly delayed, limited, or denied, there could be a material adverse effect on our ability to offer certain educational programs, award certain degrees, diplomas, or certificates, operate one or more of our locations, admit certain students or participate in Title IV programs, which in turn, could have a material adverse effect on our business. These factors may diminish the Company's appeal as an acquisition target.

Capacity constraints or system disruptions to our university's computer networks could damage the reputation of the institutions and limit our ability to attract and retain students.

The performance and reliability of our universities' computer networks, especially the online educational platform, is critical to our reputation and ability to attract and retain students. Any system error or failure, or a sudden and significant increase in traffic, could result in the unavailability of our university's computer networks. We cannot assure you that our universities, including their online educational platforms, will be able to expand their program infrastructure on a timely basis sufficient to meet demand for their programs. Our universities' computer systems and operations, including those provided by third parties, could be vulnerable to interruption or malfunction due to events beyond their control, including natural disasters, telecommunications failures, and cybersecurity incidents. Any interruption to our universities' computer systems or operations could have a material adverse effect on our ability to attract and retain students.

The Company's computer networks, and those of third parties we use in our operations, may be vulnerable to cybersecurity risks that could disrupt operations and require the expenditure of significant resources.

The Company's computer networks, and those of third parties we use in our operations, may be vulnerable to unauthorized access, computer hackers, computer viruses, and other cybersecurity problems, such as ransomware attacks, denial of service attacks, physical or electronic break-ins and similar disruptions. These systems may be subject to directed attacks intended to lead to interruptions in our service and operations as well as loss, misuse or theft of personal information (of third parties, employees, and our students) and other data, confidential information or intellectual property. An actor who circumvents security measures could misappropriate proprietary information or cause interruptions or malfunctions in operations. Our safeguards to prevent and detect these risks require ongoing monitoring and updating as technologies change and efforts to overcome security measures become more sophisticated (such as the use of artificial intelligence enabled attacks, including deepfakes); these safeguards may limit the functionality of or otherwise negatively impact our service offering and systems. These systems also may be vulnerable to disruptions from other factors, including pandemic, violent incident, natural disaster, power loss, telecommunications and Internet failures, civil unrest, and other events beyond our reasonable control. As a result, we may be required to expend significant resources to protect against the threat of these cybersecurity breaches or disruptions to alleviate problems caused by these breaches or disruptions.

The personal information that the Company collects may be vulnerable to breach, theft, or loss that could adversely affect our reputation and operations and is subject to privacy and data security laws which may impact operational efficiency.

Possession and use of personal information in our operations subject us to risks and costs that could harm our business. Our universities collect, use, and retain large amounts of personal information regarding their students and their families, including social security numbers, tax return information, personal and family financial data, educational information, and payment card numbers. We also collect and maintain personal information of our employees in the ordinary course of our business. Some of this personal information is held and managed by certain vendors. Although we use security and business controls to limit access to and use of personal information, a third party may be able to circumvent those security and business controls, potentially resulting in a breach of student or employee data. In addition, errors in the storage, use, or transmission of personal information could result in a breach or loss of student or employee data. Possession and use of personal information in our operations also subjects us to various regulatory burdens that could, among other things, require notification of data breaches and restrict our use of personal information. The risk of hacking and cyber-attacks has increased, as has the sophistication of such attacks, including ransomware attacks and email phishing schemes targeting employees to give up their credentials. A breach, theft, or loss of personal information regarding our students and their families or our employees that is held by us or our vendors could have a material adverse effect on our reputation and results of operations and result in liability under U.S. state and federal privacy statutes and legal actions by government authorities and private litigants, any of which could have a material adverse effect on our business. For example, the California Consumer Privacy Act ("CCPA"), which provides consumers with rights related to their personal information, likely applies to the Company and could subject us to significant civil penalties or private lawsuits brought by consumers. Moreover, certain of our operations involve the collection of personal information from individuals outside the U.S., which may render us subject to global privacy and data security laws. For example, the GDPR, Australia's Federal Privacy Act and Australian Privacy Principles and New Zealand's Privacy Act, may impact or restrict the manner in which the Company is able to transfer and process personal information. Further, were a U.S. state or federal regulator or a foreign regulator to find the Company out of compliance with applicable privacy laws or regulations, there is the potential for administrative, civil, or criminal liability with significant monetary penalties as well as reputational harm to the Company.

Failure to maintain adequate processes to prevent and detect fraudulent activity related to student online enrollment or financial aid could adversely affect our universities' operations.

Our online environment is susceptible to an increased risk of fraudulent activity by outside parties with respect to the student online learning platform and student financial aid programs. While we have been able to detect past incidents of fraudulent activity, which have been isolated, and we have increased our internal capabilities to prevent and detect possible fraudulent activity, we cannot be certain that our systems and processes will continue to be adequate with increasingly sophisticated external fraud schemes. The Department of Education requires institutions that participate in Title IV programs to refer to the Office of the Inspector General any credible information related to fraudulent activity. If we do not maintain adequate systems to prevent and deter such fraudulent activity, the Department may find a lack of "administrative capability" and could limit our access to Title IV funding.

Our use of generative artificial intelligence tools poses risks, including risks relating to the quality and results of such tools, reputational risks, competitive risks, cybersecurity risks, and regulatory risks.

As a leader in innovative education technology, we leverage a wide range of cutting-edge technologies, including artificial intelligence ("AI") and generative artificial intelligence ("GAI Tools") to enhance our employees' and students' experiences, as well as to increase productivity and efficiency. GAI Tools are becoming more prevalent across many industries, including higher education. Despite our policies and practices carefully designed to provide for human oversight and compliance with existing higher education regulations as well as evolving AI-related laws and regulations, our use of these emerging technologies presents several risks. First, the effectiveness of GAI Tools depends heavily on the quality of the algorithms, the training data they use, and the nature of prompts. There is a risk that GAI Tools might generate inaccurate, biased, or misleading content, which could result in litigation, liability, and/or reputational damage. Second, the rapid pace of technological development in GAI Tools could lead to new or increased competition or render obsolete certain technologies or tools we use or develop. If we fail to keep pace with GAI Tool-related developments, we might become less competitive. Third, there is risk that use of GAI Tools may be found to infringe on third party intellectual property rights or may contribute to violations of data privacy laws. Fourth, the rapid evolution and increased adoption of AI technologies may increase our cybersecurity risks. Fifth, the regulatory environment for GAI Tools is rapidly evolving. New or existing legislation or regulations might impose restrictions on how GAI Tools can be used, requiring us to adapt our tools, incur increased compliance costs, or face various penalties for non-compliance, including potential disgorgement of data and associated capabilities from the models. These risks could adversely impact our business, financial condition, and results of operations, as well as our reputation.

The Company operates institutions in the U.S., Australia, and New Zealand, and is subject to complex business, economic, legal, political, geopolitical, and foreign currency risks, which risks may be difficult to address adequately.

The Company operates in three different countries, each of which is subject to complex business, economic, legal, political, tax and foreign currency risks. We also either have operations in or contract with vendors who may have employees in various countries. We may have difficulty managing and administering an internationally dispersed business, which may materially adversely after our business, financial condition and results of operation. Additional challenges associated with the international conduct of the business that may materially adversely affect our operating results include:

- each of our institutions is subject to unique regulatory schemes, business challenges, and competitive pressures;

- difficulty maintaining quality standards consistent with our brands and with local accreditation standards;

- fluctuations in exchange rates, possible currency devaluations, inflation and hyperinflation;

- compliance with a variety of domestic and foreign laws and regulations;

- political elections and changes in government policies;

- potential economic, political, and geopolitical instability affecting the countries in which we and our vendors operate; and

- limitations on the repatriation and investment of funds and foreign currency exchange restrictions.

Integrating SEI and Torrens University and associated assets in ANZ may be more difficult, costly or time consuming than expected, and the combined company may not realize all of the anticipated benefits of the acquisition.

The success of the Company will depend on, among other things, our ability to integrate ANZ into SEI, in a manner that does not materially disrupt existing student relationships or adversely affect current revenues and investments in future growth. If the Company is not able to achieve these objectives, the anticipated benefits of the acquisition of ANZ may not be realized fully or at all or may take longer to realize than expected.

The goodwill and indefinite-lived intangible assets recorded in connection with the acquisitions of Capella Education Company and ANZ could become impaired in the future.

We are required to assess goodwill and indefinite-lived intangible assets for impairment at least annually. To the extent goodwill or indefinite-lived intangible assets become impaired, we may be required to incur material charges relating to such impairment. Such a potential impairment charge could have a material impact on future operating results and statements of financial position of the Company.

The impact of pandemics and other possible future public health emergencies may adversely affect our business, our future results of operations, and our overall financial performance.

Remote and hybrid working continues to pose many operational challenges and may adversely affect our ability to satisfy student needs. Remote working may also increase the chance of cybersecurity incidents, including ransomware attacks and email phishing schemes targeting employees to give up their credentials. Any future pandemic could result in unpredictable, sustained weakness in demand, or be accompanied by temporary closure of international borders, any of which could disrupt our operations and have a material effect on our business. The extent to which pandemics and public health emergencies could affect our business, operations and financial results is uncertain and will depend on numerous factors that are impossible to predict, including: the duration and scope of the pandemic; the impact on economic activity from the pandemic and actions taken in response, including those of governmental entities; the impact of the pandemic and the government response thereto on our employees, students, and business partners, including any suspensions or terminations of employer tuition reimbursement programs; our ability to operate and provide our services with employees working remotely and/or closures of our campus locations; potential exposure to claims for liability arising out of employees or students who may contract the virus; and the ability of our students to continue their education notwithstanding the pandemic.

Item 1B.   Unresolved Staff Comments

There are no SEC staff comments on our periodic SEC reports which are unresolved.

Item 1C. Cybersecurity

Cybersecurity Risk Management and Strategy

The Company's cybersecurity program is designed to protect and preserve the confidentiality, integrity, and availability of our networks and systems, as well as information that we own or is in our care, through a risk-based approach. The Company's program may leverage aspects of U.S. National Institute for Standards and Technology standards and other applicable industry frameworks. Our cybersecurity program identifies, assesses, and manages material risks from cybersecurity threats by implementing robust practices, processes, and technologies designed to protect our digital assets and data.

Our cybersecurity program includes:

- annual compliance training, which includes modules on information security, and provides quarterly phishing simulation exercises to reinforce awareness and enhance cybersecurity practices;

- intrusion detection by monitoring network and system activities to detect unusual or suspicious behavior;

- access management and access controls which aim to implement "least privilege" access;

- protection of sensitive data through "at rest" and "in transit" encryption;

- industry-standard monitoring and protection software;

- a defined vulnerability management program;

- periodic cybersecurity assessments, including with the support of independent third-party consultants;

- developing plans for recovering from security incidents and maintaining business continuity in the face of cyberattacks; and

- a cybersecurity incident response plan that provides controls and procedures to support timely and accurate reporting of cybersecurity incidents.

The Company's cybersecurity program is integrated within the Company's enterprise risk management program, which provides oversight and governance of cybersecurity risk through risk assessment, risk monitoring, and follow-through on stated objectives and investments to actively manage and remediate related risks.

The Company maintains arrangements with third party information infrastructure (IT) vendors — including "cloud computing" vendors. The Company has processes designed to manage cybersecurity risks arising from our use of such vendors, including conducting risk assessments prior to integration into the Company's networks and additional assessments prior to contract renewals or extensions. Cybersecurity measures employed by significant third-party service providers are also further analyzed prior to introduction into our environment. The Company also commissions third-party risk assessments of certain IT vendors to identify and evaluate risks associated with each third party and to minimize potential disruptions and liabilities that may arise from external partnerships. We further manage potential threats to our systems originating with or associated with IT vendors by integrating cybersecurity requirements and other provisions into various contracts as applicable. Vulnerabilities in third-party software are monitored and managed through our vulnerability management program.

To date, the risks from cybersecurity threats have not materially affected the Company. Our cybersecurity program is designed to detect and prevent cybersecurity events that would have a material adverse effect on the Company. Despite our efforts, however, the threat of sophisticated, targeted computer crime poses a risk to the security of our systems and networks and the confidentiality, availability, and integrity of our data. Notwithstanding our efforts to protect intellectual property and confidential and personal information, our facilities and systems may be vulnerable to cybersecurity events. See "Item 1A. Risk Factors — Risks Related to our Business."

We maintain insurance covering certain costs that we may incur in connection with cybersecurity incidents, which we believe is commensurate with the size and the nature of our operations. However, the

Company may incur expenses and losses related to a cyber incident that are not covered by insurance or are in excess of our insurance coverage.

Governance

The Company's Chief Information Security Officer ("CISO") is responsible for cybersecurity at the executive level. The CISO oversees a team of cybersecurity professionals responsible for assessing and managing our material risk from cybersecurity threats. The CISO works closely with the Chief Information Officer and reports to the Chief Financial Officer and Chief Administrative Officer. The CISO also leads a cross-functional Cybersecurity Incident Response Team ("CSIRT") responsible for responding to and managing cybersecurity incidents. The CSIRT consists of professionals from various departments within SEI, including Information Technology, Information Security, Legal, Finance, Enterprise Risk Management, Human Resources, and other key business areas. The CISO has extensive expertise in cybersecurity, including over two decades of experience at a federal law enforcement agency, where responsibilities included technical risk management, information security, cyber investigations, incident response, and cyber strategy. In addition to the CISO's professional background, the CISO maintains several relevant industry credentials.

The Audit Committee of the Company's Board of Directors, which is wholly comprised of independent directors, is tasked with oversight of the Company's enterprise risk assessment and risk management policies and guidelines, including cybersecurity. The Audit Committee receives quarterly cybersecurity updates from the Chief Information Officer and/or the CISO. Each update includes, among other topics, a summary of SEI cybersecurity events, vulnerability management, ransomware readiness, and global cybersecurity trends across industries. The Audit Committee also receives updates from Internal Audit, which may report on cybersecurity in the context of enterprise risk management. The Audit Committee updates the Board of Directors as appropriate.

The Company maintains a process to escalate certain cybersecurity incidents promptly so that decisions regarding the public disclosure and reporting of such incidents can be made by management in a timely manner.

Item 2.   Properties

All of our campus and administrative facilities are leased. The Company's corporate headquarters is located at 2303 Dulles Station Blvd., Herndon, VA 20171. Our primary location in Minneapolis, also the headquarters for Capella University, is located at 225 South 6th Street, Minneapolis, MN 55402. The headquarters and main campus of Strayer University is located at 1133 15th Street NW, Washington, D.C. 20005. The headquarters of ANZ is located at 1-37 Foveaux Street, Surry Hills, New South Wales, 2010 in Australia.

We evaluate current utilization of our facilities and anticipated enrollment to determine facility needs. We did not open any net new campuses during 2025; however, certain existing campuses were relocated to new leased facilities during the year.

Our leases generally range from three to fifteen years with one to two renewal options for extended terms. As of December 31, 2025, the Company leased approximately 60 campus and administrative facilities in the United States consisting of approximately 0.5 million square feet, and approximately 10 campuses in Australia and New Zealand. In 2025, we reduced our leased and owned facility footprint in the United States by approximately 200,000 square feet, primarily due to lease expirations, reductions in space at the time of renewal, and the sale of our last owned campuses.

For more information regarding our ongoing lease commitments, see Note 7, Leases, in the consolidated financial statements appearing in Part II, Item 8 of this report.

Item 3.   Legal Proceedings

We are involved in litigation and other legal proceedings arising out of the ordinary course of our business. From time to time, certain matters may arise that are other than ordinary and routine. The outcome of such matters is uncertain, and we may incur costs in the future to defend, settle, or otherwise resolve them. We currently believe that the ultimate outcome of such matters will not, individually or in the aggregate, have a material adverse effect on our consolidated financial position, results of operations or cash flows. However, depending on the amount and timing, an unfavorable resolution of some or all of these matters could materially affect future results of operations in a particular period. See Note 21, Litigation, in the consolidated financial statements appearing in Part II, Item 8 of this report for additional information regarding our legal proceedings and related matters, which information is incorporated herein by reference.

Item 4.   Mine Safety Disclosures

Not applicable.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock is traded on the Nasdaq Global Select Market under the symbol "STRA." As of January 30, 2026, there were 22,730,391 shares of common stock outstanding, and approximately 119 holders of record, which includes nominees or broker dealers holding stock on behalf of beneficial owners.

In 2024 and 2025, our Board of Directors approved the following dividend payments per common share:

	2024	2025
First Quarter	$0.60	$0.60
Second Quarter	$0.60	$0.60
Third Quarter	$0.60	$0.60
Fourth Quarter	$0.60	$0.60

Whether to declare dividends and the amount of dividends to be paid in the future will be reviewed periodically by our Board of Directors in light of our earnings, cash flow, financial condition, capital needs, investment opportunities, and regulatory considerations. There is no requirement or assurance that common dividends will be paid in the future.

Peer Group Performance Graph

The following performance graph compares the cumulative stockholder return on our common stock since December 31, 2020 with The Nasdaq Stock Market (U.S.) Index and a self-determined peer group consisting of Bright Horizons Family Solutions, Inc. (BFAM), Chegg, Inc. (CHGG), Covista Inc. (CVSA) (formerly Adtalem Global Education Inc. (ATGE)), Graham Holdings Company (GHC), Grand Canyon Education, Inc. (LOPE), John Wiley & Sons, Inc. (WLY), Stride Inc. (LRN), Laureate Education, Inc. (LAUR), Pearson PLC (PSO), Perdoceo Education Corporation (PRDO), and Udemy, Inc. (UDMY). At present, there is no comparative index for the education industry. This graph is not deemed to be "soliciting material" or to be filed with the SEC or subject to the SEC's proxy rules or to the liabilities of Section 18 of the Exchange Act, and the graph shall not be deemed to be incorporated by reference into any of our prior or subsequent filings under the Securities Act or the Exchange Act.

Comparison of 60 Month Cumulative Total Return*
Among Strategic Education, Inc.
The Nasdaq Stock Market (U.S.) Index and a Peer Group



Name	12/31/20	12/31/21	12/31/22	12/31/23	12/31/24	12/31/25
Strategic Education, Inc.	100	63	88	107	111	98
Nasdaq Stock Market (U.S.)	100	122	82	119	154	187
Peer Group	100	81	85	119	180	198

* The comparison assumes $100 was invested on December 31, 2020 in our common stock, the Nasdaq Stock Market (U.S.) Index, and the peer companies selected by us. Cumulative stockholder return assumes reinvestment of dividends and the peer group cumulative stockholder return is weighted by market capitalization at the beginning of each year.

There were no sales by us of unregistered securities during the year ended December 31, 2025.

Stock Repurchase Program

In November 2003, our Board of Directors authorized us to repurchase shares of common stock in open market purchases from time to time at the discretion of our management, depending on market conditions and other corporate considerations. Our Board of Directors amended the program on various dates, increasing the repurchase amount authorized and extending the expiration date, with the most recent extension being approved by our Board of Directors in November 2025. All of our share repurchases have been effected in compliance with Rule 10b-18 under the Exchange Act. Some repurchases have been made in accordance with a share repurchase plan adopted by us under Rule 10b5-1 under the Exchange Act. Our share repurchase program may be modified, suspended, or terminated at any time by us without notice.

During the three months ended December 31, 2025, the Company paid $44.6 million to repurchase shares of common stock under its repurchase program. At December 31, 2025, the Company's remaining authorization for common stock repurchases was $213.5 million, and is available for use through December 31, 2026. A summary of the Company's share repurchases during the three months ended December 31, 2025 is set forth below:

Period	Total number of shares purchased[1]	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs	Approximate dollar value of shares that may yet be purchased under the plans or programs ($ mil)
October 1 to October 31, 2025	75,645	$79.77	75,645	$128.1
November 1 to November 30, 2025 . .	213,796	77.89	213,796	235.4
December 1 to December 31, 2025 . .	272,944	80.19	272,944	213.5
Total	562,385	$79.26	562,385	$213.5

(1) The Company's repurchase program was announced on November 3, 2003 for repurchases up to an aggregate amount of $15 million in value of common stock through December 31, 2004. The Board of Directors amended the program on various dates increasing the amount authorized and extending the authorization date. On November 5, 2025, the Board of Directors authorized an extension of the repurchase program through December 31, 2026 and increased the amount authorized to $250.0 million.

Item 6. Reserved

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion in conjunction with our consolidated financial statements and the notes thereto, the "Cautionary Notice Regarding Forward-Looking Statements," Part I, Item 1A "Risk Factors," and the other information appearing elsewhere, or incorporated by reference, in this Annual Report on Form 10-K.

Background

Strategic Education, Inc. ("SEI," "we," "us," "our," or "the Company") is an education services company that provides access to high-quality education through campus-based and online post-secondary education offerings, as well as through programs to develop job-ready skills for high-demand markets. We operate primarily through our wholly-owned subsidiaries, Capella University and Strayer University, both accredited post-secondary institutions of higher education located in the United States, and Torrens University, an accredited post-secondary institution of higher education located in Australia. Our operations also include the Education Technology Services segment, which primarily develops and maintains relationships with employers to build education benefits programs that provide employees access to affordable and industry-relevant training, certificate, and degree programs, including through Workforce Edge, a full-service education benefits administration solution for employers, and Sophia Learning, which offers low-cost online general education-level courses.

Segments Overview

As of December 31, 2025, we had the following reportable segments:

U.S. Higher Education ("USHE") Segment

• The USHE segment provides flexible and affordable certificate and degree programs to working adults primarily through Capella University and Strayer University, including the Jack Welch Management Institute MBA, which is an offering Strayer University. USHE also operates non-degree web and mobile application development courses through Hackbright Academy and Devmountain, which are offerings of Strayer University.

- Capella University is accredited by the Higher Learning Commission and Strayer University is accredited by the Middle States Commission on Higher Education, both higher education institutional accrediting agencies recognized by the Department of Education. The USHE segment provides academic offerings both online and in physical classrooms, helping working adult students develop specific competencies they can apply in their workplace.

- In 2025, USHE average total student enrollment decreased 1.4% to 86,285 compared to 87,550 in 2024.

- Trailing 4-quarter student persistence within USHE was 88.3% in the third quarter of 2025 compared to 86.9% for the same period in 2024. Student persistence is calculated as the rate of students continuing from one quarter to the next, adjusted for graduates, on a trailing 4-quarter basis. Student persistence is reported one quarter in arrears. The table below summarizes USHE trailing 4-quarter student persistence for the past 8 quarters.

Q4 2023	Q1 2024	Q2 2024	Q3 2024	Q4 2024	Q1 2025	Q2 2025	Q3 2025
87.0%	86.9%	87.0%	86.9%	87.2%	87.4%	87.8%	88.3%

- Trailing 4-quarter government provided grants and loans per credit earned within USHE decreased 9.6% as of the end of the third quarter of 2025. Government provided grants and loans per credit earned includes all federal loans and grants for students (Title IV hereafter) in our USHE institutions, and is calculated on a trailing 4-quarter basis and reported one quarter in arrears. Title IV per credit earned has been declining as employer affiliated enrollment has grown, and as more students earn credit through Sophia Learning and other affordable alternative pathways. The table below summarizes the percentage change in USHE trailing 4-quarter Title IV per credit earned for the past 8 quarters.

Q4 2023	Q1 2024	Q2 2024	Q3 2024	Q4 2024	Q1 2025	Q2 2025	Q3 2025
(7.4)%	(5.0)%	(3.8)%	(2.5)%	(4.7)%	(6.2)%	(7.1)%	(9.6)%

Education Technology Services ("ETS") Segment

- Our ETS segment primarily develops and maintains relationships with employers to build education benefits programs that provide employees access to affordable and industry-relevant training, certificate, and degree programs. The employer relationships developed by the ETS segment are an important source of student enrollment for Capella University and Strayer University, and a significant portion of the revenue attributed to the ETS segment is driven by the volume of enrollment derived from these employer relationships. Enrollments attributed to the ETS segment are determined based on a student's employment status and the existence of a corporate partnership arrangement with SEI. All enrollments attributed to the ETS segment continue to be attributed to the segment until the student graduates or withdraws, even if his or her employment status changes or if the partnership contract expires.

- In 2025, average employer affiliated enrollment as a percentage of USHE average total student enrollment was 32.3% compared to 29.6% in 2024.

- ETS also supports employer partners through Workforce Edge, a platform which provides employers a full-service education benefits administration solution, and Sophia Learning, which offers low-cost online general education-level courses recommended by the American Council on Education for credit at other colleges and universities.

Australia/New Zealand ("ANZ") Segment

- Torrens University is the only investor-funded university in Australia. Torrens University offers undergraduate, graduate, higher degree by research, and specialized degree courses primarily in five fields of study: business, design and creative technology, health, hospitality, and education. Courses are offered both online and at physical campuses. Torrens University is registered with the Tertiary Education Quality and Standards Agency ("TEQSA"), the regulator for higher education providers and universities throughout Australia, as an Australian University that is authorized to self-accredit its courses.

- Think Education is a vocational registered training organization and accredited higher education provider in Australia. Think Education delivers education services at several campuses in Sydney, Melbourne, Brisbane, and Adelaide as well as through online study. Think Education and its colleges are accredited in Australia by the TEQSA and the Australian Skills Quality Authority, the regulator for vocational education and training organizations that operate in Australia.

- Media Design School at Strayer ("MDS") is a private training establishment for creative and technology qualifications in New Zealand. MDS offers industry-endorsed courses in 3D animation and visual effects, game art, game programming, graphic and motion design, digital media, artificial intelligence, and creative advertising. MDS is accredited in New Zealand by the New Zealand Qualifications Authority ("NZQA"), the organization responsible for the quality assurance of non-university tertiary training providers. On September 8, 2025, MDS became a wholly owned subsidiary and international additional location of Strayer University and is included within Strayer University's Middle States Commission on Higher Education accreditation. NZQA approved the transaction and MDS continues to operate as a New Zealand private tertiary institution. MDS continues to be part of our ANZ reportable segment.

- In 2025, Australia/New Zealand average total student enrollment decreased 1.8% to 19,232 compared to 19,585 in 2024.

We believe we have the right operating strategies in place to provide the most direct path between learning and employment for our students. We are constantly innovating to differentiate ourselves in our markets and drive growth by supporting student success, producing affordable degrees, optimizing our comprehensive marketing strategy, serving a broader set of our students' professional needs, and establishing new growth platforms. The talent of our faculty and employees, supported by market leading technology, enable these strategies. We believe our strategy will allow us to continue to deliver high quality, affordable education, resulting in continued growth over the long-term. We will continue to invest in this strategy to strengthen the foundation and future of our business.

Critical Accounting Policies and Estimates

"Management's Discussion and Analysis of Financial Condition and Results of Operations" discusses our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of these consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosures of contingent assets and liabilities. On an ongoing basis, management evaluates its estimates and judgments related to its allowance for credit losses; income tax provisions; the useful lives of property and equipment; redemption rates for scholarship programs and valuation of contract liabilities; fair value of right-of-use lease assets for facilities that have been vacated; incremental borrowing rates; valuation of deferred tax assets, goodwill, and intangible assets; forfeiture rates and achievability of performance targets for stock-based compensation plans; and accrued expenses. Management bases its estimates and judgments on historical experience and various other factors and assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments regarding the carrying values of assets and liabilities that are not readily apparent from other sources. Management regularly reviews its estimates and judgments for reasonableness and may modify them in the future. Actual results may differ from these estimates under different assumptions or conditions.

Management believes that the following critical accounting policies are its more significant judgments and estimates used in the preparation of its consolidated financial statements.

Revenue recognition — Capella University and Strayer University offer educational programs primarily on a quarter system having four academic terms, which generally coincide with our quarterly financial reporting periods. Torrens University offers the majority of its education programs on a trimester system having three primary academic terms, which all occur within the calendar year. Approximately 94% of our revenues during the year ended December 31, 2025 consisted of tuition revenue. Capella University offers monthly start options for new students, who then transition to a quarterly schedule. Capella University also offers its FlexPath program, which allows students to determine their 12-week billing session schedule after they complete their first course. Tuition revenue for all students is recognized ratably over the period of instruction as the universities provide academic services, whether delivered in person at a physical campus or online. Tuition revenue is shown net of any refunds, withdrawals, discounts, and scholarships. The universities also derive revenue from other sources such as textbook-related income, certificate revenue, certain academic fees, licensing revenue, accommodation revenue, and food and beverage fees, which are all recognized when earned. In accordance with Accounting Standards Codification ("ASC") 606, *Revenue Recognition*, materials provided to students in connection with their enrollment in a course are recognized as revenue when control of those materials transfers to the student. At the start of each academic term or program, a contract liability is recorded for academic services to be provided, and a tuition receivable is recorded for the portion of the tuition not paid in advance. Any cash received prior to the start of an academic term or program is recorded as a contract liability.

Students at Capella University and Strayer University finance their education in a variety of ways, and historically a majority of our students have participated in one or more financial aid programs provided through Title IV of the Higher Education Act. In addition, many of our working adult students finance their own education or receive full or partial tuition reimbursement from their employers. Those students who are veterans or active duty military personnel have access to various additional government-funded educational benefit programs.

In Australia, domestic students may finance their education themselves or by taking a loan through the national Higher Education Loan Program provided by the Australian government to support higher education. In New Zealand, domestic students may utilize government loans to fund tuition and may be eligible for a period of "fees free" study funded by the government. International students are not eligible for funding from the Australian or New Zealand governments.

A typical class is offered in weekly increments over a six- to twelve-week period, depending on the university and course type, and is followed by an exam. Student attendance is based on physical presence in class for on-ground classes. For online classes, attendance consists of logging into one's course shell and performing an academically-related activity (e.g., engaging in a discussion post or taking a quiz).

If a student withdraws from a course prior to completion, a portion of the tuition may be refundable depending on when the withdrawal occurs. We use the student's withdrawal date or last date of attendance for this purpose. Our specific refund policies vary across the universities and non-degree programs. For students attending Capella University, our refund policy varies based on course format. GuidedPath students are allowed a 100% refund through the first five days of the course, a 75% refund from six to twelve days, and 0% refund for the remainder of the period. FlexPath students receive a 100% refund through the 12th calendar day of the course for their first billing session only and a 0% refund after that date and for all subsequent billing sessions. For students attending Strayer University, our refund policy typically permits students who complete less than half of a course to receive a partial refund of tuition for that course. For domestic students attending an ANZ institution, refunds are typically provided to students that withdraw within the first 20% of a course term. For international students attending an ANZ institution, refunds are provided to students that withdraw prior to the course commencement date. In limited circumstances, refunds to students attending an ANZ institution may be granted after these cut-offs subject to an application for special consideration by the student and approval of that application by the institution. Refunds reduce the tuition revenue that otherwise would have been recognized for that student. Since the academic terms coincide with our financial reporting periods for most programs, nearly all refunds are processed and recorded in the same quarter as the corresponding revenue. For certain programs where courses may overlap a quarter-end date, we estimate a refund or withdrawal rate and do not recognize the related revenue until the uncertainty related to the refund is resolved. The portion of tuition revenue refundable to students may vary based on the student's state of residence.

For U.S. students who receive funding under Title IV and withdraw, funds are subject to return provisions as defined by the Department of Education. The university is responsible for returning Title IV funds to the Department and then may seek payment from the withdrawn student of prorated tuition or other amounts charged to him or her. Loss of financial aid eligibility during an academic term is rare and would normally coincide with the student's withdrawal from the institution. In Australia and New Zealand, government funding for eligible students is provided directly to the institution on an estimated basis annually. The amount of government funding provided is based on a course-by-course forecast of enrollments that the institution submits for the upcoming calendar year. Using the enrollment forecast provided as well as the requesting institution's historical enrollment trends, the government approves a fixed amount, which is then funded to the institution evenly on a monthly basis. Periodic reconciliation and true-ups are undertaken between the relevant government authority and the institution based on actual eligible enrollments, which may result in a net amount being due to or from the government.

Students at Strayer University registering in credit-bearing courses in any undergraduate program qualify for the Learn and Earn Scholarship (formerly known as the Graduation Fund), whereby qualifying students earn tuition credits that are redeemable in the final year of a student's course of study if he or she successfully remains in the program. Students must meet all of Strayer University's admission requirements and not be eligible for any previously offered scholarship program. To maintain eligibility, students must be enrolled in a bachelor's degree program. Students who have more than one consecutive term of non-attendance lose any Learn and Earn Scholarship credits earned to date, but may earn and accumulate new credits if the student is reinstated or readmitted by Strayer University in the future. In their final academic year, qualifying students will receive one free course for every three courses that the student successfully completed in prior years. The Company defers the value of the related performance obligation associated with the free credits estimated to be redeemed in the future based on the underlying revenue transactions that result in progress by the student toward earning the benefit. The estimated value of awards under the Learn and Earn Scholarship that will be recognized in the future is based on historical experience of students' persistence in completing their course of study and earning a degree and the tuition rate in effect at the time it was associated with the transaction. Estimated redemption rates of eligible students vary based on their term of enrollment. As of December 31, 2025, we had deferred $38.1 million for estimated redemptions earned under the Learn and Earn Scholarship, as compared to $37.1 million at December 31, 2024. Each quarter, we assess our assumptions underlying our estimates for persistence and estimated redemptions based on actual experience. To date, any adjustments to our estimates have not been material. However, if actual persistence or redemption rates change, adjustments to the reserve may be necessary and could be material.

Tuition receivable — We record estimates for our allowance for credit losses related to tuition receivable from students primarily based on our historical collection rates by age of receivable and adjusted for reasonable expectations of future collection performance, net of recoveries. Our experience is that payment of outstanding balances is influenced by whether the student returns to the institution, as we require students to make payment arrangements for their outstanding balances prior to enrollment. Therefore, we monitor outstanding tuition receivable balances through subsequent terms, increasing the reserve on such balances over time as the likelihood of returning to the institution diminishes and our historical experience indicates collection is less likely. We periodically assess our methodologies for estimating credit losses in consideration of actual experience. If the financial condition of our students were to deteriorate based on current or expected future events resulting in evidence of impairment of their ability to make required payments for tuition payable to us, additional allowances or write-offs may be required. During 2025 and 2024, our bad debt expense was 4.2% and 4.4% of revenue, respectively. A change in our allowance for credit losses of 1% of gross tuition receivable as of December 31, 2025 would have changed our income from operations by approximately $1.3 million.

Goodwill and intangible assets — Goodwill represents the excess of the purchase price of an acquired business over the amount assigned to the assets acquired and liabilities assumed. Indefinite-lived intangible assets, which include trade names, are recorded at fair market value on their acquisition date. At the time of acquisition, goodwill and indefinite-lived intangible assets are allocated to reporting units. Management identifies its reporting units by assessing whether the components of its operating segments constitute businesses for which discrete financial information is available and management regularly reviews the operating results of those components.

Goodwill and indefinite-lived intangible assets are assessed at least annually for impairment, or more frequently if events occur or circumstances change between annual tests that would more likely than not reduce the fair value of the respective reporting unit below its carrying amount. In 2025, we performed a qualitative impairment assessment, consistent with ASC 350, *Intangibles — Goodwill and Other* ("ASC 350"), of goodwill and indefinite-lived intangible assets assigned to our reporting units to evaluate the recoverability of the related amounts. The qualitative factors considered included macroeconomic conditions, industry and market considerations, cost factors, overall financial performance, and any other factors that have a significant bearing on fair value. Based on the qualitative impairment assessments performed, we concluded that no goodwill or indefinite-lived intangible asset impairments had been incurred during the year ended December 31, 2025.

In the second quarter of 2024, the Australian government introduced proposed legislation seeking to limit the number of international students enrolled at Australian institutions. Due to the potential adverse financial impacts of the proposed regulations, in 2024 we performed a quantitative impairment assessment for goodwill assigned to the ANZ reporting unit and for the ANZ indefinite-lived intangible assets as of October 1, 2024. We determined the fair value of the ANZ reporting unit and the ANZ trade name using an income-based approach, which consisted of a discounted cash flow model that included projections of future revenues and cash flows. Based on the results of our quantitative impairment assessment, we concluded that the fair value of the ANZ reporting unit exceeded carrying value by approximately 17% and the fair value of the ANZ indefinite-lived intangible assets exceeded carrying value by approximately 14%.

For the fourth quarter of 2025, student enrollment within ANZ decreased 1.6% to 19,514 compared to 19,825 for the same period in 2024, largely due to constraints on international enrollment. Lower international enrollment was partially offset by growth in domestic enrollment, which is expected to be a larger driver of future growth. The year-over-year decline in the fourth quarter was also lower than the decreases experienced in the two prior quarters, reflecting an improvement in enrollment trends. In addition, we successfully enrolled up to the international student cap in 2025, and the cap is expected to increase in 2026. These factors, together with improved domestic enrollment trends, have reduced our concern about potential impairment compared to prior quarters. While regulatory constraints on international enrollments remain a factor, a sustained decline in international students without corresponding growth in domestic enrollment could increase the risk of impairment in future periods. As of December 31, 2025, the ANZ reporting unit had $510.3 million of goodwill and $64.6 million of indefinite-lived intangible assets. We believe the fair value of the ANZ reporting unit remains in excess of carrying value and that the fair value of the indefinite-lived intangible assets remains in excess of carrying value as of December 31, 2025. Management will continue to assess goodwill and indefinite-lived intangible assets for impairment in future quarters.

Finite-lived intangible assets that are acquired in business combinations are recorded at fair value on their acquisition dates and are amortized on a straight-line basis over the estimated useful life of the asset. We review our finite-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If such assets are not recoverable, a potential impairment loss is recognized to the extent the carrying amount of the assets exceeds the fair value of the assets. Our finite-lived intangible assets consisted of student relationships, which were fully amortized by the end of 2023.

Other estimates — We record estimates for income tax liabilities and estimate the useful lives of our property and equipment and intangible assets. We also periodically review our assumed forfeiture rates and ability to achieve performance targets for stock-based awards and adjust them as necessary. Should actual results differ from our estimates, revisions to the carrying amount of property and equipment and intangible assets, stock-based compensation expense, and income tax liabilities may be required.

Results of Operations

In 2025, we generated $1,268.2 million in revenue compared to $1,219.9 million in 2024. Our income from operations increased to $174.2 million in 2025 compared to $155.6 million in 2024, primarily driven by higher revenue in our USHE and ETS segments, partially offset by higher operating expenses and restructuring costs. Our net income in 2025 was $126.6 million compared to $112.7 million in 2024, and diluted earnings per share was $5.41 in 2025 compared to $4.67 in 2024.

Year Ended December 31, 2025 Compared To Year Ended December 31, 2024

Revenues. Consolidated revenues increased to $1,268.2 million in 2025 compared to $1,219.9 million in 2024, primarily due to higher revenue in our ETS segment, which was driven by an increase in Workforce Edge revenue from employer partnerships and growth in Sophia Learning subscriptions, and higher revenue in our USHE segment due to higher revenue per student, partially offset by lower revenue in our ANZ segment primarily due to unfavorable foreign currency exchange impacts. In the USHE segment for the year ended December 31, 2025, average total student enrollment decreased 1.4% to 86,285 from 87,550 in 2024. USHE segment revenues increased 1.2% to $868.2 million in 2025 compared to $857.9 million in 2024, primarily due to higher revenue per student. In the ANZ segment for the year ended December 31, 2025, average total student enrollment decreased 1.8% to 19,232 from 19,585 in 2024. ANZ segment revenues decreased 2.2% to $251.6 million in 2025 compared to $257.1 million in 2024, primarily due to unfavorable foreign currency exchange impacts and a decrease in enrollment, partially offset by higher revenue per student. ETS segment revenues increased 41.4% to $148.4 million in 2025 compared to $104.9 million in 2024, primarily due to an increase in Workforce Edge revenue from employer partnerships, growth in Sophia Learning subscriptions, and higher employer affiliated enrollment.

Instructional and support costs.   Consolidated instructional and support costs decreased to $647.1 million in 2025 compared to $650.5 million in 2024, principally due to lower facility expenses, personnel-related costs, student material costs, bad debt expense, and favorable foreign currency exchange impacts, partially offset by higher technology-related costs, depreciation expense, and stock-based compensation expense. Consolidated instructional and support costs as a percentage of revenues decreased to 51.0% in 2025 from 53.3% in 2024.

General and administration expenses.   Consolidated general and administration expenses increased to $425.0 million in 2025 compared to $412.2 million in 2024, principally due to increased investments in branding initiatives and partnerships with brand ambassadors, higher personnel-related costs, and higher facility expenses, partially offset by lower stock-based compensation expense, depreciation expense, and favorable foreign currency exchange impacts. Consolidated general and administration expenses as a percentage of revenues decreased to 33.5% in 2025 from 33.8% in 2024.

Restructuring costs.   Restructuring costs increased to $21.9 million in 2025 from $1.6 million in 2024, primarily due to an $8.2 million increase in severance and other personnel-related expenses associated with the elimination of certain positions, a $6.3 million increase in asset impairment charges, a $5.8 million decrease in net benefits from the early termination of operating leases, and a $0.3 million loss from the sale of property and equipment of an owned campus in 2025.

Income from operations.   Consolidated income from operations increased to $174.2 million in 2025 compared to $155.6 million in 2024, primarily driven by higher revenue in our USHE and ETS segments, partially offset by higher operating expenses and restructuring costs. USHE segment income from operations increased 32.0% to $101.9 million in 2025 compared to $77.2 million in 2024, primarily driven by higher revenue and lower personnel-related costs, student material costs, facility expenses, and stock-based compensation expense, partially offset by higher technology-related costs, and investments in branding initiatives. ANZ segment income from operations decreased 5.2% to $35.5 million in 2025 compared to $37.4 million in 2024, primarily driven by lower revenue and higher personnel-related costs, student material costs, and technology-related costs, partially offset by lower stock-based compensation expense. ETS segment income from operations increased 37.7% to $58.8 million in 2025 compared to $42.7 million in 2024, primarily due to higher revenue as a result of an increase in Workforce Edge revenue from employer partnerships, growth in Sophia Learning subscriptions, and higher employer affiliated enrollment, partially offset by higher personnel-related costs and increased investments in branding initiatives.

Other income.   Other income decreased to $3.2 million in 2025 compared to $5.8 million in 2024, primarily due to a $4.3 million decrease in interest income and a $1.3 million increase in loss from our limited partnership investments, partially offset by a $2.8 million decrease in interest expense. We incurred $1.0 million of interest expense in 2025 compared to $3.8 million in 2024.

Provision for income taxes.   Income tax expense was $50.8 million in 2025 compared to $48.7 million in 2024. Our effective tax rate for 2025 was 28.6%, compared to 30.2% in 2024. Income tax expense for the years ended December 31, 2025 and 2024 includes windfall tax benefits of approximately $0.4 million and shortfall tax impacts of approximately $1.2 million, respectively, related to share-based payment arrangements. Our effective tax rate, excluding these and other discrete tax adjustments, was 29.0% for 2025.

Net income.   Net income increased to $126.6 million in 2025 compared to $112.7 million in 2024 due to the factors discussed above.

Year Ended December 31, 2024 Compared To Year Ended December 31, 2023

Revenues. Consolidated revenues increased to $1,219.9 million in 2024 compared to $1,132.9 million in 2023, primarily due to enrollment growth in the USHE and ANZ segments and growth in Sophia Learning subscriptions, partially offset by lower revenue per student in the USHE segment and unfavorable foreign currency exchange impacts. In the USHE segment for the year ended December 31, 2024, average total student enrollment increased 6.4% to 87,550 from 82,267 in 2023. USHE segment revenues increased 4.8% to $857.9 million in 2024 compared to $819.0 million in 2023, primarily due to the increase in student enrollment, partially offset by lower revenue per student. In the ANZ segment for the year ended December 31, 2024, average total student enrollment increased 4.8% to 19,585 from 18,692 in 2023. ANZ segment revenues increased 10.1% to $257.1 million in 2024 compared to $233.5 million in 2023, primarily due to the increase in enrollment and higher revenue per student as a result of students taking higher course loads, partially offset by unfavorable foreign currency exchange impacts. ETS segment revenues increased 30.4% to $104.9 million in 2024 compared to $80.5 million in 2023, primarily as a result of growth in Sophia Learning subscriptions, higher employer affiliated enrollment, and an increase in Workforce Edge revenue from new employer partnerships.

Instructional and support costs. Consolidated instructional and support costs increased to $650.5 million in 2024 compared to $623.9 million in 2023, principally due to increases in personnel-related costs, bad debt expense, technology-related expenses, and stock-based compensation expense, partially offset by lower student material costs and favorable foreign currency exchange impacts. Consolidated instructional and support costs as a percentage of revenues decreased to 53.3% in 2024 from 55.1% in 2023.

General and administration expenses. Consolidated general and administration expenses increased to $412.2 million in 2024 compared to $384.4 million in 2023, principally due to higher personnel-related costs, increased investments in branding initiatives and partnerships with brand ambassadors, and higher stock-based compensation expense, partially offset by favorable foreign currency exchange impacts. Consolidated general and administration expenses as a percentage of revenues decreased to 33.8% in 2024 from 33.9% in 2023.

Amortization of intangible assets. There was no amortization of intangible assets in 2024 compared to $11.5 million in 2023, due to the finite-lived intangible assets acquired through the acquisition of ANZ becoming fully amortized in the fourth quarter of 2023.

Merger and integration costs. There were no merger and integration costs in 2024 compared to $1.5 million in 2023. These costs primarily related to integration expenses associated with the acquisition of ANZ.

Restructuring costs. Restructuring costs decreased to $1.6 million in 2024 from $16.3 million in 2023, primarily due to a $6.9 million decrease in severance and other personnel-related expenses from employee terminations, a $6.1 million increase in net gains related to the early termination of operating leases, and a $3.8 million decrease in asset impairment charges, partially offset by a $2.1 million gain from the sale of property and equipment of an owned campus in 2023.

Income from operations. Consolidated income from operations increased to $155.6 million in 2024 compared to $95.3 million in 2023, primarily due to higher revenue driven by enrollment growth in the USHE and ANZ segments and growth in Sophia Learning subscriptions in the ETS segment, lower restructuring costs, and lower amortization expense of intangible assets, partially offset by higher operating expenses. USHE segment income from operations increased 29.4% to $77.2 million in 2024 compared to $59.6 million in 2023, primarily driven by higher revenue due to an increase in student enrollment, decreased investments in branding initiatives, and lower student material costs, partially offset by higher personnel-related costs, bad debt expense, and technology-related expenses. ANZ segment income from operations increased 4.3% to $37.4 million in 2024 compared to $35.9 million in 2023, primarily driven by higher revenue due to an increase in enrollment and higher revenue per student as a result of students taking higher course loads, partially offset by increased investments in branding initiatives, higher personnel-related costs, and higher stock-based compensation expense. ETS segment income from operations increased 46.9% to $42.7 million in 2024 compared to $29.1 million in 2023, primarily due to higher revenue as a result of growth in Sophia Learning subscriptions, an increase in employer affiliated enrollment, and an increase in Workforce Edge revenue from new employer partnerships, partially offset by higher personnel-related costs.

Other income.   Other income increased to $5.8 million in 2024 compared to $5.4 million in 2023, primarily due to a $3.4 million decrease in interest expense and a $2.1 million increase in interest income, partially offset by a $5.1 million decrease in investment income from our limited partnerships. We incurred $3.8 million of interest expense in 2024 compared to $7.2 million in 2023.

Provision for income taxes.   Income tax expense was $48.7 million in 2024 compared to $30.9 million in 2023. Our effective tax rate for 2024 was 30.2%, compared to 30.7% in 2023. Income tax expense for the years ended December 31, 2024 and 2023 includes shortfall tax impacts related to share-based payment arrangements of approximately $1.2 million and $1.4 million, respectively. Our effective tax rate, excluding these and other discrete tax adjustments, was 29.0% for 2024.

Net income.   Net income increased to $112.7 million in 2024 compared to $69.8 million in 2023 due to the factors discussed above.

Non-GAAP Financial Measures

We use certain financial measures including Adjusted Total Costs and Expenses, Adjusted Income from Operations, Adjusted Operating Margin, Adjusted Income Before Income Taxes, Adjusted Net Income, and Adjusted Diluted Earnings per Share that are not required by or prepared in accordance with GAAP. These measures, which are considered "non-GAAP financial measures" under SEC rules, are defined by us to exclude the following:

- amortization and depreciation expense related to intangible assets and software assets acquired through our acquisition of Torrens University and associated assets in Australia and New Zealand;

- integration expenses associated with our acquisition of Torrens University and associated assets in Australia and New Zealand;

- severance costs, asset impairment charges, gains/losses on sale of real estate and early termination of leased facilities, and other costs associated with our restructuring activities;

- income/loss from partnership and other investments that are not part of our core operations; and

- discrete tax adjustments related to stock-based compensation and other adjustments.

To illustrate currency impacts to operating results, Revenue, Adjusted Total Costs and Expenses, Adjusted Income from Operations, Adjusted Operating Margin, Adjusted Income Before Income Taxes, Adjusted Net Income, and Adjusted Diluted Earnings per Share for the year ended December 31, 2025 are also presented on a constant currency basis.

When considered together with GAAP financial results, we believe these measures provide management and investors with an additional understanding of our business and operating results, including underlying trends associated with our ongoing operations.

Non-GAAP financial measures are not defined in the same manner by all companies and may not be comparable with other similarly titled measures of other companies. Non-GAAP financial measures may be considered in addition to, but not as a substitute for or superior to, GAAP results. A reconciliation of these measures to the most directly comparable GAAP measures is provided below.

Adjusted income from operations was $196.1 million in 2025 compared to $157.3 million in 2024. Adjusted net income was $144.6 million in 2025 compared to $117.7 million in 2024, and adjusted diluted earnings per share was $6.18 in 2025 compared to $4.87 in 2024.

The tables below reconcile our reported results of operations to adjusted results:

Reconciliation of Reported to Adjusted Results of Operations for the year ended December 31, 2025 (in thousands, except per share data)

		Non-GAAP Adjustments					
	As Reported (GAAP)	Amortization of intangible assets(1)	Merger and integration costs(2)	Restructuring costs(3)	Loss from other investments(4)	Tax adjustments(5)	As Adjusted (Non-GAAP)
Total costs and expenses	$1,093,989	$ —	$ —	$(21,909)	$ —	$ —	$1,072,080
Income from operations	$ 174,231	$ —	$ —	$ 21,909	$ —	$ —	$ 196,140
Operating margin	*13.7%*						*15.5%*
Income before income taxes	$ 177,393	$ —	$ —	$ 21,909	$4,347	$ —	$ 203,649
Net income	$ 126,614	$ —	$ —	$ 21,909	$4,347	$(8,279)	$ 144,591
Diluted earnings per share	$ 5.41						$ 6.18
Weighted average diluted shares outstanding	23,402						23,402

Reconciliation of Reported to Adjusted Results of Operations for the year ended December 31, 2024 (in thousands, except per share data)

		Non-GAAP Adjustments					
	As Reported (GAAP)	Amortization of intangible assets(1)	Merger and integration costs(2)	Restructuring costs(3)	Loss from other investments(4)	Tax adjustments(5)	As Adjusted (Non-GAAP)
Total costs and expenses	$1,064,302	$ —	$ —	$(1,648)	$ —	$ —	$1,062,654
Income from operations	$ 155,628	$ —	$ —	$ 1,648	$ —	$ —	$ 157,276
Operating margin	*12.8%*						*12.9%*
Income before income taxes	$ 161,432	$ —	$ —	$ 1,648	$2,660	$ —	$ 165,740
Net income	$ 112,684	$ —	$ —	$ 1,648	$2,660	$684	$ 117,676
Diluted earnings per share	$ 4.67						$ 4.87
Weighted average diluted shares outstanding	24,140						24,140

Reconciliation of Reported to Adjusted Results of Operations for the year ended December 31, 2023 (in thousands, except per share data)

		Non-GAAP Adjustments					
	As Reported (GAAP)	Amortization of intangible assets(1)	Merger and integration costs(2)	Restructuring costs(3)	Income from other investments(4)	Tax adjustments(5)	As Adjusted (Non-GAAP)
Total costs and expenses	$1,037,603	$(11,457)	$(1,544)	$(16,256)	$ —	$ —	$1,008,346
Income from operations	$ 95,321	$ 11,457	$ 1,544	$ 16,256	$ —	$ —	$ 124,578
Operating margin	*8.4%*						*11.0%*
Income before income taxes	$ 100,726	$ 11,457	$ 1,544	$ 16,256	$(2,718)	$ —	$ 127,265
Net income	$ 69,791	$ 11,457	$ 1,544	$ 16,256	$(2,718)	$(7,245)	$ 89,085
Diluted earnings per share	$ 2.91						$ 3.72
Weighted average diluted shares outstanding	23,956						23,956

---

(1) Reflects amortization and depreciation expense of intangible assets and software assets acquired through the Company's acquisition of Torrens University and associated assets in Australia and New Zealand.

(2) Reflects integration expenses associated with the Company's acquisition of Torrens University and associated assets in Australia and New Zealand.

(3) Reflects severance costs, asset impairment charges, gains/losses on sale of real estate and early termination of leased facilities, and other costs associated with the Company's restructuring activities.

(4) Reflects income/loss recognized from the Company's investments in partnership interests and other investments.

(5) Reflects tax impacts of the adjustments described above and discrete tax adjustments related to stock-based compensation and other adjustments, utilizing an adjusted effective tax rate of 29.0%, 29.0%, and 30.0%, for 2025, 2024, and 2023, respectively.

The table below presents our adjusted results of operations on a constant currency basis for the year ended December 31, 2025 (amounts in thousands, except per share data):

	As Reported (GAAP)	Non-GAAP adjustments[1]	Constant currency adjustment[2]	As Adjusted with Constant Currency (Non-GAAP)
Revenues	$1,268,220	$ —	$5,808	$1,274,028
Total costs and expenses	$1,093,989	$(21,909)	$4,910	$1,076,990
Income from operations	$ 174,231	$ 21,909	$ 898	$ 197,038
Operating margin	*13.7%*			*15.5%*
Income before income taxes	$ 177,393	$ 26,256	$ 955	$ 204,604
Net income	$ 126,614	$ 17,977	$ 677	$ 145,268
Diluted earnings per share	$ 5.41			$ 6.21
Weighted average diluted shares outstanding	23,402			23,402

_____

(1) Reflects non-GAAP adjustments related to restructuring costs, income/loss from other investments, and tax adjustments as described further in the Reconciliation of Reported to Adjusted Results of Operations tables above.

(2) Reflects an adjustment to translate foreign currency after the non-GAAP adjustments for the year ended December 31, 2025 at a constant exchange rate of 0.66 Australian Dollars to U.S. Dollars, which was the average exchange rate for the same period in 2024.

Liquidity and Capital Resources

At December 31, 2025, we had cash, cash equivalents, and marketable securities of $153.1 million compared to $199.0 million at December 31, 2024. We maintain our cash and cash equivalents primarily in money market funds and demand deposit bank accounts at high credit quality financial institutions, which are included in cash and cash equivalents at December 31, 2025 and 2024. We also hold marketable securities, which primarily include corporate debt securities, U.S. treasury securities with maturities greater than three months, and term deposits. We earned interest income of $8.2 million, $12.5 million, and $10.4 million in each of the years ended December 31, 2025, 2024, and 2023, respectively.

We are party to a credit facility (the "Amended Credit Facility"), which provides for a senior secured revolving credit facility (the "Revolving Credit Facility") in an aggregate principal amount of up to $250 million. The Amended Credit Facility provides us with an option, subject to obtaining additional loan commitments and satisfaction of certain conditions, to increase the commitments under the Revolving Credit Facility or establish one or more incremental term loans (each, an "Incremental Facility") in an amount up to the sum of (x) the greater of (A) $300 million and (B) 100% of the Company's consolidated EBITDA (earnings before interest, taxes, depreciation, amortization, and noncash charges, such as stock-based compensation) calculated on a trailing four-quarter basis and on a pro forma basis, and (y) if such Incremental Facility is incurred in connection with a permitted acquisition or other permitted investment, any amounts so long as the Company's leverage ratio (calculated on a trailing four-quarter basis) on a pro forma basis will be no greater than 1.75:1.00. In addition, the Amended Credit Facility provides for a subfacility for borrowings in certain foreign currencies in an amount equal to the U.S. dollar equivalent of $150 million. Borrowings under the Revolving Credit Facility bear interest at a per annum rate equal to Term SOFR or a base rate, plus a margin ranging from 1.50% to 2.00%, depending on our leverage ratio. An unused commitment fee ranging from 0.20% to 0.30% per annum, depending on our leverage ratio, accrues on unused amounts. As of December 31, 2025 and 2024, we were in compliance with all covenants of the Amended Credit Facility and had no borrowings outstanding under the Revolving Credit Facility. During the years ended December 31, 2025 and 2024, we paid $0.5 million and $3.2 million, respectively, of interest and unused commitment fees related to our Revolving Credit Facility.

Our net cash provided by operating activities increased to $198.2 million in 2025 compared to $169.3 million in 2024. The increase was primarily driven by higher earnings and non-cash adjustments, partially offset by unfavorable changes in working capital.

Our net cash provided by (used in) investing activities increased to $8.5 million of cash provided in 2025 compared to $64.4 million of cash used in 2024. The increase was primarily driven by a $48.1 million increase in cash proceeds from marketable securities and other investments, a $26.0 million decrease in purchases of marketable securities, and $2.2 million of cash proceeds from the sale of property and equipment in 2025, partially offset by a $3.7 million increase in capital expenditures. Capital expenditures increased to $44.3 million in 2025 compared to $40.6 million in 2024, primarily due to the timing of capital projects.

Our net cash used in financing activities increased to $206.2 million in 2025 compared to $136.8 million in 2024. The increase was primarily driven by a $127.4 million increase in share repurchases and a $6.4 million increase in net payments for employee stock awards, partially offset by the non-recurrence in 2025 of a $61.3 million long-term debt payment and a $1.7 million payment of debt financing costs made in 2024, as well as a $1.5 million decrease in cash dividend payments in 2025.

The Board of Directors declared an annual cash dividend of $2.40 per common share, payable in equal parts quarterly. During the year ended December 31, 2025, we paid a total of $57.5 million in cash dividends on our common stock compared to $59.0 million in 2024. During the year ended December 31, 2025, we paid $138.9 million to repurchase shares of common stock in the open market under our repurchase program, compared to $11.5 million in 2024. As of December 31, 2025, we had $213.5 million remaining in share repurchase authorization to use through December 31, 2026.

Our recurring cash requirements consist primarily of general operating expenses, capital expenditures, discretionary dividend payments, income tax payments, and contractual obligations related to our lease agreements, marketing-related vendor subscription agreements, limited partnership investments, and Revolving Credit Facility. We believe that the combination of our existing cash, cash equivalents, and marketable securities, cash generated from operating activities, and if necessary, cash available under our Amended Credit Facility will be sufficient to meet our cash requirements for the next 12 months and beyond.

Our material contractual cash commitments include minimum lease payments required under our lease agreements, multi-year marketing spend commitments under a marketing agreement, capital commitments related to our four limited partnership investments and commitment fees associated with our Revolving Credit Facility.

The table below presents our contractual lease cash commitments, including minimum payments for leases signed but not yet commenced as of December 31, 2025 (in thousands):

		Payments Due By Period			
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Lease cash commitments	$135,370	$17,892	$40,589	$33,642	$43,247

We have a commitment to purchase approximately $42.8 million of media advertising over a three-year period ending in December 2028. The commitment includes annual minimum purchase requirements; however, the timing and allocation of future cash flows will depend on our marketing strategy. Accordingly, we cannot reasonably estimate the amount that will be paid in any given year. As of December 31, 2025, the full $42.8 million commitment remained outstanding.

As of December 31, 2025, we have a commitment to invest up to $1.7 million in our four limited partnership investments through 2031. Due to the uncertainty with respect to the timing of future cash flows associated with the limited partnership investments, we are unable to make reasonably reliable estimates of the period in which such additional investments may take place.

Due to the uncertainty with respect to the timing of future borrowings associated with our credit facility, we are unable to make reasonably reliable estimates of any commitment fees charged on the unused portion of the credit facility. As of December 31, 2025, our maximum estimated commitment fee is $0.8 million per annum related to the unused portion of our credit facility.

Recently Issued Accounting Standards

Refer to Note 2, Significant Accounting Policies, within the footnotes to the consolidated financial statements for recently issued accounting standards.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

We are subject to the impact of interest rate changes and may be subject to changes in the market values of our future investments. We invest our excess cash in money market mutual funds, bank overnight deposits, U.S. treasury bills, and marketable securities. We have not used derivative financial instruments in our investment portfolio. Earnings from investments in money market mutual funds, bank overnight deposits, U.S. treasury bills, and marketable securities may be adversely affected in the future should interest rates decline, although such a decline may reduce the interest rate payable on any borrowings under our Revolving Credit Facility. Our future investment income may fall short of expectations due to changes in interest rates or we may suffer losses in principal if forced to sell securities that have declined in market value due to changes in interest rates. As of December 31, 2025, a 1% increase or decrease in interest rates would not have a material impact on our future earnings, fair values, or cash flows related to investments in cash equivalents or interest earning marketable securities.

We had no outstanding debt under our Amended Credit Facility as of December 31, 2025. Borrowings under the Amended Credit Facility bear interest at Term SOFR or a base rate, plus a margin ranging from 1.50% to 2.00% depending on our leverage ratio. An unused commitment fee ranging from 0.20% to 0.30%, depending on our leverage ratio, accrues on unused amounts under the Amended Credit Facility. An increase in Term SOFR would affect interest expense on any outstanding balance of the Revolving Credit Facility. For every 100 basis points increase in Term SOFR, we would incur an incremental $2.5 million in interest expense per year assuming the entire $250 million Revolving Credit Facility was utilized.

Foreign Currency Risk

The United States Dollar ("USD") is our reporting currency. The functional currency of each of our foreign subsidiaries is the currency of the economic environment in which the subsidiary primarily does business. Revenues denominated in currencies other than the USD accounted for 19.8% of our consolidated revenues for the year ended December 31, 2025. We therefore have foreign currency risk related to these currencies, which is primarily the Australian dollar. Accordingly, changes in exchange rates, and in particular a weakening of foreign currencies relative to the USD may negatively affect our revenue and operating income as expressed in the USD. For the year ended December 31, 2025, a hypothetical 10% adverse change in the average annual foreign currency exchange rates would have decreased our consolidated revenues by approximately $25.2 million. In addition, the effect of exchange rate changes on cash, cash equivalents, and restricted cash in the year ended December 31, 2025 was a increase of $2.3 million. We do not use foreign exchange contracts or derivatives to hedge any foreign currency exposures.

Item 8. Financial Statements and Supplementary Data

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

All other schedules are omitted because they are not applicable or the required information is included in the consolidated financial statements or notes thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Strategic Education, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Strategic Education, Inc. and subsidiaries (the "Company") as of December 31, 2025, the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows, for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 27, 2026, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Learn and Earn Scholarship Liability related to Undergraduate Degree Programs — Refer to Note 3 to the financial statements

Critical Audit Matter Description

The Company offers the Learn and Earn Scholarship (formerly known as the Graduation Fund), which allows undergraduate students to earn tuition credits that are redeemable in the final year of a student's course of study if he or she successfully remains in the program. Students registering in credit-bearing courses in any undergraduate degree program receive one free course for every three courses that the student successfully completes. The Company defers the value of the related performance obligation associated with the credits estimated to be redeemed in the future based on the underlying revenue transactions that result in progress by the student toward earning the benefit. The Company's estimate of the benefits that will be redeemed in the future is based on its historical experience of student persistence toward completion of a course of study within this program and similar programs. The portion of the Learn and Earn Scholarship liability balance related to students enrolled in undergraduate degree programs was $37.8 million as of December 31, 2025.

We identified the Learn and Earn Scholarship liability as a critical audit matter because estimating credits to be redeemed in the future involves significant estimation by management using a high volume of historical information. This required an increased audit effort due to the volume of historical information when performing audit procedures to evaluate whether the Learn and Earn Scholarship liability was appropriately recorded as of December 31, 2025.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the Learn and Earn Scholarship liability for undergraduate degree programs included the following, among others:

- We tested the effectiveness of controls over management's estimation of the Learn and Earn Scholarship liability for undergraduate degree programs, including those related to management's methodology and the deferred value of credits estimated to be redeemed in the future.

- We evaluated the appropriateness of the methodology used by management to determine the Learn and Earn Scholarship liability for undergraduate degree programs.

- We tested the completeness and accuracy of the underlying information used to determine the Learn and Earn Scholarship liability for undergraduate degree programs.

- We recalculated the deferred value of credits estimated to be redeemed in the future used to determine the Learn and Earn Scholarship liability for undergraduate degree programs.

/s/ Deloitte & Touche LLP
McLean, Virginia
February 27, 2026

We have served as the Company's auditor since 2025.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Strategic Education, Inc.

Opinion on the Financial Statements

We have audited the consolidated balance sheet of Strategic Education, Inc. and its subsidiaries (the "Company") as of December 31, 2024, and the related consolidated statements of income, of comprehensive income, of stockholders' equity and of cash flows for each of the two years in the period ended December 31, 2024, including the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
Washington, District of Columbia
February 27, 2025

We served as the Company's auditor from 1993 to 2024.

STRATEGIC EDUCATION, INC.

CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share data)

	December 31, 2024	December 31, 2025
ASSETS		
Current assets:		
Cash and cash equivalents	$ 137,074	$ 140,757
Marketable securities	46,949	7,297
Tuition receivable, net	76,127	78,202
Income taxes receivable	—	2,511
Other current assets	44,793	49,090
Total current assets	304,943	277,857
Property and equipment, net	111,247	107,373
Right-of-use lease assets	103,673	91,140
Marketable securities, non-current	14,981	5,000
Intangible assets	245,098	249,243
Goodwill	1,206,883	1,242,413
Other assets	62,910	65,514
Total assets	$2,049,735	$2,038,540
LIABILITIES & STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued expenses	$ 101,749	$ 105,791
Income taxes payable	2,926	—
Contract liabilities	89,563	96,247
Lease liabilities	22,222	15,905
Total current liabilities	216,460	217,943
Deferred income tax liabilities	27,586	35,835
Lease liabilities, non-current	103,004	93,216
Other long-term liabilities	40,186	45,140
Total liabilities	387,236	392,134
Commitments and contingencies		
Stockholders' equity:		
Common stock, par value $0.01; 32,000,000 shares authorized; 24,502,385 and 22,968,860 shares issued and outstanding at December 31, 2024 and 2025, respectively	245	230
Additional paid-in capital	1,532,414	1,436,795
Accumulated other comprehensive loss	(88,565)	(46,115)
Retained earnings	218,405	255,496
Total stockholders' equity	1,662,499	1,646,406
Total liabilities and stockholders' equity	$2,049,735	$2,038,540

The accompanying notes are an integral part of these consolidated financial statements.

STRATEGIC EDUCATION, INC.

CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per share data)

	For the Year Ended December 31,		
	2023	2024	2025
Revenues	$1,132,924	$1,219,930	$1,268,220
Costs and expenses:			
Instructional and support costs	623,903	650,496	647,111
General and administration	384,443	412,158	424,969
Amortization of intangible assets	11,457	—	—
Merger and integration costs	1,544	—	—
Restructuring costs	16,256	1,648	21,909
Total costs and expenses	1,037,603	1,064,302	1,093,989
Income from operations	95,321	155,628	174,231
Other income	5,405	5,804	3,162
Income before income taxes	100,726	161,432	177,393
Provision for income taxes	30,935	48,748	50,779
Net income	$ 69,791	$ 112,684	$ 126,614
Earnings per share:			
Basic	$ 2.98	$ 4.81	$ 5.57
Diluted	$ 2.91	$ 4.67	$ 5.41
Weighted average shares outstanding:			
Basic	23,403	23,406	22,749
Diluted	23,956	24,140	23,402

STRATEGIC EDUCATION, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands)

	For the Year Ended December 31,		
	2023	2024	2025
Net income	$69,791	$112,684	$126,614
Other comprehensive income (loss):			
Foreign currency translation adjustments	533	(54,564)	42,669
Unrealized gains (losses) on marketable securities, net of tax	288	246	(219)
Comprehensive income	$70,612	$ 58,366	$169,064

The accompanying notes are an integral part of these consolidated financial statements.

STRATEGIC EDUCATION, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands, except share data)

	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
	Shares	Par Value				
Balance at December 31, 2022 . . .	24,402,891	$244	$1,510,924	$159,690	$(35,068)	$1,635,790
Stock-based compensation	—	—	19,557	215	—	19,772
Exercise of stock options	4,138	—	223	—	—	223
Issuance of restricted stock, net . .	128,860	1	(5,048)	—	—	(5,047)
Repurchase of common stock . . .	(129,073)	(1)	(8,006)	(2,006)	—	(10,013)
Common stock dividends ($2.40 per share)	—	—	—	(58,819)	—	(58,819)
Foreign currency translation adjustment	—	—	—	—	533	533
Unrealized gains on marketable securities, net of tax	—	—	—	—	288	288
Net income	—	—	—	69,791	—	69,791
Balance at December 31, 2023 . . .	24,406,816	$244	$1,517,650	$168,871	$(34,247)	$1,652,518
Stock-based compensation	—	—	25,571	—	—	25,571
Exercise of stock options	8,056	—	512	—	—	512
Issuance of restricted stock, net . .	207,439	2	(3,833)	—	—	(3,831)
Repurchase of common stock . . .	(119,926)	(1)	(7,486)	(4,051)	—	(11,538)
Common stock dividends ($2.40 per share)	—	—	—	(59,099)	—	(59,099)
Foreign currency translation adjustment	—	—	—	—	(54,564)	(54,564)
Unrealized gains on marketable securities, net of tax	—	—	—	—	246	246
Net income	—	—	—	112,684	—	112,684
Balance at December 31, 2024 . . .	24,502,385	$245	$1,532,414	$218,405	$(88,565)	$1,662,499
Stock-based compensation	—	—	22,904	50	—	22,954
Exercise of stock options	4,898	—	306	—	—	306
Issuance of restricted stock, net . .	169,945	2	(10,027)	—	—	(10,025)
Repurchase of common stock . . .	(1,708,368)	(17)	(108,802)	(32,257)	—	(141,076)
Common stock dividends ($2.40 per share)	—	—	—	(57,316)	—	(57,316)
Foreign currency translation adjustment	—	—	—	—	42,669	42,669
Unrealized losses on marketable securities, net of tax	—	—	—	—	(219)	(219)
Net income	—	—	—	126,614	—	126,614
Balance at December 31, 2025 . . .	22,968,860	$230	$1,436,795	$255,496	$(46,115)	$1,646,406

The accompanying notes are an integral part of these consolidated financial statements.

STRATEGIC EDUCATION, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	For the Year Ended December 31,		
	2023	2024	2025
Cash flows from operating activities:			
Net income	$ 69,791	$ 112,684	$ 126,614
Adjustments to reconcile net income to net cash provided by operating activities:			
Gain on sale of property and equipment	(2,136)	—	—
Gain on early termination of operating leases	(141)	(6,166)	(2,196)
Amortization of deferred financing costs	557	674	425
Amortization of investment discount/premium	(65)	(290)	(432)
Depreciation and amortization	57,313	44,378	48,410
Deferred income taxes	(6,322)	(150)	7,733
Stock-based compensation	19,772	25,571	22,954
Impairment of right-of-use lease assets	5,135	677	4,685
Changes in assets and liabilities:			
Tuition receivable, net	(12,874)	221	(1,086)
Other assets	(7,631)	(11,622)	(7,593)
Accounts payable and accrued expenses	552	11,577	4,222
Income taxes payable and income taxes receivable	(4,688)	1,067	(5,563)
Contract liabilities	4,495	(2,948)	6,062
Other liabilities	(6,639)	(6,342)	(6,037)
Net cash provided by operating activities	117,119	169,331	198,198
Cash flows from investing activities:			
Purchases of property and equipment	(36,943)	(40,580)	(44,252)
Purchases of marketable securities	(26,905)	(54,117)	(28,094)
Proceeds from marketable securities	9,800	31,025	79,078
Proceeds from sale of property and equipment	5,890	—	2,200
Proceeds from other investments	457	20	—
Other investments	(314)	(531)	(390)
Cash paid for acquisition, net of cash acquired	(530)	(177)	(36)
Net cash provided by (used in) investing activities	(48,545)	(64,360)	8,506
Cash flows from financing activities:			
Common dividends paid	(58,780)	(58,971)	(57,543)
Payments on long-term debt	(40,000)	(61,275)	—
Net payments for stock awards	(4,828)	(3,318)	(9,720)
Payments of deferred financing costs	—	(1,698)	—
Repurchase of common stock	(9,999)	(11,510)	(138,892)
Net cash used in financing activities	(113,607)	(136,772)	(206,155)
Effect of exchange rate changes on cash, cash equivalents, and restricted cash	(496)	(3,468)	2,306
Net increase (decrease) in cash, cash equivalents, and restricted cash	(45,529)	(35,269)	2,855
Cash, cash equivalents, and restricted cash — beginning of period	227,454	181,925	146,656
Cash, cash equivalents, and restricted cash — end of period	$ 181,925	$ 146,656	$ 149,511
Non-cash transactions:			
Non-cash additions to property and equipment	$ 3,066	$ 2,488	$ 2,741

The accompanying notes are an integral part of these consolidated financial statements.

1. Nature of Operations

Strategic Education, Inc. ("Strategic Education" or the "Company"), a Maryland corporation, is an education services company that provides access to high-quality education through campus-based and online post-secondary education offerings, as well as through programs to develop job-ready skills for high-demand markets. Strategic Education's portfolio of companies is dedicated to closing the skills gap by placing adults on the most direct path between learning and employment.

The accompanying consolidated financial statements and footnotes include the results of the Company's three reportable segments: (1) U.S. Higher Education ("USHE"), which is primarily comprised of Capella University and Strayer University and is focused on providing flexible and affordable certificate and degree programs to working adults; (2) Education Technology Services ("ETS"), which primarily develops and maintains relationships with employers to build education benefits programs that provide employees access to affordable and industry-relevant training, certificate, and degree programs, including through Workforce Edge, a full-service education benefits administration solution for employers, and Sophia Learning, which offers low-cost online general education-level courses; and (3) Australia/New Zealand ("ANZ"), which through Torrens University and associated assets, provides certificate and degree programs in Australia and New Zealand. The Company's reportable segments are discussed further in Note 20.

2. Significant Accounting Policies

Financial Statement Presentation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in the consolidated financial statements. Certain amounts in the prior periods have been reclassified to conform to the current period's presentation.

Below is a description of the nature of the costs included in the Company's operating expense categories.

Instructional and support costs generally contain items of expense directly attributable to activities that support students. This expense category includes salaries and benefits of faculty and academic administrators, as well as admissions and administrative personnel who support and serve student interests. Instructional and support costs also include course development costs and costs associated with delivering course content, including educational supplies, facilities, and all other physical plant and occupancy costs, with the exception of costs attributable to the corporate offices. Bad debt expense incurred on delinquent student account balances is also included in instructional and support costs.

General and administration expenses include salaries and benefits of management and employees engaged in finance, human resources, legal, regulatory compliance, marketing and other corporate functions. Also included are the costs of advertising and production of marketing materials. General and administration expense also includes the facilities occupancy and other related costs attributable to such functions.

Amortization of intangible assets consists of amortization and depreciation expense related to intangible assets and software assets acquired through the Company's acquisition of Torrens University and associated assets in Australia and New Zealand ("ANZ").

Merger and integration costs include integration expenses associated with the Company's acquisition of ANZ.

Restructuring costs include severance and other personnel-related expenses from voluntary and involuntary employee terminations, asset impairment charges, gains/losses on sale of real estate and early termination of leased facilities, and other costs associated with the Company's restructuring activities. See Note 4 for additional information.

Foreign Currency Translation and Transaction Gains and Losses

The United States Dollar ("USD") is the functional currency of the Company and its subsidiaries operating in the United States. The financial statements of its foreign subsidiaries are maintained in their functional currencies. The functional currency of each of the foreign subsidiaries is the currency of the economic environment in which the subsidiary primarily does business. Financial statements of foreign subsidiaries are translated into USD using the exchange rates applicable to the dates of the financial statements. Assets and liabilities are translated into USD using the period-end spot foreign exchange rates. Income and expenses are translated at the weighted-average exchange rates in effect during the period. Equity accounts are translated at historical exchange rates. The effects of these translation adjustments are reported as a component of accumulated other comprehensive income (loss) within stockholders' equity.

For any transaction that is in a currency different from the entity's functional currency, the Company records a net gain or loss based on the difference between the exchange rate at the transaction date and the exchange rate at the transaction settlement date (or rate at period end, if unsettled) in the consolidated statements of income.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash maintained in mostly FDIC-insured bank accounts and cash invested in money market mutual funds, bank overnight deposits, and U.S. treasury bills. The Company places its cash and temporary cash investments with various financial institutions. The Company considers all highly liquid instruments purchased with a maturity of three months or less at the date of purchase to be cash equivalents.

Concentration of Credit Risk

Most cash and cash equivalent balances are in excess of the FDIC insurance limit. The Company has not experienced any losses on its cash and cash equivalents.

Restricted Cash

In the United States, a significant portion of the Company's revenues are funded by various federal and state government programs. The Company generally does not receive funds from these programs prior to the start of the corresponding academic term. The Company may be required to return certain funds for students who withdraw from a U.S. higher education institution during the academic term. The Company had approximately $1.8 million and $0.3 million of these unpaid obligations as of December 31, 2024 and 2025, respectively. In Australia and New Zealand, advance tuition payments from international students are required to be restricted until a student commences his or her course. In addition, a portion of tuition prepayments from students enrolled in a vocational education and training program are held in trust by a third party law firm to adhere to tuition protection requirements. As of December 31, 2024 and 2025, the Company had approximately $7.3 million and $8.0 million, respectively, of restricted cash related to these requirements in Australia and New Zealand. These balances are recorded as restricted cash and included in other current assets in the consolidated balance sheets.

As part of conducting operations in Pennsylvania, the Company is required to maintain a "minimum protective endowment" of at least $0.5 million in an interest-bearing account as long as the Company operates its campuses in the state. The Company holds these funds in an interest-bearing account, which is included in other assets.

The following table illustrates the reconciliation of cash, cash equivalents, and restricted cash shown in the consolidated statements of cash flows as of December 31, 2024 and 2025 (in thousands):

	As of December 31,	
	2024	2025
Cash and cash equivalents	$137,074	$140,757
Restricted cash included in other current assets	9,082	8,254
Restricted cash included in other assets	500	500
Total cash, cash equivalents, and restricted cash shown in the statement of cash flows	$146,656	$149,511

Marketable Securities

Investments in marketable securities are carried at either amortized cost or fair value. Investments in marketable securities that the Company has the positive intent and ability to hold to maturity are carried at amortized cost and classified as held-to-maturity. Investments in marketable securities that are not classified as held-to-maturity are carried at fair value and classified as either trading or available-for-sale. Management determines the appropriate designation of marketable securities at the time of purchase and re-evaluates such designation as of each balance sheet date. All of the Company's marketable securities are designated as either held-to-maturity or available-for-sale.

The Company's held-to-maturity marketable securities consist of term deposits, U.S. treasury securities, and corporate debt securities, which are carried at amortized cost. The Company's available-for-sale marketable securities consisted of corporate debt securities, which were carried at fair value as determined by quoted market prices or other inputs either directly or indirectly observable in the marketplace for identical or similar assets, with unrealized gains and losses, net of tax, recognized as a component of accumulated other comprehensive income (loss) within stockholders' equity. Management reviews the fair value of the portfolio at least quarterly, and evaluates individual securities with fair value below amortized cost at the balance sheet date for impairment. In order to determine whether there is an impairment, management evaluates whether the Company intends to sell the impaired security and whether it is more likely than not that the Company will be required to sell the security before recovering its amortized cost basis.

If management intends to sell an impaired debt security, or it is more likely than not the Company will be required to sell the security prior to recovering its amortized cost basis, an impairment is deemed to have occurred. The amount of an impairment related to a credit loss, or securities that management intends to sell before recovery, is recognized in earnings. The amount of an impairment on debt securities related to other factors is recorded consistent with changes in the fair value of all other available-for-sale securities as a component of accumulated other comprehensive income (loss) within stockholders' equity.

The cost of securities sold is based on the specific identification method. Amortization of premiums, accretion of discounts, interest, dividend income and realized gains and losses are included in other income. The contractual maturity date of available-for-sale securities is based on the days remaining to the effective maturity. The Company classifies marketable securities as either current or non-current assets based on management's intent with regard to usage of those funds, which is dependent upon the security's maturity date and liquidity considerations based on current market conditions. If management intends to hold the securities for longer than one year as of the balance sheet date, they are classified as non-current.

Tuition Receivable and Allowance for Credit Losses

The Company records tuition receivable and contract liabilities for its students upon the start of the academic term or program. Tuition receivables are not collateralized; however, credit risk is minimized as a result of the diverse nature of the Company's student bases and through the participation of the majority of the students in federally funded financial aid programs. An allowance for credit losses is established based upon historical collection rates by age of receivable and adjusted for reasonable expectations of future collection performance, net of estimated recoveries. These collection rates incorporate historical performance based on a student's current enrollment status, likelihood of future enrollment, degree mix trends and changes in the overall economic and regulatory environment. In the event that current collection trends differ from historical trends, an adjustment is made to the allowance for credit losses and bad debt expense.

The Company's current tuition receivable and allowance for credit losses were as follows as of December 31, 2024 and 2025 (in thousands):

	December 31, 2024	December 31, 2025
Tuition receivable	$127,012	$127,634
Allowance for credit losses	(50,885)	(49,432)
Tuition receivable, net	$ 76,127	$ 78,202

An additional $7.0 million and $6.2 million of tuition receivable, net, are included in other assets as of December 31, 2024 and 2025, respectively, because these amounts are expected to be collected after 12 months.

The following table illustrates changes in the Company's current and non-current allowance for credit losses for each of the three years ended December 31, 2025 (in thousands):

	2023	2024	2025
Allowance for credit losses, beginning of period	$ 47,586	$ 47,605	$ 46,185
Additions charged to expense	48,444	53,491	52,671
Write-offs, net of recoveries	(48,425)	(54,911)	(53,391)
Allowance for credit losses, end of period	$ 47,605	$ 46,185	$ 45,465

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation and amortization. In accordance with Accounting Standards Codification ("ASC") 360 *Property, Plant, and Equipment*, the carrying values of the Company's assets are re-evaluated when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If it is determined that an impairment loss has occurred based on expected undiscounted future cash flows, then a loss is recognized using a fair value-based model. During the years ended December 31, 2023, 2024, and 2025, the Company recognized $0.4 million, $0.2 million and $2.6 million, respectively, of impairment charges related to property and equipment, which is included in Restructuring costs on the consolidated statements of income.

Depreciation and amortization of property and equipment is calculated using the straight-line method over the estimated useful lives ranging from three years to 40 years. Depreciation and amortization expense of property and equipment was $48.4 million, $44.4 million and $48.4 million for the years ended December 31, 2023, 2024, and 2025, respectively. Included in the 2023 depreciation and amortization expense amount is $2.6 million of depreciation expense related to content acquired in the ANZ acquisition, which is included in Amortization of intangible assets on the consolidated statements of income. Repairs and maintenance costs are expensed as incurred.

In recent years, the Company has evaluated its owned and leased real estate portfolio to identify underutilized facilities to either downsize or exit. As a result of this evaluation, the Company sold one owned U.S. Higher Education campus in 2023 and one in 2025. The Company sold the related long-lived assets, consisting of land, buildings, and building improvements, and recognized a $2.1 million gain on sale during the year ended December 31, 2023 and a $0.3 million loss on sale during the year ended December 31, 2025. These amounts are included in Restructuring costs on the consolidated statements of income.

Property and equipment includes costs of computer software developed for internal use, which is accounted for in accordance with ASC 350-40, *Internal-Use Software*. Computer software development costs that are incurred in the preliminary project stage are expensed as incurred. During the development stage, direct consulting costs, payroll, and payroll-related costs for employees that are directly associated with the project are capitalized and amortized over the estimated useful life of the software once placed into operation.

Purchases of property and equipment and changes in accounts payable for each of the three years in the period ended December 31, 2025 in the consolidated statements of cash flows have been adjusted to exclude non-cash purchases of property and equipment transactions during that period.

Deferred Costs

The Company defers certain commissions earned by third party international agents that are considered incremental and recoverable costs of obtaining a contract with customers in the Australia/New Zealand segment. These costs are amortized over the period of benefit which ranges from one to two years. The Company also defers implementation costs incurred in cloud computing arrangements and amortizes these costs over the term of the arrangement.

Leases

The Company determines if an arrangement is a lease at inception. The Company analyzes each lease agreement to determine whether it should be classified as a finance lease or operating lease. Leases with an initial term longer than 12 months are included in right-of-use ("ROU") lease assets, lease liabilities, and lease liabilities, non-current on the Company's consolidated balance sheets. The Company combines lease and non-lease components for all leases.

ROU lease assets represent the Company's right to use an underlying asset for the lease term, and lease liabilities represent the Company's obligation to make lease payments arising from the lease. ROU lease assets and lease liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. As the implicit interest rate for most of the Company's leases cannot be readily determined, the Company uses its incremental borrowing rate based on information available at the commencement date in determining the present value of lease payments. Lease expense for lease payments is recognized on a straight-line basis over the lease term for operating leases.

Leases with an initial term of 12 months or less are not recorded on the balance sheet. The Company recognizes lease expense for these leases on a straight-line basis over the lease term. The Company subleases certain building space to third parties and sublease income is recognized on a straight-line basis over the lease term. See Note 7 for additional information.

Fair Value

ASC 820-10, *Fair Value Measurement*, establishes a framework for measuring fair value, establishes a fair value hierarchy based upon the observability of inputs used to measure fair value, and expands disclosures about fair value measurements. Assets and liabilities are classified in their entirety within the fair value hierarchy based on the lowest level input that is significant to the fair value measurement. Under ASC 820-10, fair value of an investment is the price that would be received to sell an asset or to transfer a liability to an entity in an orderly transaction between market participants at the measurement date. The hierarchy gives the highest priority to assets and liabilities with readily available quoted prices in an active market and lowest priority to unobservable inputs, which require a higher degree of judgment when measuring fair value, as follows:

- Level 1 assets or liabilities use quoted prices in active markets for identical assets or liabilities as of the measurement date;

- Level 2 assets or liabilities use observable inputs, other than quoted market prices, that are either directly or indirectly observable in the marketplace for identical or similar assets and liabilities; and

- Level 3 assets or liabilities use unobservable inputs that are supported by little or no market activity.

The Company's assets and liabilities that are subject to fair value measurement are categorized in one of the three levels above. Fair values are based on the inputs available at the measurement dates, and may rely on certain assumptions that may affect the valuation of fair value for certain assets or liabilities.

Goodwill and Intangible Assets

Goodwill represents the excess of the purchase price of an acquired business over the amount assigned to the assets acquired and liabilities assumed in a business combination. Indefinite-lived intangible assets, which include trade names, are recorded at fair value on their acquisition date. An indefinite life was assigned to the trade names because they have the continued ability to generate cash flows indefinitely.

Goodwill and the indefinite-lived intangible assets are assessed at least annually for impairment on the first day of the fourth quarter, or more frequently if events occur or circumstances change between annual tests that would more likely than not reduce the fair value of the respective reporting unit or indefinite-lived intangible asset below its carrying amount. The Company identifies its reporting units by assessing whether the components of its operating segments constitute businesses for which discrete financial information is available, and management regularly reviews the operating results of those components.

The Company's goodwill impairment test includes an option to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the Company concludes that it is more likely than not that the fair value of a reporting unit is less than its carrying amount based on the qualitative assessment, or that a qualitative assessment should not be performed for a reporting unit, the Company proceeds with performing a quantitative goodwill impairment test. In performing the quantitative goodwill impairment test, the Company compares the fair value of the reporting unit to the carrying value of its net assets. If the fair value of the reporting unit exceeds the carrying value of the net assets of the reporting unit, goodwill is not impaired and no further testing is required. If the carrying value of the net assets of the reporting unit exceeds the fair value of the reporting unit, an impairment loss is recognized to the extent the fair value of the reporting unit is less than the carrying value of the reporting unit's net assets.

Finite-lived intangible assets acquired in business combinations are recorded at fair value on their acquisition dates and are amortized on a straight-line basis over the estimated useful life of the asset. The Company reviews its finite-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If such assets are not recoverable, a potential impairment loss is recognized to the extent the carrying amount of the assets exceeds the fair value of the assets. Finite-lived intangible assets consisted of student relationships, which were all fully amortized by the end of 2023.

Authorized Stock

The Company has authorized 32,000,000 shares of common stock, par value $0.01, of which 24,502,385 and 22,968,860 shares were issued and outstanding as of December 31, 2024 and 2025, respectively. The Company has authorized 8,000,000 shares of preferred stock, none of which is issued or outstanding. Before any preferred stock may be issued, the Board of Directors must establish the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications, and the terms or conditions of the redemption of the preferred stock.

The Board of Directors declared a quarterly cash dividend of $0.60 per common share for each quarter of 2025. The Company paid these quarterly cash dividends in March, June, September and December of 2025.

Advertising Costs

The Company expenses advertising costs in the quarter incurred. Advertising costs were $185.0 million, $186.3 million and $192.4 million for the years ended December 31, 2023, 2024, and 2025, respectively, and are included within General and administration expense on the consolidated statements of income.

Stock-Based Compensation

In accordance with ASC 718, *Stock Compensation*, the Company measures and recognizes compensation expense for all share-based payment awards made to employees and directors, including employee stock options, restricted stock, restricted stock units, performance stock units, and employee stock purchases related to the Company's Employee Stock Purchase Plan, based on estimated fair values. The fair value of restricted stock awards granted is measured using the fair value of the Company's common stock on the date of grant or the most recent modification date, whichever is later. The Company records compensation expense for all share-based payment awards ratably over the vesting period. For awards with graded vesting, the Company measures fair value and records compensation expense separately for each vesting tranche. Stock-based compensation expense recognized in the consolidated statements of income for each of the three years in the period ended December 31, 2025 is based on awards ultimately expected to vest and, therefore, has been adjusted for estimated forfeitures. The Company estimates forfeitures at the time of grant and revises the estimate, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The forfeiture rate used is based on historical experience. The Company also assesses the likelihood that performance criteria associated with performance-based awards will be met. If it is determined that it is more likely than not that performance criteria will not be achieved, the Company revises its estimate of the number of shares it believes will ultimately vest. Refer to Note 15 for additional information.

Net Income Per Share

Basic earnings per share is computed by dividing net income by the weighted average number of shares of common stock outstanding during the periods. Diluted earnings per share reflects the potential dilution that could occur assuming conversion or exercise of all dilutive unexercised stock options, restricted stock, and restricted stock units ("stock awards"). The dilutive effect of stock awards was determined using the treasury stock method. Under the treasury stock method, the following are assumed to be used to repurchase shares of the Company's common stock: (1) the proceeds received from the exercise of stock options, and (2) the amount of compensation cost associated with the stock awards for future service not yet recognized by the Company. Stock awards are excluded from the computation of diluted earnings per share when their effect would be anti-dilutive.

Set forth below is a reconciliation of shares used to calculate basic and diluted earnings per share for each of the three years ended December 31, 2025 (in thousands):

	2023	2024	2025
Weighted average shares outstanding used to compute basic earnings per share . . .	23,403	23,406	22,749
Incremental shares issuable upon the assumed exercise of stock options	4	5	1
Unvested restricted stock and restricted stock units	549	729	652
Shares used to compute diluted earnings per share	23,956	24,140	23,402
Anti-dilutive shares excluded from the diluted earnings per share calculation	174	—	212

Comprehensive Income

Comprehensive income includes net income and all changes in the Company's equity during a period from non-owner sources, which for the Company consists of foreign currency translation adjustments and unrealized gains and losses on available-for-sale marketable securities, net of tax. As of December 31, 2023, 2024, and 2025, the balance of accumulated other comprehensive loss was $34.2 million, net of tax of $0.1 million, $88.6 million, net of tax of $0.1 million, and $46.1 million, respectively. There were no reclassifications out of accumulated other comprehensive income (loss) to net income for the years ended December 31, 2023 and 2024. During the year ended December 31, 2025, approximately $0.2 million, net of tax of $0.1 million, of unrealized gains (losses) on marketable securities was reclassified out of accumulated other comprehensive income (loss) to Other income on the consolidated statements of income.

Income Taxes

The Company provides for deferred income taxes based on temporary differences between financial statement and income tax bases of assets and liabilities using enacted tax rates in effect in the year in which the differences are expected to reverse. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount that more likely than not will be realized.

ASC 740, *Income Taxes*, requires the company to determine whether uncertain tax positions should be recognized within the Company's financial statements. The Company recognizes interest and penalties, if any, related to uncertain tax positions in income tax expense. Uncertain tax positions are recognized when a tax position, based solely on its technical merits, is determined more likely than not to be sustained upon examination. Upon determination, uncertain tax positions are measured to determine the amount of benefit that is greater than 50% likely to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. A tax position is derecognized if it no longer meets the more likely than not threshold of being sustained.

The tax years since 2022 remain open for federal tax examination, the tax years since 2021 remain open to examination by certain states, and the tax years since 2020 remain open to examination by foreign taxing jurisdictions in which the Company is subject to taxation.

In December 2021, the Organization for Economic Cooperation and Development ("OECD") introduced Pillar Two Model Rules to establish a global minimum tax rate of 15% on a per-country basis. Countries where the Company operates, such as Australia and New Zealand, have enacted domestic legislation to implement these global corporate minimum tax rules for fiscal years beginning after January 1, 2024, and January 1, 2025, respectively. The Company has evaluated the impact of the OECD's Pillar Two framework on its financial statements and determined that Pillar Two did not have a material impact on its 2025 financial statements. We remain compliant with all relevant regulations and will continue to monitor any future developments that may affect our financial reporting.

Other Investments

The Company holds investments in certain limited partnerships that invest in innovative companies in the health care and education-related technology fields. The Company accounts for the investments in limited partnerships under the equity method. The Company's pro-rata share in the net income (loss) of the limited partnerships is included in Other income on the consolidated statements of income. The Company also holds investments accounted for at cost less impairment as these investments do not have readily determinable fair value.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of expenses during the period reported. The most significant management estimates include allowances for credit losses, useful lives of property and equipment and intangible assets, incremental borrowing rates, potential sublease income and vacancy periods, accrued expenses, forfeiture rates and the likelihood of achieving performance criteria for stock-based awards, value of free courses earned by students that will be redeemed in the future, valuation of goodwill and intangible assets, and the provision for income taxes. Actual results could differ from those estimates.

Recently Adopted Accounting Pronouncements

In December 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures* ("ASU 2023-09"), which requires disclosure of specific categories in the effective tax rate reconciliation. Further, the standard requires certain disclosures of state versus federal income tax expense and taxes paid. The Company adopted ASU 2023-09 for its annual reporting period ended on December 31, 2025 and applied the amendments prospectively. See Note 19 for the required income tax disclosures.

Recently Issued Accounting Standards Not Yet Adopted

In November 2024, the FASB issued ASU 2024-03, *Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses* ("ASU 2024-03"). ASU 2024-03 requires the disclosure of amounts related to purchases of inventory, employee compensation, depreciation, intangible asset amortization, and depletion within each income statement expense line item that contains any of these expenses. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and for interim periods beginning after December 15, 2027. Early adoption is permitted, and the amendments can be applied prospectively or retrospectively. The Company is currently evaluating the impact that ASU 2024-03 will have on its consolidated financial statement disclosures.

In September 2025, the FASB issued ASU 2025-06, *Intangibles — Goodwill and Other — Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software* ("ASU 2025-06"). ASU 2025-06 eliminates the existing guidance that categorizes software development into distinct project stages and replaces it with a recognition threshold based on management's authorization and commitment to fund the project, along with the probability of completion and intended use. ASU 2025-06 is effective for fiscal years beginning after December 15, 2027, and for interim periods within those annual periods. Early adoption is permitted, and the amendments can be applied prospectively or retrospectively. The Company is currently evaluating the impact that ASU 2025-06 will have on its consolidated financial statements and related disclosures.

Other ASUs recently issued by the FASB but not yet effective are not expected to have a material effect on the Company's consolidated financial statements.

3. Revenue Recognition

The Company's revenues primarily consist of tuition revenue arising from educational services provided in the form of classroom instruction and online courses. Tuition revenue is deferred and recognized ratably over the period of instruction, which varies depending on the course format and chosen program of study. Capella University's GuidedPath classes and Strayer University's educational programs typically are offered on a quarterly basis, and such periods coincide with the Company's quarterly financial reporting periods, while Capella University's FlexPath courses are delivered over a twelve-week subscription period. Torrens University offers the majority of its education programs on a trimester system having three primary academic terms, which all occur within the calendar year.

The following table presents the Company's revenues from contracts with customers disaggregated by material revenue category for the years ended December 31, 2023, 2024, and 2025 (in thousands):

	2023	2024	2025
U.S. Higher Education Segment			
Tuition, net of discounts, grants and scholarships	$ 784,066	$ 820,913	$ 830,061
Other[1]	34,887	36,977	38,178
Total U.S. Higher Education Segment	818,953	857,890	868,239
Australia/New Zealand Segment			
Tuition, net of discounts, grants and scholarships	226,393	249,336	245,513
Other[1]	7,125	7,783	6,071
Total Australia/New Zealand Segment	233,518	257,119	251,584
Education Technology Services Segment[2]	80,453	104,921	148,397
Consolidated revenue	$1,132,924	$1,219,930	$1,268,220

_____

(1) Other revenue is primarily comprised of academic fees, sales of course materials, placement fees and other non-tuition revenue streams.

(2) Education Technology Services revenue is primarily derived from tuition revenue and administrative fees.

Revenues are recognized when control of the promised goods or services is transferred to customers in an amount that reflects the consideration the Company expects to be entitled to receive in exchange for those goods and services. The Company applies the five-step revenue model under ASC 606, *Revenue Recognition* ("ASC 606") to determine when revenue is earned and recognized.

Arrangements with students may have multiple performance obligations. For such arrangements, the Company allocates net tuition revenue to each performance obligation based on its relative standalone selling price. The Company generally determines standalone selling prices based on the prices charged to customers and observable market prices. The standalone selling price of material rights to receive free classes or scholarships in the future is estimated based on class tuition prices or amounts of scholarships, and likelihood of redemption based on historical student attendance and completion behavior.

At the start of each academic term or program, a contract liability is recorded for academic services to be provided, and a tuition receivable is recorded for the portion of the tuition not paid in advance. Any cash received prior to the start of an academic term or program is recorded as a contract liability. Some students may be eligible for scholarship awards, the estimated value of which will be realized in the future and is deducted from revenue when earned, based on historical student attendance and completion behavior. Contract liabilities are recorded as a current or long-term liability in the consolidated balance sheets based on when the benefits are expected to be realized. Substantially all of the contract liability balance classified as short term at the beginning of the year was recognized into revenue during the year ended December 31, 2025.

Course materials are available to enable students to access electronically all required materials for courses in which they enroll during the quarter. Revenue derived from course materials is recognized ratably over the duration of the course as the Company provides the student with continuous access to these materials during the term. For sales of certain other course materials, the Company is considered the agent in the transaction, and as such, the Company recognizes revenue net of amounts owed to the vendor at the time of sale. Revenues also include certain academic fees recognized within the quarter of instruction, and certificate revenue and licensing revenue, which are recognized as the services are provided.

Contract Liabilities — Learn and Earn Scholarship

Strayer University offers the Learn and Earn Scholarship (formerly known as the Graduation Fund), which allows undergraduate students to earn tuition credits that are redeemable in the final year of a student's course of study if he or she successfully remains in the program. Students registering in credit-bearing courses in any undergraduate degree program receive one free course for every three courses that the student successfully completes. To be eligible, students must meet all of Strayer University's admission requirements, and must be enrolled in a bachelor's degree program. Students who have more than one consecutive term of non-attendance lose any Learn and Earn Scholarship credits earned to date, but may earn and accumulate new credits if the student is reinstated or readmitted by Strayer University in the future.

Revenue from students participating in the Learn and Earn Scholarship is recorded in accordance with ASC 606. The Company defers the value of the related performance obligation associated with the credits estimated to be redeemed in the future based on the underlying revenue transactions that result in progress by the student toward earning the benefit. The Company's estimate of the benefits that will be redeemed in the future is based on its historical experience of student persistence toward completion of a course of study within this program and similar programs. Each quarter, the Company assesses its assumptions underlying these estimates, and to date, any adjustments to the estimates have not been material. The amount estimated to be redeemed in the next 12 months is $16.7 million and is included as a current contract liability in the consolidated balance sheets. The remainder is expected to be redeemed within two to four years.

The table below presents activity in the contract liability related to the Learn and Earn Scholarship for the years ended December 31, 2024 and 2025 (in thousands):

	December 31, 2024	December 31, 2025
Balance at beginning of period	$ 44,480	$ 37,118
Revenue deferred	20,300	20,186
Benefit redeemed	(27,662)	(19,179)
Balance at end of period	$ 37,118	$ 38,125

The portion of the Learn and Earn Scholarship balance related to students enrolled in undergraduate degree programs was $35.3 million and $37.8 million as of December 31, 2024 and 2025, respectively. The remaining Learn and Earn Scholarship balance related to students enrolled in master's degree programs.

Contract Liabilities — Tuition Cap

Students in certain programs at Capella University may be eligible for tuition cap pricing, wherein their tuition is waived once the student has reached the designated dollar cap threshold for their program. The Company defers the value of the related performance obligation associated with this tuition benefit estimated to be redeemed in the future based on the underlying revenue transactions that result in progress by the student towards reaching the tuition cap. The Company's estimate of the benefits that will be redeemed in the future is based on its historical experience of student persistence toward completion of a course of study within these programs or similar programs. Each quarter, the Company assesses its assumptions underlying these estimates. As of December 31, 2024 and 2025, the Company had $14.7 million and $18.5 million, respectively, of contract liabilities in the consolidated balance sheets related to tuition cap benefits that are estimated to be redeemed in the future. The amount estimated to be redeemed in the next 12 months is $7.4 million and is included as a current contract liability in the consolidated balance sheets.

Costs to Obtain a Contract

Certain commissions earned by third party international agents are considered incremental and recoverable costs of obtaining a contract with customers in the Australia/New Zealand segment. These costs are deferred and then amortized over the period of benefit which ranges from one year to two years.

4. Restructuring and Related Charges

The Company incurs severance and other employee separation costs related to employee terminations that are not tied to a formal restructuring plan. During the years ended December 31, 2023, 2024, and 2025, the Company incurred $12.0 million, $4.9 million and $13.3 million, respectively, of severance and other employee separation charges related to the elimination of certain positions. These severance and other employee separation charges are included in Restructuring costs on the consolidated statements of income.

The following details the changes in the Company's severance and other employee separation costs restructuring liabilities for the years ended December 31, 2023, 2024, and 2025 (in thousands):

	Severance Restructuring Liability
Balance as of December 31, 2022	$ —
Restructuring and other charges	12,015
Payments	(11,220)
Balance as of December 31, 2023	795
Restructuring and other charges	4,902
Payments	(5,163)
Balance as of December 31, 2024[1]	534
Restructuring and other charges	13,326
Payments	(13,000)
Balance as of December 31, 2025[1]	$ 860

_____

(1) Restructuring liabilities are included in accounts payable and accrued expenses in the consolidated balance sheets.

The Company evaluates its owned and leased real estate portfolio on an ongoing basis, which has resulted in the consolidation and sale of underutilized facilities. During the years ended December 31, 2023, 2024, and 2025, the Company recorded right-of-use lease asset impairment charges of approximately $5.1 million, $0.7 million, and $4.7 million, respectively, related to facilities that were consolidated during the period. The Company also recorded fixed asset impairment charges of approximately $0.4 million, $0.2 million and $2.6 million during the years ended December 31, 2023, 2024, and 2025, respectively.

The Company recorded net benefits related to the early termination of leases of approximately $0.1 million, $6.2 million and $0.4 million during the years ended December 31, 2023, 2024, and 2025, respectively. These net benefits reflect the reduction of the lease liability for payments that will no longer be required and the corresponding adjustment to the related right-of-use asset, if any, net of cash payments made in connection with the early termination.

During the year ended December 31, 2023, the Company recorded a $2.1 million gain from the sale of property and equipment at an owned campus, and during the year ended December 31, 2025, the Company recorded a $0.3 million loss related to the sale of property and equipment at its last remaining owned campus. These right-of-use lease asset impairments, fixed asset impairments, net benefits from early lease terminations, and gains and losses on the sale of property and equipment are included in Restructuring costs on the consolidated statements of income.

5. Marketable Securities

The following is a summary of available-for-sale securities, which are carried at fair value, as of December 31, 2024 (in thousands):

	Amortized Cost	Gross Unrealized Gain	Gross Unrealized (Losses)	Estimated Fair Value
Balance as of December 31, 2024				
Corporate debt securities	$500	$ —	$(1)	$499
Total	$500	$ —	$(1)	$499

The Company did not have any marketable securities classified as available-for-sale as of December 31, 2025.

The following is a summary of held-to-maturity securities, which are carried at amortized cost, as of December 31, 2024 and 2025 (in thousands):

	Amortized Cost	Gross Unrealized Gain	Gross Unrealized (Losses)	Estimated Fair Value
Balance as of December 31, 2024				
Term deposits	$21,653	$—	$ —	$21,653
U.S. treasury securities	19,778	18	—	19,796
Corporate debt securities	20,000	—	(26)	19,974
Total	$61,431	$18	$(26)	$61,423
Balance as of December 31, 2025				
Term deposits	$ 2,306	$—	$ —	$ 2,306
U.S. treasury securities	4,991	30	—	5,021
Corporate debt securities	5,000	12	—	5,012
Total	$12,297	$42	$ —	$12,339

The unrealized gains and losses on the Company's investments in marketable securities as of December 31, 2024 and 2025 were caused by changes in market values primarily due to interest rate changes. As of December 31, 2025, there were no securities which were in an unrealized loss position for a period longer than twelve months. The Company does not intend to sell these securities, and it is not more likely than not that the Company will be required to sell these securities prior to the recovery of their amortized cost basis, which may be at maturity. As such, no impairment charges were recorded during the years ended December 31, 2023, 2024, and 2025. The Company has no allowance for credit losses related to its marketable securities as all investments are in investment grade securities.

The following table summarizes the maturities of the Company's marketable securities as of December 31, 2024 and 2025 (in thousands):

	December 31, 2024		December 31, 2025	
	Available-for-sale securities	Held-to-maturity securities	Available-for-sale securities	Held-to-maturity securities
Due within one year	$499	$46,450	$ —	$ 7,297
Due after one year through five years	—	14,981	—	5,000
Total	$499	$61,431	$ —	$12,297

The following table summarizes the purchases of and proceeds from marketable securities for the years ended December 31, 2023, 2024, and 2025 (in thousands):

	December 31, 2023	December 31, 2024	December 31, 2025
Purchases of marketable securities			
Purchases of held-to-maturity securities	26,905	54,117	28,094
Total purchases of marketable securities	$26,905	$54,117	$28,094
Proceeds from marketable securities			
Maturities of available-for-sale securities	$ 9,800	$12,805	$ 500
Maturities of held-to-maturity securities	—	18,220	78,578
Total proceeds from marketable securities	$ 9,800	$31,025	$79,078

The Company did not sell any available-for-sale or held-to-maturity securities during the years ended December 31, 2023, 2024, and 2025. The Company did not record any gross realized gains or losses in net income during the years ended December 31, 2023, 2024, and 2025.

6. Property and Equipment

The composition of property and equipment as of December 31, 2024 and 2025 is as follows (in thousands):

	December 31, 2024	December 31, 2025	Estimated useful life (years)
Land	$ 1,499	$ —	—
Buildings and improvements	6,186	—	10-40
Furniture and office equipment	39,196	37,310	5-7
Computer hardware	13,142	14,862	3-7
Computer software	175,039	190,841	3-10
Leasehold improvements	67,858	65,292	3-15
Construction in progress	8,006	8,238	—
	310,926	316,543	
Accumulated depreciation and amortization	(199,679)	(209,170)	
	$ 111,247	$ 107,373	

Construction in progress includes costs associated with the construction and renovation of facilities and the development of information technology applications.

7. Leases

The Company has long-term, non-cancelable operating leases for campuses and other administrative facilities. These leases generally range from 3 years to 15 years and may include renewal options to extend the lease term. In addition, the leases commonly include lease incentives in the form of rent abatements and tenant improvement allowances. The Company subleases certain portions of unused building space to third parties.

The components of lease costs were as follows for the years ended December 31, 2023, 2024, and 2025 (in thousands)

	2023	2024	2025
Lease Cost:			
Operating lease cost[(1)]	$29,897	$19,012	$26,563
Short-term lease cost	360	429	311
Sublease income	(906)	(389)	(303)
Total lease costs	$29,351	$19,052	$26,571

_____

(1) During the years ended December 31, 2023, 2024, and 2025, operating lease cost includes $5.1 million, $0.7 million, and $4.7 million of right-of-use lease asset impairment charges, respectively, related to redundant leased space that was vacated during the year. During the years ended December 31, 2023, 2024 and 2025, operating lease cost includes $0.1 million, $6.2 million, and $0.4 million, respectively, of net benefits related to the early termination of leases. These net benefits reflect the reduction of the lease liability for payments that will no longer be required and the corresponding adjustment to the related right-of-use asset, if any, net of cash payments made in connection with the early termination.

The following table provides a summary of the Company's average lease term and discount rate as of December 31, 2024 and 2025:

	As of December 31, 2024	As of December 31, 2025
Weighted average remaining lease term (years)	6.8	6.7
Weighted average discount rate	4.88%	4.98%

Supplemental information related to the Company's leases for the years ended December 31, 2023, 2024, and 2025 (in thousands):

	Year ended December 31, 2023	Year ended December 31, 2024	Year ended December 31, 2025
Cash paid for amounts included in the measurement of lease liabilities	$30,742	$30,348	$28,523
Right-of-use assets obtained in exchange for operating lease liabilities	$17,921	$10,299	$ 8,133

Maturities of lease liabilities (in thousands):

Year Ending December 31,	
2026	$ 17,892
2027	20,315
2028	19,220
2029	17,913
2030	14,525
Thereafter	41,215
Total lease payments[(1)]	131,080
Less: interest	(21,959)
Present value of lease liabilities	$109,121

_____

(1) Excludes approximately $4.3 million of legally binding minimum lease payments for leases that were signed but had not yet commenced as of December 31, 2025.

8. Fair Value Measurement

Assets measured at fair value on a recurring basis consist of the following as of December 31, 2024 (in thousands):

		Fair Value Measurements at Reporting Date Using		
	December 31, 2024	Quoted Prices in Active Markets for Identical Assets/Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Money market funds	$92,416	$92,416	$ —	$ —
Available-for-sale securities:				
Corporate debt securities	499	—	499	—
Total assets at fair value on a recurring basis	$92,915	$92,416	$499	$ —

Assets measured at fair value on a recurring basis consist of the following as of December 31, 2025 (in thousands):

		Fair Value Measurements at Reporting Date Using		
	December 31, 2025	Quoted Prices in Active Markets for Identical Assets/Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Money market funds	$88,239	$88,239	$ —	$ —
Total assets at fair value on a recurring basis	$88,239	$88,239	$ —	$ —

The Company measures the above items on a recurring basis at fair value as follows:

- Money market funds — Classified in Level 1 is excess cash the Company holds in money market funds, which are included in cash and cash equivalents in the accompanying consolidated balance sheets. The Company's other cash and cash equivalents as of December 31, 2024 and 2025 approximate fair value and are not disclosed in the above tables because of the short-term nature of the financial instruments.

- Available-for-sale securities — Classified in Level 2 and valued using readily available pricing sources for comparable instruments utilizing observable inputs from active markets. The Company does not hold securities in inactive markets. The Company records any net unrealized gains and losses for changes in fair value as a component of accumulated other comprehensive income (loss) in stockholders' equity.

The Company's held-to-maturity marketable securities, which consist of term deposits, U.S. treasury securities, and corporate debt securities, are not included in the tables above as they are carried at amortized cost and not measured at fair value on a recurring basis. The estimated fair value of the Company's held-to-maturity marketable securities at December 31, 2024 and 2025 was $61.4 million and $12.3 million, respectively. These securities are valued using readily available pricing sources for comparable instruments utilizing observable inputs from active markets and are classified in Level 2 of the fair value hierarchy.

The Company did not change its valuation techniques associated with recurring fair value measurements from prior periods and did not transfer assets or liabilities between levels of the fair value hierarchy during the years ended December 31, 2024 or 2025.

9. Goodwill and Intangible Assets

Goodwill

The following table presents changes in the carrying value of goodwill by segment for the years ended December 31, 2024 and 2025 (in thousands):

	U.S. Higher Education	Australia / New Zealand	Education Technology Services	Total
Balance as of December 31, 2023	$632,075	$519,813	$100,000	$1,251,888
Additions	—	—	—	—
Impairments	—	—	—	—
Currency translation adjustments	—	(45,005)	—	(45,005)
Balance as of December 31, 2024	632,075	474,808	100,000	1,206,883
Additions	—	—	—	—
Impairments	—	—	—	—
Currency translation adjustments	—	35,530	—	35,530
Balance as of December 31, 2025	$632,075	$510,338	$100,000	$1,242,413

The Company assesses goodwill at least annually for impairment during the fourth quarter, or more frequently if events occur or circumstances change between annual tests that would more likely than not reduce the fair value of the respective reporting unit below its carrying amount.

In 2025, the Company performed a qualitative impairment assessment of goodwill assigned to its reporting units using the first day of the fourth quarter of 2025 as the assessment date. The Company evaluated the likelihood of impairment by considering qualitative factors relevant to the reporting units, such as macroeconomic conditions, industry and market considerations, cost factors, overall financial performance, and any other factors that could have a significant bearing on fair value. Based on the results of this qualitative impairment analysis, the Company concluded that no impairment indicators existed for its reporting units as of the assessment date. There were no goodwill impairment charges recorded during the years ended December 31, 2023, 2024, and 2025.

Intangible Assets

The Company's finite-lived intangible assets were comprised of approximately $200.0 million of student relationships, which were amortized on a straight-line basis over a three-year useful life. Straight-line amortization expense for finite-lived intangible assets reflected the pattern in which the economic benefits of the assets were consumed over their estimated useful lives. All finite-lived intangible assets were fully amortized by the end of 2023. Amortization expense related to finite-lived intangible assets was $8.9 million for the year ended December 31, 2023.

Indefinite-lived intangible assets not subject to amortization consist of trade names. The Company assigned an indefinite useful life to its trade name intangible assets, as it is believed these assets have the ability to generate cash flows indefinitely. In addition, there are no legal, regulatory, contractual, economic, or other factors to limit the useful life of the trade name intangibles.

The following table presents changes in the carrying value of indefinite-lived intangible assets for the years ended December 31, 2024 and 2025 (in thousands):

	Indefinite-Lived Intangible Assets
Balance as of December 31, 2023	$251,623
Additions	—
Impairments	(800)
Currency translation adjustments	(5,725)
Balance as of December 31, 2024	245,098
Additions	—
Impairments	(356)
Currency translation adjustments	4,501
Balance as of December 31, 2025	$249,243

The Company assesses indefinite-lived intangible assets at least annually for impairment during the fourth quarter, or more frequently if events occur or circumstances change between annual tests that would more likely than not reduce the fair value of the respective indefinite-lived intangible asset below its carrying amount.

In 2025, the Company performed a qualitative impairment assessment of its indefinite-lived intangible assets using the first day of the fourth quarter of 2025 as the assessment date. The Company evaluated the likelihood of impairment by considering qualitative factors, such as macroeconomic conditions, industry and market considerations, cost factors, overall financial performance, and any other factors that could have a significant bearing on fair value. Based on the results of this qualitative impairment analysis, the Company concluded that no impairment indicators existed for its indefinite-lived intangible assets as of the assessment date.

There were no impairment charges related to indefinite-lived intangible assets recorded during the year ended December 31, 2023. During the years ended December 31, 2024 and 2025, the Company recorded indefinite-lived intangible asset impairment charges of $0.8 million and $0.4 million, respectively, which are included in Restructuring costs on the consolidated statements of income.

10. Other Current Assets

Other current assets consist of the following as of December 31, 2024 and 2025 (in thousands):

	December 31, 2024	December 31, 2025
Prepaid expenses	$20,841	$22,970
Cloud computing arrangements	9,402	11,074
Restricted cash	9,082	8,254
Deferred contract costs	3,258	4,714
Other	2,210	2,078
Other current assets	$44,793	$49,090

11. Other Assets

Other assets consist of the following as of December 31, 2024 and 2025 (in thousands):

	December 31, 2024	December 31, 2025
Cloud computing arrangements, net of current portion	$18,328	$24,941
Prepaid expenses, net of current portion	15,678	14,973
Equity method investments	13,428	9,472
Tuition receivable, net, non-current	7,040	6,217
Other investments	2,786	2,786
Deferred contract costs, net of current portion	808	2,149
Other	4,842	4,976
Other assets	$62,910	$65,514

Cloud Computing Arrangements

The Company defers implementation costs incurred in cloud computing arrangements and amortizes these costs over the term of the arrangement.

Prepaid Expenses

Long-term prepaid expenses primarily relate to payments that have been made for future services to be provided after one year. In 2020, pursuant to the terms of the perpetual license agreement associated with the Jack Welch Management Institute, the Company made a final one-time cash payment of approximately $25.3 million for the right to continue to use the Jack Welch name and likeness. As of December 31, 2024 and 2025, $14.7 million and $13.2 million, respectively, of this payment is included in the prepaid expenses, net of current portion balance, as the payment is being amortized over an estimated useful life of 15 years.

Equity Method Investments

The Company holds investments in certain limited partnerships that invest in various innovative companies in the health care and education-related technology fields. The Company has commitments to invest up to an additional $1.7 million across these partnerships through 2031. The Company's investments range from 3% to 5% of any partnership's interest and are accounted for under the equity method.

The following table illustrates changes in the Company's limited partnership investments for the years ended December 31, 2024 and 2025 (in thousands):

	2024	2025
Limited partnership investments, beginning of period	$16,068	$13,428
Capital contributions	531	390
Pro-rata share in the net income (loss) of limited partnerships	(2,699)	(4,346)
Distributions	(472)	—
Limited partnership investments, end of period	$13,428	$ 9,472

Tuition Receivable

Non-current tuition receivable, net, represents tuition that the Company expects to collect, but not within the next 12 months.

Other Investments

The Company holds investments in education technology start-ups focused on transformational technologies that improve student success. These investments are accounted for at cost less impairment as they do not have readily determinable fair value.

Deferred Contract Costs

The Company defers certain commissions paid in the Australia/New Zealand segment to third-party international recruitment agents and amortizes these costs over the period of benefit.

Other

Other is comprised primarily of deferred financing costs associated with the Company's credit facility, deferred accreditation costs associated with the Australia/New Zealand segment, and refundable security deposits associated with the Company's leased campus and office space.

12. Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consist of the following as of December 31, 2024 and 2025 (in thousands):

	December 31, 2024	December 31, 2025
Trade payables	$ 55,733	$ 55,986
Accrued compensation and benefits	38,843	42,083
Accrued student obligations and other	7,173	7,722
Accounts payable and accrued expenses	$101,749	$105,791

13. Long-Term Debt

On October 18, 2024, the Company entered into an amended credit facility (the "Amended Credit Facility"), which provides for a senior secured revolving credit facility (the "Revolving Credit Facility") in an aggregate principal amount of up to $250 million. The Amended Credit Facility provides the Company with an option, subject to obtaining additional loan commitments and satisfaction of certain conditions, to increase the commitments under the Revolving Credit Facility or establish one or more incremental term loans (each, an "Incremental Facility") in the future in an aggregate amount of up to the sum of (x) the greater of (A) $300 million and (B) 100% of the Company's consolidated EBITDA (earnings before interest, taxes, depreciation, amortization, and noncash charges, such as stock-based compensation) calculated on a trailing four-quarter basis and on a pro forma basis, and (y) if such Incremental Facility is incurred in connection with a permitted acquisition or other permitted investment, any amounts so long as the Company's leverage ratio (calculated on a trailing four-quarter basis) on a pro forma basis will be no greater than 1.75:1.00. In addition, the Amended Credit Facility provides for a subfacility for borrowings in certain foreign currencies in an amount equal to the U.S. dollar equivalent of $150 million. The maturity date of the Amended Credit Facility is October 18, 2029. The Company paid approximately $1.7 million in debt financing costs associated with the Amended Credit Facility, and these costs are being amortized on a straight-line basis over the five-year term of the Amended Credit Facility.

Borrowings under the Revolving Credit Facility bear interest at a per annum rate equal to Term SOFR or a base rate, plus a margin ranging from 1.50% to 2.00% depending on the Company's leverage ratio. The Company also is subject to a quarterly unused commitment fee ranging from 0.20% to 0.30% per annum depending on the Company's leverage ratio, times the daily unused amount under the Revolving Credit Facility.

The Amended Credit Facility is guaranteed by all domestic subsidiaries, subject to certain exceptions, and secured by substantially all of the assets of the Company and its subsidiary guarantors. The Amended Credit Facility contains customary affirmative and negative covenants, representations, warranties, events of default, and remedies upon default, including acceleration and rights to foreclose on the collateral securing the Amended Credit Facility. In addition, the Amended Credit Facility requires that the Company satisfy certain financial maintenance covenants, including:

- A leverage ratio of not greater than 2.00 to 1.00. Leverage ratio is defined as the ratio of total debt (net of unrestricted cash in an amount not to exceed $150 million) to trailing four-quarter EBITDA.

110

- A coverage ratio of not less than 1.75 to 1.00. Coverage ratio is defined as the ratio of trailing four-quarter EBITDA and rent expense to trailing four-quarter interest and rent expense.

As of December 31, 2024 and 2025, the Company was in compliance with all covenants of the Amended Credit Facility and had no borrowings outstanding under the Revolving Credit Facility.

During the years ended December 31, 2023, 2024 and 2025, the Company paid $6.8 million, $3.2 million and $0.5 million, respectively, of interest and unused commitment fees related to its Revolving Credit Facility.

14. Other Long-Term Liabilities

Other long-term liabilities consist of the following as of December 31, 2024 and 2025 (in thousands):

	December 31, 2024	December 31, 2025
Contract liabilities, net of current portion	$34,505	$35,577
Asset retirement obligations	3,876	3,874
Other	1,805	5,689
Other long-term liabilities	$40,186	$45,140

Contract Liabilities

In connection with its student tuition contracts, the Company has an obligation to provide free tuition in the future should certain eligibility conditions be maintained. Long-term contract liabilities represent the amount of revenue under these arrangements that the Company expects will be realized after one year.

Asset Retirement Obligations

Certain of the Company's lease agreements require the leased premises to be returned in a predetermined condition.

15. Equity Awards

In connection with the merger with Capella Education Company on August 1, 2018, the Capella Education Company 2014 Equity Incentive Plan (the "2014 Capella Plan") and the Capella Education Company 2005 Stock Incentive Plan (collectively, the "Capella Plans") were assumed by the Company. Under the Capella Plans, shares of the Company's common stock were permitted to be issued upon the exercise or settlement of equity awards that were granted prior to the merger date or pursuant to awards granted after the closing of the merger to legacy Capella Education Company employees under the 2014 Capella Plan.

On November 6, 2018, the Company's shareholders approved the Strategic Education, Inc. 2018 Equity Compensation Plan (the "2018 Plan"), which replaced the Strayer Education, Inc. 2015 Equity Compensation Plan (the "2015 Plan"). The 2018 Plan provides for the granting of restricted stock, restricted stock units, stock options intended to qualify as incentive stock options, options that do not qualify as incentive stock options, and other forms of equity compensation and performance-based awards to employees, officers, and directors of the Company, or to a consultant or advisor to the Company, at the discretion of the Board of Directors. Vesting provisions are at the discretion of the Board of Directors. Options may be granted at option prices based at or above the fair market value of the shares at the date of grant. The maximum term of the awards granted under the 2018 Plan is ten years. The original number of shares of common stock authorized for issuance under the 2018 Plan was 700,000, plus the number of shares available for grant under the 2015 Plan at the time of stockholder approval of the 2018 Plan, plus the number of shares which may become available under the 2015 Plan due to forfeitures of outstanding awards.

On April 27, 2022, the Company's shareholders approved the First Amendment to the 2018 Plan, which increased the total number of shares of common stock available for issuance under the 2018 Plan by the number of shares that were available for issuance under the 2014 Capella Plan as of the effective date of the First Amendment, plus the number of shares that may become available upon the future expiration, forfeiture or cancellation of outstanding awards under the Capella Plans. Subsequent to the shareholders approval of the First Amendment, all equity-based awards are granted under the 2018 Plan.

On April 23, 2025, the Company's shareholders approved the Second Amendment to the 2018 Plan, which increased the total number of shares of common stock available for issuance under the 2018 Plan by 700,000 shares. As of December 31, 2025, 983,727 shares were available for issuance under the 2018 Plan.

As of December 31, 2025, the Company has issued and outstanding awards under the 2018 Plan and the 2014 Capella Plan.

Dividends paid on unvested restricted stock are reimbursed to the Company, and dividend equivalents accumulated on unvested restricted stock units are forfeited, if the recipient forfeits his or her shares as a result of termination of employment prior to vesting in the award, other than as a result of the recipient's death, disability, or certain qualifying terminations in connection with a change in control of the Company, or unless waived by the Company.

Restricted Stock and Restricted Stock Units

The table below sets forth the restricted stock and restricted stock units activity for each of the three years in the period ended December 31, 2025:

	Number of shares or units	Weighted-average grant price
Balance, December 31, 2022	1,071,561	$ 81.70
Grants	271,576	93.93
Vested shares	(154,764)	124.19
Forfeitures	(97,251)	74.03
Balance, December 31, 2023	1,091,122	80.08
Grants	273,533	95.34
Vested shares	(124,897)	137.81
Forfeitures	(9,417)	69.37
Balance, December 31, 2024	1,230,341	78.03
Grants	268,430	96.78
Vested shares	(313,793)	89.12
Forfeitures	(28,963)	82.98
Balance, December 31, 2025	1,156,015	$ 79.25

Stock Options

The table below sets forth the stock option activity and other stock option information for each of the three years in the period ended December 31, 2025:

	Number of shares	Weighted-average exercise price	Weighted-average remaining contractual life (years)	Aggregate intrinsic value[1] (in thousands)
Balance, December 31, 2022	23,299	$65.76	3.0	$352
Grants	—	—		
Exercises	(4,138)	53.95		
Forfeitures/Expirations	—	—		
Balance, December 31, 2023	19,161	68.32	2.2	461
Grants	—	—		
Exercises	(8,056)	63.57		
Forfeitures/Expirations	—	—		
Balance, December 31, 2024	11,105	71.76	1.6	241
Grants	—	—		
Exercises	(4,898)	62.40		
Forfeitures/Expirations	(749)	74.75		
Balance, December 31, 2025	5,458	$79.74	0.9	$ 34
Exercisable, December 31, 2025	5,458	$79.74	0.9	$ 34

---

(1) The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the difference between the Company's closing stock price on the respective trading day and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holder had all options been exercised on the respective trading day. The amount of intrinsic value will change based on the fair market value of the Company's common stock.

The Company received $0.2 million, $0.5 million, and $0.3 million of net cash proceeds related to stock options exercised during the years ended December 31, 2023, 2024, and 2025, respectively. The aggregate intrinsic value of the stock options exercised during the years ended December 31, 2023, 2024, and 2025 was $0.1 million, $0.3 million, and $0.1 million, respectively.

Valuation and Expense Information under ASC 718, Stock Compensation

At December 31, 2025, total stock-based compensation cost which has not yet been recognized was $39.4 million for unvested restricted stock and restricted stock units. This cost is expected to be recognized over the next 1.4 years on a weighted-average basis. Approximately 742,000 shares of restricted stock awards and restricted stock units are subject to performance conditions. The stock-based compensation expense for performance awards is based on the Company's estimates that such performance criteria are probable of being achieved over the respective vesting periods. Such a determination involves judgment surrounding the Company's ability to maintain regulatory compliance. If the performance targets are not reached during the respective vesting period, or it is determined it is more likely than not that the performance criteria will not be achieved, related compensation expense is adjusted.

The following table reflects the amount of stock-based compensation expense recorded in each of the expense line items for the years ended December 31, 2023, 2024, and 2025 (in thousands):

	2023	2024	2025
Instructional and support costs	$ 5,804	$ 6,989	$ 8,365
General and administration	13,461	18,239	14,360
Restructuring costs	507	343	229
Stock-based compensation expense included in operating expense	19,772	25,571	22,954
Tax benefit	5,156	6,824	6,012
Stock-based compensation expense, net of tax	$14,616	$18,747	$16,942

During the years ended December 31, 2023 and 2024, the Company recognized shortfall tax impacts of approximately $1.4 million and $1.2 million, respectively, related to share-based payment arrangements, which were adjustments to the provision for income taxes. During the year ended December 31, 2025, the Company recognized windfall tax benefits of approximately $0.4 million.

16. Other Employee Benefit Plans

The Company sponsors the Strategic Education, Inc. 401(k) Plan, which covers all eligible employees of the Company. The Company makes discretionary contributions to participants of the Strategic Education, Inc. 401(k) Plan through a Company match of 100% on the first 2%, and 50% on the next 2%, of the employee contributions, for a maximum company match of 3%. The Company's contributions to these plans totaled $8.2 million, $8.6 million and $8.9 million for the years ended December 31, 2023, 2024, and 2025, respectively.

Pursuant to local laws, ANZ is required to make contributions on behalf of its employees for post-retirement superannuation benefits. In addition, ANZ has recorded a liability for long service leave, an entitlement for which employees meeting certain requirements are eligible for extended paid leave. The Company incurred $8.6 million, $9.3 million, and $10.9 million in expense related to these arrangements for the benefit of ANZ employees for the years ended December 31, 2023, 2024, and 2025, respectively.

In May 1998, the Company adopted the Strayer Education, Inc. Employee Stock Purchase Plan ("ESPP"). Under the ESPP, eligible employees may purchase shares of the Company's common stock, subject to certain limitations, at 90% of its market value at the date of purchase. Purchases are limited to 10% of an employee's eligible compensation. The aggregate number of shares of common stock that may be made available for purchase by participating employees under the ESPP is 2,500,000 shares. Shares purchased in the open market for employees for the years ended December 31, 2023, 2024, and 2025 were as follows:

	Shares purchased	Average price per share
2023	13,934	$72.38
2024	12,507	$90.79
2025	16,374	$75.29

17. Stock Repurchase Plan

In November 2003, the Company's Board of Directors authorized the Company to repurchase up to an aggregate of $15 million in value of common stock in open market purchases from time to time at the discretion of the Company's management depending on market conditions and other corporate considerations. The Company's Board of Directors amended the program on various dates, increasing the repurchase amount authorized and extending the expiration date. At December 31, 2025, $213.5 million of the Company's share repurchase authorization was remaining for repurchases through December 31, 2026. All of the Company's share repurchases were effected in compliance with Rule 10b-18 under the Securities Exchange Act of 1934, as amended. This stock repurchase plan may be modified, suspended, or terminated at any time by the Company without notice.

Repurchases of common stock are recorded as a reduction to additional paid-in capital in an amount equal to the price at which the repurchased shares were originally sold, with any excess cash paid to repurchase the shares being recorded as a reduction to retained earnings.

Shares of common stock repurchased on the open market under the Company's repurchase program for the years ended December 31, 2023, 2024, and 2025 were as follows:

	Shares repurchased	Average price paid per share
2023	129,073	$77.47
2024	119,926	$95.97
2025	1,708,368	$81.30

18. Commitments and Contingencies

The Company's U.S. Higher Education institutions participate in various federal student financial assistance programs which are subject to audit by agencies, including the Department of Education, the Veterans Administration, and the Department of Defense. Management believes that the potential effects of audit adjustments, if any, for the periods currently under audit will not have a material adverse effect, individually or in the aggregate, on the Company's consolidated financial position, results of operations, or cash flows.

19. Income Taxes

The income tax provision for the years ended December 31, 2023, 2024 and 2025 is summarized below (in thousands):

	2023	2024	2025
Current:			
Federal	$20,071	$25,896	$22,835
State	6,228	8,844	8,391
Foreign	10,962	14,295	11,787
Total current	37,261	49,035	43,013
Deferred:			
Federal	(2,437)	(843)	7,525
State	(100)	838	350
Foreign	(3,789)	(282)	(109)
Total deferred	(6,326)	(287)	7,766
Total provision for income taxes	$30,935	$48,748	$50,779

The U.S. and foreign components of income before income taxes for the years ended December 31, 2023, 2024 and 2025 are summarized below (in thousands):

	2023	2024	2025
United States	$ 76,893	$118,785	$139,429
Foreign	23,833	42,647	37,964
Total income before income taxes	$100,726	$161,432	$177,393

The Company intends to indefinitely reinvest its foreign earnings and cash unless such repatriation results in no or minimal tax costs. State income taxes associated with the foreign earnings that the Company intends to repatriate in the future are not material. As such, no deferred tax liabilities have been recorded in the United States with respect to foreign subsidiary earnings.

The tax effects of the principal temporary differences that give rise to the Company's net deferred tax liability are as follows as of December 31, 2024 and 2025 (in thousands):

	2024	2025
Lease liabilities	$ 15,182	$ 13,264
Allowance for credit losses	12,465	12,176
Stock-based compensation	9,758	10,085
Contract liabilities	8,972	9,201
Loss carryforward	3,088	3,977
Other	5,297	7,899
Other facility-related costs	1,033	938
Intangible assets	(69,712)	(71,720)
Right-of-use lease assets	(9,397)	(8,256)
Prepaid expenses	(1,108)	(6,775)
Valuation allowance	(2,991)	(3,889)
Property and equipment	(173)	(2,735)
Net deferred tax liability	$(27,586)	$(35,835)

As of December 31, 2025, Loss carryforward consists of net operating losses related to the states where the Company does not file a consolidated return. The company has state net operating loss carryforwards of $48.4 million which will expire from 2032 through 2042 and $42.8 million which have an indefinite carryover period. The change in the valuation allowance for deferred tax assets as of December 31, 2024 and 2025 was $0.3 million and $0.9 million, respectively, and is primarily related to net operating loss carryforwards in states where the Company does not file a consolidated tax return. The Company concluded that it was more likely than not that the deferred tax asset for the net operating loss carryforwards would not be realized due to negative evidence outweighing the positive evidence regarding the realization of the deferred tax assets. The Company will continue to evaluate its ability to realize its net deferred tax assets on a quarterly basis.

As of December 31, 2024 and 2025, the Company had no unrecognized tax benefits recorded on its consolidated balance sheets. Interest and penalties, including those related to uncertain tax positions, are included in the provision for income taxes in the consolidated statements of income. The Company had no interest and penalties included in the consolidated balance sheets as of December 31, 2024 and 2025.

The following table summarizes changes in unrecognized tax benefits, excluding interest and penalties, for the respective periods (in thousands):

	Year Ended December 31,	
	2024	2025
Beginning unrecognized tax benefits	$ 948	$ —
Additions for tax positions taken in the prior year	—	—
Reductions for tax positions taken in prior years	(948)	—
Ending unrecognized tax benefits	$ —	$ —

During the years ended December 31, 2024 and 2025, the Company did not record any unrecognized tax benefits.

As stated in Note 2, the Company adopted ASU 2023-09 for its annual reporting period ended on December 31, 2025. The Company applied the standard prospectively. Accordingly, the comparative disclosures below for the years ended December 31, 2023 and 2024 continue to be presented under previous ASC 740 disclosure requirements, whereas the disclosures for the year ended December 31, 2025 reflect the enhanced disaggregation requirements under ASU 2023-09.

A reconciliation between the Company's statutory tax rate and the effective tax rate for the years ended December 31, 2023 and 2024, prior to the adoption of ASU 2023-09, is as follows:

	2023	2024
Statutory federal rate	21.0%	21.0%
State income taxes, net of federal benefits	3.7	3.8
Impact of foreign operations	2.1	2.4
Nondeductible compensation	1.9	1.4
Excess tax benefit on share-based compensation	1.1	0.6
Change in valuation allowance	0.8	0.2
Other	0.1	0.8
Effective tax rate	30.7%	30.2%

A reconciliation between the Company's statutory tax rate and the effective tax rate for the year ended December 31, 2025, after the adoption of ASU 2023-09, is as follows (amounts in thousands):

	2025	
	Amount	Percent
Statutory federal rate	37,252	21.0%
State income taxes, net of federal benefits[1]	6,030	3.4%
Change in valuation allowance (state)	761	0.4%
Impact of foreign operations		
Statutory tax rate difference between Australia and US	3,302	1.9%
Change in valuation allowance	136	0.1%
Other foreign jurisdictions	81	—%
Nontaxable or nondeductible items		
Nondeductible compensation	3,084	1.7%
Excess tax benefit on share-based compensation	(306)	(0.2)%
Other	439	0.3%
Effective tax rate	50,779	28.6%

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(1) State taxes in Virginia, California, Pennsylvania, Georgia, New York, Florida, South Carolina, and Maryland made up the majority (greater than 50 percent) of the tax effect in this category

Cash payments for income taxes were $42.9 million and $49.2 million for the years ended December 31, 2023 and 2024, respectively.

Cash payments (net of refunds) for income taxes by jurisdiction for the year ended December 31, 2025 are summarized below (in thousands):

	2025
Federal	$24,459
State	7,827
Foreign	16,561
Total cash payments (net of refunds) for income taxes	$48,847

The jurisdictions in which income taxes paid (net of refunds) exceeded 5 percent of total income taxes paid (net of refunds) for the year ended December 31, 2025 are as follows (in thousands):

	2025
Foreign	
Australia	$15,817

On July 4, 2025, President Trump signed the One Big Beautiful Bill Act ("OBBBA"), which includes significant tax-related provisions, such as the permanent extension of certain expiring provisions of the Tax Cuts and Jobs Act, modifications to the international tax framework and the restoration of favorable tax treatment for certain business provisions. The Company accounted for the impacts of OBBBA in 2025, which had no material impact on its annual effective tax rate in 2025.

20. Segment and Geographic Information

Strategic Education is an educational services company that provides access to high-quality education through campus-based and online post-secondary education offerings, as well as through programs to develop job-ready skills for high-demand markets. Strategic Education's portfolio of companies is dedicated to closing the skills gap by placing adults on the most direct path between learning and employment. The Company's organizational structure includes three operating and reportable segments: U.S. Higher Education, Education Technology Services, and Australia/New Zealand.

The USHE segment provides flexible and affordable certificate and degree programs to working adults primarily through Capella University and Strayer University, including the Jack Welch Management Institute MBA, which is an offering of Strayer University. USHE also operates non-degree web and mobile application development courses through Hackbright Academy and Devmountain, which are offerings of Strayer University.

The Education Technology Services segment primarily develops and maintains relationships with employers to build employee education benefits programs that provide employees access to affordable and industry-relevant training, certificate, and degree programs. The employer relationships developed by the Education Technology Services segment are an important source of student enrollment for Capella University and Strayer University, and a significant portion of the revenue attributed to the Education Technology Services segment is driven by the volume of enrollment derived from these employer relationships. Education Technology Services also supports employer partners through Workforce Edge, a platform which provides employers a full-service education benefits administration solution, and Sophia Learning, which offers low-cost online general education-level courses recommended by the American Council on Education for credit at other colleges and universities.

The ANZ segment is comprised of Torrens University, Think Education, and Media Design School at Strayer ("MDS") in Australia and New Zealand, which collectively offer certificate and degree programs in business, design, education, hospitality, healthcare, and technology through campuses in Australia, New Zealand, and online. On September 8, 2025, MDS became a wholly owned subsidiary and international additional location of Strayer University and is included within Strayer University's Middle States Commission on Higher Education accreditation. The New Zealand Qualification Authority approved the transaction and MDS continues to operate as a New Zealand private training establishment. MDS continues to be part of the ANZ reportable segment.

The Company's Chief Operating Decision Maker ("CODM") is the Chief Executive Officer.

Revenue and operating expenses are generally directly attributable to the segments. Inter-segment revenues are not presented separately, as these amounts are immaterial. The Company's CODM does not evaluate operating segments using asset information. The Company's CODM assesses the segments' performance by using each segment's income from operations, which includes certain enterprise shared services allocations attributable to each of the segments. The Company's CODM uses income from operations for each segment in the annual budget and forecasting process. On a monthly basis, the CODM reviews budget-to-actual, latest forecast-to-actual, and year-over-year actual variances when reviewing segment performance and making decisions about the allocation of resources to each segment.

118

A summary of financial information by reportable segment for the year ended December 31, 2023 is presented in the following table (in thousands):

	U.S. Higher Education	Australia/New Zealand	Education Technology Services	Total
Revenues	$818,953	$233,518	$80,453	$1,132,924
Segment expenses				
Direct segment expenses	703,035	178,922	47,283	929,240
Enterprise shared services allocation	56,290	18,734	4,082	79,106
Segment income from operations	$ 59,628	$ 35,862	$29,088	$ 124,578
Unallocated expenses				
Amortization of intangible assets				(11,457)
Merger and integration costs				(1,544)
Restructuring costs				(16,256)
Consolidated income from operations				$ 95,321
Other income				5,405
Consolidated income before income taxes				$ 100,726

A summary of financial information by reportable segment for the year ended December 31, 2024 is presented in the following table (in thousands):

	U.S. Higher Education	Australia/New Zealand	Education Technology Services	Total
Revenues	$857,890	$257,119	$104,921	$1,219,930
Segment expenses				
Direct segment expenses	719,214	200,776	57,910	977,900
Enterprise shared services allocation	61,511	18,949	4,294	84,754
Segment income from operations	$ 77,165	$ 37,394	$ 42,717	$ 157,276
Unallocated expenses				
Restructuring costs				(1,648)
Consolidated income from operations				$ 155,628
Other income				5,804
Consolidated income before income taxes				$ 161,432

A summary of financial information by reportable segment for the year ended December 31, 2025 is presented in the following table (in thousands):

	U.S. Higher Education	Australia/New Zealand	Education Technology Services	Total
Revenues	$868,239	$251,584	$148,397	$1,268,220
Segment expenses				
Direct segment expenses	707,373	194,212	81,148	982,733
Enterprise shared services allocation	58,994	21,918	8,435	89,347
Segment income from operations	$101,872	$ 35,454	$ 58,814	$ 196,140
Unallocated expenses				
Restructuring costs				(21,909)
Consolidated income from operations				$ 174,231
Other income				3,162
Consolidated income before income taxes				$ 177,393

The following table presents a schedule of significant non-cash items included in segment income from operations by reportable segment for the years ended December 31, 2023, 2024, and 2025 (in thousands):

	2023	2024	2025
Depreciation and amortization			
U.S. Higher Education	$33,655	$31,663	$30,730
Australia/New Zealand	8,954	9,065	9,628
Education Technology Services	2,526	3,468	5,169
Amortization of intangible assets	11,457	—	—
Merger and integration costs	336	—	—
Restructuring costs	385	182	2,883
Consolidated depreciation and amortization	$57,313	$44,378	$48,410
Stock-based compensation			
U.S. Higher Education	$17,653	$19,337	$18,395
Australia/New Zealand	(117)	3,951	1,581
Education Technology Services	1,729	1,940	2,749
Restructuring costs	507	343	229
Consolidated stock-based compensation	$19,772	$25,571	$22,954

Geographic Information

The Company's revenues by geographic area, which are primarily generated by students enrolled at institutions in those areas, for the years ended December 31, 2023, 2024, and 2025 were as follows (in thousands):

	2023	2024	2025
United States	$899,406	$962,811	$1,016,636
Australia/New Zealand	233,518	257,119	251,584

The Company's long-lived assets are comprised of Property and equipment, net and Right-of-use lease assets. The Company's long-lived assets by geographic area as of December 31, 2024 and 2025 were as follows (in thousands):

	December 31, 2024	December 31, 2025
United States	$108,418	$100,774
Australia/New Zealand	106,502	97,739

21. Litigation

The Company is involved in litigation and other legal proceedings arising out of the ordinary course of its business. Certain of these matters are discussed below. From time to time, certain matters may arise that are other than ordinary and routine. The outcome of such matters is uncertain, and the Company may incur costs in the future to defend, settle, or otherwise resolve them. The Company accrues for estimated costs related to existing lawsuits, claims and proceedings when it is probable that it will incur these costs in the future and the costs are reasonably estimable. The Company currently believes that the ultimate outcome of such matters will not, individually or in the aggregate, have a material adverse effect on its consolidated financial position, results of operations or cash flows. However, depending on the amount and timing, an unfavorable resolution of some or all of these matters could materially affect future results of operations in a particular period.

On April 20, 2021, Capella University received a letter from the Department of Education referencing *Wright, et al. v. Capella Education Co., et al.* (subsequently captioned *Ornelas, et al. v. Capella, et al.*), United States District Court for the District of Minnesota, Case No. 18-cv-1062, and indicating that the Department would require a fact-finding process pursuant to the borrower defense to repayment regulations to determine the validity of more than 1,000 borrower defense applications that have been submitted regarding Capella University. According to the Department, some of the applications allege similar claims as in the *Wright* matter concerning alleged misrepresentations of the length of time to complete doctoral programs. Capella University subsequently received approximately 500 applications for borrower defense to repayment. Capella University contested each claim for defense to repayment in individualized responses with supporting evidence, the last of which was sent to the Department in August 2021. Since that time, Capella University has not received any communication from the Department related to the set of borrower defense claims received in 2021, nor has Capella University received indication that any of these claims has been evaluated on the facts presented and adjudicated on the merits.

On June 22, 2022, in litigation in which Capella University is not a party, *Sweet, et al. v. Miguel Cardona and the United States Department of Education*, United States District Court for the Northern District of California, Case No. 3:19-cv-03674-WHA, the Department joined a proposed class settlement agreement that resulted in a blanket grant of automatic, presumptive relief for all borrower defense to repayment applications filed by students at any of approximately 150 different listed institutions, including Capella University, through June 22, 2022. The class settlement agreement also provided certain expedited review of borrower defense claims related to schools excluded from the automatic relief list, as well as for borrowers who applied during the period after execution of the settlement and before final approval ("Post-Class Applicants"). The district court granted final approval of the settlement on November 16, 2022. Intervenors, including multiple intervening higher education institutions and companies, appealed the district court's order. Intervenors' request to stay the district court's final judgment approving the settlement pending resolution of the appeal has been denied.

It is unclear whether the Department might seek recovery for the amounts of loans discharged pursuant to the automatic relief provision in the *Sweet* settlement. In a July 25, 2022 filing in the same litigation, the Department stated that providing automatic relief to such borrowers "does not constitute the granting or adjudication of a borrower defense pursuant to the Borrower Defense Regulations, and therefore provides no basis to the Department for initiating a borrower defense recoupment proceeding against any institution identified" on the list. The Department has indicated that any recoupment against institutions "could be imposed only after the Department initiated a separate, future proceeding, in accordance with regulations that require the Department to prove a sufficient basis for liability and provide schools with notice and an opportunity to be heard." If the Department were to seek recovery for the amounts of automatically discharged loans of Capella University students under the *Sweet* settlement, Capella University would dispute and defend against such efforts. At this time, the Company is unable to predict the ultimate outcome of Capella-related borrower defense applications. If the Department were to successfully seek recovery for the amounts of discharged loans from Capella University in future proceedings, any such recovery could have a material adverse effect on our business.

As a result of the Fifth Circuit's August 7, 2023 nationwide injunction of the 2022 Borrower Defense to Repayment ("BDTR") Regulations, the Department announced that while it will not adjudicate any borrower defense applications under the 2022 Borrower Defense to Repayment Regulations unless and until the effective date is reinstated, it will continue to adjudicate applications under a prior version of the rule if required pursuant to a court ordered settlement. For the *Sweet* Post-Class Applicants, the Department agreed to adjudicate such claims under the 2016 BDTR Rule, and, if the Department does not adjudicate the applications by January 28, 2026, it will provide the applicants "Full Settlement Relief" (i.e., federal student loan(s) associated with the borrower's attendance at the school will be discharged, the Department will refund any amounts paid to the Department on those loans, and the credit tradeline for those loans will be deleted from the borrower's credit report). In December 2025, the Department requested an 18-month extension of the January 28, 2026 deadline, which was denied; the Department requested reconsideration in January 2026 and is awaiting the court's decision. In 2023, the Department informed institutions that: it would be notifying most schools of all applications received by the Department from June 23, 2022 to November 15, 2022 (constituting *Sweet* Post-Class Applicants) in a single send (and anticipated completing notification to all schools by approximately April 2024).

On January 25, 2024, Capella University received notice that the Department received approximately 6,700 borrower defense to repayment applications with claims for forgiveness of loans taken out at the university and filed between June 23, 2022 and November 15, 2022. On February 1, 2024, Strayer University received notice that the Department received approximately 1,900 borrower defense to repayment applications with claims for forgiveness of loans taken out at the university and filed between June 23, 2022 and November 15, 2022. In the notices received, the Department indicated that: (1) the notification was occurring prior to any substantive review of the applications as well as their adjudication; (2) it would send the applications to Capella University and Strayer University in batches of 500 per week; (3) it is optional for institutions to respond to the applications; and (4) not responding will result in no negative inference by the Department. The Department has also explained that it will separately decide whether to seek recoupment on any approved claim and that any recoupment actions the Department chooses to initiate will have their own notification and response processes, which include providing additional evidence to the institution. The Department has indicated that an institution will learn of the Department's determination only if it approves a BDTR application and the Department seeks recoupment. In relation to the separate 2021 notice received by Capella University, the Department indicated there were more than 1,000 applications pending, but the Company only ever received approximately 500 actual claims, and after an exhaustive review and response process the Company believes that none properly stated a claim for loan forgiveness. Since the Department's 2024 notices, Capella University has received approximately 6,770 applications, and Strayer University has received approximately 1,870 applications. Each university has provided a response to the applications it received within the time allowed by the Department. At this time, the Company is unable to predict whether the Department will grant BDTR relief for the claims noticed on January 25, 2024, February 1, 2024, or at any other time, or if so, whether it will seek recoupment from Capella University or Strayer University. If the Department were to seek recoupment, Capella University and Strayer University would dispute and defend against such efforts. However, if the Department were to successfully seek recovery for the amounts of discharged loans from Strayer University and Capella University in future proceedings, any such recovery could have a material adverse effect on our business.

22. Regulation

United States Regulation

As institutionally accredited institutions of higher education operating in multiple jurisdictions, Capella University and Strayer University are subject to accreditation rules and varying state licensing and regulatory requirements. In addition, the Higher Education Act and the regulations promulgated thereunder require all higher education institutions that participate in the various Title IV programs, including Capella

University and Strayer University, to comply with detailed substantive and reporting requirements and to undergo periodic regulatory scrutiny. The Higher Education Act mandates specific regulatory responsibility for each of the following components of the higher education regulatory triad: (1) the institutional accrediting agencies recognized by the U.S. Secretary of Education; (2) state education regulatory bodies; and (3) the federal government through the Department of Education. The Company's business activities are planned and implemented to achieve compliance with the rules and regulations of the state, regional and federal agencies that regulate its activities. The regulations, standards, and policies of these regulatory agencies are subject to frequent change.

One Big Beautiful Bill Act

On July 4, 2025, President Trump signed OBBBA, which includes, among other things, amendments to portions of the Higher Education Act of 1965 and the Internal Revenue Code of 1986, as amended. OBBBA makes a variety of changes to federal student aid programs, including loan limits, accountability measures for programs based on low earning outcomes, loan repayment, Pell Grant eligibility, and regulatory changes.

OBBBA eliminates, effective July 2026, Federal Direct PLUS loans for graduate and professional students, with some limited grandfathering for current graduate and professional student borrowers. The law also sets new annual and aggregate loan limits for such borrowers, with some limited grandfathering. For graduate students, OBBBA maintains existing loan limits of $20,500 annually for unsubsidized loans in the Direct Loan Program; for professional students enrolled on or after July 1, 2026, OBBBA raises the annual limits to $50,000. For graduate students who are not and have not been professional students, the new aggregate graduate loan limit is $100,000, irrespective of any undergraduate borrowing. With respect to graduate students who are or have been professional students, the aggregate graduate loan limit is generally $200,000 minus the amounts borrowed for the professional degree program. With respect to professional students, the aggregate graduate loan limit is generally $200,000 minus certain other previously borrowed amounts, including certain subsidized loans and amounts borrowed as a graduate student, if applicable. OBBBA also created a lifetime maximum aggregate amount for Title IV loans that a student may borrow of $257,500 (other than a loan made to the student as a parent borrower on behalf of a dependent student). OBBBA provides institutions the opportunity to limit the amount of loans a student may borrow in an academic year as long as any such limit is applied consistently to all students enrolled in such program of study. Additionally, OBBBA requires that the amount of loan funds available under a student's annual loan eligibility must be reduced in direct proportion to the degree to which that student is not enrolled on a full-time basis during an academic year. The Department initially indicated in July 2025 that it planned to release a schedule of reductions for public comment later in 2025, which institutions would be required to use for students who enrolled less than full-time for academic years 2026-27 and beyond. However, in connection with negotiated rulemaking, consensus was reached in November 2025 on regulatory text that would establish loan eligibility at the time of disbursement using an agreed calculation for less than full-time students, and proposed regulations were released in January 2026.

OBBBA creates an accountability framework, effective July 2026, that institutions must satisfy at the program level in order for students to continue to receive Federal Direct Loans for such programs. OBBBA requires that an undergraduate program become ineligible for Federal Direct Loans if, in two out of three consecutive years, the median earnings of a cohort of program completers are less than the median earnings of working adults aged 25-34 with only a high school diploma, either in the state where the institution is located or, if fewer than 50% of students at the institution reside in the institution's state, the national average. OBBBA requires that a graduate or professional program become ineligible for Federal Direct Loans if, in two out of three consecutive years, the median earnings of a cohort of program completers are less than the median earnings of working adults aged 25-34 with only a bachelor's degree. Comparator median earnings for graduate or professional programs will be calculated based on Bureau of the Census data for working adults aged 25-34 with only a bachelor's degree, and will be the lesser of: (i) working adults in the same field of study in the state where the institution is located, (ii) working adults in the same field of study in the United States, or (iii) all working adults in the state where the institution is located. If fewer than 50% of students at the institution reside in the institution's state, then the median earnings will be calculated based on the lesser of the national average for (i) all working adults or (ii) working adults in the same field of study. Both the undergraduate and graduate/professional accountability provisions apply to the cohort of students who completed the program four years prior, are working, are not enrolled at any institution, and who received Federal Direct Loan funds for enrollment in the program. If a cohort is less than 30 students, the Secretary of Education may aggregate additional years of programmatic data. If a program fails the earnings test for one year, institutions must notify students that the program is at risk of losing Federal Direct Loan eligibility. OBBBA requires that an institutional appeals process be established by the Secretary of Education, and a program's Federal Direct Loan eligibility will continue during such appeal. Programs that lose eligibility under the accountability framework may reapply for eligibility after two years, consistent with requirements that will be established by the Secretary of Education.

Among other things related to loan repayment plans, OBBBA requires that for new loans issued on or after July 2026, borrowers choose between two plans: a Standard Repayment Plan (with fixed monthly payments and fixed terms ranging from 10-25 years) or a new Income-Based Repayment Assistance Plan. Current borrowers repaying loans under existing repayment options may, depending on the loan repayment type: (i) continue to repay under the selected plan or choose a new plan within a prescribed period; or (ii) be required to select from a limited set of plans as of a date certain. For example, borrowers currently on an Income-Contingent Repayment ("ICR") plan must transition to a different plan by July 1, 2028. OBBBA also eliminates unemployment and economic hardship deferments for loans issued on or after July 1, 2027, and reduces the permitted forbearance period to 9 months per 24-month period. Additionally, borrowers will be permitted to rehabilitate defaulted loans twice beginning July 2027, rather than only once under the current rule.

Effective July 1, 2026, students with a Student Aid Index that equals or exceeds twice the maximum Pell Grant amount will be ineligible for Pell Grants. A student will also be ineligible for a Federal Pell Grant during any period for which the student receives grant aid from a non-federal source (including states, institutional aid, or private sources) in an amount that equals or exceeds the student's cost of attendance. Additionally, OBBBA creates Workforce Pell Grants effective July 2026 for students enrolled in eligible workforce programs. Eligible workforce programs must meet a specific definition, including that they are accredited, short-term, career-focused programs (150 to 600 clock hours of instruction over 8 to 15 weeks), which prepare students to pursue one or more certificate or degree programs. In addition, they must be approved by the state governor, aligned with high-demand, high-skill or high-wage jobs, have at least 70% completion and job placement rates, and tuition must be less than the value-added earnings of graduates who received the Workforce Pell Grant. Workforce Pell Grants may not be combined with a regular Pell grant.

OBBBA amends the Higher Education Act to delay the effective date of the 2022 borrower defense to repayment rules, including the closed school discharge provisions, until July 1, 2035. The 2019 version of those rules, which took effect July 1, 2020, is instead reinstated.

The Department of Education convened two negotiated rulemaking committees to meet to consider regulations to implement provisions of OBBBA and related Trump administration priorities, as detailed in the "Negotiated Rulemaking" section below.

Title IV Programs

Students finance their education at Capella University and Strayer University in a variety of ways, and historically a majority of students have participated in one or more Title IV programs. Capella University and Strayer University maintain eligibility for their students to participate in the following Title IV programs:

- *Federal Grants.* Grants under the Federal Pell Grant program are available to eligible students based on financial need and other factors.

- *Campus-Based Programs.* The campus-based Title IV programs include the Federal Supplemental Educational Opportunity Grant program, the Federal Perkins Loan, and the Federal Work-Study Program. Neither Capella University nor Strayer University actively participates in the Federal Perkins Loan program, which expired on September 30, 2017. In addition, Strayer University does not actively participate in the Federal Work-Study Program.

- *Federal Direct Student Loans.* Under the William D. Ford Federal Direct Loan Program, the Department of Education makes loans directly to students and their parents. Undergraduate students who demonstrate financial need may qualify for a subsidized loan. The federal government pays the interest on a subsidized loan while the student is in school and during any approved periods of deferment, after which the student's obligation to repay the loan begins. Unsubsidized loans are available to undergraduate students who do not qualify for a subsidized loan or, in some cases, in addition to a subsidized loan, as well as graduate students (subject to certain limitations).

Federal Financial Aid Regulation

To be eligible to participate in Title IV programs, Capella University and Strayer University must comply with specific standards and procedures set forth in the Higher Education Act and the regulations issued thereunder by the Department of Education. As part of those participation standards, the Department of Education determines whether, among other things, the institution meets certain standards of administrative capability and financial responsibility. The institutions must also follow extensive Department of Education rules regarding the awarding and processing of funds issued under Title IV programs. Some of the key provisions regarding institutional eligibility and processing federal financial aid are described below.

Financial Responsibility

The Higher Education Act and Department of Education regulations establish extensive standards of financial responsibility that institutions such as Capella University and Strayer University must satisfy in order to participate in Title IV programs. These standards generally require that an institution provide the services described in its official publications and statements, properly administer Title IV programs in which it participates, and meet all of its financial obligations, including required refunds and any repayments to the Department of Education for debts and liabilities incurred in programs administered by the Department of Education.

Department of Education standards utilize a complex formula to assess financial responsibility. The standards focus on three financial ratios: (1) equity ratio (which measures the institution's capital resources and ability to borrow); (2) primary reserve ratio (which measures the institution's financial viability and liquidity); and (3) net income ratio (which measures the institution's ability to operate at a profit or within its means). An institution's financial ratios must yield a composite score of at least 1.5 for the institution to be deemed financially responsible without alternative measures and further federal oversight. For Capella University and Strayer University, the Department evaluates financial responsibility at the parent level, based on review of SEI's financial statements. The Company has applied the financial responsibility standards to its financial statements as of and for the year ended December 31, 2025, and based on its calculated composite score and other relevant factors, it believes the Company met the Department of Education's financial responsibility standards.

On November 1, 2016, the Department of Education released a new regulation, which after a series of delays became effective as of October 16, 2018, under which an institution may no longer be considered financially responsible if one or more of a list of triggering events occurs. The Department of Education will automatically determine that an institution is not financially responsible if a "mandatory" triggering event occurs, which includes, among other things, the institution receives certain warnings from the SEC, fails to file required reports in a timely manner, or has a cohort default rate of 30% or greater for each of the two most recent official calculations. The Department of Education will also determine that an institution is not financially responsible if certain triggering events, such as a lawsuit against the institution, an accrediting agency's requirement that the institution submit a teach-out plan, or potential loss of Title IV eligibility for gainful employment programs, result in the institution's recalculated composite score to be less than 1.0. The Department of Education may also invoke certain "discretionary" triggering events, such as citation by a state agency or accrediting agency for failure to satisfy the agency's standards, to determine that an institution is not financially responsible. An institution determined not to be financially responsible because of one or more triggering events may be required to issue an irrevocable letter of credit for not less than 10% of the Title IV funds received by the school for the most recently completed fiscal year and/or will be issued a Provisional Program Participation Agreement.

On August 30, 2019, as part of the final BDTR regulations, the Department of Education made changes to the financial responsibility requirements, including establishing a more limited set, as compared to the 2016 rule, of mandatory and discretionary triggering events that have, or could have, a materially adverse impact on the institution's financial condition and therefore warrant financial protection. The

2019 rule left intact the consequences of the triggering events under the 2016 rule. The 2019 rule further updates the definitions of terms used to calculate an institution's composite score and otherwise amends the composite score methodology to reflect changes in FASB accounting standards pertaining to new leases. The financial responsibility changes became effective July 1, 2020.

On October 23, 2023, the Department released final rules on financial responsibility. Pursuant to new regulations effective July 1, 2024, the Department adopted new mandatory and discretionary triggers and new reporting requirements. New mandatory triggers include but are not limited to failing the 90/10 Rule; receiving at least 50% of Title IV funds from programs that fail gainful employment requirements; certain SEC or exchange actions; and certain actions that result in an institution's recalculated composite score to fall below 1.0, including being subject to a Department action to recover losses from approved BDTR claims. All of the mandatory triggers constitute an automatic failure of the financial responsibility requirements and would enable the Department to seek financial protection. The rules also establish new discretionary triggers that permit the Department to conduct a case-by-case analysis to determine if additional financial protection is needed. Such discretionary triggers include accrediting agency and government agency actions; certain defaults or creditor events; high annual dropout rates; elimination of programs or locations that enroll more than 25% of the institution's Title IV students; and pending BDTR claims, among other things. In general, institutions will be required to report triggering events within 21 days of occurrence. According to the regulation, such triggering events may result in a financial protection requirement that would most likely take the form of a letter of credit or cash escrow and provisional certification to participate in Title IV. The amount of financial protection can range from 10% up to 50% of Title IV funds per triggering event, and the Department may "stack" financial protection requirements if more than one mandatory or discretionary trigger is present.

Student Loan Defaults

The Department of Education calculates a rate of student defaults (known as a cohort default rate) for each institution with 30 or more borrowers entering repayment in a given federal fiscal year. The Department of Education includes in the cohort all student borrowers at the institution who entered repayment on any Direct or Federal Family Education Loan Program loan during that fiscal year. The cohort default rate is the percentage of those borrowers who become subject to their repayment obligation in the relevant federal fiscal year and default by the end of the second federal fiscal year following that fiscal year, resulting in a three-year cohort default rate. Because of the need to collect data on defaults, the Department of Education publishes cohort default rates three years in arrears; for example, in the fall of 2025, the Department of Education issued cohort default rates for federal fiscal year 2022.

The Department of Education may take adverse action against an institution if it has excessive cohort default rates, including without limitation the following:

- If an institution's cohort default rate is 30% or more in a given fiscal year, the institution will be required to assemble a "default prevention task force" and submit to the Department of Education a default improvement plan.

- If an institution's cohort default rate exceeds 30% for two consecutive years, the institution will be required to review, revise, and resubmit its default improvement plan.

- If an institution's cohort default rate exceeds 30% for two out of three consecutive years, the Department of Education may subject the institution to provisional certification.

- If an institution's cohort default rate is equal to or greater than 30% for each of the three most recent federal fiscal years for which data are available, the institution will be ineligible to participate in the Direct Loan Program and Federal Pell Grant Program.

An institution generally loses eligibility to participate in Title IV programs if its most recent cohort default rate is greater than 40%. Institutions with a cohort default rate equal to or greater than 15% for any of the three most recent fiscal years for which data are available are subject to a 30-day delayed disbursement period for first-year, first-time undergraduate borrowers.

National and institutional cohort default rates for cohort years 2020, 2021, and 2022 have been impacted by the COVID-19 repayment pause. Capella University's and Strayer University's official three-year cohort default rates for 2020, 2021, and 2022, as well as the average official three-year cohort default rates for proprietary institutions nationally, were as follows:

Cohort Year	Capella University	Strayer University	National Average Proprietary Institutions
2020	0.0%	0.0%	0.0%
2021	0.0%	0.0%	0.0%
2022	0.0%	0.0%	0.0%

As part of the compliance programs related to the cohort default rate, Capella University and Strayer University provide entrance and exit counseling to their students and engage the services of third parties to counsel students once they are in repayment status regarding their repayment obligations.

On March 27, 2020, Congress passed the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act"), which included a provision that established a federal student loan administrative forbearance period, pause in interest accrual, and suspension of collections activity. In June 2023, the Department of Education announced that student loan interest would begin to accrue on September 1, 2023, and student loan repayment resumed in October 2023.

On July 10, 2023, the Department issued final regulations to create a new income-driven repayment plan to reduce future monthly payments for lower- and middle-income borrowers. Among other things, this new regulation — known as the Saving on a Valuable Education (SAVE) Plan — revised the Revised Pay As You Earn (REPAYE) regulations, eliminated negative amortization, and offered $0 monthly payments for any individual borrower who makes less than roughly $32,800 annually and any borrower in a family of four who makes less than about $67,500 annually (using the 2023 Federal poverty guidelines). The SAVE Plan was scheduled to be fully implemented in July 2024, but a federal appeals court paused implementation of the entire SAVE Plan pending resolution of legal challenges brought by several states. Meanwhile, the Department published an interim final rule to allow borrowers to enroll in the ICR and Pay As You Earn (PAYE) repayment plans, designated for early implementation on December 16, 2024, through July 1, 2027. Although it is too early to know the entirety of the impact that COVID and COVID-related repayment flexibility will have on the cohort default rate, the Company expects that the next one or more cohort years will be affected. On December 9, 2025, the Department announced a proposed joint settlement to resolve the legal challenges, resulting in termination of the SAVE Plan; the settlement is pending court approval.

The 90/10 Rule

A requirement of the Higher Education Act, commonly referred to as the 90/10 Rule, applies only to proprietary institutions of higher education, which include Capella University and Strayer University. Under this rule, a proprietary institution is prohibited from deriving more than 90% of its revenues (as revenues are computed under the Department of Education's methodology) from federal funds on a cash accounting basis (except for certain institutional loans) for any fiscal year. Historically, by statute, only Title IV funds have been considered within the 90% metric; however as described below, that changed for fiscal years beginning on or after January 1, 2023.

A proprietary institution of higher education that violates the 90/10 Rule for any fiscal year will be placed on provisional certification for up to two fiscal years. Proprietary institutions of higher education that violate the 90/10 Rule for two consecutive fiscal years will become ineligible to participate in Title IV programs for at least two fiscal years and will be required to demonstrate compliance with Title IV eligibility and certification requirements for at least two fiscal years prior to resuming Title IV program participation. In addition, the Department of Education discloses on its website any proprietary institution of higher education that fails to meet the 90/10 requirement, and reports annually to Congress the relevant ratios for each proprietary institution of higher education.

On March 11, 2021, President Biden signed the American Rescue Plan Act of 2021, which included a change to the 90/10 methodology to include all federal funding. The Department of Education promulgated new regulations regarding, among other things, the 90/10 rule as part of the Institutional and Programmatic Eligibility negotiated rulemaking and the committee reached consensus on the topic in March 2022. The

Department released final regulations on October 27, 2022. The regulatory changes require proprietary institutions to count all "federal education assistance funds" as federal revenue in the 90/10 calculation for fiscal years beginning on or after January 1, 2023. The preamble to the final rule and subsequent sub-regulatory guidance prohibited the inclusion of non-Title IV eligible programs offered in part or in full through distance education or at unapproved locations in the 10% calculation, but this language was effectively rescinded by new interpretive guidance published by the Department on July 7, 2025. On December 21, 2022, the Department released a list of federal agencies and federal education assistance programs that must be included as federal revenue in the 90/10 calculation. Such agencies include the U.S. DOD (military tuition assistance) and the VA (veterans education benefits). The Department indicated that it will publish periodic updates to the list as needed.

In addition, from time to time certain members of Congress have proposed to revise the 90/10 Rule to reduce the limit on federal funding to 85% of total revenue. In the context of Higher Education Act reauthorization, defense bills and appropriations bills, other members of Congress have proposed legislation that would eliminate the 90/10 Rule. The Company cannot predict whether or how legislative or regulatory changes will affect the 90/10 Rule.

Gainful Employment

Under the Higher Education Act, a proprietary institution offering programs of study other than a baccalaureate degree in liberal arts (for which there is a limited statutory exception) must prepare students for gainful employment in a recognized occupation. On October 31, 2014, the Department of Education published final regulations related to gainful employment. The regulation went into effect on July 1, 2015 ("2015 Regulations"), with the exception of new disclosure requirements, which generally went into effect January 1, 2017, although some portions of those requirements were delayed until July 1, 2019.

The 2015 Regulations included two debt-to-earnings measures, consisting of an annual income rate and a discretionary income rate. The annual income rate measured student debt in relation to earnings, and the discretionary income rate measured student debt in relation to discretionary income. A program passed if the program's graduates:

- have an annual income rate ratio that does not exceed 8%; **or**

- have a discretionary income rate that does not exceed 20%.

In addition, a program that did not pass either of the debt-to-earnings metrics and had an annual income rate between 8% and 12% or a discretionary income rate between 20% and 30% was considered to be in a warning zone. A program failed if the program's graduates had an annual income rate of 12% or greater and a discretionary income rate of 30% or greater. A program became Title IV-ineligible for three years if it failed both metrics for two out of three consecutive years or failed to pass at least one metric for four consecutive award years.

On January 8, 2017, Capella University and Strayer University received their final 2015 debt-to-earnings measures. None of their programs failed the debt-to-earnings metrics. One active Capella University program, the Masters of Science in Marriage and Family Counseling/Therapy, was "in the zone" and two active Strayer University programs, the Associate in Arts in Accounting and Associate in Arts in Business Administration, were "in the zone." Each of those three programs remained fully eligible. The Department has not released any subsequent debt-to-earnings measures under the 2015 Regulations.

On July 1, 2019, the Department of Education released final gainful employment regulations, which contain a full repeal of the 2015 Regulations, including all debt measures, reporting, disclosure, and certification requirements, effective July 1, 2020.

On December 8, 2021, the Department of Education announced its intention to establish a negotiated rulemaking committee to prepare proposed regulations for, among other topics, gainful employment, via the Institutional and Programmatic Eligibility rulemaking. Meetings of the negotiated rulemaking committee occurred in spring 2022 with the committee failing to reach consensus. On May 17, 2023, the Department released proposed rules on financial value transparency and gainful employment, financial responsibility, administrative capability, certification procedures, and ability to benefit. On September 27, 2023, the

Department released final regulations on financial value transparency and gainful employment, which are largely consistent with the proposed rule. The gainful employment final rule establishes two independent metrics, both of which must be passed by a gainful employment program subject to the rule in order to maintain Title IV eligibility. Any gainful employment program that fails either or both metrics in a single year would be required to provide a disclosure to current and prospective students, and any such program that fails the same metric in two out of three consecutive years for which the program's metrics are calculated would lose its access to federal financial aid. The two metrics are 1) a debt-to-earnings ratio that compares the median earnings of graduates who received federal financial aid to the median annual payments on loan debt borrowed for the program, which must be less than or equal to 8% of annual earnings or 20% of discretionary earnings, and 2) an earnings premium test that measures whether the typical graduates from a program that received federal financial aid earn more than a typical high school graduate in their state (or, in some cases, nationally) and within a certain age range in the labor force. A program that fails in two out of three consecutive years, or is voluntarily discontinued by the institution, would not be eligible to have Title IV reinstated for the program or launch and receive Title IV for a "substantially similar program" (generally defined as a program with the same four-digit CIP code) for a minimum of three years. The final rule describes that the Department will now measure earnings six years after graduation (instead of the proposed rule's three years after graduation) for certain qualifying graduate programs such as clinical psychology, marriage and family therapy, clinical social work, and clinical counseling. The final rule also includes the requirement that, beginning July 1, 2026, all schools provide a link to a Department of Education-hosted website that includes information on cost, earnings, and licensure information, and the gainful employment metrics. The final gainful employment regulations took effect July 1, 2024. The Department initially indicated that it will release metrics beginning in the 2025 financial aid award year. Based on that timeline, beginning July 1, 2026, if a program fails a metric, an institution must provide warnings to students and prospective students meeting certain minimum requirements to be specified by the Department; programs that fail the same metric in the first two years the rates are issued will lose eligibility in 2026. On December 22, 2023, a lawsuit was filed against the Department in the United States District Court for the Northern District of Texas alleging that the rulemaking process and final rule were based on arbitrary and capricious decisions made by the Department, and that the rule violates constitutional rights related to speech, equal protection, and due process. On March 20, 2024, another lawsuit was filed against the Department in the United States District Court for the Northern District of Texas seeking a preliminary and permanent injunction enjoining the Department from enforcing the final rule on the grounds that the rule exceeds the Department's statutory authority, and is arbitrary, capricious, an abuse of discretion, and otherwise is not in accordance with law, and the motion for preliminary injunction was denied on June 20, 2024. On July 2, 2024, the court consolidated the two Gainful Employment cases into one, and in October 2025, the court granted summary judgment in favor of the Department, upholding the rule. Plaintiffs filed a notice of appeal in November 2025. Capella University and Strayer University are not parties to the lawsuit. The Company is unable to predict the ultimate outcome of the litigation.

In a March 29, 2024 Electronic Announcement (GE-24-01), the Department released additional information and updates to help institutions prepare for complying with the Financial Value Transparency ("FVT") and Gainful Employment ("GE") Regulations, including that the deadline for initial institutional data reporting was extended from July 31, 2024 to October 1, 2024. In a September 13, 2024 Electronic Announcement (GE-24-08), the Department announced the deadline for initial institutional data reporting was further extended from October 1, 2024 to January 15, 2025. Capella University and Strayer University submitted the appropriate data ahead of the extended deadline. On January 17, 2025, the Department reopened the reporting process for debt reporting until February 18, 2025. On February 14, 2025, the Department announced that it would further extend the deadline for all reporting data associated with FVT/GE to September 30, 2025; it further announced that there would be no additional extensions of the reporting deadline beyond September 30, 2025, it did not plan to produce any FVT/GE metrics prior to the new deadline, and that it would take no enforcement or other punitive actions against institutions that had not completed reporting to date.

On January 9, 2026 the negotiated rulemaking committee reached consensus on changes to the current gainful employment regulation. The consensus language includes, among other things, elimination of the debt-to-earnings ratio as an accountability metric for gainful employment programs, changes to generally align the gainful employment earnings premium test with the accountability measure codified in OBBBA, and changes to the reporting requirements that currently exist under the gainful employment regulation. The

Department's proposed changes to gainful employment will be subject to public comment and are expected to be effective as early as July 1, 2027.

Misrepresentation

Under the Higher Education Act, the Department of Education may impose various sanctions, including a fine or suspension or termination of an institution's participation in Title IV programs, if it engages in substantial misrepresentation of the nature of its educational program, its financial charges, or the employability of its graduates. The Department's related regulations, which took effect July 1, 2011, set forth the types of activities that constitute misrepresentation and describe the adverse actions that the Department of Education may take if it finds that an institution or a third party that provides educational programs, marketing, advertising, recruiting, or admissions services to the institution engaged in substantial misrepresentation. The rule specifies the types of statements that can subject the institution to liability for misrepresentation, as well as the nature and form of misleading statements.

As part of the Department's 2016 promulgation of the BDTR regulation, the Department changed the definition of misrepresentation for Title IV regulations to include any statement that "has the likelihood or tendency to mislead under the circumstances." The expanded definition included "any statement that omits information in such a way as to make the statement false, erroneous, or misleading." This regulation was published on November 1, 2016 and, after a series of delays, went into effect as of October 16, 2018.

On August 30, 2019, the Department released final BDTR regulations that included a new definition of "misrepresentation," which became effective July 1, 2020. The final rule defines a "misrepresentation" as: a statement, act, or omission by an eligible school to a borrower (a) that is false, misleading, or deceptive, (b) that was made with knowledge of its false, misleading, or deceptive nature or with a reckless disregard for the truth, and (c) that directly and clearly relates to either (1) enrollment or continuing enrollment at the institution, or (2) the provision of educational services for which the loan was made.

On October 31, 2022, the Department released final Borrower Defense to Repayment regulations, which include among other defenses to repayment substantial misrepresentation, with a significantly expanded definition of misrepresentation. The final rule's definition of misrepresentation includes any false, erroneous or misleading statement made by the institution or its representatives, or its marketing, advertising, recruiting or admissions agents, as well as any omission of fact that a reasonable person would have considered in deciding to enroll in or continue attendance at the institution. A statement is deemed misleading if it has the likelihood or tendency to mislead under the circumstances. A misrepresentation includes statements and omissions made in any medium, whether directly or indirectly, to a student, prospective student or any member of the public, or to an accrediting agency, to a State agency, or to the Secretary of Education. Misrepresentation also includes the dissemination of a student endorsement or testimonial that a student gives either under duress or because the institution required such an endorsement or testimonial to participate in a program.

On September 25, 2024, the Department issued a Federal Student Aid Enforcement Bulletin (Electronic Announcement GENERAL-24-115) with examples of "conduct that creates a risk of engaging in a substantial misrepresentation" which could form the basis of a BDTR complaint or otherwise result in adverse administrative action by the Department, including a fine or limitation of an institution's participation in the Title IV programs. Topics identified included certain claims related to general salary information (including use of Bureau of Labor Statistics salary data), job placement rates, rankings, licensure, faculty qualifications, for- or non-profit status, and cost of attendance or price.

On January 16, 2025, the Department issued a Federal Student Aid Notice of Interpretation (Dear Colleague Letter GEN-25-01) reminding institutions that misrepresentation requirements "apply with equal force to statements made by a third-party entity engaged by the eligible institution" and that "institutions may be responsible for the consequences of any misrepresentation committed by any external service provider that they engage." The Department gave examples of statements that are "likely" to qualify as a misrepresentation, including inaccurately identifying an individual employed by an external servicer provider as being employed by the eligible institution; inaccurately presenting a sales representative or recruiter as an academic advisor, such as by referring to them as a "counselor"; and describing a program provided in substantial part by an external service provider as "the same as" a corollary residential- or campus-based program.

Borrower Defenses to Repayment

Pursuant to the Higher Education Act and following negotiated rulemaking, on November 1, 2016, the Department of Education released a final regulation specifying the acts or omissions of an institution that a borrower may assert as a defense to repayment of a loan made under the Direct Loan Program and the consequences of such borrower defenses for borrowers, institutions, and the Secretary of Education (the "2016 BDTR Rule"). Under the 2016 BDTR Rule, for Direct Loans disbursed after July 1, 2017, a student borrower may assert a defense to repayment if: (1) the student borrower obtained a state or federal court judgment against the institution; (2) the institution failed to perform on a contract with the student; and/or (3) the institution committed a "substantial misrepresentation" on which the borrower reasonably relied to his or her detriment.

These defenses are asserted through claims submitted to the Department of Education, and the Department has the authority to issue a final decision. In addition, the regulation permits the Department to grant relief to an individual or group of individuals, including individuals who have not applied to the Department seeking relief. If a defense is successfully raised, the Department has discretion to initiate action to collect from an institution the amount of losses incurred based on the borrower defense. The 2016 BDTR Rule also amends the rules concerning discharge of federal student loans when a school or campus closes and prohibits pre-dispute arbitration agreements and class action waivers for borrower defense-type claims. On January 19, 2017, the Department of Education issued a final rule, updating the hearing procedures for actions to establish liability against an institution of higher education and establishing procedures for recovery proceedings under the borrower defense regulations. Several times between June 2017 and February 2018, the Department of Education announced delays until July 1, 2019 of implementation of certain portions of the 2016 BDTR Rule, including those portions of the regulations that establish a new federal standard and a process for determining whether a Direct Loan borrower has a defense to repayment of a Direct Loan based on an act or omission of an institution. However, in October 2018, a judge denied a request to delay implementation of portions of the regulations, and as a result the 2016 BDTR Rule went into effect as of October 16, 2018.

On September 23, 2019, the Department published final Borrower Defense to Repayment regulations (the "2019 BDTR Rule"), which governs borrower defense to repayment claims in connection with loans first disbursed on or after July 1, 2020. Under the 2019 BDTR Rule, an individual borrower can assert a defense to repayment and be eligible for relief if she or he establishes, by a preponderance of the evidence, that (1) the institution at which the borrower enrolled made a misrepresentation of material fact upon which the borrower reasonably relied in deciding to obtain a Direct Loan or a loan repaid by a Direct Consolidation Loan; (2) the misrepresentation directly and clearly related to the borrower's enrollment or continuing enrollment at the institution or the institution's provision of education services for which the loan was made; and (3) the borrower was financially harmed by the misrepresentation. The Department will grant forbearance on all loans related to a claim at the time the claim is made.

The 2019 BDTR Rule defines "financial harm" as the amount of monetary loss that a borrower incurs as a consequence of a misrepresentation. The Department will determine financial harm based upon individual earnings and circumstances, which must include consideration of the individual borrower's career experience subsequent to enrollment and may include, among other factors, evidence of program-level median or mean earnings. "Financial harm" does not include damages for nonmonetary loss, and the act of taking out a Direct Loan, alone, does not constitute evidence of financial harm. Financial harm also cannot be predominantly due to intervening local, regional, national economic or labor market conditions, nor can it arise from the borrower's voluntary change in occupation or decision to pursue less than full-time work or decision not to work. The 2019 BDTR Rule contains certain limitations and procedural protections. Among the most prominent of these restrictions, the regulation contains a three-year limitation period of claims, measured from the student's separation from the institution, does not permit claims to be filed on behalf of groups, and requires that institutions receive access to any evidence in the Department's possession to inform its response. The 2019 BDTR Rule permits the usage of pre-dispute arbitration agreements as a condition of enrollment, so long as the institution provides plain-language disclosures to students and the disclosure is placed on the institution's website. The regulations also allow for a borrower to choose whether to apply for a closed school loan discharge or accept a teach-out opportunity. In addition, the closed school discharge window is expanded from 120 days to 180 days prior to the school's closure, though the final rule does not allow for an automatic closed school loan discharge.

Institutions are required to accept responsibility for the repayment of amounts discharged by the Secretary pursuant to the borrower defense to repayment, closed school discharge (associated with closure of a school or an additional location or branch campus), false certification discharge, and unpaid refund discharge regulations. If the Secretary discharges a loan in whole or in part, the Department of Education may require the school to repay the amount of the discharged loan.

On October 31, 2022, the Department of Education published a final Borrower Defense to Repayment Rule (the "2022 BDTR Rule"). Among other things, the 2022 BDTR Rule sets a single standard and streamlined process for relief that will apply to all future and pending Borrower Defense to Repayment claims as of July 1, 2023, regardless of the date of a borrower's loan disbursement; defines the types of misconduct that could lead to borrower defense discharges, including substantial misrepresentations, substantial omissions of fact, breaches of contract, aggressive and deceptive recruitment, and state or federal judgments or final Department of Education actions that could give rise to a Borrower Defense to Repayment claim; establishes a presumption that borrowers reasonably relied upon misrepresentations or omissions; establishes a reconsideration process for borrowers whose claims are not approved for a full discharge, including based on a state law standard; and creates a process for the adjudication of group claims based on common facts. The 2022 BDTR Rule permits nonprofit legal assistance organizations to request group claims. The 2022 BDTR Rule also establishes a recoupment process separate from the approval of Borrower Defense to Repayment claims. In addition, the 2022 BDTR Rule prohibits institutions from requiring borrowers to sign mandatory pre-dispute arbitration agreements or class action waivers for claims related to the making of a Federal Direct Loan or the provision of educational services for which the loan was obtained. The 2022 BDTR Rule also modified the closed school discharge rule to provide an automatic discharge one year after an institution or location's closure date for borrowers who were enrolled at the time of closure or left 180 days before closure and who do not accept an approved teach-out agreement or continuation of the program at another location of the school; those who accept but do not complete a teach-out agreement or program continuation will receive a discharge one year after their last date of attendance. The 2022 BDTR Rule became effective July 1, 2023.

On August 7, 2023, in the matter of *Career Colleges and Schs. of Tex. vs. U.S. Dep't of Educ., et al.* (No. 23-50491), the U.S. Court of Appeals for the Fifth Circuit granted a nationwide emergency injunction preventing the Department of Education's enforcement of the 2022 BDTR Rule. On April 4, 2024, the Fifth Circuit reversed the underlying district court decision denying injunctive relief and remanded the case to the district court with instructions to enjoin and postpone the effective date of the 2022 BDTR Rule pending final judgment. On October 10, 2024, the Department timely filed a petition for a writ of certiorari, seeking review by the Supreme Court of the United States. On August 8, 2025, on the parties' joint stipulation, the U.S. Supreme Court dismissed the Department's appeal. In stipulating to dismissal of the appeal, the Department referenced the effect of OBBBA. The case remains with the federal district court on remand.

The OBBBA, signed into law on July 4, 2025, amends the Higher Education Act to delay the effective date of the 2022 BDTR Rule, including their closed school discharge provisions, until July 1, 2035. The OBBBA reinstated the 2019 version of those rules, which took effect July 1, 2020. In connection with litigation challenging the 2022 BDTR Rule that resulted in an injunction delaying its effective date, the Department indicated it would not adjudicate BDTR applications under the 2022 BDTR Rule unless the rule was reinstated.

State Authorization Reciprocity Agreement (SARA)

Capella University and Strayer University participate in the State Authorization Reciprocity Agreement ("SARA"), enabling enrollment of distance education students in SARA member states. The universities apply separately to non-SARA states (e.g., California) for required authorization. Failure to comply with SARA requirements or state licensing for distance education in non-SARA states could result in loss of SARA participation or state authorization for distance education there.

The National Council for State Authorization Reciprocity Agreements ("NC-SARA") considers potential policy changes each year. Past proposals, including more stringent standards for participation of for-profit institutions or exclusion of for-profit institutions from participation, were not adopted, but illustrate the risk that future changes could materially adversely affect Capella University, Strayer University, and the Company. For example, exclusion from SARA would require seeking authorization in each state, increasing costs and risking denials in some jurisdictions. NC-SARA began its 2025 policy modification process in January 2025 with a call for proposals. In September 2025, NC-SARA announced approval of nine policy changes by all four regional compacts, later adopted by the NC-SARA board. The next modification process is expected to begin in January 2026. Adoption of proposals affecting institutional participation could have a material adverse effect on Capella University, Strayer University, and the Company.

Negotiated Rulemaking

On April 4, 2025, the Department announced its intention to host public hearings and convene one or more negotiated rulemaking committees to prepare proposed Title IV regulations. The Department hosted public hearings on April 29, 2025 and May 1, 2025 and accepted written comments through May 5, 2025. The Department held negotiated rulemaking on proposed changes to the Public Service Loan Forgiveness program June 30 through July 2, 2025. The negotiating committee did not reach consensus on changes. As a result the Department proposed its own regulatory language on August 18, 2025, and issued final regulations on October 31, 2025 which, among other things, amends the definition of a "qualifying employer" to exclude employers that engage in activities that have a "substantial illegal purpose" as described in the regulation.

On July 24, 2025, the Department of Education announced its intention to establish two negotiated rulemaking committees to prepare proposed regulations implementing OBBBA and related Trump administration priorities. One committee, the Reimagining and Improving Student Education ("RISE") Committee, addressed federal student loan-related changes and met for two multi-day sessions between September 2025 and November 2025; the committee reached consensus on draft regulatory language, and the Department released proposed regulations on January 29, 2026 consistent with the consensus language. Specifically, the proposed regulations implement the statutory loan-related changes reflected in OBBBA (described in the OBBBA section above) which among other things includes, with limited grandfathering, new annual, aggregate and lifetime loan limits for graduate students and professional students, proportional adjustment of annual loan limits for students enrolled less than full time, and the phasing out of Federal Direct PLUS loans for graduate students and professional students. The proposed regulations define "graduate student" and "professional student" for purposes of such changes. "Graduate student" is defined as "[a] student enrolled in a program of study that is above the baccalaureate level and awards a graduate credential (other than a professional degree) upon completion of the program." "Professional student" is defined as "[a] student enrolled in a program of study that awards a professional degree upon completion of the program," and the proposed regulations clarify that a professional degree is a degree that: (1) signifies both completion of the academic requirements for beginning practice in a given profession and a level of professional skill beyond that normally required for a bachelor's degree; (2) is generally at the doctoral level, and that requires at least six academic years of postsecondary education coursework for completion, including at least two years of post-baccalaureate level coursework; (3) generally requires professional licensure to begin practice; and (4) includes a four-digit program CIP code in certain specified fields (pharmacy, dentistry, veterinary medicine, chiropractic, law, medicine, optometry, osteopathic medicine, podiatry, theology, and clinical psychology). The Department is accepting public comment on the proposed rule through March 2, 2026.

A second committee, the Accountability in Higher Education and Access through Demand-driven Workforce Pell ("AHEAD") Committee, addressed Workforce Pell, institutional and programmatic accountability, and other issues, and met for two multi-day sessions between December 2025 and January 2026; the committee reached consensus on the Workforce Pell and accountability packages. Because the committees reached consensus, the Department must publish a notice of proposed rulemaking that generally aligns with the consensus language.

Notwithstanding consensus on draft regulatory language, the Company is unable to predict the ultimate outcome of the rulemaking process or what guidance the Department may issue regarding how schools are to implement OBBBA's legislative changes.

On January 26, 2026, the Department announced its intent to establish the Accreditation, Innovation, and Modernization negotiated rulemaking committee to develop proposed regulations on accreditation-related topics; the Department anticipates the committee will convene April-May 2026.

Title IX

On April 19, 2024, the U.S. Department of Education released its final rule regarding the implementation of Title IX, which prohibits discrimination on the basis of sex in education programs that receive funding from the federal government (the "2024 Title IX Rule"). The 2024 Title IX Rule applies to all forms of sex-based harassment (not only sexual harassment); clarifies that Title IX's prohibition against sex discrimination includes discrimination on the basis of sex stereotypes, sex characteristics, pregnancy or related conditions, sexual orientation, and gender identity; and eliminates the requirement for live hearings with an opportunity for cross-examination at the post-secondary level. Multiple states have joined lawsuits against the Department challenging the 2024 Title IX Rule, and federal district courts have granted preliminary injunctions enjoining the Department from enforcing the final rule in Alabama, Alaska, Arkansas, Florida, Georgia, Idaho, Indiana, Iowa, Kansas, Kentucky, Louisiana, Mississippi, Missouri, Montana, Nebraska, North Dakota, Ohio, Oklahoma, South Carolina, South Dakota, Tennessee, Texas, Utah, Virginia, West Virginia, and Wyoming. Certain courts have issued orders expanding the injunction to named schools, irrespective of where those schools are located; Capella University and Strayer University were named among nearly 700 schools in one such order on July 15, 2024. *Kansas v. U.S. Dep't of Educ.*, No. 5:24-cv-4041 (D. Kan. 2024). Except where enjoined, the 2024 Title IX Rule otherwise became effective on August 1, 2024. On January 9, 2025, in *State of Tennessee et al v. Cardona*, 2:24-cv-00072, the U.S. District Court for the Eastern District of Kentucky granted summary judgment against the U.S. Department of Education, vacating the 2024 Title IX Rule as unlawful nationwide. On February 4, 2025, the Department's Office for Civil Rights issued a Dear Colleague Letter ("DCL") confirming that it will enforce Title IX under the 2020 Title IX Rule, and that open investigations initiated under the 2024 Title IX Rule should be reevaluated for consistency with the 2020 Title IX Rule.

On January 20, 2025, President Trump issued Executive Order 14168 "Defending Women From Gender Ideology Extremism and Restoring Biological Truth to the Federal Government" ordering, among other matters, all agencies to enforce laws governing sex-based rights, protections, opportunities, and accommodations consistent with definitions provided in the executive order. The executive order defines "sex" as a binary classification that does not include "gender identity" and requires agencies to take various actions consistent with that position.

On April 4, 2025, the Department and the U.S. Department of Justice jointly announced a "Title IX Special Investigations Team" (the "Title IX SIT") in response to what the agencies describe as a "staggering" volume of Title IX complaints. The Title IX SIT is intended to streamline Title IX investigations conducted by the federal government by leveraging teams with personnel from both agencies to coordinate on investigation and enforcement.

Title VI

Under Title VI of the Civil Rights Act of 1964, institutions receiving federal financial assistance are prohibited from discriminating on the basis of race, color, or national origin. On January 21, 2025, President Trump issued Executive Order 14173 "Ending Illegal Discrimination and Restoring Merit-Based Opportunity" ordering, among other matters, all agencies to enforce civil rights laws and combat illegal private sector Diversity, Equity, and Inclusion ("DEI") preferences, mandates, policies, programs and activities. The executive order further directed the U.S. Attorney General and the Secretary of Education to issue guidance to all institutions of higher education that receive federal financial assistance regarding measures and practices required to comply with the U.S. Supreme Court's decision in *Students for Fair Admissions, Inc. v. President and Fellows of Harvard College*, 600 U.S. 181 (2023) ("SFFA"), in which the Court significantly altered the existing legal framework relevant to race-conscious admissions to achieve student body diversity. On February 5, 2025, the U.S. Attorney General issued a memorandum to all Department of Justice employees stating that the Department of Justice's Civil Rights Division will investigate, eliminate, and penalize illegal DEI as well as diversity, equity, inclusion and accessibility ("DEIA") preferences, mandates, policies, programs and activities in the private sector and educational institutions that receive federal funds. The Attorney General further stated that by March 1, 2025, the Civil Rights Division and Office of Legal Policy would jointly prepare a report containing recommendations for enforcement and address: key sectors of concern within the Department of Justice's jurisdiction; the most egregious illegal DEI/DEIA practitioners in each sector of concern; plans to deter the use of illegal DEI/DEIA, including proposals for criminal investigations and up to nine potential civil compliance investigations of publicly traded corporations and certain other organizations; potential litigation activities, regulatory actions, and sub-regulatory guidance; and other strategies to end illegal DEI and DEIA discrimination and preferences and ensure compliance with federal civil rights laws. On July 29, 2025, the Attorney General released "Guidance for Recipients of Federal Funding Regarding Unlawful Discrimination," which describes "the significant legal risks of initiatives that involve discrimination based on protected characteristics" and provides "non-binding best practices to help entities avoid the risk of violations." Various litigation challenging Executive Order 14173 was brought in federal district court; after a preliminary injunction was granted by a Maryland district court enjoining portions of the executive order, the appeals court stayed the injunction pending appeal.

On February 14, 2025, the Department of Education issued a DCL setting forth the anti-discrimination obligations of institutions that receive federal financial assistance. The DCL asserts that the SFFA decision applies more broadly to prohibit using race in decisions related to admissions, hiring, promotion, compensation, financial aid, scholarships, prizes, administrative support, discipline, housing, graduation ceremonies, and all other aspects of student, academic, and campus life. The DCL further states that programs and activities that treat students differently on the basis of race to achieve "nebulous" diversity, racial balancing, social justice, or equity goals are illegal. The Department informed institutions that the Department intended to take appropriate measures to assess compliance with the applicable statutes and regulations beginning February 28, 2025. The DCL further noted that institutions that fail to comply with federal civil rights law may, consistent with applicable law, face potential loss of federal funding. On February 28, 2025, the Department issued additional guidance in a Frequently Asked Questions ("FAQs") document clarifying aspects of the DCL. Multiple lawsuits have been filed seeking to enjoin and vacate the DCL and FAQs alleging that they are unconstitutional, violate the Administrative Procedure Act, and are vague and disrupt educational practices, including by limiting academic freedom. Capella University and Strayer University are not parties to the lawsuits. In August 2025, the U.S. District Court for the District of Maryland vacated the DCL, FAQs, and a related certification requirement. The Department subsequently confirmed it would not take any enforcement action or otherwise implement the guidance until further notice. On October 15, 2025, the Department filed a notice of appeal to the U.S. Court of Appeals for the Fourth Circuit; and on January 21, 2026, the parties filed a joint motion to dismiss the appeal.

On March 14, 2025, the Department announced that its Office for Civil Rights has opened investigations into dozens of higher education institutions for alleged Title VI violations; the Department has continued to initiate additional Title VI investigations.

Australian and New Zealand Regulation

The Company operates two post-secondary educational institutions in Australia, Torrens University Australia Limited ("Torrens") and Think: Colleges Pty Ltd ("Think"). In Australia, a distinction is made between higher education and vocational education organizations.

Higher education providers consist of public and private universities, Australian branches of overseas universities and other higher education providers. Higher education qualifications consist of undergraduate awards (bachelor's degrees, associate degrees and diplomas) and postgraduate awards (graduate certificates and diplomas, master's degrees and doctoral degrees). The regulation of higher education providers is undertaken at a national level by the Tertiary Education Quality and Standards Agency ("TEQSA"). All organizations that offer higher education qualifications in or from Australia must be registered by TEQSA. Higher education providers that have not been granted self-accrediting status must also have their courses of study accredited by TEQSA. Registration as a higher education provider is for a fixed period of up to seven years. TEQSA regularly reviews the conduct and operation of accredited higher education providers.

The vocational education and training ("VET") sector consists of technical and further education institutes, agricultural colleges, adult and community education providers, community organizations, industry skill centers and private providers. VET qualifications include certificates, diplomas and advanced diplomas. The regulation of VET providers is undertaken at a national level by the Australian Skills Quality Authority ("ASQA"). Organizations providing VET courses in Australia must be registered by ASQA as a Registered Training Organisation ("RTO"). Courses offered by RTOs need to be accredited by ASQA. Registration as an RTO is for a fixed period of up to seven years. ASQA regularly reviews the conduct and operations of RTOs.

Torrens is one of 44 universities in Australia. It is a private, for-profit entity and is registered with TEQSA. As a self-accrediting university, it is not required to have its individual courses of study accredited by TEQSA. Torrens is also registered with ASQA as an RTO and is thus entitled to offer vocational and training courses. On September 3, 2025, Torrens completed its re-registration process with TEQSA and received a registration renewal from TEQSA for the maximum period of seven years, with two conditions.

Think is one of approximately 5,000 RTOs in Australia and in that capacity is regulated by ASQA. It is also registered as a higher education provider with TEQSA. Its higher education courses require, and have received, accreditation by TEQSA.

Australia also maintains a Commonwealth Register of Institutions and Courses for Overseas Students ("CRICOS") for Australian education providers that recruit, enroll and teach overseas students. Registration on CRICOS allows providers to offer courses to overseas students studying on Australian student visas. Both Torrens and Think are so registered.

The Commonwealth government has established income-contingent loan schemes that assist eligible fee-paying students to pay all or part of their tuition fees (separate but similar schemes exist for higher education and vocational courses). Under the schemes, the relevant fees are paid directly to the institutions by the Commonwealth government on behalf of the student. A corresponding obligation then exists from the participating student to the Commonwealth government, which is addressed by adding a levy to that student's income tax until the loan amount has been repaid. Neither Torrens nor Think have any responsibility in connection with the repayment of these loans by students and, generally, this assistance is not available to international students. Both Torrens and Think are registered for the purposes of these plans (a precondition to their students being eligible to receive such loans).

On December 19, 2024, the Australian Federal Government introduced Ministerial Direction 111, which seeks to limit the number of international students, and is expected to draw student allocations determined by the Government on a prioritization approach. On August 4, 2025, the Australian Federal Government announced that the National Planning Level for international students for 2026 would be increased over 2025, contingent upon institutions fulfilling certain conditions, and that Ministerial Direction 111 would be replaced with an updated ministerial direction to reflect 2026 arrangements. On October 9, 2025, the *Education Legislation Amendment (Integrity and Other Measures) Bill 2025* was introduced into the House of Representatives of the Australian Parliament, and passed both houses of Parliament on November 28, 2025. The legislation, which does not address numerical limits on international students, contains several measures to reform key legislative frameworks for education providers and aims to strengthen the integrity and regulation of the international education sector within Australia as well as transnational education and offshore delivery.

The Company operates a private training establishment in New Zealand, Media Design School at Strayer ("MDS"). It is a globally renowned and specialist provider of design and creative technology education with qualifications ranging from diplomas to postgraduate degrees. MDS also has access to New Zealand Government student finance where study loans are offered to students who are New Zealand citizens or ordinarily resident in New Zealand, subject to certain conditions.

Item 9.   Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 9A.   Controls and Procedures

The Company's management, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures as of December 31, 2025. Based upon such review, the Chief Executive Officer and Chief Financial Officer have concluded that the Company had in place, as of December 31, 2025, effective controls and procedures designed to ensure that information required to be disclosed by the Company (including consolidated subsidiaries) in the reports it files or submits under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules thereunder, is recorded, processed, summarized, and reported within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in reports it files or submits under the Exchange Act is accumulated and communicated to the Company's management, including its principal executive officer or officers and principal financial officer or officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision, and with the participation of the Company's principal executive officer and principal financial officer, the Company's management assessed the effectiveness of the registrant's internal control over financial reporting as of December 31, 2025, based on the framework in *Internal Control — Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our assessment under the framework in *Internal Control — Integrated Framework*, our management concluded that our internal control over financial reporting was effective as of December 31, 2025.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2025 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which appears herein.

Changes in Internal Controls over Financial Reporting

During the quarter ended December 31, 2025, there have not been any changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Strategic Education, Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Strategic Education, Inc. and subsidiaries (the "Company") as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2025, of the Company and our report dated February 27, 2026, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP

McLean, Virginia
February 27, 2026

Item 9B.   Other Information

Director and Officer Trading Arrangements

On December 12, 2025, Lizette Herraiz, the Company's Chief Legal Officer and General Counsel, adopted a trading arrangement for the sale of securities of the Company (a "Rule 10b5-1 Trading Plan") that is intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) under the Exchange Act. Ms. Herraiz's Rule 10b5-1 Trading Plan, which terminates on December 10, 2026, provides for the sale of up to 10,580 shares of common stock pursuant to the terms of the plan.

On December 12, 2025, Christa Hokenson, the Company's Chief Human Resources Officer, adopted a Rule 10b5-1 Trading Plan. Ms. Hokenson's Rule 10b5-1 Trading Plan, which terminates on December 10, 2026, provides for the sale of up to 4,067 shares of common stock pursuant to the terms of the plan.

No other director or officer of the Company adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K during the three months ended December 31, 2025.

Item 9C.   Disclosure Regarding Foreign Jurisdiction that Prevent Inspections

None

Item 10. Directors, Executive Officers, and Corporate Governance

The following table sets forth certain information with respect to the Company's directors and executive officers:

Name	Age	Position
Directors:		
Robert S. Silberman	68	Chairman
Dr. Charlotte F. Beason	78	Director
Rita D. Brogley	60	Director
Gregory W. Cappelli	58	Director
Viet D. Dinh	58	Presiding Lead Independent Director
Robert R. Grusky	68	Director
Karl McDonnell	60	Director, Chief Executive Officer
Dr. Michael A. McRobbie	75	Director
Dr. Benjamin E. Sasse	54	Director
William J. Slocum	48	Director
Michael J. Thawley	75	Director
G. Thomas Waite, III	74	Director
Executive Officers:		
Daniel W. Jackson	51	Executive Vice President, Chief Financial Officer, and Chief Administrative Officer
Lizette B. Herraiz	51	Senior Vice President, Chief Legal Officer, and General Counsel
Christa E. Hokenson	55	Senior Vice President, Chief Human Resources Officer

Directors

Mr. Robert S. Silberman has been a Director of the Company since March 2001 and serves as Chairman of the Board. He previously served as Executive Chairman of the Board from 2013 to 2023 and as Chairman of the Board from February 2003 to 2013. He was the Company's Chief Executive Officer from March 2001 to 2013. From 1995 to 2000, Mr. Silberman served in a variety of senior management positions at CalEnergy Company, Inc., including as President and Chief Operating Officer. From 1993 to 1995, Mr. Silberman was Assistant to the Chairman and Chief Executive Officer of International Paper Company. From 1989 to 1993, Mr. Silberman served in several senior positions in the U.S. Department of Defense, including as Assistant Secretary of the Army. He serves as Chairman of the Board of Directors of Par Pacific Holdings, Inc., and served as Lead Director of the Board of Covanta Holding Company from 2016 to 2021. He is a member of the Council on Foreign Relations. Mr. Silberman holds a bachelor's degree in history from Dartmouth College and a master's degree in international policy from The Johns Hopkins University.

Dr. Charlotte F. Beason is a consultant in education and health care administration. She was Executive Director of the Kentucky Board of Nursing from 2005 to 2012. From 2000 to 2003, Dr. Beason was Chair and Vice Chair of the Commission on Collegiate Nursing Education (an autonomous agency accrediting baccalaureate and graduate programs in nursing). From 1988 to 2004, Dr. Beason was with the Department of Veterans Affairs, first as Director of Health Professions Education Service and the Health Professional Scholarship Program, and then as Program Director, Office of Nursing Services. Dr. Beason has served on our Board since 1996 and is a member of the Nominating Committee. She is also Chairwoman of the Strayer University Board of Trustees. Dr. Beason holds a bachelor's degree in nursing from Berea College, a master's degree in psychiatric nursing from Boston University and a doctorate in clinical psychology and public practice from Harvard University.

Ms. Rita D. Brogley is a technology executive, entrepreneur, and consultant with experience spanning both early stage and public companies. From 2016 to 2019, Ms. Brogley was the Head of Product Growth and Global Enterprise Partnerships for Facebook's Messaging Platforms, where her team played a pivotal role in building and bringing WhatsApp for Business to market. Prior to Facebook, Ms. Brogley was the President and CEO of MyBuys, a marketing technology company, and the CEO of Amadesa, a technology provider of website testing and optimization software for ecommerce companies. From 2000 to 2002, she served as the President and CEO of Moxi Digital, a digital home software and hardware company. Ms. Brogley also served as Director of Business Development and Marketing Europe for Microsoft and was a strategy and management consultant with Bain and Company. Ms. Brogley presently serves on the Board of Trinity Health, a healthcare system with headquarters in Michigan, and is the Chair of the Board. Ms. Brogley served on the Board of Capella Education Company from 2014 until her appointment to the Board of Strategic Education, Inc. on August 1, 2018. She is the Chair of the Compensation Committee of the Board. Ms. Brogley holds a bachelor's degree in industrial engineering from Northwestern University and an MBA from the Harvard Business School.

Mr. Gregory W. Cappelli has served as the CEO of Vanta Global, a private equity company making investments in the education, training and human capital industry, since 2022. Mr. Cappelli previously served as Chief Executive Officer of Apollo Education Group ("AEG"), a multi-billion dollar publicly traded global education and training company serving over a million university graduates, from 2009 to 2017. During his decade-plus tenure, Mr. Cappelli led the initiative to found Apollo Global Education, a billion-dollar joint venture with the Carlyle Group of which he was Executive Chairman from 2008-2021. Prior to AEG, Mr. Cappelli spent over a decade as a Managing Director with Credit Suisse, where he served as a Senior Equity Research Analyst and founded the Credit Suisse Global Services Group. Prior to Credit Suisse, he held the position of Senior Equity Research Analyst at ABN AMRO Securities. Mr. Cappelli received his BA in Economics from Indiana University where he also studied Piano Performance and performed regularly in various musical concerts. He received his MBA in finance from the Brennan School of Business at Dominican University where he served on the Board for nine years. Mr. Cappelli serves on the National Board of Governors of the Boys and Girls Clubs of America, where he also serves as Chairman of the Midwest Region. He is the Chairman of the American Academy of Public Coders and also serves on the board of Qmodo AI. Mr. Cappelli is a member of the Wall Street Journal CEO Council and the Milken Global Institute. Mr. Cappelli was elected to the Board in April 2025, and serves on the Compensation Committee.

Mr. Viet D. Dinh is Principal of the Palanquin Companies, including Palanquin Advisors LLC and Palanquin Capital LLC. He was a senior executive of Fox Corporation, serving as Chief Legal and Policy Officer from September 2018 to December 2023 and Special Advisor from January 2024 to December 2025. Before that, Mr. Dinh was a partner at two leading law firms, Kirkland & Ellis LLP and Bancroft PLLC, the latter of which he founded. Between 2009 and 2018, while in private practice, he also served as outside general counsel to the Company. Mr. Dinh was a professor at Georgetown University Law Center for 20 years, and was appointed U.S. Assistant Attorney General for Legal Policy from 2001 to 2003. He previously served on the Boards of several public companies, including Twenty-First Century Fox, Inc., News Corporation, Revlon, Inc., LPL Financial Holdings, Inc., and Scientific Games Corporation (now known as Light & Wonder, Inc.). He currently serves on the Board of Directors of Kingspan Group Plc. Mr. Dinh was born in Saigon, Vietnam and holds a bachelor's degree in government and economics from Harvard College and a juris doctor from Harvard Law School. Mr. Dinh joined the Board in September 2023. Mr. Dinh is Chair of the Nominating Committee and presently serves as the Presiding Lead Independent Director.

Mr. Robert R. Grusky is the Founder and has been the Managing Member of Hope Capital Management, LLC, an investment manager, since 2000. He co-founded New Mountain Capital, LLC, a private equity firm, in 2000, was a Principal and Member from 2000 to 2005, and a Senior Advisor from 2005 to 2019, and has served as a member of the Executive Leadership Council since then. From 1998 to 2000, Mr. Grusky served as President of RSL Investments Corporation. From 1985 to 1997, with the exception of 1990 to 1991 when he was on a leave of absence to serve as a White House Fellow and Assistant for Special Projects to the Secretary of Defense, Mr. Grusky served in a variety of capacities at Goldman, Sachs & Co., first in its Mergers & Acquisitions Department and then in its Principal Investment Area. He also serves on the Board of Directors of AutoNation, Inc. Mr. Grusky has served on our Board since 2001, and is on the Nominating Committee. He holds a bachelor's degree in history from Union College and an MBA from Harvard Business School.

Mr. Karl McDonnell was named Chief Executive Officer of the Company in May 2013, and served as President and Chief Operating Officer from 2006 to 2013. Prior to joining the Company, Mr. McDonnell served as Chief Operating Officer of InteliStaf Healthcare, Inc., one of the nation's largest privately-held healthcare staffing firms. Prior to his tenure at InteliStaf, he served as Vice President of the Investment Banking Division at Goldman, Sachs & Co. Mr. McDonnell has held senior management positions with several Fortune 100 companies, including The Walt Disney Company. Mr. McDonnell has served on the Board since 2011. Mr. McDonnell holds a bachelor's degree from Virginia Wesleyan College and a master's degree in business administration from Duke University.

Dr. Michael A. McRobbie serves as University Chancellor, President Emeritus, and University Professor at Indiana University (IU). He previously served as the 18th President of IU, one of the largest universities in the U.S., from July 1, 2007 until his retirement on June 30, 2021. Dr. McRobbie served as a vice chair of the board of directors of Indiana University Health System until his retirement from IU. A native of Australia, Dr. McRobbie holds a bachelor of arts degree with first class honors from the University of Queensland, and a Ph.D. from Australian National University. Dr. McRobbie joined the Board in July 2021 and serves on the Compensation Committee. Dr. McRobbie also serves on the Board of Directors of Torrens University of Australia.

Dr. Benjamin E. Sasse has served as President Emeritus of the University of Florida in Gainesville, Florida, and professor at the University's Hamilton Center, since August 2024. He previously served as President of the University of Florida from February 2023 to July 2024 and as President of Midland University in Fremont, Nebraska from 2010 to 2014. He has taught at Yale University, the University of Texas, and Midland University. In addition to his academic career, Dr. Sasse has served in several policymaking roles in the United States government, including in the Department of Health and Human Services and the Office of Legal Policy in the Department of Justice, and he served in the United States Senate from January 2015 to January 2023. Dr. Sasse is a two-time *New York Times* national best-selling author. He has served on the Board of Directors of SouthState Bank Corporation since October 2025. Dr. Sasse earned a bachelor's degree in government from Harvard University, a Master of Arts in liberal studies from St. John's College, and master's and doctoral degrees in American history from Yale University. Dr. Sasse was elected to the Board in April 2024, and serves on the Nominating Committee.

Mr. William J. Slocum is a managing partner and founder of Presidio Gate Capital, an investment manager founded in 2024 and focused on strategic-block investing in the public- and private-equity markets. Previously, Mr. Slocum was an investment partner at Inclusive Capital Partners, from its founding in 2020 until 2024. From 2022 to 2024, he served on the Board of Directors at Ingevity Corporation, including roles on the Sustainability and Safety Committee, as well as the Audit Committee. Prior to Inclusive Capital Partners, he was a portfolio manager at Golden Gate Capital, which he joined in 2011. Mr. Slocum led public-equity investments for the Golden Gate Capital Opportunity Fund and for the Emerald Gate Equities Portfolio, employing a concentrated, long-term approach across the firm's industry verticals. In addition to his portfolio management role, he served on Golden Gate Capital's private-equity investment review committee, and on the Board of Managers of Williston Financial Group, a title insurance and real-estate technology company licensed in 49 states. Prior to joining Golden Gate Capital, Mr. Slocum worked as a vice president at ValueAct Capital Management and Parthenon Capital after starting his career in strategy consulting at Bain & Company. Mr. Slocum was elected to the Board in April of 2021, and serves on the Audit Committee and the Compensation Committee. Mr. Slocum earned a BA in economics and graduated magna cum laude from Williams College, where he was inducted into Phi Beta Kappa, and he earned an MBA, with distinction, from Harvard Business School.

Mr. Michael J. Thawley most recently served as Vice Chairman of Capital Group International, part of Capital Group Companies, which is a fund management company with over $2 trillion under active management, having retired from that position on August 31, 2022. He continued to serve as Vice Chairman of Capital International Fund until his retirement from that position in 2023. He previously held several senior positions in the Australian government, including Secretary of the Department of the Prime Minister and Cabinet from 2014 through 2016. He served as Australia's ambassador to the United States from 2000 to 2005. Mr. Thawley entered the Australian foreign service in 1972 and served at embassies throughout the world. Mr. Thawley was born in London and was educated at Australian National University and Surrey University. He was appointed an officer in the Order of Australia in 2006 for services advancing Australia's strategic and economic interests. He has served on the Board since September 2022 and serves on the Audit Committee. Mr. Thawley was elected to the Board of Directors of Torrens University in December 2023, and in February 2025, he was appointed Chancellor of Torrens University.

Mr. G. Thomas Waite, III, now retired, was the Treasurer and Chief Financial Officer of the Humane Society of the United States, a global animal protection organization, from 1997 to until January 2020. He was employed as Controller of the Society beginning in 1993. Prior to this, he served 14 years as controller and asset manager with local real estate firms in the Washington Metropolitan Area, before joining the National Housing Partnership as Director of Commercial Management in 1992. Prior to this, he was engaged in the practice of public accounting with Main LaFrentz & Company (formerly affiliated with, and subsequently merged into, KPMG). Mr. Waite has served on the Board since 1996, is Chair of the Audit Committee and is a former member of the Strayer University Board of Trustees. He holds a bachelor's degree in commerce (accounting concentration) from the University of Virginia and is a Certified Public Accountant, and a Chartered Global Management Accountant. Mr. Waite's leadership in the philanthropy and nonprofit sector is indispensable in helping the Company fulfill its mission of providing quality education to working adults. His experience as a chief financial officer and public accountant brings to the Board a seasoned voice in matters of accounting and governance that is a tremendous asset to the Board and the committees on which he serves.

Executive Officers

Mr. Daniel W. Jackson is Executive Vice President, Chief Financial Officer and Chief Administrative Officer. Mr. Jackson has been with the company since 2003 and has served in his current role since March 2015. Previously, he served as Senior Vice President of Finance, Regional Vice President of Operations, Director of Business Operations, Campus Director, and Manager of Financial Analysis. Prior to joining Strayer, Mr. Jackson was an Equity Research Associate with Legg Mason Wood Walker, and Director of Operations for Fairmont Schools, Inc. Mr. Jackson holds a bachelor's degree in international affairs from the University of Colorado at Boulder, and a master's degree in business administration from Georgetown University.

Ms. Lizette B. Herraiz is Senior Vice President, Chief Legal Officer, and General Counsel. Ms. Herraiz has been with the Company since 2013 and has served in her current role since July 2018. She previously served as Deputy General Counsel of Strayer Education, Inc., and as General Counsel of Strayer University. Prior to joining Strayer, Ms. Herraiz served in the United States Department of Justice as a Deputy Assistant Attorney General in the Office of Justice Programs, and as Counsel in the Office of Legal Policy. Ms. Herraiz earned a Bachelor of Arts in Government from the University of Virginia, and her Juris Doctor from the George Mason University School of Law.

Ms. Christa E. Hokenson is Senior Vice President and Chief Human Resources Officer. Ms. Hokenson joined SEI in July 2018 in her current role and brings more than 20 years of experience in business leadership, organizational consulting, and HR strategy. Previously, Ms. Hokenson was Managing Director and Chief Human Resources Officer at ProShares from 2012 to 2018, and held HR leadership positions at Capital One in both Europe and the U.S. She earned a Bachelor of Arts degree from The College of William & Mary.

Additional information responsive to this item is hereby incorporated by reference from the sections titled "Election of Directors," "Board Leadership Structure," "Committee Memberships," and "Insider Trading Policy" contained in the Company's Proxy Statement, which will be filed no later than 120 days following December 31, 2025.

Item 11. Executive Compensation

The information required by this Item is hereby incorporated by reference from the sections entitled "Compensation Discussion and Analysis" and the related tables and narrative thereto, "Director Compensation" and the related tables thereto, and "Compensation Committee Report" to be contained in the Company's Proxy Statement, which will be filed no later than 120 days following December 31, 2025.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item is hereby incorporated by reference from the section entitled "Beneficial Ownership of Common Stock" and "Securities Authorized for Issuance Under Equity

Compensation Plans" to be contained in the Company's Proxy Statement, which will be filed no later than 120 days following December 31, 2025.

Item 13.   Certain Relationships and Related Transactions, and Director Independence

The information required by this Item is hereby incorporated by reference from the sections entitled "Board Leadership Structure" and "Certain Transactions with Related Parties" to be contained in the Company's Proxy Statement, which will be filed no later than 120 days following December 31, 2025.

Item 14.   Principal Accounting Fees and Services

The information required by this Item is hereby incorporated by reference from the section entitled "Proposal 2 — Ratification of Appointment of Independent Registered Public Accounting Firm" to be contained in the Company's Proxy Statement, which will be filed no later than 120 days following December 31, 2025.

Item 15. Exhibits and Financial Statement Schedules

(A)(1) Financial Statements

All required financial statements of the registrant are set forth under Item 8 of this report on Form 10-K.

(A)(2) Financial Statement Schedule

All financial statement schedules are omitted because they are not applicable or the required information is included in the consolidated financial statements or notes thereto.

(A)(3) Exhibits

The exhibits required to be filed as a part of this Annual Report on Form 10-K are listed in the Exhibit Index attached hereto and are incorporated herein by reference.

Exhibit Index

Exhibit Number	Description
3.1	Amended and Restated Articles of Incorporation of the Company (incorporated by reference to Exhibit 3.1 of the Company's Current Report on Form 8-K filed with the Commission on August 1, 2018).
3.2	Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.2 of the Company's Quarterly Report on Form 10-Q filed with the Commission on July 29, 2021).
4.1	Specimen Stock Certificate (incorporated by reference to Exhibit 4.01 of Amendment No. 3 to the Company's Registration Statement on Form S-1 filed with the Commission on July 16, 1996).
4.2	Description of the Company's securities registered pursuant to Section 12 of the Securities Exchange Act of 1934 (incorporated by reference to Exhibit 4.2 of the Company's Annual Report on Form 10-K filed with the Commission on March 2, 2020).
10.1	Second Amended and Restated Revolving Credit and Term Loan Agreement, dated as of November 8, 2012, among the Company, SunTrust Bank, as Administrative Agent, and the other lenders and agents party thereto (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed with the Commission on November 9, 2012).
10.2	First Amendment to Second Amended and Restated Revolving Credit and Term Loan Agreement, dated as of July 2, 2015, among the Company, Strayer University, LLC, SunTrust Bank, as Administrative Agent, and the other lenders party thereto (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed with the Commission on July 8, 2015).
10.3	Second Amendment to Second Amended and Restated Revolving Credit and Term Loan Agreement, dated as of August 1, 2018, among the Company, certain subsidiaries of the Company party thereto as subsidiary guarantors, SunTrust Bank, as Administrative Agent, and the other lenders party thereto (incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K filed with the Commission on August 1, 2018).
10.4	Third Amendment to Second Amended and Restated Revolving Credit and Term Loan Agreement and Amendment to Other Loan Documents, dated November 3, 2020, among Strategic Education Inc., certain subsidiaries of Strategic Education Inc. party thereto as subsidiary guarantors, Truist Bank, as Administrative Agent, and the other lenders party thereto (incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q filed with the Commission on November 5, 2020).

Exhibit Number	Description
10.5	Fourth Amendment to Second Amended and Restated Revolving Credit and Term Loan Agreement and Amendment to Other Loan Documents, dated June 13, 2023, among Strategic Education, Inc., certain subsidiaries of Strategic Education Inc. party thereto as subsidiary guarantors, and Truist Bank, as Administrative Agent (incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q filed with the Commission on July 27, 2023).
10.6	Fifth Amendment to Second Amended and Restated Revolving Credit and Term Loan Agreement and Amendment to Other Loan Documents, dated June 21, 2024, by and among Strategic Education, Inc., certain subsidiaries of Strategic Education, Inc. party thereto as subsidiary guarantors, and Truist Bank, as Administrative Agent (incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q filed with the Commission on July 31, 2024).
10.7	Sixth Amendment to Second Amended and Restated Revolving Credit and Term Loan Agreement and Amendment to Other Loan Documents, dated October 18, 2024, by and among Strategic Education, Inc., certain subsidiaries of Strategic Education, Inc. party thereto as subsidiary guarantors, and Truist Bank, as Administrative Agent (incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q filed with the Commission on November 7, 2024).
10.8	Supplement and Joinder Agreement, dated as of July 2, 2015, among the Company, Strayer University, LLC, SunTrust Bank, as Administrative Agent, and other lenders party thereto (incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K filed with the Commission on July 8, 2015).
10.9	Supplement Agreement, dated August 10, 2020, among the Company, certain of its subsidiaries party thereto as subsidiary loan parties, Truist Bank, as administrative agent, and Truist Bank and Bank of America, N.A., as lenders (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed with the Commission on August 10, 2020).
10.10†	Amended and Restated Employment Agreement, dated as of April 26, 2023, between Strategic Education, Inc. and Robert S. Silberman (incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q filed with the Commission on April 28, 2023).
10.11†	Amended and Restated Employment Agreement, dated as of July 26, 2023, between Strategic Education, Inc. and Karl McDonnell (incorporated by reference to Exhibit 10.3 of the Company's Quarterly Report on Form 10-Q filed with the Commission on July 27, 2023).
10.12†	Strategic Education, Inc. 2018 Equity Compensation Plan (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-8 filed with the Commission on November 8, 2018).
10.13†	First Amendment to the Strategic Education, Inc. 2018 Equity Compensation Plan (incorporated by reference to Exhibit A to the Company's definitive proxy statement filed on March 14, 2022).
10.14†	Second Amendment to the Strategic Education, Inc. 2018 Equity Compensation Plan (incorporated by reference to Exhibit A to the Company's definitive proxy statement filed on March 10, 2025).
10.15†	Form of Restricted Stock Award Agreement — Performance Based — under the 2018 Equity Compensation Plan (incorporated by reference to Exhibit 10.12 of the Company's Annual Report on Form 10-K filed with the Commission on February 29, 2024).

Exhibit Number	Description
10.16†	Form of Restricted Stock Award Agreement — Non-Employee Director — under the 2018 Equity Compensation Plan (incorporated by reference to Exhibit 10.13 of the Company's Annual Report on Form 10-K filed with the Commission on February 29, 2024).
14.1*	Strategic Education, Inc. Code of Business Conduct
16.1	Letter from PricewaterhouseCoopers LLP (incorporated by reference to Exhibit 16.1 to the Company's Current Report on Form 8-K filed with the SEC on March 3, 2025).
21.1*	Subsidiaries of Registrant.
23.1*	Consent of PricewaterhouseCoopers LLP.
23.2*	Consent of Deloitte & Touche LLP.
24.1*	Power of Attorney (included in signature page hereto).
31.1*	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Act.
31.2*	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Act.
32.1**	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2**	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97.1	Strategic Education, Inc. Recoupment Policy (incorporated by reference to Exhibit 97.1 of the Company's Annual Report on Form 10-K filed with the Commission on February 29, 2024).
101.INS*	XBRL Instance Document
101.SCH*	XBRL Schema Document
101.CAL*	XBRL Calculation Linkbase Document
101.LAB*	XBRL Labels Linkbase Document
101.PRE*	XBRL Presentation Linkbase Document
101.DEF*	XBRL Definition Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

---

*   Filed herewith.

**   Furnished herewith.

†   Denotes management contract or compensation plan or arrangement.

Item 16.   Form 10-K Summary

Not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

STRATEGIC EDUCATION, INC.

By: /s/ Karl McDonnell
_____

Karl McDonnell
Chief Executive Officer

Date: February 27, 2026

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Karl McDonnell and Daniel W. Jackson, and each of them individually, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and his or her name, place and stead in any and all capacities, to sign the report and any and all amendments to this report, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, full power and authority to perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitutes, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the registrant in the capacities and on the date indicated.

SIGNATURES	TITLE	DATE
/s/ Robert S. Silberman Robert S. Silberman	Chairman	February 27, 2026
/s/ Karl McDonnell Karl McDonnell	Chief Executive Officer and Director (Principal Executive Officer)	February 27, 2026
/s/ Daniel W. Jackson Daniel W. Jackson	Chief Financial Officer (Principal Financial Officer)	February 27, 2026
/s/ Tal Darmon Tal Darmon	Chief Accounting Officer (Principal Accounting Officer)	February 27, 2026
/s/ Charlotte F. Beason Charlotte F. Beason	Director	February 27, 2026
/s/ Rita D. Brogley Rita D. Brogley	Director	February 27, 2026
/s/ Gregory W. Cappelli Gregory W. Cappelli	Director	February 27, 2026

SIGNATURES	TITLE	DATE
/s/ Viet D. Dinh Viet D. Dinh	Director	February 27, 2026
/s/ Robert R. Grusky Robert R. Grusky	Director	February 27, 2026
/s/ Michael A. McRobbie Michael A. McRobbie	Director	February 27, 2026
/s/ Benjamin E. Sasse Benjamin E. Sasse	Director	February 27, 2026
/s/ William J. Slocum William J. Slocum	Director	February 27, 2026
/s/ Michael J. Thawley Michael J. Thawley	Director	February 27, 2026
/s/ G. Thomas Waite, III G. Thomas Waite, III	Director	February 27, 2026

Exhibit 21.1

Subsidiaries of the Registrant

	Jurisdiction of Incorporation
Capella Education Company, Inc.	Minnesota, USA
Capella Learning Solutions, LLC	Delaware, USA
Capella University, LLC	Minnesota, USA
SEI NewCo, Inc.	Delaware, USA
Sophia Learning, LLC	Delaware, USA
Strayer University, LLC	Maryland, USA
Workforce Edge, LLC	Delaware, USA
SEI Australia Education Pty Ltd	Australia
SEI Australia Holdings Pty Ltd	Australia
Think: Colleges Pty Ltd	Australia
Think: Education Group Pty Ltd	Australia
Think: Education Services Pty Ltd	Australia
Torrens Global Education Holdings Pty Ltd	Australia
Torrens Global Education Services Pty Ltd	Australia
Torrens University Australia Ltd	Australia
Blue Mountains Hotel Management Consulting (Shanghai) Co., Ltd	China
Media Design School at Strayer Limited	New Zealand
SEI New Zealand Limited	New Zealand

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-3 (No. 333-278935) and Forms S-8 (Nos. 333-228284, 333-226471, 333-203860, 333-173732, 333-71182, 333-71104, and 333-286757) of Strategic Education, Inc. of our report dated February 27, 2025 relating to the financial statements, which appears in this Form 10-K.

/s/ PricewaterhouseCoopers LLP
Washington, District of Columbia
February 27, 2026

Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No.'s 333-286757, 333-228284, 333-226471, 333-203860, 333-173732, 333-71182 and 333-71104 on Form S-8 and Registration Statement No. 333-278935 on Form S-3 of our reports dated February 27, 2026, relating to the consolidated financial statements of Strategic Education, Inc. and subsidiaries (the "Company"), and the effectiveness of Strategic Education, Inc.'s internal control over financial reporting, appearing in this Annual Report on Form 10-K of Strategic Education, Inc. for the year ended December 31, 2025.

/s/ Deloitte & Touche LLP
McLean, Virginia
February 27, 2026

Exhibit 31.1

CERTIFICATION

I, Karl McDonnell, certify that:

1. I have reviewed this annual report on Form 10-K of Strategic Education, Inc. (the "registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 27, 2026

/s/ Karl McDonnell
Karl McDonnell
Chief Executive Officer

Exhibit 31.2

CERTIFICATION

I, Daniel W. Jackson, certify that:

1. I have reviewed this annual report on Form 10-K of Strategic Education, Inc. (the "registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 27, 2026

/s/ Daniel W. Jackson
Daniel W. Jackson
Executive Vice President and
Chief Financial Officer

Exhibit 32.1

CERTIFICATION PURSUANT TO RULE 13b — 14(b) OF THE SECURITIES EXCHANGE ACT AND 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES — OXLEY ACT OF 2002

In connection with the Annual Report of Strategic Education, Inc. (the "Company") on Form 10-K for the year ended December 31, 2025 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Karl McDonnell, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Karl McDonnell
Karl McDonnell
Chief Executive Officer

February 27, 2026

Exhibit 32.2

CERTIFICATION PURSUANT TO RULE 13b — 14(b) OF THE SECURITIES EXCHANGE ACT AND 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES — OXLEY ACT OF 2002

In connection with the Annual Report of Strategic Education, Inc. (the "Company") on Form 10-K for the year ended December 31, 2025 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Daniel W. Jackson, Executive Vice President and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Daniel W. Jackson

Daniel W. Jackson
Executive Vice President and
Chief Financial Officer

February 27, 2026

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STRATEGIC EDUCATION, INC.
2303 DULLES STATION BLVD., 6TH FLOOR
HERNDON, VA 20171
WWW.STRATEGICEDUCATION.COM